Exhibit 2.1

EQUITY PURCHASE AGREEMENT

DATED AS OF NOVEMBER 17, 2025

BY AND AMONG

TOPGOLF CALLAWAY BRANDS CORP.,

CALLAWAY TG HOLDCO INC.

AND

LGP TG AGGREGATOR LLC

i

Section 10.17	Non-Recourse	93
Section 10.18	Privileged Matters; Conflicts of Interest	93
Section 10.19	Financing Sources	94

EXHIBITS

Exhibit A	Accounting Principles
Exhibit B	Sample Closing Statement
Exhibit C	Form of Restated Operating Agreement
Exhibit D	Allocation Schedule

EQUITY PURCHASE AGREEMENT

This EQUITY PURCHASE AGREEMENT (this “Agreement”), dated as of November 17, 2025 is made by and among Topgolf Callaway Brands Corp., a Delaware corporation (“Parent”), Callaway TG Holdco Inc., a Delaware corporation and a wholly-owned, direct subsidiary of Parent (“NewCo” and together with Parent, “Sellers”), and LGP TG Aggregator LLC, a Delaware limited liability company (“Buyer”). Each of Parent, NewCo and Buyer is referred to herein as a “Party” and collectively as the “Parties”.

W I T N E S S E T H:

WHEREAS, prior to the Closing, (a) Parent will contribute all of the issued and outstanding shares of common stock, par value $0.00001 per share (the “Shares”), of Topgolf International, Inc., a Delaware corporation (the “Company” and such common stock, the “Topgolf Stock”), to NewCo (the “NewCo Contribution”), (b) following the NewCo Contribution, NewCo will contribute all of the Topgolf Stock to a newly-formed Delaware limited liability company to be a wholly-owned, direct subsidiary of NewCo (“Topco”, and such contribution, the “Topco Contribution”), (c) following the Topco Contribution, Topco will contribute all of the Topgolf Stock to a newly-formed Delaware limited liability company to be a wholly-owned, direct subsidiary of Topco (“Midco”, and such contribution, the “Midco Contribution”), (d) following the Midco Contribution, the Company will convert from a Delaware corporation to a Delaware limited liability company (the “Company Conversion” and the equity interests in such limited liability company, the “Topgolf Equity”), (e) following the Company Conversion, Top Golf USA, Inc., a Delaware corporation, will convert from a Delaware corporation to a Delaware limited liability company (the “Top Golf USA Conversion”, and together with the Company Conversion, the “Conversions”), (f) following the Top Golf USA Conversion, the Company will transfer all of the shares of Full Swing Golf Holdings Inc., a Delaware corporation (“Full Swing”), held by the Company to Parent or an Affiliate of Parent (the “Pre-Closing Transfer”, and the transactions set forth in clauses (a) through (f), collectively, the “Reorganization”);

WHEREAS, the NewCo Contribution and the Company Conversion, taken together, are intended to qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code (as defined below), and this Agreement, together with the agreements effecting such contributions, is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g);

WHEREAS, at the Closing, upon the terms and subject to the conditions hereinafter set forth, NewCo will sell to Buyer, and Buyer will purchase from NewCo, a number of membership units of Topco equal to 60% of the outstanding membership units of Topco (the “Purchased Equity”);

WHEREAS, at the Closing, Buyer and NewCo shall enter into an amended and restated limited liability company agreement of Topco, substantially in the form of Exhibit C (the “Restated Operating Agreement”); and

WHEREAS, in order to induce Sellers to enter into this Agreement, Green Equity Investors IX, L.P. and Green Equity Investors Side IX, L.P. (the “Sponsors”), simultaneously with the execution of this Agreement, have delivered to Sellers (a) a guaranty (the “Guaranty”), pursuant to which the Sponsors have agreed, on the terms and subject to the conditions therein, to guarantee certain payment obligations of Buyer set forth in this Agreement and (b) an equity commitment letter (the “Equity Commitment Letter”), pursuant to which the Sponsors have agreed, on the terms and subject to the conditions therein, to directly or indirectly (i) contribute capital to Buyer and (ii) guarantee the Bridge Loan (as defined below), on the terms and conditions therein.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01 Definitions. As used herein, the following terms have the following meanings:

“ABL Amendments” means the amendments and waivers to the ABL Credit Facility summarized in Schedule 1.01(a).

“ABL Credit Facility” means that certain Fifth Amended and Restated Loan and Security Agreement, dated as of March 16, 2023, among Parent, the Subsidiaries of Parent party thereto as borrowers, the Subsidiaries of Parent party thereto as guarantors, the financial institutions party thereto as lenders, and Bank of America, N.A., as administrative agent and as security trustee, as amended, restated, supplemented or otherwise modified from time to time.

“Accounting Principles” means the accounting principles, practices, policies, judgments and methodologies set forth in Exhibit A to this Agreement; provided, that, with respect to Taxes, “Accounting Principles” shall mean applicable Law.

“Action” means any claim, examination, action, charge, suit, litigation, audit, assessment, arbitration, investigation, complaint, demand, or other proceeding by or before any Governmental Authority.

“Acquisition Proposal” means any third party offer or proposal as to an acquisition of, purchase of or investment in any Equity Interests or material assets of the Group Companies (including, in each case, by merger, consolidation, recapitalization, license, joint venture, business combination, extraordinary dividend or reorganization), in each case, whether occurring in a single transaction or a series of related transactions.

“Adjustment Time” means 11:59 p.m. (Central Time) on the day immediately prior to the Closing Date; provided that any amounts in respect of Taxes shall be calculated as of the end of the Closing Date; provided, further, that with respect to Closing Date Indebtedness, the Adjustment Time shall mean immediately prior to Closing.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such other Person. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities or other ownership interests, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.

“Anti-Bribery Laws” means those anti-bribery and anti-corruption laws, regulations or ordinances applicable to the Sellers and the Group Companies, including (a) the U.S. Foreign Corrupt Practices Act of 1977 (as amended) and (b) the United Kingdom Bribery Act.

“Balance Sheet Date” means September 30, 2025.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which the commercial banks in New York, New York are authorized or required by Law to be closed.

“Cash and Cash Equivalents” of any Person as of any date means the cash and cash equivalents (including restricted cash) and deposits required to be reflected as cash and cash equivalents and deposits on a consolidated balance sheet of such Person and its Subsidiaries, as adjusted for any deposits in transit and outstanding checks, in each case, prepared in accordance with the Accounting Principles.

“Closing” is defined in Section 2.04.

“Closing Cash Adjustment Amount” which may be positive or negative, means the product of (a) Closing Date Cash minus the Sale Leaseback Transaction Proceeds Amount and (b) sixty percent (60%).

“Closing Conditions Satisfaction Date” means the date on which the last applicable conditions precedent set forth in Article VIII shall have been satisfied or waived (other than those conditions that, by their nature, are to be satisfied at the Closing (provided such conditions would be so satisfied)).

“Closing Date Net Working Capital” means the Net Working Capital as of the Adjustment Time.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” means each collective bargaining agreement, labor contract or similar agreement entered into with a union, labor organization or works council governing the terms and conditions of employment of any Group Company Employee.

“Commercial Agreement” means that certain Preferred Marketing and Sourcing Agreement in a form to be mutually agreed upon by the Parties.

“Competing Business” means any golf entertainment venues with an integrated bar and restaurant similar to the Topgolf-branded venues.

“Confidentiality Agreement” means, as amended and modified from time to time, that certain Confidentiality Agreement, by and between Parent and Leonard Green & Partners, L.P., dated September 22, 2024.

“Consent” means any approval, consent, ratification, clearance, registration, waiver or other authorization of any Person or Governmental Authority.

“Consolidated Group” means any affiliated, combined, consolidated, unitary or similar group with respect to Taxes, including any affiliated group within the meaning of Section 1504 of the Code electing to file consolidated federal income Tax Returns and any similar group under foreign, state or local law.

“Continuing Employee” means each Group Company Employee who, as of immediately following the Closing, continues in employment with Buyer or any of its Affiliates (including, following the Closing, any Group Company).

“Contract” means any legally binding contract, agreement, lease, sublease, license, sublicense, sales order, purchase order or other commitment.

“Convertible Notes Indenture” means the Indenture, dated as of May 4, 2020, between Parent and Wilmington Trust, National Association, as trustee.

“COTS License” means a “shrink-wrap,” “click-through” or “off-the-shelf” software or software-as-a-service license, or any other license of uncustomized software that is commercially available to the public generally, with one-time or annual license, maintenance, support and other fees of $1,000,000 or less.

“Credit Facilities” means the ABL Credit Facility and the Term Loan Credit Facility.

“Credit Facilities Documents” means, collectively, each of the Credit Facilities and the related loan documents.

“Damages” means all losses, damages, Liabilities, Taxes, amounts paid in settlement, judgments, costs and expenses, including reasonable and documented attorneys’ and experts’ fees paid in connection with the foregoing and costs of defense and investigation.

“Debt Commitment Letter” means that certain debt commitment letter addressed to Buyer, pursuant to which the financial institutions party thereto have agreed, subject only to the conditions set forth therein, to provide or cause to be provided the Debt Financing described therein.

“Debt Financing Source” means each party that has committed to provide or arrange or otherwise entered into agreements in connection with the Debt Financing, including any definitive documentation entered pursuant thereto or relating thereto, together with their respective Affiliates and their and their respective Affiliates’ former, current and future officers, directors, employees, agents and representatives and their respective successors and assigns.

“Disclosure Schedules” means the disclosure schedules delivered by Sellers to Buyer concurrently with the execution and delivery of this Agreement.

“Employee Plan” means each (a) “employee benefit plan,” as defined in Section 3(3) of ERISA, (b) employment agreement or employment offer letter, individual consulting or independent contractor agreement, and (c) severance, equity or equity-based compensation, profit-sharing, incentive or deferred compensation, bonus, commission, retention, change in control, vacation or other paid-time-off, health or welfare benefits, cafeteria, Tax gross up, sick pay, pension, retirement, fringe benefit or other compensation or employee benefit plan, program, agreement, arrangement, or policy, in each case, whether or not subject to ERISA, whether written or unwritten, which covers any Group Company Employee or Seller Business Employee and (x) is established, sponsored, maintained or contributed to by Parent or any of its Subsidiaries or (y) with respect to which Parent or any of its Subsidiaries has or may have any Liability, but excluding the Group Company Plans and any Statutory Plan.

“Environmental Laws” means any Law relating to pollution, protection of the environment or the protection of human health and safety (solely with respect to exposure to Hazardous Substances).

“Environmental Permits” means any Permits required under Environmental Laws for the operation of any Group Company or the Real Property.

“Equity Interests” means, with respect to any Person, (a) any capital stock, partnership or membership interest, unit of participation or other similar interest (however designated) in such Person or (b) any option, warrant, purchase right, conversion right, exchange right or other Contract which would entitle any other Person to acquire any such interest in such Person or otherwise entitle any other Person to share in the equity, profits, earnings, losses or gains of such Person (including stock appreciation, phantom interests, profit participation or other similar rights).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Estimated Accrued Taxes” means an amount equal to the sum of (A) any Taxes incurred by a Group Company in connection with the Pre-Closing Transfer and (B) the unpaid income Taxes (excluding (x) any income Taxes reported on a Seller Consolidated Return, (y) any income Taxes payable by NewCo and (z) any Transfer Taxes) of the Group Companies for any Pre-Closing Tax Period for which a Tax Return is first due after the date hereof (including any applicable extensions), determined (absent a change in Law after the date hereof) solely in respect of those jurisdictions in which a Group Company has filed Tax Returns with respect to income Taxes prior to the date hereof (or where a Group Company commenced or increased operations in the applicable jurisdiction after the most recent completed taxable period had closed). Estimated Accrued Taxes shall be calculated after giving effect in each applicable jurisdiction to any net operating losses, interest expense carryforward, tax credits and any other tax attributes that are available under applicable Law at least at a “more likely than not” level of comfort to offset income in such jurisdiction in such taxable period, and determined (i) by taking into account any Transaction Tax Deductions (notwithstanding that such deductions may be triggered on the Closing Date after the Adjustment Time); (ii) as if such Pre-Closing Tax Period ended as of the end of the day on the Closing Date in accordance with Section 6.02(b) (with it being assumed that the taxable year of any Group Company that is a controlled foreign corporation within the meaning of Section 957(a) of the Code (such Group Company, a “CFC”) ends at the Closing Date, with its income for such period calculated based on an interim closing of the books method, including for purposes of applying Sections 951 and Section 951A of the Code) and by assuming that all CFCs are 100% owned by a U.S. taxable corporation; (iii) without regard to any accruals or reserves established or required to be established under GAAP methodologies for contingent income Taxes or with respect to uncertain Tax positions; (iv) by excluding any Tax liability or reduction to any income Tax refund receivable attributable to any action taken by Buyer or any of its Affiliates (including, after the Closing, the Group Companies) after the Closing on the Closing Date that is outside the ordinary course of business and not consistent with this Agreement; (v) unless otherwise required by applicable Law, in accordance with the accounting methodology and the past practices (including reporting positions, elections and accounting methods) of the applicable Group Company in preparing its Tax Returns with respect to income Taxes; (vi) without regard to any deferred Tax assets and liabilities; (vii) by taking into account any estimated income Tax payments or overpayments of income Taxes applied as an offset against income Tax otherwise due to the extent such estimated income Tax payments or overpayments are available under applicable Law to reduce the amount of applicable Estimated Accrued Taxes in such Tax period; (viii) separately for each Group Company, each applicable taxing jurisdiction, each applicable Tax Return and each applicable Tax period (with the amount of income Taxes of each Person with respect to each applicable taxing jurisdiction for each applicable Tax period not being less than zero); and (ix) by including any income Taxes applicable in connection with the termination of any intercompany balances between the Group Companies, on the one hand, and Parent or any of its Affiliates (other than the Group Companies), on the other hand.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Fraud” means, with respect to any party hereto, an actual and intentional fraud in the making of any representation or warranty expressly set forth in Company Representations (in the case of Sellers), or any representation or warranty expressly set forth in Article IV (in the case of Buyer), any Transaction Document, or any certificates delivered pursuant to this Agreement. For the avoidance of doubt, the definition of “Fraud” in this Agreement is limited to actual and intentional fraud and does not include constructive fraud or other claims based on constructive knowledge or negligent misrepresentation, equitable fraud, unjust enrichment or any other fraud based claim or theory that is other than actual and intentional fraud.

“Fundamental Representations” means the representations and warranties of Sellers contained in Section 3.01 (Existence and Power), Section 3.02 (Authorization; Binding Effect), Section 3.04(a) (Noncontravention of Organizational Documents), Section 3.05(b)(ii) (Group Companies) and Section 3.21 (Brokers’ Fees).

“GAAP” means United States generally accepted accounting principles, consistently applied by the Group Companies.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, legislature, executive, court, tribunal or arbitral body.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Group Companies” means the Company and its Subsidiaries and after the Reorganization shall include Topco and Midco.

“Group Company Employees” means the employees of the Group Companies, including any Seller Transferred Employees.

“Group Company Guarantees” means all guarantees, letters of credit, bonds, sureties and other credit support or assurances provided by any Group Company or Retained Company in support of any obligation of the Group Companies listed in Schedule 1.01(c). For the avoidance of doubt, Group Company Guarantees shall not include any such guarantee, letter of credit, bond, surety or other credit support or assurance provided by any Group Company or Retained Company in respect of any venue-level financing.

“Group Company Intellectual Property Rights” means the Intellectual Property Rights owned or purported to be owned by the Group Companies, excluding the Intellectual Property Rights in and to the Retained Marks.

“Group Company Interests” means, with respect to each Group Company, the issued and outstanding shares of capital stock of or other equity interests in the Group Companies, as applicable.

“Group Company Plan” means each (a) “employee benefit plan,” as defined in Section 3(3) of ERISA, (b) employment agreement or employment offer letter, individual consulting or independent contractor agreement, and (c) severance, equity or equity-based compensation, profit-sharing, incentive or deferred compensation, bonus, commission, retention, change in control, vacation or other paid-time-off, health or welfare, cafeteria, Tax gross up, sick pay, pension, retirement, fringe benefit or other compensation or employee benefit plan, program, agreement, arrangement, or policy, in each case, whether or not subject to ERISA, whether written or unwritten, which covers any Group Company Employee or Seller Business Employee that is sponsored or maintained by a Group Company, but excluding any Statutory Plan.

“Group Company Records” means (a) all books, records, files, plans, studies, reports, manuals, handbooks, catalogs, brochures, ledgers, drawings and other similar materials (or portions thereof), other than Tax-related records and receipt (or portions thereof) related to the Group Companies, including (i) lists of customers, suppliers or personnel of the Group Companies, (ii) all product, business and marketing plans of the Group Companies and (iii) operating and personnel records of the Group Companies and (b) Tax-related records and receipts (or portions thereof) primarily or exclusively related to the Group Companies; provided, that, in each case, the foregoing will not include books, records, files, plans, studies, reports, manuals, handbooks, catalogs, brochures, ledgers, drawings and other similar materials (or portions thereof) primarily related to the Retained Companies.

“Hazardous Substances” means any material, substance or waste that is listed, classified, regulated, characterized or otherwise defined as “hazardous,” “toxic,” “radioactive,” a “pollutant,” or “contaminant,” (or words of similar intent or meaning) under Environmental Law, including petroleum, its derivatives, by-products and other hydrocarbons, urea formaldehyde, lead-based paint, PCBs, silica, per- and polyfluoroalkyl substances and asbestos.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, without duplication, after giving effect to the Pre-Closing Transfer and as calculated in accordance with the Accounting Principles, (a) all obligations of the Group Companies for borrowed money, (b) all obligations of the Group Companies evidenced by notes, bonds (other than surety bonds), debentures or other similar instruments, (c) all reimbursement or repayment obligations of the Group Companies under letters of credit and surety bonds solely to the extent such letters of credit have been drawn or claims have been made under such surety bonds, (d) all obligations of the Group Companies under finance leases to the extent any such lease is accrued as indebtedness in accordance with Accounting Principles, (e) all net intercompany amounts payable including any outstanding loans, advances, accrued interest, or other financial obligations owed by the Group Companies or their subsidiaries to Parent or any of Parent’s Affiliates or Subsidiaries (in each case, other than to the Group Companies and their subsidiaries) that have not been settled or paid in connection with Closing, but excluding (i) ordinary course trade payables and (ii) any other Liabilities included in Net Working Capital, (f) all accrued but unpaid bonuses under the corporate annual incentive plan set forth on Schedule 1.01(j)(i), together with all associated employer payroll related taxes related to such bonuses, whether or not yet due and payable, (g) all accrued but unpaid severance payable by the Group Companies in connection with terminations of employment prior to Closing, together with all associated employer payroll taxes incurred by the Group Companies in connection therewith, whether or not yet due and payable, (h) all reserves or accruals relating to litigation, arbitration, mediation, investigation, or other legal or governmental proceedings and settlements in excess of $1,000,000 or set forth on Schedule 1.01(j)(ii), (i) all obligations of the Group Companies for guarantees of another Person in respect of any items set forth in clauses (a) through (h) (other than guarantees that constitute Permitted Liens), (j) to the extent accrued for in accordance with the Accounting Principles, all accrued interest, fees and expenses (including prepayment premium obligations) resulting from any of the items set forth in clauses (a) through (h) and (i) all Estimated Accrued Taxes. For the avoidance of doubt, (1) any Liability of the Group Companies included in the calculation of Net Working Capital or Unpaid Transaction Expenses, (2) intercompany balances solely among the Group Companies, and (3) in respect of any construction advance, construction payables, operating lease liability, finance liability associated with a venue or ground lease, and/or any deemed landlord financing liability or any guarantees thereof, in each case, shall not be included in the calculation of Indebtedness for any purpose hereunder.

“Intellectual Property Rights” means all intellectual property rights of every kind and nature, however denominated, in any and all jurisdictions throughout the world, including all: (a) Patents; (b) Trademarks; (c) trade secrets and other confidential or proprietary information, including inventions and invention disclosures (whether or not patentable and whether or not reduced to practice), data, know-how, product designs, formulae, specifications, methods and processes, customer information and proprietary marketing materials (collectively, “Trade Secrets”); (d) copyrights and mask works, whether or not registered, and registrations and applications for registration and renewals and extensions of the foregoing; (e) rights of publicity; (f) rights in Software; and (g) Internet domain names and social media accounts and handles.

“IP Contract” means Contracts pursuant to which (a) a Group Company has granted to any Person any right or interest in Group Company Intellectual Property Rights, other than (i) non-exclusive licenses granted in the ordinary course of business in connection with the sale or licensing of products or services of any Group Company to customers, (ii) non-exclusive licenses granted to vendors or service providers of the Group Companies for the purpose of providing products or services to the Group Companies, or (iii) Contracts entered into in the ordinary course of business where a non-exclusive license to Group Company Intellectual Property Rights is incidental to the primary purpose of the Contract, (b) a Group Company is granted any right or interest in Intellectual Property Rights owned by any Person, other than (i) COTS Licenses, or (ii) Contracts entered into in the ordinary course of business where a non-exclusive license to Intellectual Property Rights is incidental to the primary purpose of the Contract, (c) any Group Company Intellectual Property Right that is material to the business of the Group Companies was developed or is under development by any Person, other than Contracts with employees of the Group Companies containing any assignment or license of Intellectual Property Rights, or (d) any Group Company is restricted from using, enforcing, or registering any Group Company Intellectual Property Rights (including settlement agreements, coexistence agreements, and covenants not to sue).

“IT Assets” means all of the computer systems, Software, workstations, routers, hubs, switches, circuits, servers, endpoints, platforms, websites, firmware, hardware, data communications lines, and all other information technology or outsourced services, and all electronic connections between them, in each case that are used by the Group Companies in the conduct of the business of the Group Companies as it is currently conducted.

“knowledge of Buyer,” “Buyer’s knowledge” or any other similar knowledge qualification in this Agreement means to the actual knowledge of the Persons set forth in Schedule 1.01(d).

“knowledge of Sellers,” “Sellers’ knowledge” or any other similar knowledge qualification in this Agreement means to the actual knowledge of the Persons set forth in Schedule 1.01(e).

“Law” means, with respect to any Person, any statute, law, bylaw, ordinance, rule, regulation, or Governmental Order, in each case, of any Governmental Authority that is binding upon or applicable to such Person.

“Leased Real Property” means the real property leased, subleased, licensed or occupied by any Group Company as tenant, subtenant or licensee.

“Leases” means the leases, subleases, sub-subleases, licenses or other agreements pursuant to which any Group Company has a leasehold or subleasehold interest in the Leased Real Property, together with all applicable master leases, subleases or other leases pursuant to which a Group Company derives its use or occupancy of Leased Real Property or otherwise benefits, including all amendments, modifications, supplements, recognition agreements, subordination, non-disturbance and attornment agreements, and guarantees thereto.

“Liability” means any liability, cost, expense, debt, commitment or obligation of any kind, character or description, and whether known or unknown, choate or inchoate, liquidated or unliquidated, accrued, absolute, contingent or otherwise, and regardless of when asserted or by whom.

“Lien” means, with respect to any property, equity interest or other asset, any mortgage, deed of trust, lien, encumbrance, hypothecation, license, lease, sublease, occupancy agreement, pledge, security interest, right of way, covenant, condition, use restriction, easement, encroachment, right of first refusal, right of first offer, restriction on transfer of title or voting of any nature whatsoever, option, conditional sale agreement or other encumbrance of any kind, in each case, in respect of such property, equity interest or other asset.

“Look-Back Date” means January 1, 2023.

“Material Adverse Effect” means any change, event, occurrence, development, fact, condition, circumstance, or effect that (x) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, operations of the business, results of operations or financial condition of the Group Companies, taken as a whole or (y) would reasonably be expected to prevent the ability of the Sellers and the Group Companies to consummate the transactions contemplated hereby; provided, however, that, solely with respect to clause (x) of this definition, in no event will any of the following, alone or in combination, be deemed to constitute, nor shall any of the following (including the effect of any of the following) be taken into account in determining whether there has been or will be, a “Material Adverse Effect”: (a) any actual or proposed change in applicable Law or changes in financial accounting standards or GAAP or, in each case, any interpretation thereof after the date of this Agreement; (b) general economic, political or business conditions or changes therein (including commencement, continuation or escalation of war, armed hostilities or national or international calamity); (c) financial and capital markets conditions (or changes to such conditions), including interest rates, tariffs and currency exchange rates, or any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world; (d) seasonal fluctuations; (e) any trend or change generally affecting any of the industries in which the Group Companies operate; (f) the entry into or announcement of this Agreement (including the fact that the prospective owner of the Group Companies is Buyer or any Affiliate of Buyer), the pendency or consummation of the transactions contemplated hereby or the performance of this Agreement or any other Transaction Document; (g) the compliance with the express terms of this Agreement or any other Transaction Document or the taking of any action (or the omission of any action) expressly required by this Agreement or any other Transaction Document or taken (or omitted to be taken) with the written consent of Buyer or otherwise as requested or approved in writing by Buyer or its Affiliates; (h) weather conditions, global health conditions (including any epidemic, pandemic or disease outbreak) or other force majeure events, any act of God or natural disaster, including any material worsening of such conditions or any commercially reasonable responses thereto; (i) any acts of terrorism or changes in geopolitical conditions; (j) any failure of the Group Companies to meet any projections, business plans or forecasts (provided that, this clause (j) shall not prevent a determination that any change or effect underlying such failure to meet projections, business plans or forecasts has resulted in a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect)); or (k) any matter to which Buyer has consented or hereafter consents in writing or was known to Buyer as of the date hereof (provided, that this exception shall not apply to any materially adverse development, escalation, expansion in scope or increase in severity of any matter beyond what was disclosed to Buyer); provided, further, that in the case of the foregoing clauses (a), (b), (c), (e), (h) and (i), except to the extent that such matters materially and disproportionately impact the Group Companies (taken as a whole) relative to other similarly situated Persons in the industries in which the Group Companies operate, then the incremental disproportionate impact or impacts, and solely such incremental disproportionate impact or impacts, may be taken into account (and only to the extent thereof) in determining whether a Material Adverse Effect has occurred.

“Net Working Capital” means, as calculated in accordance with the Accounting Principles, the Group Companies’ consolidated current assets calculated with only the line items and general ledger accounts set forth in the Sample Closing Statement minus the Group Companies’ consolidated current liabilities with only the line items and general ledger accounts set forth in the Sample Closing Statement. For the avoidance of doubt, any Liability of the Group Companies included in the calculation of Indebtedness or Unpaid Transaction Expenses, in either case, any amount included within the definition of Cash and Cash Equivalents and any amounts receivable in respect of the sale of any real property, land, buildings, and improvements shall not be included in the calculation of Net Working Capital for any purpose hereunder.

“Net Working Capital Adjustment Amount,” which may be positive or negative, means the product of (a) sixty percent (60%) and (b) Closing Date Net Working Capital minus the Target Closing Net Working Capital.

“Non-Recourse Party” means, with respect to a Party, any of such Party’s former, current and future direct or indirect equity holders, controlling Persons, directors, managers, officers, employees, legal counsel, financial advisors, agents, representatives, Affiliates, members, general or limited partners, successors or assignees (or any former, current or future equity holder, controlling Person, director, manager, officer, employee, legal counsel, financial advisors, agent, representative, Affiliate, member, general or limited partner, successor or assignee of any of the foregoing).

“Non-U.S. Plan” means an Employee Plan or Group Company Plan maintained for the benefit of any Group Company Employee or Seller Business Employee who primarily performs services for the Group Companies outside of the United States.

“Open Source Software” means any Software that is distributed (a) as “free software” (as defined by the Free Software Foundation), (b) as “open source software” or pursuant to any license identified as an “open source license” or that substantially conforms to the “open source definition” (as those terms are defined by the Open Source Initiative (www.opensource.org/licenses)), or (c) under any similar licensing or distribution model as (a) or (b).

“Organizational Documents” means any charter, certificate of incorporation, certificate of formation, articles of incorporation, articles of association, memorandum of association, bylaws, operating agreement, partnership agreement or similar formation or governing documents and instruments.

“Owned Real Property” means the real property owned by any Group Company described in Schedule 3.12(a).

“Parent Debt Facilities” means, collectively, the Credit Facilities and the Convertible Notes Indenture.

“Parent Debt Facilities Documents” means, collectively, each of the Parent Debt Facilities and the related loan documents.

“Patents” means patents, utility models, industrial designs, certificates of invention, and other statutory invention registrations and applications for any of the foregoing, together with all reissuances, divisions, renewals, revisions, extensions, reexaminations, provisionals, continuations and continuations-in-part with respect thereto.

“Payment Association Rules” mean the rules, regulations, bylaws, standards, policies, operating or technical standards or guidance and procedures of the payment card brands (i.e., VISA U.S.A., Inc. and Visa International, Inc., MasterCard International, Inc., Discover Financial Services, LLC, American Express), the Payment Card Industry Security Standards Council or any other payment system in which the Group Companies process transactions, including with respect to the processing of payment card information, the Payment Card Industry Data Security Standard (PCI DSS).

“Permitted Liens” means (a) Liens for Taxes, assessments or other governmental charges, in each case, not yet delinquent or the validity of which is being contested in good faith by (if then appropriate) appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (b) mechanics’, carriers’, workers’, repairers’ and similar liens arising or incurred in the ordinary course of business, for amounts which are not yet delinquent or the validity of which is being contested in good faith by (if then appropriate) appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (c) municipal bylaws, restrictions or regulations, and zoning, building, entitlement and other land use and environmental regulations promulgated by any Governmental Authority having jurisdiction over the Real Property which are not violated in any material respect by the current use and operation of the Real Property and that would not reasonably be expected to materially impair the current use or occupancy of any Real Property subject thereto, (d) Liens of public record that would not reasonably be expected to materially impair the current use or occupancy of any Real Property subject thereto, (e) covenants, conditions, restrictions, matters of record, easements, reservations, encroachments, rights of way, encumbrances, defects, imperfections, irregularities of title or other similar matters or similar Liens, if any, that would not reasonably be expected to materially impair the current use or occupancy of any Real Property subject thereto, (f) with respect to any Leased Real Property, (i) the interests and rights of the respective lessors or sublessors with respect thereto and (ii) any Lien pursuant to or permitted under the applicable Lease and any ancillary documents thereto, which, in the case of this clause (ii), would not reasonably be expected to materially impair the current use or occupancy of any Real Property subject thereto, (g) with respect to Real Property, covenants, conditions, restrictions, matters of record, easements, reservations, encroachments, rights of way, encumbrances, defects, imperfections, irregularities of title or other Liens that would be apparent upon physical inspection of the Real Property or review of an accurate survey covering the Real Property, or that are disclosed in any title report, title commitment, proforma title policy, title policy or other real property files that have been made available to Buyer, in each case, that would not reasonably be expected to materially impair the current use or occupancy of any Real Property subject thereto, (h) Liens created by Buyer or its successors and assigns, (i) Liens disclosed in the Financial Statements or listed in Schedule 1.01(f), (j) non-exclusive licenses of Intellectual Property Rights, (k) Liens securing the Credit Facilities (to the extent such Liens relating to the Shares and the Group Companies’ assets are released (x) prior to the Closing or (y)

as of the Closing upon consummation of the transactions contemplated hereby), (l) statutory or contractual Liens of lessors or Liens on the lessor’s or prior lessor’s interest pursuant to the Leases, (m) purchase money Liens and Liens securing obligations under finance leases, (n) with respect to Real Property, leases, subleases, licenses and other occupancy agreements set forth on Schedule 3.12(c) and any leases, subleases and other occupancy agreements entered into by a Group Company as the lessor, sublessor or licensor (x) prior to the date of this Agreement, in the ordinary course of business that would not reasonably be expected to materially impair the current use or occupancy of any Real Property subject thereto and (y) after the date of this Agreement, in accordance with, and permitted by, the terms of this Agreement and (o) statutory Liens for obligations not yet delinquent which have been filed of record but which have been bonded over or otherwise insured against or the amount or validity of which is being contested in good faith by (if then appropriate) appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Union, Governmental Authority or other entity of any kind.

“Personal Information” means information that is considered “personally identifiable information,” “personal information,” “personal data,” or any similar term by any applicable Privacy Obligations.

“Post-Closing Actions” means, as taken by Buyer or its Affiliates (including the Group Companies) after the Closing, (a) any action in respect of Taxes or that could reasonably be expected to result in an increase in Estimated Accrued Taxes that is taken on the Closing Date after the Closing other than (i) in the ordinary course of business in all material respects or (ii) as contemplated by this Agreement, (b) any Tax election or deemed Tax election that would be effective for any Pre-Closing Tax Period, (c) amendment of any Tax Return with respect to a Group Company for a Pre-Closing Tax Period, (d) initiating voluntary contact (including through any voluntary disclosure program) with any Governmental Authority in respect of Taxes or Tax Returns of the Group Companies for any Pre-Closing Tax Period, or (e) filing of any Tax Return of a Group Company with respect to a Pre-Closing Tax Period in a manner that is inconsistent with the most recent past practices with respect to such Tax Returns.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and, with respect to a Straddle Tax Period, the portion of such Tax period ending on the Closing Date.

“Privacy Obligations” means any applicable Law, contractual obligations, or written policies of the Group Companies relating to privacy, information security, data protection, and the processing of Personal Information, including but not limited to the following, to the extent applicable to the Group Companies: the Federal Trade Commission Act, the California Consumer Privacy Act and other comprehensive state privacy laws, the EU General Data Protection Regulation 2016/679, including as implemented in the UK by the Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations 2019, the UK Data Protection Act 2018, the EU e-Privacy Directive, the UK Privacy and Electronic Communications Regulations 2003, Regulation (EU) 2024/1689, Directive (EU) 2022/2555, the Telephone Consumer Protection Act and analogous state laws, state biometric privacy laws, the Payment Association Rules, and any and all applicable Laws concerning requirements for website and mobile application privacy policies and practices, or any outbound communications, tracking and marketing.

“Real Property” means the Owned Real Property and the Leased Real Property.

“Release” means any release, spill, leak, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into or through the environment.

“Regulatory Laws” means the HSR Act, the Sherman Antitrust Act, the Clayton Antitrust Act, the Federal Trade Commission Act, the German Act against Restraints of Competition (GWB) and any other Laws that are designed or intended to prohibit, restrict or regulate (a) foreign investment or (b) actions having the purpose or effect of monopolization, restraint of trade or lessening of competition (including all antitrust, competition, merger control and similar Laws).

“Representative” means, with respect to any Person, such Person’s directors, officers, employees, counsel, accountants, consultants (including any investment banker or financial advisor), agents, lenders and other authorized representatives.

“Requisite Consents” means the Consent of (a) lenders holding a majority of the aggregate principal amount of the outstanding loans under the Term Loan Credit Facility to the Term Loan Amendments and (b) all of the lenders under the ABL Credit Facility to the ABL Amendments.

“Retained Companies” means Parent, NewCo and all of the direct and indirect Subsidiaries of Parent, other than the Group Companies.

“Retained Marks” means the name “Callaway” and any other Trademarks owned by the Retained Companies, and any Trademarks confusingly similar thereto.

“Sale Leaseback Transaction Proceeds Amount” means the amount of gross proceeds, if any, received by the Company or any of its Subsidiaries between the date of this Agreement and the Closing in connection with any sale of real property, buildings, land or improvements.

“Sanctioned Person” means any Person that: (a) is listed on any Sanctions list maintained by any governmental body responsible for enforcing Sanctions (including the United States Department of Treasury, Office of Foreign Assets Control “OFAC”); (b) is located in, ordinarily resident in, organized under the laws of, or having its principal place of business in, any country or region that is the subject of comprehensive country- or region-wide Sanctions (currently, Cuba, Iran, North Korea, and the Crimea, Donetsk and Luhansk regions of Ukraine); or (c) is 50% or more owned or controlled, directly or indirectly, individually or in the aggregate, by, or is acting for or on behalf of, any Person described in clause (a) or (b).

“Sanctions” means those trade, economic and financial sanctions laws, regulations, embargoes, and restrictive measures (in each case having the force of law) administered, enacted or enforced from time to time by (a) the United States (including OFAC), (b) the European Union and enforced by its member states, (c) the United Nations Security Council, or (d) His Majesty’s Treasury.

“Sample Closing Statement” means the sample calculation of (a) Net Working Capital, (b) Indebtedness, (c) Cash and Cash Equivalents and (d) Unpaid Transaction Expenses of the Group Companies as of September 30, 2025 attached hereto as Exhibit B.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Security Incident” means any (a) unauthorized acquisition of, access to, loss of, or misuse (by any means) of Personal Information maintained by the Group Companies or, to the knowledge of the Sellers, by any third-party service provider on behalf of the Group Companies or (b) unauthorized or unlawful processing of Personal Information.

“Seller Business Employees” means those employees of Parent and its Affiliates (other than the Group Companies) (a) who worked predominantly for the Group Companies during the one year prior to the date of this Agreement (or such lesser time in which the individual was employed by Parent and its Affiliates), or (b) whom Buyer and Sellers agree will be deemed Seller Business Employees, in each case under clauses (a) and (b), as identified on Schedule 1.01(g).

“Seller Consolidated Group” means any Consolidated Group of which each of (a) a Group Company and (b) a Retained Company, is or was a member on or prior to the Closing Date.

“Seller Consolidated Return” means any Tax Return of a Seller Consolidated Group.

“Seller Transferred Employees” means those Seller Business Employees whose employment is transferred to a Group Company prior to the Closing, and such Seller Transferred Employees shall be considered Group Company Employees.

“Shared Contract” means any Contract to which Parent or any of its Subsidiaries (including the Group Companies) is a party with any non-Affiliated third party and which benefits both the Group Companies and any Retained Company.

“Software” means computer software programs and applications, together with all source code, object code, firmware, files, development tools, algorithms, database rights, and all specifications, designs, documentation and technology relating thereto.

“Statutory Plan” means any employee benefit plan, program, or arrangement that is contributed to by Sellers or any Group Company for the benefit of any Group Company Employee or Seller Business Employee that is sponsored by a Governmental Authority and required by applicable non-U.S. Law.

“Straddle Tax Period” means a Tax period that begins on or before the Closing Date and ends after the Closing Date.

“Subject Businesses” means Full Swing, The Range NYC LLC (dba Five Iron Golf) and Elysian Park Ventures.

“Subsidiary” means, with respect to any Person, whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly, owned or controlled by such Person or by one or more of its respective Subsidiaries.

“Target Closing Net Working Capital” means the amount set forth on Schedule 1.01(b).

“Tax” means any and all federal, state, local, or non-U.S. taxes or any charge of any kind in the nature of (or similar to) taxes (including income, profits, windfall profits, franchise, alternative minimum, add-on minimum, gross receipts, sales, use, environmental, customs duties, value added, goods and services, harmonized, ad valorem, transfer, real property, personal property, stamp, capital stock, excise, premium, social security (or similar, including FICA), payroll, occupation, employment, unemployment, severance, disability, registration, license, withholding and estimated tax), and any interest, penalty, or addition with respect thereto, in each case, whether disputed or not, imposed by any Governmental Authority responsible for the imposition of the foregoing (a “Taxing Authority”).

“Tax Return” means any report, return, document, declaration, election or other information or filing supplied to, or required to be supplied to, any Taxing Authority with respect to Taxes, including information returns and any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Term Loan Amendments” means the amendments and waivers to the Term Loan Credit Facility summarized in Schedule 1.01(h).

“Term Loan Credit Facility” means that certain Credit Agreement, dated as of March 16, 2023, among Parent, the financial institutions party thereto as lenders and Bank of America, N.A., as administrative agent, as amended, restated, supplemented or otherwise modified from time to time.

“Toptracer License Agreement” means that certain license agreement pursuant to which the Company will license the Toptracer technology to Parent, in a form to be mutually agreed upon by the Parties.

“Trademarks” means (a) trademarks, service marks, certification marks, logos, trade dress, trade names, product names, brand names, domain names and other indicia of origin (whether registered, common law, statutory or otherwise), together with all translations, localizations, adaptations, derivations and combinations thereof, (b) all registrations and applications to register the foregoing anywhere in the world and (c) all goodwill associated with all of the foregoing.

“Transaction Documents” means this Agreement, the Restated Operating Agreement, the Transition Services Agreement, the Commercial Agreement, the Warehouse Agreement, the Toptracer License Agreement, and any other agreements or instruments executed pursuant hereto.

“Transaction Tax Deductions” means any deduction resulting from (a) Net Working Capital, (b) any Unpaid Transaction Expenses or (c) Indebtedness, in each case, to the extent deductible in a Pre-Closing Tax Period at a “more likely than not” or higher level or comfort.

“Transition Services Agreement” means that certain transition services agreement, in a form to be mutually agreed upon by the Parties.

“Union” means any labor union, labor organization, works council, trade union or other employee representative body.

“Unpaid Transaction Expenses” means, solely to the extent incurred prior to the Closing and not paid prior to the Closing and without duplication, (a) all fees, expenses and costs payable by the Group Companies in connection with the transactions contemplated by this Agreement to financial advisors, accountants, legal advisors and other third party advisors and (b) all transaction bonuses, retention payments, or change in control payments that become due solely as a result of the transactions contemplated hereunder and are payable by any Group Company to any Group Company Employee as of the consummation of the Closing pursuant to arrangements established by the Group Companies prior to the Closing, including such bonuses and payments set forth on Schedule 1.01(i) (but excluding any payments pursuant to “double-trigger” arrangements resulting in payments and/or benefits provided upon a termination of service at or following the consummation of the Closing and/or benefits that are tied to post-Closing continued employment or service), and the employer portion of any employment Taxes incurred by a Group Company in connection with the payment of any such amounts or in connection with the accelerated vesting of any restricted stock units or other equity-based awards covering shares of Parent common stock; provided, that, for the avoidance of doubt, Unpaid Transaction Expenses shall not include any amount included in Indebtedness or Net Working Capital.

“Warehouse Agreement” means that certain warehouse agreement in a form to be mutually agreed upon by the Parties.

Cross References. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Accountant	2.05(c)
Agreement	Preamble
Audited Financial Statements	Section 3.06(a)
Benefits Continuation Period	7.02
Bridge Financing Commitment	Section 4.05
Bridge Financing Proceeds	Section 2.02(b)
Buyer	Preamble
Buyer Equity	Recitals
Buyer Plans	7.04
Buyer Releasee	10.03(b)
Buyer Releasor	10.03(b)
Cash Incentive Plans	7.03
COBRA	3.17(e)

Term	Section
Claims	Section 10.02(b)
Claim Notice	Section 10.02(b)
Closing	2.04(a)
Closing Date	2.04(a)
Closing Date Cash	2.05(b)
Closing Date Indebtedness	2.05(b)
Closing Legal Impediment	8.01(b)
Closing Statement	2.05(b)
Company	Recitals
Committed Bridge Financing	Section 4.05
Competing Activity	5.16(c)
D&O Indemnified Parties	5.18(b)
Debt Distribution Amount	Section 2.02(b)
Debt Financing	5.23
Debt Financing Proceeds	Section 2.02(b)
Designated Person	10.18(b)
Determination Date	2.05(c)
Employee List	3.18(d)
Employee Transfer	7.02
Enforceability Exceptions	3.02(b)
Equity Commitment Letter	Recitals
Equity Financing	Section 4.05
Estimated Closing Date Cash	2.05(a)
Estimated Closing Date Indebtedness	2.05(a)
Estimated Closing Date Net Working Capital	2.05(a)
Estimated Closing Statement	2.05(a)
Estimated Purchase Price	2.05(a)
Excluded Information	Section 5.23(b)
Extraordinary Action	5.19(b)
Financial Statements	3.06(a)
Financing Conditions	Section 4.05
Group Company Marks	5.09
Group Company Registered Intellectual Property Rights	3.13(a)
Guaranty	Recitals
Inactive Employee	7.02
Indemnified Party	Section 10.02(b)
Indemnifying Party	Section 10.02(b)
Information	10.18(a)
Material Contract	3.09(a)
Mirrored Shared Contracts	5.04(a)
Mirrored Shared Contractual Liabilities	5.04(c)
NewCo	Preamble
Outside Date	9.01(e)
Parent	Preamble
Parent Closing Certificate	8.02(d)

Term	Section
Party or Parties	Preamble
Permits	3.16
Pre-Closing Claims	Section 5.11
Pre-Closing Transfer	Recitals
Prior Company Counsel	10.18(b)
Privileged Information	10.18(a)
Privileges	10.18(a)
Purchase Price	2.03(a)
Purchased Equity	Recitals
Regulatory Approvals	5.03(a)
Release Letters	Section 5.24
Remedy Action	5.03(d)
Required Amount	Section 4.05
Restated Operating Agreement	Recitals
Retained Claims	10.03(b)
Sale-Leaseback Properties	5.26
Sale-Leaseback Transaction	5.26
Scheduled Leased Real Property	3.12
Seller Releasor	10.03(c)
Seller Releasee	10.03(c)
Sellers	Preamble
Shares	Recitals
Specified Tax Returns	Section 6.01
Specified Third Party Consents	5.19(b)
Specified Third Party Contracts	5.19(c)
Sponsors	Recitals
Tax Claim	6.03
Taxing Authority	1.01
Transfer Taxes	6.02(a)

Section 1.02 Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral gender and vice versa. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. The word “or” shall be disjunctive but not exclusive. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any

Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to any Law shall be deemed to refer to such Law as amended from time to time, except as otherwise specified herein, and to any rules or regulations promulgated thereunder. The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent and no rule of strict construction shall be applied against any Party. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. When calculating the period of time before which, within which or following which any act is to be done or step to be taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day. The word “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. All accounting terms used herein and not expressly defined herein shall have the meanings given to them under Accounting Principles. Any document or item shall be deemed “delivered,” “provided” or “made available” to Buyer within the meaning of this Agreement if such document or item is (a) included in the electronic data room hosted by Datasite entitled “Project Pivot” at least 24 hours prior to the execution and delivery of this Agreement and made available to Buyer, or (b) actually delivered or provided to Buyer or any of its Representatives (including by email with receipt confirmed).

ARTICLE II

PURCHASE AND SALE

Section 2.01 Purchase and Sale of the Purchased Equity(a) Upon the terms and subject to the conditions of this Agreement, NewCo agrees to sell to Buyer, and Buyer agrees to purchase from NewCo, the Purchased Equity at the Closing, free and clear of all Liens other than restrictions on transfer arising under applicable securities Laws.

Section 2.02 Reorganization; Debt Financing and Debt Financing Distribution.

(a) Prior to the Closing, Parent and its Subsidiaries (including the Group Companies) shall, subject to obtaining any necessary Consent of any third party or Governmental Authority, take all such actions as are necessary or desirable to effect the Reorganization. Subject to the other terms and conditions of this Agreement, each Party shall, and shall cause its Subsidiaries to, cooperate and use reasonable best efforts to assist the other Party (and such other Party’s Subsidiaries) as applicable and as reasonably requested, in connection with the performance and completion of the Reorganization.

(b) Immediately prior to the consummation of the purchase and sale of the Purchased Equity: (i) the Company will incur the Debt Financing (provided that in no event shall the aggregate principal amount of the Debt Financing exceed $325,000,000 without Sellers’ express written consent) and Topco will incur the Bridge Loan (which shall be consistent with the terms provided in Section 5.22), (ii) the Company will distribute any net cash proceeds of the Debt Financing received by it (the “Debt Financing Proceeds”) to Midco, (iii) Midco will distribute such Debt Financing Proceeds to Topco, and (iv) Topco will distribute (x) such Debt Financing Proceeds, and (y) any net cash proceeds of the Bridge Loan received by it (the “Bridge Financing Proceeds” and, together with the Debt Financing Proceeds, the “Debt Distribution Amount”) to

NewCo. Notwithstanding the foregoing or anything herein to the contrary, Buyer acknowledges and agrees that obtaining the Debt Financing, the Bridge Loan, or any other financing (including any incurrence thereof by the Company or Topco, as applicable), in each case, are not conditions to its obligations under this Agreement. If the Debt Financing and/or the Bridge Loan has not been obtained, Buyer shall continue to be obligated, until such time as this Agreement is terminated in accordance with its terms and subject to the waiver or fulfillment of the conditions set forth herein, to complete the transactions contemplated by this Agreement.

Section 2.03 Purchase Price; Withholding.

(a) The “Purchase Price” in the aggregate for the Purchased Equity shall, subject to the adjustments set forth in Section 2.05, be an amount in cash equal to (i) $660,000,000, plus (ii) the Net Working Capital Adjustment Amount, minus (iii) the Closing Date Indebtedness, plus (iv) the Closing Cash Adjustment Amount, minus (v) sixty percent (60%) of the Unpaid Transaction Expenses, minus (vi) sixty percent (60%) of the Debt Distribution Amount.

(b) Each applicable withholding agent shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement such amounts as it is required to deduct and withhold for tax purposes under applicable Tax Law. If Buyer determines that any deduction or withholding is required in respect of a payment pursuant to this Agreement, other than in respect of payments subject to compensatory withholding, Buyer shall use commercially reasonable efforts to provide written notice to Parent no less than five days prior to the date on which such deduction or withholding is to be made with a written explanation substantiating the requirement to deduct or withhold, and the Parties shall use commercially reasonable efforts to cooperate to mitigate any such requirement to the maximum extent permitted by Law. The withholding party shall timely remit all deducted or withheld amounts to the applicable Governmental Authority in accordance with applicable Law and shall promptly provide the other Party with a receipt issued by the Governmental Authority or other reasonable evidence of such remittance. Any amounts deducted, withheld and remitted consistent with the terms of this Section 2.03(b) shall be treated for all purposes of this Agreement as having been paid to the Party on whose behalf such deduction and withholding was made.

Section 2.04 Closing.

(a) Subject to the terms and conditions of this Agreement, the closing (the “Closing”) of the purchase and sale of the Purchased Equity hereunder shall take place remotely by the electronic exchange of signature pages for executed documents, (i) on the first Business Day of the next calendar month following the Closing Conditions Satisfaction Date if the Closing Conditions Satisfaction Date is not more than 10 Business Days before the last day of the then-current calendar month, (ii) on the third Business Day following the Closing Conditions Satisfaction Date if the Closing Conditions Satisfaction Date is more than 10 Business Days from the last day of the then-current calendar month, or (iii) on such other date as the Parties may mutually agree in writing. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.” Unless otherwise explicitly specified, all transactions taking place at the Closing shall be deemed to occur simultaneously.

(b) Upon the terms and subject to the conditions of this Agreement, at the Closing, in consideration for the sale of the Purchased Equity, Buyer shall pay, or cause to be paid, to Parent the Purchase Price in immediately available funds by wire transfer to an account or accounts designated by Parent, by written notice to Buyer, which written notice shall be delivered not later than two Business Days prior to the Closing Date.

(c) In addition, the following deliveries shall be made prior to or at the Closing:

(i) Sellers and Buyer shall, and shall cause their respective Subsidiaries to, deliver to each other duly executed counterparts to each of the Transaction Documents (other than this Agreement) to which they are party; and

(ii) NewCo shall deliver a duly executed IRS Form W-9 to Buyer establishing full exemption from backup withholding; provided, that Buyer’s only recourse for NewCo’s failure to deliver such a certification shall be to make withholdings in accordance with Section 2.03(b).

Section 2.05 Purchase Price Adjustment.

(a) Not less than three Business Days prior to the Closing Date, Parent shall deliver to Buyer a written statement (the “Estimated Closing Statement”) setting forth (i) its good faith estimate of (A) the Closing Date Net Working Capital (the “Estimated Closing Date Net Working Capital”) and the resulting Net Working Capital Adjustment Amount, (B) sixty percent (60%) of the aggregate amount of all Indebtedness as of the Adjustment Time (such sixty percent (60%), the “Estimated Closing Date Indebtedness”), (C) the Cash and Cash Equivalents of the Group Companies as of the Adjustment Time (the “Estimated Closing Date Cash”) and the resulting Closing Cash Adjustment Amount, and (D) sixty percent (60%) of the Unpaid Transaction Expenses and (ii) its resulting calculation of the estimated Purchase Price as of the Closing Date (the “Estimated Purchase Price”). After the delivery of the Estimated Closing Statement and prior to Closing, at the request of Buyer, Parent shall (x) during normal business hours and in such a manner as to not interfere unreasonably with the business or operations of Parent or its Subsidiaries (including the Group Companies) provide Buyer and its Representatives reasonable access to the records, properties and (subject to the execution of customary work paper access letters if requested by) auditors of Parent, in each case to the extent relating to the preparation of the Estimated Closing Statement (provided, that in no event shall such access require Parent or its Subsidiaries (including the Group Companies) to disclose information subject to legal privilege, work product doctrine or other similar protection) and (y) cause the senior finance and accounting employees of Parent and its Subsidiaries (including the Group Companies) involved in the preparation of the Closing Statement to cooperate with Buyer and its Representatives in connection with their review of the Estimated Closing Statement. Sellers shall consider in good faith any comments Buyer or its Representatives may have to the Estimated Closing Statement and shall reflect any mutually agreed upon changes in the Estimated Closing Statement; provided, that if there is any disagreement or dispute between Buyer and Sellers with respect to the Estimated Closing Statement or the calculations set forth therein, such disagreement shall not delay or impede the Closing, and Sellers’ calculation of the Estimated Purchase Price set forth in the Estimated Closing Statement shall control for purposes of this Section 2.05(a).

(b) As soon as reasonably practicable following the Closing Date, and in any event within 60 days thereof, Buyer shall prepare and deliver to Parent a written statement (the “Closing Statement”) setting forth Buyer’s good faith calculation, together with reasonable supporting detail of such calculation, of (i) the Closing Date Net Working Capital and the resulting Net Working Capital Adjustment Amount, (ii) sixty percent (60%) of the aggregate amount of Indebtedness as of the Adjustment Time (such sixty percent (60%), the “Closing Date Indebtedness”), (iii) Cash and Cash Equivalents of the Group Companies as of the Adjustment Time (the “Closing Date Cash”) and the resulting Closing Cash Adjustment Amount, (iv) sixty percent (60%) of the Unpaid Transaction Expenses, and (v) the resulting Purchase Price, in each case, determined without giving effect to (x) with the exception of Taxes, the consummation of the transactions contemplated by this Agreement to occur at Closing (including any adjustments as a result of the application of purchase accounting), (y) any financing transactions in connection therewith or by Buyer or its Subsidiaries (including the Group Companies) after the Closing or (z) any action or omission by Buyer or any of its Subsidiaries (including the Group Companies) with respect to the Group Companies after the Closing. Except as otherwise provided herein, the Closing Statement shall be prepared in accordance with the definitions in this Agreement and the Accounting Principles and in a manner consistent with the Sample Closing Statement. Nothing in this Section 2.05(b) is intended to be used to adjust for errors, omissions or inconsistencies that may be found with respect to the Financial Statements, or any actual or alleged failure of the Financial Statements to be prepared in accordance with Accounting Principles. Following the Closing and until the Closing Statement becomes final and binding, at the request of Parent, Buyer shall, during normal business hours and in such a manner as to not interfere unreasonably with the business or operations of Buyer and its Affiliates, (A) provide Parent and its Representatives reasonable access to the records, properties and (subject to the execution of customary work paper access letters if requested by) auditors of Buyer, in each case to the extent relating to the preparation of the Closing Statement (provided, that in no event shall such access require Buyer or its Affiliates to disclose information subject to legal privilege, work product doctrine or other similar protection) and (B) cause the senior finance and accounting employees of Buyer and its Subsidiaries (including the Group Companies) involved in the preparation of the Closing Statement to cooperate with Parent and its Representatives in connection with their review of the Closing Statement.

(c) If Parent disagrees with the calculation of the Purchase Price set forth in the Closing Statement (or any portion of the calculation thereof), it shall notify Buyer of such disagreement in writing, setting forth in reasonable detail the particulars of such disagreement, including the specific line item Parent disputes and the nature and amount of any disputed items, within 45 days after its receipt of the Closing Statement. In the event that Parent does not provide such a notice of disagreement within such 45-day period, Parent shall be deemed to have accepted the Closing Statement and the calculation of the Purchase Price set forth therein, which shall be final, binding and conclusive for all purposes hereunder. In the event any such notice of disagreement is timely provided, Buyer and Parent shall use commercially reasonable efforts for a period of 45 days (or such longer period as they may mutually agree) to resolve any disagreements with respect to the Closing Statement (or any calculation thereof). If, at the end of such period, they are unable to resolve such disagreements, then PricewaterhouseCoopers (or such other independent accounting or financial consulting firm of recognized national standing as may be mutually selected by Buyer and Parent) (the “Accountant”) shall resolve any remaining disagreements. The Accountant shall determine as promptly as practicable, but in any event within

30 days of the date on which such dispute is referred to the Accountant, whether the line items for which disagreements exist between Buyer and Parent on the Closing Statement were prepared in accordance with the standards set forth in Section 2.05(b) and whether and to what extent (if any) such line items and the calculation of the Purchase Price set forth in the Closing Statement requires adjustment. Buyer and Parent shall each instruct the Accountant not to, the Accountant shall not, assign a value to any item in dispute greater than the greatest value for such item assigned by Parent, on the one hand, or Buyer, on the other hand, or less than the smallest value for such item assigned by Parent, on the one hand, or Buyer, on the other hand, in the Closing Statement or any notice of disagreement contemplated by this Section 2.05(c). The decision of the Accountant with respect to any disputed item submitted to it will be based solely on the written submissions by Buyer and Parent and shall not be by independent review. There shall be no ex parte communications between any party and the Accountant. The Accountant shall act as an expert (and not as an arbitrator) to determine the disputed amounts. The fees and expenses of the Accountant shall be paid by Buyer, on the one hand, and Parent, on the other hand, in inverse proportion to the manner in which such Person prevails on the items resolved by the Accountant, which proportionate allocation shall be calculated on an aggregate basis based on the relative dollar values of the amounts in dispute and shall be computed by the Accountant at the time its determination of the items in dispute is rendered. For example, should the items in dispute total an amount equal to $1,000 and the Accountant awards $600 in favor of Buyer’s position, 60% of the costs and expenses of the Accountant would be borne by Parent and 40% would be borne by Buyer. The determination of the Accountant shall be final, binding and conclusive on the Parties (absent fraud or manifest error). The date on which the calculation of the Purchase Price is finally determined in accordance with this Section 2.05(c) is hereinafter referred to as the “Determination Date.”

(d) If the Purchase Price, as finally determined pursuant to Section 2.05(c), exceeds the Estimated Purchase Price, Buyer shall pay, or cause to be paid, to Parent, within five Business Days of the Determination Date, an amount in cash equal to such excess in immediately available funds by wire transfer to an account or accounts designated by Parent, by written notice to Buyer. If the Purchase Price, as finally determined pursuant to Section 2.05(c), is less than the Estimated Purchase Price, Parent shall pay, or shall cause to be paid, to Buyer, within five Business Days of the Determination Date, an amount in cash equal to such deficit in immediately available funds by wire transfer to an account or accounts designated by Buyer, by written notice to Parent. For U.S. federal income and other applicable Tax purposes, to the extent permitted by applicable Law, any payment pursuant to this Section 2.05 shall be treated as an adjustment to the Purchase Price.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLERS

Except as set forth in the corresponding section of the Disclosure Schedules (but subject to Section 10.15), Sellers, jointly and severally, represent and warrant to Buyer as of the date of this Agreement and as of the Closing (unless the particular statement speaks expressly as of another date, in which case Sellers represent and warrant to Buyer solely as of such date) that:

Section 3.01 Existence and Power.

(a) Parent is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has the organizational power and authority to own, lease and operate its assets and properties and to conduct its business as it is now being conducted, except where the failure to be so organized, existing or in good standing would not reasonably be expected to prevent or materially hinder or delay the consummation of the transactions contemplated hereby.

(b) NewCo is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has the organizational power and authority to own, lease and operate its assets and properties and to conduct its business as it is now being conducted, except where the failure to be so organized, existing or in good standing would not reasonably be expected to prevent or materially hinder or delay the consummation of the transactions contemplated hereby. Following the Reorganization and immediately prior to Closing, (i) all of the issued and outstanding equity interests in Topco will be held of record and owned directly by NewCo, (ii) all of the issued and outstanding equity interests in Midco will be held of record and owned directly by Topco and (iii) all of the issued and outstanding equity interests in the Company will be held of record and owned directly by Midco. NewCo was, and Topco and Midco will be, each formed solely for the purpose of engaging in the transactions contemplated hereby. Except for obligations or liabilities incurred in connection with its formation, the Reorganization and the transactions contemplated hereby, NewCo has not, and each of NewCo, Topco, and Midco will not prior to the Closing have, engaged in any business activities or entered into any agreements or arrangements with any Person other than those relating to the Reorganization and the other transactions contemplated hereby.

(c) Sellers are each duly licensed or qualified in each jurisdiction in which the ownership or operation of their respective assets or the character of their respective activities is require such Seller to be so licensed or qualified, except where the failure to be so licensed or qualified would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. Sellers have made available to Buyer true and complete copies of the organizational documents of the Sellers.

Section 3.02 Authorization; Binding Effect.

(a) Each Seller has all requisite organizational power and authority to execute and deliver this Agreement and the other Transaction Documents to which such Seller will be a party, to perform its respective obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement have been, and in the case of any Transaction Documents to be delivered by a Seller at or prior to the Closing, will be, duly authorized by all requisite organizational action and no other action is necessary to authorize such Seller to execute and deliver this Agreement and the other Transaction Documents to which such Seller will be a party, to perform its obligations hereunder and thereunder, or to consummate the transactions to be consummated by it as contemplated hereby and thereby.

(b) This Agreement has been duly and validly executed and delivered by each Seller, and this Agreement is, and the other Transaction Documents to which such Seller will be a party when duly and validly executed and delivered by such Seller will be, assuming due and valid authorization, execution and delivery by the other parties thereto, valid and legally binding obligations of such Seller, enforceable against such Seller in accordance with their respective terms, except to the extent that enforcement of the rights and remedies created hereby and thereby may be affected by bankruptcy, insolvency, fraudulent conveyance, reorganization or moratorium Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies (collectively, the “Enforceability Exceptions”).

Section 3.03 Governmental Authorization. Assuming the accuracy and completeness of the representations and warranties of Buyer contained in this Agreement, no consent, approval or authorization of, or declaration or filing with, any Governmental Authority is required on the part of Sellers with respect to Sellers’ execution or delivery of the Transaction Documents or the consummation of the transactions contemplated thereby, except for (a) applicable requirements of the HSR Act and other Regulatory Laws and the Exchange Act, (b) any consents, approvals, authorizations, declarations or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (c) declarations and filings with Governmental Authorities solely to the extent made in connection with alcohol and beverage licenses (or analogous Permits) held by the Group Companies that contemplate notice provisions that are triggered by the transactions contemplated by the Transaction Documents and (d) as otherwise disclosed in Schedule 3.03.

Section 3.04 Noncontravention. Except as set forth in Schedule 3.04, subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 3.03 or in Schedule 3.03, the execution, delivery and performance by Sellers of this Agreement and the other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby do not and will not, as of the Closing, (a) result in a breach or violation of, or conflict with, any provision of any Organizational Documents of Parent, NewCo, Topco, Midco or any Group Company, (b) violate or result in a breach of or constitute an occurrence of default (with or without notice or lapse of time or both) under any provision of, result in the acceleration or cancellation of any obligation under, give rise to a right by any party to terminate or amend its obligations under, require the delivery of notice under, or require any consent for the assignment of, any Material Contract or Permit, (c) result in the imposition of any Lien (other than Permitted Liens) under any such Material Contract or upon any of the properties or assets of the Group Companies, or (d) violate any applicable Law to which Sellers or any Group Company is subject or by which any property or asset of the Group Companies is bound, except to the extent that the occurrence of any of the foregoing items set forth in clauses (b) through (d) would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

Section 3.05 Group Companies.

(a) Each Group Company has been duly formed or organized and is validly existing under the Laws of its jurisdiction of incorporation or organization and has the organizational power and authority to own, lease and operate its assets and properties and to conduct its business as it is now being conducted, in each case, except where the failure to be so organized, existing or in good standing would not reasonably be expected to, individually or in the aggregate, be material to the Group Companies, taken as a whole.

(b)

(i) Schedule 3.05(b)(i) sets forth, for each Group Company, the authorized capitalization, the Group Company Interests and owners thereof, and such Group Company’s jurisdiction of organization, formation or incorporation. All of the Group Company Interests have been duly authorized and are validly issued, fully paid and nonassessable, free and clear of any Liens (other than Permitted Liens and any transfer restrictions imposed by federal or state securities Laws or Organizational Documents of such Group Company) and were issued in accordance with the Group Companies’ respective organizational documents and applicable Law.

(ii) Except as set forth on Schedule 3.05(b)(ii), all of the Group Company Interests are directly or indirectly owned by Sellers, free and clear of all Liens, other than Permitted Liens.

(iii) None of the Group Company Interests have been issued in violation of, or are subject to, any preemptive or subscription rights. There is no existing option, warrant, call, right or agreement to which any Seller or any of the Sellers’ Subsidiaries (including the Group Companies) is a party that requires, and there are no securities of any Group Companies outstanding that upon conversion or exchange would require, the issuance of any capital stock or other Equity Interest of any Group Company, as applicable, or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase any capital stock or other equity interest of any Group Company. Neither Sellers nor any of their Subsidiaries (including the Group Companies) is a party to any voting trust or other agreement with respect to the voting, redemption, sale, transfer or other disposition of the interests of any Group Company.

(c) Except for other Group Companies or as otherwise set forth on Schedule 3.05(c), no Group Company owns or has any right to acquire, directly or indirectly, any Equity Interests in any Person. There are no outstanding commitments or agreements obligating the Group Companies to make any investment (in the form of a loan, capital contribution or other investment) in any Person, other than any such commitments or agreements between or among the Group Companies.

Section 3.06 Financial Statements.

(a) Attached as Schedule 3.06(a) are (i) true and complete copies of the audited combined statements of financial position of the Group Companies as of December 31, 2023 and 2024 and the related audited combined income (loss) statements, statements of comprehensive income (loss), changes in equity and cash flows for the year ended December 31, 2023 and 2024 (the “Audited Financial Statements”) and (ii) the unaudited combined balance sheet of the Group Companies as of September 30, 2025 and the related unaudited combined statements of operations, statements of comprehensive income (loss), cash flows and changes in equity for the nine-month period ended September 30, 2025 (together with the Audited Financial Statements, the “Financial

Statements”). Except as set forth in Schedule 3.06(b), the Financial Statements (A) have been prepared in good faith from, and are in accordance with, the books and records of the applicable Group Companies in all material respects, (B) fairly present in all material respects the combined financial position and combined results of operations and cash flows of the Group Companies as of the respective dates or for the respective time periods set forth therein and (C) have been prepared in accordance with GAAP consistently applied throughout the periods covered thereby (except as may be indicated in the notes thereto), and, in the case of the unaudited statements, subject to the absence of notes and normal and recurring year-end adjustments, none of which such would be material, individually or in the aggregate, if included. The Audited Financial Statements have been prepared in accordance with the carve-out guidelines included in SEC Staff Accounting Bulletin Topic 1.B. This Section 3.06(a) is qualified by the fact that the Group Companies have not operated as a separate “stand alone” entity during the periods presented in the Financial Statements. As a result, the Group Companies have been allocated certain charges and credits for purposes of the preparation of the Financial Statements. Such allocations of charges and credits do not necessarily reflect the amounts that would have resulted from arms-length transactions or the actual costs that would be incurred if the Group Companies operated as an independent enterprise during the periods presented in the Financial Statements.

(b) Since April 1, 2021, Parent has maintained a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting related to the Group Companies. Since April 1, 2021, Parent (i) has maintained disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by Sellers related to the Group Companies in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure and (ii) has disclosed to Parent’s auditors (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the ability to record, process, summarize and report financial information related to the Group Companies and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the internal controls over financial reporting. Since April 1, 2021, there has not been any fraud with respect to Parent or the Group Companies that involves any member of management, officer, employee, director or manager of Parent or the Group Companies who has or had an active role in the preparation of financial statements or the internal accounting controls used by the Group Companies and there has not since the Look-Back Date been any claim or allegation regarding any of the foregoing.

Section 3.07 Absence of Changes. Except for actions taken in preparation for the transactions contemplated by this Agreement (including the Reorganization), (a) from December 31, 2024 through the date of this Agreement, there has not been any change, development, condition, occurrence, event or effect relating to the Group Companies that, individually or in the aggregate, resulted in, or would reasonably be expected to result in, a Material Adverse Effect, and (b) from the Balance Sheet Date through the date of this Agreement, (i) no Seller or Group Company has taken any action that, if taken after the date of this Agreement and prior to the Closing, would require the consent of Buyer pursuant to Section 5.01 (other than Section 5.01(a)(xiii)) and (ii) the Group Companies have conducted their business and operated their properties in the ordinary course of business consistent with past practice in all material respects.

Section 3.08 No Undisclosed Liabilities. As of the date of this Agreement, there is no Liability of the Group Companies that would be required to be set forth or reserved for on a balance sheet of the Group Companies prepared in accordance with GAAP consistently applied and in accordance with past practice, except for liabilities, debts and obligations (a) specifically disclosed or reserved for on the Financial Statements or specifically disclosed in the notes thereto, (b) that are immaterial and have arisen since the Balance Sheet Date in the ordinary course of business consistent with past practice and not related to breach of Contract, breach of warranty, tort infringement or violation of Law, (c) disclosed in Schedule 3.08(c), (d) incurred in connection with the transactions contemplated by this Agreement and the other Transaction Documents or (e) that would not reasonably be expected to, individually or in the aggregate, be material to the Group Companies, taken as a whole.

Section 3.09 Material Contracts.

(a) Schedule 3.09(a) contains a list of all Contracts described in clauses (i) through (xvii) below to which, as of the date of this Agreement, any Group Company is a party to or is bound by (except to the extent any such Contract primarily relates to the Retained Companies and other than any Group Company Plan and any Employee Plan):

(i) any lease of personal property requiring (A) annual payments of $2,000,000 or more or (B) aggregate payments of $4,000,000 or more, in the case of each of clauses (A) and (B), that cannot be terminated on not more than 120 days’ notice without payment by any Group Company of any penalty;

(ii) any Contract not disclosed pursuant to any other clause under this Section 3.09 and under which it would reasonably be expected that the Group Companies would make or receive payments in excess of $4,000,000 in the calendar year ending December 31, 2025 or in any subsequent calendar year;

(iii) any Contract with suppliers to the Group Companies, in each case, for expenditures paid or payable by the Group Companies in excess of $5,000,000 in the calendar year ending December 31, 2025 or in any subsequent calendar year;

(iv) any Contract establishing any joint venture, partnership, strategic alliance or other collaboration (including franchises) that is not a Group Company;

(v) any Contract that limits in any material respect the freedom of any Group Company to compete in any line of business or with any Person or in any area which would so limit the freedom of Buyer or its Affiliates (including, after the Closing, any Group Company) after the Closing Date;

(vi) any Contract providing for “most favored nation” terms that materially limit any Group Company’s right to determine pricing for products or services;

(vii) any Contract pursuant to which the Group Companies acquired or disposed of any material assets or Equity Interests in any Person or other operating business (whether by merger, sale of stock, sale of assets or otherwise) entered into (A) since the Balance Sheet Date or (B) since the Look-Back Date and pursuant to which the Group Companies otherwise have continuing obligations;

(viii) any Contract (other than any Parent Debt Facilities Documents) under which any Group Company, directly or indirectly, has made or is required to make any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than another Group Company) in excess of $4,000,000;

(ix) any Contract that contains a put, call, right of first refusal or similar right pursuant to which any Group Company could be required to, directly or indirectly, purchase or sell, as applicable, any Equity Interests or other interests, assets or business of any Person;

(x) Contract containing minimum spend or purchase obligations in excess of $4,000,000 of a Group Company;

(xi) any Contract required to be disclosed on Schedule 3.22;

(xii) any Contract with a Governmental Authority in excess of $75,000;

(xiii) any Contract involving any settlement of any actual or threatened Action against any Group Company (A) entered into since the Look-Back Date with outstanding payment obligations or any ongoing non-monetary requirements or restrictions on any Group Company or (B) that involves an admission of wrongdoing by any Group Company; or

(xiv) any IP Contract, other than COTS Licenses;

(xv) (A) any Contract, note, mortgage, indenture or other obligation or agreement or other instrument for or relating to indebtedness for borrowed money (or to the grant of any Lien on the assets of the Group Companies to secure such indebtedness for borrowed money) in excess of $4,000,000, or (B) any guarantee of third party obligations in excess of $4,000,000, or (C) any material letters of credit, performance bonds or other credit support for the Group Companies that will need to be replaced at Closing (other than, in the case of the foregoing clauses (A) and (B), any Parent Debt Facilities Documents);

(xvi) any Lease; and

(xvii) any Collective Bargaining Agreement.

Each Contract set forth or required to be set forth in Schedule 3.09(a), a “Material Contract”.

(b) Sellers have made available to Buyer true and complete copies of each Material Contract. Except as set forth in Schedule 3.09(b)(i), all of the Material Contracts are (i) in full force and effect and (ii) represent the legal, valid and binding obligations of the Group Companies party thereto and, to the knowledge of Sellers, represent the legal, valid and binding obligations of the other parties thereto, and are enforceable by the Group Companies to the extent party thereto in accordance with their terms, subject to the Enforceability Exceptions. Except as set forth in Schedule 3.09(b), (A) no Group Company or, to the knowledge of Sellers, any other party thereto is in material breach of or material default under any such Material Contract, (B) no Group Company has received any written or, to the knowledge of Sellers, oral claim or notice of force majeure, material breach of or material default under any such Material Contract, (C) to the knowledge of Sellers, no event has occurred which, individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any such Material Contract (in each case, with or without notice or lapse of time or both). No Group Company has waived any material rights under any Material Contracts in a manner that has materially and adversely affected the Group Companies, taken as a whole. Except as set forth in Schedule 3.09(b)(ii), the Group Companies have not received any written or, to the knowledge of Sellers, oral notice that any party to a Material Contract intends to terminate, cancel, not renew, renegotiate the material terms of or otherwise materially change the material terms of such Material Contract or materially reduce or cease its purchase or sale of goods or services to or from the Group Company or otherwise materially alter the terms upon which it is willing to do business with the Group Companies, and no Group Company is, or since the Look-Back Date has been, involved in any material dispute with respect to a Material Contract.

Section 3.10 Litigation. Except with respect to matters set forth in Schedule 3.10, since the Look-Back Date, (a) there have not been any Actions pending or threatened in writing or, to the knowledge of Sellers, orally, against the Group Companies or affecting any material assets owned or used by the Group Companies or, to the knowledge of the Group Companies, against any employee or agent of the Group Companies that, in each case, if resolved adversely against the Group Companies, would reasonably be expected to, individually or in the aggregate, to be material to the Group Companies, taken as a whole, (b) none of the Group Companies or any assets owned or used by the Group Companies has been subject to any Governmental Order and (c) none of the Group Companies have been served with or, to the knowledge of the Company, threatened with or received any search warrant, subpoena, civil investigative demand, contact letter, or notice of any investigation or audit from a Governmental Authority.

Section 3.11 Compliance with Laws(a) . Except with respect to matters set forth in Schedule 3.11, since the Look-Back Date, neither Sellers nor any of their Subsidiaries (including the Group Companies) have been in violation of any Law relating to the conduct of the Group Companies, except for violations that would not reasonably be expected to, individually or in the aggregate, be material to the Group Companies, taken as a whole. Since the Look-Back Date, the Group Companies have not received any written or, to the knowledge of Sellers, oral communication from a Governmental Authority alleging any material noncompliance with any applicable Laws.

Section 3.12 Real Property.

(a) Schedule 3.12(a) sets forth an accurate and complete list of the Owned Real Property.

(b) Except as set forth on Schedule 3.12(b), (i) neither Sellers nor any Group Company has granted or is party to any option, right of first offer, right of first refusal, or other contract or agreement (oral or written) to purchase, use or occupy the Real Property or any portion thereof or interests therein, (ii) no Group Company has assigned, transferred, leased, subleased, licensed or otherwise granted any right to occupy or use any portion of the Real Property to any other Person, except for easements and rights of way which constitute Permitted Liens, (iii) to the knowledge of Sellers, each Real Property and its current use, occupancy and operation by the Group Company does not violate in any material respect any applicable zoning, building or other land use or similar legal requirement or otherwise violate any covenants, conditions, restrictions or other contractual obligations, including the requirements of any applicable Liens, in each case, in any material respect, (iv) the applicable Group Company holds a valid, binding and enforceable leasehold interest in the applicable Leased Real Property under the applicable Lease (subject to the Enforceability Exceptions), free and clear of all Liens, except Permitted Liens, (v) the applicable Group Company has good and marketable fee simple title to each parcel of Owned Real Property, free and clear of all Liens, except Permitted Liens, (vi) there are no ongoing material construction projects, maintenance or capital improvements with respect to any of the Real Property, (vii) the Real Property comprises all the real property used by the Group Companies in connection with the business of the Group Companies; and (viii) as of the date hereof, with respect to the Sale-Leaseback Properties, the applicable Group Company, as tenant under the applicable Lease, owns the Topgolf facility located on such Leased Real Property free and clear of any Liens, except for the Permitted Liens.

(c) Schedule 3.12(c) sets forth an accurate and complete list of the Leased Real Property. No Group Company that is the tenant under any Lease, as applicable, is, and, to the knowledge of Sellers, other parties to Leases are not, in default of its obligations under any Lease beyond any applicable notice and cure period, except for such defaults as would not reasonably be expected to, individually or in the aggregate, be material to the Group Companies.

(d) As of the date hereof, neither Sellers nor any of their Subsidiaries has knowledge of or received any written notice from any Governmental Authority that any eminent domain or condemnation proceeding is pending or, to the knowledge of Sellers, threatened with respect to any material portion of any Real Property.

Section 3.13 Intellectual Property.

(a) Schedule 3.13(a) contains a list of all (i) current registrations and issuances and pending applications that have been filed for registration or issuance of any Patents, Trademarks, copyrights and domain names included in the Group Company Intellectual Property Rights (the “Group Company Registered Intellectual Property Rights”); and (ii) material Group Company Software. The Group Company Registered Intellectual Property Rights are subsisting and to the knowledge of Sellers, valid and enforceable. There are no judgments or proceedings pending or, to the knowledge of Sellers, threatened contesting the validity, scope, ownership or enforceability of any of the Group Company Registered Intellectual Property Rights (including any opposition, cancellation, interferences, inter partes review, or re-examination), to which a Seller or any Group Company is a party (other than ordinary course ex parte office actions relating to the Group Company Registered Intellectual Property Rights).

(b) The Group Company Intellectual Property Rights are exclusively owned by a Group Company, free and clear of all Liens other than Permitted Liens, and immediately after the Closing, excluding the Intellectual Property Rights licensed to the Group Companies pursuant to a Transaction Document, a Group Company will own or have sufficient rights or licenses to exploit all Intellectual Property Rights used in or necessary to conduct the business of the Group Companies in substantially the same manner as it is currently conducted, in each case, except as would not reasonably be expected to, individually or in the aggregate, be material to the Group Companies. The Retained Companies do not own any Intellectual Property Rights that are used primarily by the Group Companies. The Group Companies have obtained from all current or former employees, consultants and contractors who have created or developed material Intellectual Property Rights for a Group Company, written assignments of any such Intellectual Property Rights to the applicable Group Company.

(c) (i) The Retained Companies (solely with respect to the business of the Group Companies) and the Group Companies take and have taken commercially reasonable steps to maintain the confidentiality of, and otherwise protect their rights in, all material confidential information and other material Trade Secrets disclosed to or owned by them; and (ii) to the knowledge of Sellers, there have been no unauthorized uses or disclosures of any such material Trade Secrets.

(d) Except as disclosed in Schedule 3.13(d), (i) as of the date hereof, no Action is pending, and there is no material Action threatened in writing, that challenges the legality, validity, ownership or enforceability of any rights in respect of any of the Group Company Intellectual Property Rights, and (ii) to the knowledge of Sellers, as of the date hereof, no third party is infringing, misappropriating or violating a Group Company Intellectual Property Right, or, in the three years prior to the date hereof, has infringed, misappropriated or violated any Group Company Intellectual Property Right, in each case, in any material respect. During the three years prior to the date hereof, none of the Group Companies have sent any written notice, charge, complaint, claim or other written assertion asserting or threatening to assert that any other Person is infringing upon, misappropriating, or otherwise violating any Group Company Intellectual Property Rights in any material respect.

(e) Except as disclosed in Schedule 3.13(e), (i) none of the Retained Companies (solely with respect to the business of the Group Companies), nor any Group Company, nor the operation or conduct of the business of the Group Companies are infringing, misappropriating, diluting or otherwise violating, or, since the Look-Back Date, have infringed, misappropriated, diluted or otherwise violated, any Intellectual Property Rights of any other Person, and (ii) none of the Retained Companies (solely with respect to the business of the Group Companies) nor the Group Companies have received any charge, complaint, claim, demand or notice since the Look-Back Date alleging any infringement, misappropriation, dilution or other violation of (including any claim that such Group Company must license or refrain from using) any Intellectual Property Rights of any third party, in each case of clauses (i) and (ii), in any material respect.

(f) The Group Companies, and to the knowledge of Sellers, all influencers and endorsers receiving monetary compensation from the Group Companies in consideration of endorsing any products of the business of the Group Companies, are in material compliance with all applicable Laws (including, as applicable, United States Federal Trade Commission guidelines) regarding sponsorship identification, testimonials, and endorsement disclosure requirements, and no Actions or proceedings are pending or threatened in writing against any Retained Companies (solely with respect to the business of the Group Companies) or Group Companies by any Governmental Authority alleging violation of such disclosure requirements in connection with the business of the Group Companies.

(g) Neither the Retained Companies (solely with respect to the business of the Group Companies) nor any of the Group Companies have entered into any Contract or other obligation, including any source code escrow agreements, that requires or would require Sellers or any of their Affiliates, including any Group Company, to divulge any source code for Software that is included in the Group Company Intellectual Property Rights (such Software, “Group Company Software”) to any third Person. None of the Group Company Software uses, incorporates, or links to any Open Source Software in a manner that (i) requires any proprietary source code included in the Group Company Software to be disclosed, delivered, distributed, licensed, or otherwise made available to a third Person at no or minimal charge, (ii) limits any Group Company’s freedom to seek full compensation in connection with the licensing or distribution of any Group Company Intellectual Property Rights, or (iii) permits a third Person to decompile, disassemble, or otherwise reverse engineer any Group Company Software or other Group Company Intellectual Property Rights.

(h) Except as would not reasonably be expected to, individually or in the aggregate, be material to the Group Companies, the IT Assets that are owned or controlled by the Group Companies, and to the knowledge of Sellers, the IT Assets that are owned or controlled by third parties, operate and perform as required by Sellers and their Subsidiaries for the operation of the business of the Group Companies as it is currently conducted, and have not malfunctioned or failed in the past two years. Sellers and their Subsidiaries use and have used commercially reasonable efforts to protect the integrity and security of the IT Assets that are owned or controlled by the Group Companies (and all information stored or contained therein) against unauthorized use, access, interruption, modification or corruption. The IT Assets are sufficient for the needs of the business of the Group Companies as it is currently conducted, in all material respects. The Group Companies (or the Retained Companies, solely with respect to the business of the Group Companies) own, lease, or license all IT Assets, and immediately after the Closing, excluding the services provided under the Transition Services Agreement, the Group Companies will continue to have rights to use such IT Assets immediately after Closing to substantially the same extent as immediately prior to the Closing. To the knowledge of Sellers, the IT Assets do not contain any virus, malware, disabling code, or other Software routines or components intentionally designed to permit unauthorized access to, maliciously disable, maliciously encrypt, or erase Software, hardware, or data. The Retained Companies (solely with respect to the business of the Group Companies) and the Group Companies have used and maintained, in the past two years, and currently use and maintain, commercially reasonable practices regarding backup and data recovery, disaster recovery, and business continuity. Except as would not reasonably be expected to, individually or in the aggregate, be material to the Group Companies, since the Look-Back Date, none of the Retained Companies (solely with respect to the business of the Group Companies) nor any of the Group Companies have been subject to any audit of any kind in connection with any Contract pursuant to which they use a third-party IT Asset, nor received any written notice of intent to conduct such audit.

Section 3.14 Data Privacy and Security.(a)

(a) The Group Companies have taken commercially reasonable steps including through implementing policies and procedures, to comply with the Privacy Obligations, including through adopting and externally publishing privacy notices and/or policies that accurately describe their privacy practices in all material respects (“Privacy Notices”). The Group Companies are and, during the three years prior to the date of this Agreement have been, in material compliance with all applicable: (i) Privacy Obligations and (ii) Privacy Notices.

(b) Sellers and their Subsidiaries, with respect to the business of the Group Companies have implemented and maintain an information security program, documented in writing, comprising commercially reasonable safeguards designed to protect Personal Information and the IT Assets that are owned or controlled by the Group Companies, materially consistent with applicable Privacy Obligations. The Group Companies process payment card data in compliance in all material respects with the Payment Association Rules and Laws applicable to the security of payment card data, and no Group Company has received any written notice from any payment brand or other payment association alleging non-compliance with the Payment Association Rules or other Laws applicable to the security of payment card data.

(c) Except as set forth in Schedule 3.14(c), as of the date hereof, with respect to the business of the Group Companies, there is no Action pending against the Sellers or any of the Group Companies and Sellers have not received any written or, to the knowledge of Sellers, oral complaint, investigation, claim, demand or other notice during the three years prior to the date of this Agreement from any Governmental Authority or any Person regarding any Security Incident or alleging that the Group Companies are not in compliance with any Privacy Obligations, and to the knowledge of Sellers, there is no reasonable basis for any such Action.

(d) Within the three years prior to the date of this Agreement, there have been no material Security Incidents experienced by any Group Company. No Group Company has notified, or been required by applicable Law, Governmental Authority, or other Privacy Obligation to notify, individuals or Governmental Authorities of any Security Incident.

Section 3.15 Title to Assets. As of immediately following the Closing, except for (a) the assets and properties to be transferred to the Retained Companies pursuant to the Pre-Closing Transfer, (b) Shared Contracts, the Transition Services Agreement, the Commercial Agreement, the Warehouse Agreement, and any Specified Third Party Contracts, (c) the assets and properties to which the Group Companies will have continued access to or use of after the Closing pursuant to the other Transaction Documents and (d) as set forth in Schedule 3.15(d), the Group Companies, in the aggregate, will own or have the same right to use all material assets and properties owned or used by the Group Companies as the Group Companies had immediately prior to Closing free and clear of all Liens, except for Permitted Liens, except in each case, as would not reasonably be expected to, individually or in the aggregate, be material to the Group Companies, taken as a whole.

Section 3.16 Permits. Since the Look-Back Date, the Group Companies have possessed all material governmental permits, approvals, orders, authorizations, consents, licenses, certificates, franchises, exemptions of, or filings or registrations with, or issued by, any Governmental Authority necessary for the ownership and use of the assets of the Group Companies as currently conducted (the “Permits”), except when either (a) the transfer of such Permit to a Retained Company is contemplated by the Pre-Closing Transfer or (b) the failure to possess such Permit would not reasonably be expected to, individually or in the aggregate, be material to the Group Companies, taken as a whole. As of the date hereof, all such Permits are in full force and effect, none of the Group Companies has been in default or violation of any of the Permits and there are no lawsuits or other proceedings or Actions pending or threatened in writing or, to the knowledge of Sellers, orally before any Governmental Authority that seek the revocation, cancellation, suspension or adverse modification thereof, except as would not reasonably be expected to, individually or in the aggregate, be material to the Group Companies, taken as a whole.

Section 3.17 Employee Benefits Plans.

(a) Schedule 3.17(a) sets forth a true and complete list, as of the date hereof, of each material Employee Plan and each material Group Company Plan, and separately identifies each material Non-U.S. Plan.

(b) With respect to each material Group Company Plan, Sellers have made available to Buyer copies of (to the extent applicable): (i) the Group Company Plan or, to the extent such Group Company Plan is unwritten, a summary of the material terms and conditions thereof, and any material amendments thereto, (ii) the most recent summary plan descriptions with respect to each material Group Company Plan for which a summary plan description is required, (iii) the most recent determination letter, (iv) the most recent annual report on Form 5500 required to be filed with the IRS with respect to each Group Company Plan (if such report was required), (v) each trust agreement and insurance or group annuity Contract relating to any Group Company Plan, including any amendments thereto, (vi) results of non-discrimination testing since the Look-Back Date, (vii) all Forms 1094-C and a representative sample of Forms 1095-C, in each case, filed (or required to be filed) since the Look-Back Date for each Group Company that served as an employing entity, and (viii) any material, non-routine correspondence with any Governmental Authority since the Look-Back Date. With respect to each material Employee Plan, Sellers have made available to Buyer accurate and complete copies of the Employee Plan or a summary of the material terms and conditions thereof.

(c) No Non-U.S. Plan provides for benefits that exceed the statutory minimum benefits required to be provided by the Group Company to such Person. There is no Non-U.S. Plan in the nature of a defined benefit plan or multiemployer plan for the benefit of any Person in, or subject to any legal requirements of, a jurisdiction outside the United States. Each Non-U.S. Plan (i) if intended to qualify for special tax treatment under applicable Law, to the knowledge of Sellers, satisfies all requirements to obtain such tax treatment, (ii) if required to be funded, book-reserved or secured by an insurance policy, is funded, book-reserved, or secured by such an insurance policy, as applicable, based on reasonable and appropriate actuarial assumptions in accordance with applicable accounting principles and applicable Law, and (iii) has been maintained in compliance in all material respects with applicable Law. With respect to the Business, except as set forth in Schedule 3.17(c), neither Sellers nor any Group Company contributes to any Statutory Plan in excess of the amount required by law to be contributed, and Sellers and the Group Companies have complied in all material respects with their obligations with respect to each Statutory Plan.

(d) None of the Group Companies currently or since being beneficially owned, directly or indirectly, by Parent, has sponsored, maintained, contributed to, or has any Liability with respect to: (i) an “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) subject to Section 412 or 4971 of the Code or Title IV or Section 302 of ERISA, (ii) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA), (iii) a “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 210(a) of ERISA, or (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA. None of the Employee Plans or Group Company Plans is subject to Title IV of ERISA.

(e) Each Group Company Plan and each Employee Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter upon which it can rely or has been established under a standardized master and prototype or volume submitter plan for which a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer and, to the knowledge of Sellers, nothing has occurred that would reasonably be expected to result in any such Group Company Plan and/or Employee Plan not being so qualified.

(f) Except as would not reasonably be expected to, individually or in the aggregate, result in material Liability to the Group Companies, (i) Sellers and the Group Companies, as applicable, have performed in all respects all obligations required with respect to each Group Company Plan and Employee Plan, (ii) each Group Company Plan and each Employee Plan has been established, maintained, operated, funded and administered in compliance with its terms and with all applicable Law and (iii) all payments (including premiums due) and all employer and employee contributions required to have been collected in respect of each Group Company Plan or in respect of each Employee Plan with respect to Group Company Employees have been paid when due or properly accrued to the extent required to be accrued under GAAP. Neither Sellers nor any of their Subsidiaries, nor, to the knowledge of Sellers, any fiduciary of an Employee Plan or Group Company Plan, is in material breach of, or material default under, any Employee Plan or Group Company Plan. Following the Closing, no Group Company is reasonably expected to have any Liability with respect to any Employee Plan, except as otherwise contemplated by the Transition Services Agreement.

(g) No Group Company Plan provides for post-retirement welfare benefits to any Group Company Employee, other than (i) health care continuation coverage required by Section 4980B of the Code (“COBRA”) or similar applicable Law, (ii) coverage through the end of the calendar month in which a termination of employment occurs or (iii) the payment or subsidy by Sellers or an Affiliate of COBRA premiums for a terminated Group Company Employee pursuant to a Group Company Plan set forth on Schedule 3.17(a) in the nature of severance for a period not to exceed six months.

(h) Except as set forth on Schedule 3.17(h), neither the execution and delivery of this Agreement nor the approval or consummation of the transactions contemplated by this Agreement (whether alone or together with any other event) will (i) increase any payments or benefits payable to any Group Company Employee under any Group Company Plan or Employee Plan, (ii) result in the acceleration of the time of payment, funding or vesting of any payments or benefits payable to any Group Company Employee under any Group Company Plan or Employee Plan, (iii) result in the forgiveness of indebtedness of any Group Company Employee, or (iv) result in any “excess parachute payment” within the meaning of Section 280G of the Code with respect to any Group Company Employee or otherwise result in any adverse tax consequences to the Group Companies under Section 280G of the Code. No Group Company has any obligation (including, indirectly, by way of indemnification) to make any Tax gross-up payments, as a result of the interest and penalty provisions of Sections 409A, 280G, or Section 4999 of the Code, to any individual.

(i) Prior to the Closing Date, Sellers have made available to Buyer a list of each outstanding incentive equity or equity-based award issued by Parent or any of its Subsidiaries to any Group Company Employee, including (i) the type of award (e.g., stock option, restricted stock, restricted stock unit, performance stock unit), (ii) the number of shares of Parent common stock underlying such award (at target performance levels), (iv) the name of the holder thereof, (v) the grant date, (vi) the exercise price, if applicable, and (vi) the vesting terms.

Section 3.18 Employees.

(a) Except as would not reasonably be expected to, individually or in the aggregate, be material to the Group Companies, taken as a whole, since the Look-Back Date, (i) the Group Companies have been in compliance with all applicable Laws respecting labor and employment, including employment practices, workers’ compensation, occupational safety and health requirements, plant closings, wages and hours, withholding of employment taxes, employment discrimination, disability rights or benefits, equal employment opportunity, visa and work status, employee leave and unemployment insurance and (ii) there have been no Actions pending or, to the knowledge of Sellers, threatened in writing against any Group Company brought by or on behalf of any Group Company Employee or Seller Business Employee.

(b) There are no Unions presently representing or, to the knowledge of Sellers, engaged in any organizing activity with respect to any Group Company Employee. Except as would not reasonably be expected to, individually or in the aggregate, be material to the Group Companies, taken as a whole, during the past three years there has not been, and there is not, as of the date hereof, pending nor, to the knowledge of Sellers, threatened, any strike, slowdown, picketing, work stoppage, material labor arbitration or unfair labor practice charge by any Group Company Employees or against any of the Group Companies.

(c) (i) None of the Group Companies is a party to, subject to or bound by any Collective Bargaining Agreements and (ii) there are no Collective Bargaining Agreements that pertain to any Group Company Employees or are currently being negotiated by any of the Group Companies.

(d) Sellers have provided to Buyer a true and complete schedule of all Group Company Employees and Seller Business Employees as of the date of this Agreement (the “Employee List”). Revisions to the Employee List following the date of this Agreement may be made by Sellers periodically prior to the Closing Date, and one such revision must be made no later than one month prior to the Closing Date, to reflect new hires, employment terminations, changes to employment status, agreed transfers of employment of Seller Transferred Employees and any other material changes thereto, and Sellers shall promptly provide copies of such updated Employee List to Buyer.

(e) The Employee List shall include the following true and complete information: (i) number of years of service with Sellers and its Subsidiaries; (ii) job title; (iii) base salary or wage rate; (iv) target bonus information (other than for employees in sales positions, for whom commission quota will be included); (v) status as exempt or non-exempt and (vi) job location; provided, however, that Sellers’ obligation to provide such information shall be subject in all respects to applicable Law.

(f) No executive Group Company Employee or Seller Business Employee (i) has given written notice of termination of employment, or (ii) is employed under a non-immigrant work visa or other work authorization that is limited in duration. To the knowledge of Sellers, since the Look-Back Date, no executive Group Company Employee or Seller Business Employee has been the subject of any allegations of sexual or other type of discrimination or harassment, or the subject of any investigation or written settlement pertaining to sexual or other type of discrimination or harassment.

Section 3.19 Environmental Compliance. Except as disclosed in Schedule 3.19, and except for matters that would not reasonably be expected to, individually or in the aggregate, result in a material liability to the Group Companies, taken as a whole:

(a) the Group Companies and the Real Property are, and since the Look-Back Date, have been in compliance with all applicable Environmental Laws, and have obtained and are in compliance with all Environmental Permits;

(b) as of the date hereof, (i) no written notice, claim, inquiry, order, request for information, complaint, penalty demand or violation notice has been made and (ii) there is no Action and, to knowledge of Sellers, no investigation pending or threatened in writing, that (A) alleges the actual or potential violation of or noncompliance with any applicable Environmental Law or any Environmental Permits, alleges any potential Liability or Damages arising under or relating to any applicable Environmental Law, or seeks to revoke, amend, modify or terminate any Environmental Permit, (B) relates to the Group Companies or the Real Property and (C) has not been settled, dismissed, paid or otherwise resolved without ongoing obligations or costs prior to the date hereof;

(c) the Group Companies have not, and to the knowledge of Sellers, no other Person has caused any Release of any Hazardous Substances at, on, under or from any currently or formerly owned, leased or operated property or facility relating to the Group Companies or the Real Property, in each case, that has or could reasonably be expected to result in liability or obligations for the Group Companies under applicable Environmental Law;

(d) no Group Company has assumed by contract any Liability of any other Person arising under Environmental Law that would not otherwise be a Liability of such Group Company; and

(e) the Group Companies have made available to Buyer copies of all material environmental reports, audits, investigations, assessments and correspondence in Sellers’ or the Group Companies’ possession relating to the environmental condition of the Real Property, or to the compliance of any Group Company with Environmental Laws.

Section 3.20 Taxes. For purposes of this Section 3.20, references to any Group Companies shall include all predecessors of such Group Company.

(a) Each of the Group Companies has timely filed all income and other material Tax Returns required to be filed by it (taking into account applicable valid extensions), all such Tax Returns are true, accurate and complete in all material respects and each of the Group Companies has paid (or caused to be paid) all income and other material Taxes required to be paid by it.

(b) There are no pending income or other material Tax Actions by or before a Taxing Authority against any of the Group Companies, no such Action has been threatened in writing, and no written notice of Action by a Taxing Authority in respect of income or other material Taxes has been received, which audit or assessment has not been resolved.

(c) No waiver or extension of the statute of limitations is in effect for the assessment of any income or other material Taxes of any of the Group Companies. No closing agreements, private letter rulings, Tax holidays, technical advice memoranda or similar agreements or rulings related to material Taxes have been entered into, issued by or requested from any Taxing Authority with or in respect of any Group Company.

(d) There are no Liens for Taxes upon the assets of the Group Companies, other than for Permitted Liens described in clause (a) of the definition thereof.

(e) No Group Company (or any successor thereto or direct or indirect owners thereof or consolidated or combined group which includes any member thereof, in each case, by reason of the transactions contemplated in this Agreement) will be required to include any material item of income in, or exclude any material item or deduction from, its taxable income for any Tax period (or a portion thereof) beginning after the Closing Date as a result of any of the following with respect to a Group Company (i) any adjustment pursuant to Section 481(a) of the Code or any similar provision of state or local Tax Law by reason of any change of accounting methods, or use of an improper method of accounting prior to the Closing; (ii) an installment sale or open transaction occurring on or prior to the Closing; (iii) any deferred intercompany gain or excess loss account described in Treasury Regulations under Code Section 1502 of the Code (or any corresponding or similar provision of Law) resulting from any transaction effectuated prior to the Closing; (iv) a prepaid amount received or deferred revenue accrued on or before the Closing; (v) any closing agreement under Section 7121 of the Code or similar provision of Law entered into prior to the Closing or (vi) “long-term contracts” to which the Company is a party or otherwise bound prior to the Closing that are subject to a method of accounting provided for in Section 460 of the Code. No Group Company has received any prepaid amount that has been deferred pursuant to Revenue Procedure 2004-34, 2004-22 I.R.B. 991, Section 451(c) of the Code or Treasury Regulation Section 1.451-8 (or any corresponding or similar provision of other applicable Law).

(f) No Group Company has received a written claim to pay Taxes or file Tax Returns from a Governmental Authority in a jurisdiction where the Group Company has not filed Tax Returns that has not been resolved.

(g) No Group Company is a party to, is otherwise bound by or has any obligation under, any Tax sharing, Tax allocation or Tax indemnity agreement or other similar Contract, other than any customary commercial Contracts not primarily related to Taxes.

(h) No Group Company has any liability for the Taxes of any Person (other than Sellers or any of their Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state or local Tax Law), as a transferee or successor, by Contract (other than customary commercial Contracts not primarily related to Taxes) or otherwise.

(i) No Group Company has been party to a transaction that is a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4. In the two-year period ending on the Closing Date, no Group Company has been party to a transaction described in Section 355 of the Code.

(j) Each of the Group Companies has collected or withheld all income and other material Taxes required to have been collected or withheld (including from payments made to employees, independent contractors, creditors, stockholders and other third parties) and such collected and withheld Taxes have been paid to the proper Governmental Authority, and each of the Group Companies has complied in all material respects with all reporting and recordkeeping requirements related thereto.

(k) There is no material property or obligation of any Group Company, including uncashed checks to vendors, customers, or employees, non-refunded overpayments, or unclaimed subscription balances, that is escheatable or reportable as unclaimed property to any state or municipality under any applicable escheatment or unclaimed property Laws.

(l) Since January 1, 2025, other than with respect to a Seller Consolidated Return or a Tax Return of NewCo, no Group Company has made or changed any income or other material Tax election, changed or adopted any annual Tax accounting period, changed any income or other material method of Tax accounting, filed any amended Tax Return, entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of Law), settled any Tax claim or assessment or surrendered any right to claim for a Tax refund.

(m) No Group Company holds any intangible asset that is excluded from the definition of “amortizable Section 197 intangible” as a result of the application of Section 197(f)(9) of the Code (or any similar provisions of state or local applicable Law).

Section 3.21 Brokers’ Fees. Except for Goldman, Sachs & Co. and Centerview Partners LLC, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Sellers or its Subsidiaries who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Section 3.22 Transactions with Affiliates. Except for (a) the Transaction Documents, (b) employment-related Contracts entered into in the ordinary course with employees of the Group Companies or other Seller Business Employees, (c) Employee Plans and Group Company Plans, and (d) commercial agreements on arm’s length terms, no officer, director or employee of Parent or any of its Affiliates (other than any Group Company) or, to the knowledge of Seller, any individual in such officer’s, director’s or employee’s immediate family or any trust or other entity in which any such Person owns, directly or indirectly, 10% or greater beneficial interest, (i) is a party to any Contract, commitment or transaction with the Group Companies or (ii) has any ownership or financial interest in the Group Companies. Except as set forth on Schedule 3.22 or the intercompany accounts which are addressed in Section 5.06, there are no intercompany balances or intercompany accounts between Parent or any of its Subsidiaries (other than the Group Companies), on the one hand, and the Group Companies, on the other hand, in each case, that will remain outstanding after the Closing. Following the Closing, none of Parent or any of its Affiliates will have any ownership or financial or other interest in any of the Group Companies, other than as expressly provided in the Transaction Documents.

Section 3.23 Anti-Corruption and Sanctions. Except as set forth on Schedule 3.23, since the Look-Back Date, neither the Sellers, nor any director, officer or, to the knowledge of the Sellers, employee, agent, or other Person acting on behalf or for the benefit of the Sellers or the Group Companies:

(a) is in violation of any Anti-Bribery Law; nor

(b) has been a Sanctioned Person nor has engaged in, nor is it now engaged in, any dealings or transactions with or involving any Sanctioned Person in violation of applicable Sanctions.

Section 3.24 No Other Representations and Warranties. Except for the Company Representations, neither Sellers nor any of the other Retained Companies nor any of their respective Affiliates or Representatives has made or is making any express or implied representation or warranty with respect to Sellers, their Subsidiaries (including the Group Companies) or any of the Group Company Interests, or with respect to any other information provided, or made available, to Buyer or any of its Affiliates or Representatives in connection with the transactions contemplated hereby. Neither Sellers nor any other Person will have or be subject to any Liability or other obligation to Buyer, its Affiliates or Representatives or any Person resulting from the sale of the Purchased Equity to Buyer or Buyer’s use of, or the use by any of its Affiliates or Representatives of, any such information, including information, documents, projections, forecasts or other material made available to Buyer, its Affiliates or Representatives in any “data rooms,” teaser, confidential information memorandum or management presentations in connection with the transactions contemplated by this Agreement, unless any such information is expressly and specifically included in a representation or warranty contained in the Company Representations. Sellers and each of its Affiliates disclaim any and all other representations and warranties, whether express or implied. Notwithstanding anything to the contrary contained in this Agreement, neither Sellers nor any of the other Retained Companies nor any of their respective Affiliates or Representatives makes any express or implied representation or warranty with respect to the business or operation of Sellers or such Retained Companies.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Sellers as of the date of this Agreement that:

Section 4.01 Existence and Power.

(a) Buyer is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware and has the organizational power and authority to own, lease and operate its assets and properties and to conduct its business in all material respects as it is now being conducted, except where the failure to be so organized, existing or in good standing would not reasonably be expected to prevent or materially hinder or delay the consummation of the transactions contemplated hereby.

(b) Buyer is duly licensed or qualified in each jurisdiction in which the ownership or operation of its property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified would not reasonably be expected to, individually or in the aggregate, interfere with, prevent or materially delay the ability of Buyer from entering into and performing its obligations under the Transaction Documents to which it is a party or consummate the transactions contemplated thereby.

Section 4.02 Authorization; Binding Effect.

(a) Buyer has all requisite organizational power and authority to execute and deliver this Agreement and the other Transaction Documents to which it will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement have been, and in the case of any Transaction Documents to be delivered by it at or prior to the Closing, will be, duly authorized by all requisite organizational action and no other action is necessary to authorize Buyer to execute and deliver this Agreement and the other Transaction Documents to which it will be a party, to perform its obligations hereunder and thereunder, or to consummate the transactions to be consummated by it as contemplated hereby and thereby.

(b) This Agreement has been duly and validly executed and delivered by Buyer, and this Agreement is, and the other Transaction Documents to which Buyer will be a party when duly and validly executed and delivered by Buyer will be, assuming due and valid authorization, execution and delivery by the other parties thereto, valid and legally binding obligations of Buyer enforceable against Buyer in accordance with their respective terms, except to the extent that enforcement of the rights and remedies created hereby and thereby may be affected by the Enforceability Exceptions.

Section 4.03 Governmental Authorization. The execution, delivery and performance by Buyer of the Transaction Documents to which it is a party and the consummation of the transactions contemplated thereby require no action by or in respect of, or filing with, any Governmental Authority, other than compliance with any applicable requirements of the HSR Act and other Regulatory Laws and the Exchange Act.

Section 4.04 Noncontravention. The execution, delivery and performance by Buyer of the Transaction Documents to which it is a party and the consummation of the transactions contemplated thereby do not and shall not (a) violate the Organizational Documents of Buyer, (b) assuming compliance with the matters referred to in Section 4.03, violate any Law, (c) require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration of any material right or obligation or to a loss of any material benefit to which Buyer or any of its Affiliates is entitled under any provision of any agreement or other instrument binding upon Buyer or any of its Affiliates or (d) result in the creation or imposition of any material Lien on any asset of Buyer or any of its Affiliates (except, in the case of clauses (c) and (d), as would not, individually or in the aggregate, reasonably be expected to interfere with, prevent or materially delay the ability of Buyer from entering into and performing its obligations under the Transaction Documents to which it is a party or consummating the transactions contemplated thereby).

Section 4.05 Financial Ability. Buyer has delivered to Sellers a true and complete copy of the Equity Commitment Letter, pursuant to which the Sponsors have committed, subject to the terms and conditions set forth therein, (x) to provide to Buyer (directly or indirectly) equity financing at Closing for purposes of (a) paying the Purchase Price, in accordance with the terms of the Equity Commitment Letter, (b) paying all out-of-pocket expenses incurred by Buyer in connection with the transactions contemplated by this Agreement and (c) consummating the transactions contemplated hereby, including the making of all payments to be made by or on behalf of Buyer at the Closing (collectively, the “Required Amount”) and (y) to provide Topco with the bridge financing for purposes of facilitating the transactions contemplated by Section 2.02(b) in accordance with Section 5.22 (the “Bridge Financing Commitment”). As of the date hereof, the Equity Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligations of each party thereto, subject to the Enforceability Exceptions, and such Equity Commitment Letter shall remain in full force and effect until the Closing. (i) The Equity Commitment Letter has not been amended, supplemented or modified in any manner, (ii) the commitments set forth in the Equity Commitment Letter have not been, and shall not be, withdrawn, rescinded, replaced, terminated or otherwise amended or modified in any respect, and no withdrawal, rescission, termination, replacement, amendment or modification is contemplated or pending, (iii) no event has occurred that, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of Buyer or the Sponsors or any other party thereto, and (iv) neither Buyer nor any of its Affiliates has entered into any agreement, side letter or other arrangement relating to Equity Financing or the Committed Bridge Financing, other than as set forth in the Equity Commitment Letter. The aggregate proceeds of (x) the equity financing incurred or to be incurred by Buyer pursuant to the Equity Commitment Letter (the “Equity Financing”) will be sufficient to consummate the transactions contemplated hereby, including the payment by or on behalf of Buyer of the Required Amount on the Closing Date and (y) the bridge financing incurred or to be incurred by Topco pursuant to the Equity Commitment Letter (the “Committed Bridge Financing”) will be sufficient to finance the full amount of the Bridge Loan contemplated by Section 2.02(b) in accordance with Section 5.22 on the Closing Date. There are no conditions precedent or other contingencies related to the funding of the full amount of the Equity Financing and the Committed Bridge Financing, other than as expressly set forth in the Equity Commitment Letter (the “Financing Conditions”). Buyer has no reason to believe that (A) any of the Financing Conditions will not be satisfied, (B) the Equity Financing will not be made available to Buyer on the Closing Date or (C) the Committed Bridge Financing will not be made available to Topco on the Closing Date. Buyer understands and acknowledges that under the terms of this Agreement, Buyer’s obligation to consummate the transactions contemplated by this Agreement is not in any way contingent upon or otherwise subject to Buyer’s consummation of any financing arrangements, Buyer’s obtaining of any financing or the availability, grant, provision or extension of any financing to Buyer. From the date hereof until the Closing, Buyer and the Sponsors shall at all times have sufficient capital commitments or otherwise have available funds in excess of the Purchase Price and all out-of-pocket expenses incurred by Buyer in connection with this Agreement and the Bridge Financing Commitment, and Buyer and the Sponsors shall not make other financial commitments that could reasonably be expected to interfere with, prevent or materially delay the ability of Buyer from entering into and performing its obligations under the Transaction Documents to which it is a party or consummating the transactions contemplated thereby.

Section 4.06 Litigation. There are no Actions pending or, to the knowledge of Buyer, threatened in writing against Buyer, except for such Actions as would not reasonably be expected to, individually or in the aggregate, interfere with, prevent or materially delay the ability of Buyer from entering into and performing its obligations under the Transaction Documents to which it is a party or consummating the transactions contemplated thereby.

Section 4.07 Solvency. Buyer is not entering into this Agreement or the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors of Buyer, the Group Companies, or any of their respective Subsidiaries. Assuming that the representations and warranties of Sellers contained in Article III of this Agreement are true and correct in all material respects, and after giving effect to the transactions contemplated by this Agreement, at and immediately after the Closing, Buyer and its Subsidiaries (including the Group Companies) on a consolidated basis (a) will be solvent (in that both the fair value of its assets determined on a going concern basis will not be less than the sum of its debts and that the present fair saleable value of its assets on a going concern basis will not be less than the amount required to pay its probable liability on its recourse debts as they mature or become due), (b) will not have an unreasonably small amount of capital with which to engage in its business and (c) will not have incurred and does not plan to incur debts beyond its ability to pay as they mature or become due.

Section 4.08 Purchase for Investment. Buyer is acquiring the Purchased Equity for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof. Buyer (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Purchased Equity and is capable of bearing the economic risks of such investment. Buyer understands and agrees that the Purchased Equity have not been registered under the Securities Act or any state or foreign securities Laws and may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and without compliance with state, local and foreign securities Laws, in each case, to the extent applicable.

Section 4.09 Brokers’ Fees. Except for Moelis & Company, whose fees and expenses shall be paid by Buyer, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Buyer or any of its Affiliates that might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

ARTICLE V

COVENANTS

Section 5.01 Conduct of the Group Companies.

(a) From the date hereof until the Closing, except as set forth in Schedule 5.01(a), as required by applicable Law, as otherwise expressly required by the Transaction Documents, in connection with the Reorganization, or with Buyer’s prior written consent (not to be unreasonably withheld, conditioned or delayed), Parent shall, and shall cause its Subsidiaries (including the Group Companies) to, use commercially reasonable efforts to conduct the business of the Group Companies in the ordinary course of business consistent with past practice in all material respects and preserve intact the present business organizations and goodwill of the Group Companies and the present relationships of the Group Companies with their material customers, vendors, suppliers, Governmental Authorities, employees and other business partners. Without limiting the generality of the foregoing, from the date hereof until the Closing, except as set forth in Schedule 5.01(a), as required by applicable Law, as otherwise expressly required by the Transaction Documents (including in connection with the Reorganization), in connection with the Reorganization, or with Buyer’s prior written consent (not to be unreasonably withheld, conditioned or delayed), solely with respect to the Group Companies, Sellers shall not, and shall cause the Group Companies not to:

(i) sell, lease, license or otherwise dispose of any material assets of the Group Companies, or in either case, any interests therein, other than (A) pursuant to existing Contracts (or Contracts entered into after the date hereof in accordance with this Section 5.01), or (B) in the ordinary course of business consistent with past practice in all material respects;

(ii) sell, assign, transfer, license, encumber, fail to maintain, abandon, permit to expire or lapse or otherwise dispose of any Intellectual Property Rights used in the business of the Group Companies (including any Group Company Intellectual Property Rights), other than (A) non-exclusive licenses to customers, suppliers, or service providers in connection with the manufacture, marketing, sale or distribution of the products or services of the Group Companies, (B) the nonrenewal, abandonment or expiration of any Group Company Registered Intellectual Property Right that is not material to the business of the Group Companies, in each case, in the ordinary course of business consistent with past practice in all material respects, or (C) Permitted Liens;

(iii) transfer, issue or sell any Equity Interests in the Group Companies, other than in connection with the Pre-Closing Transfer;

(iv) (A) redeem or repurchase any Equity Interests of a Group Company or (B) declare or pay any dividend or make any other distribution (in each case other than distributions of Cash and Cash Equivalents prior to the Adjustment Time);

(v) acquire (whether by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any material assets or Equity Interests, other than (A) pursuant to existing Contracts (or Contracts entered into after the date hereof in accordance with this Section 5.01); or (B) immaterial purchases of equipment or other assets in the ordinary course;

(vi) create or otherwise incur any Lien on any material asset of the Group Companies, other than Permitted Liens;

(vii) have any Group Company make any loans, advances or capital contributions to, or investments in, any Person, in each case, other than (A) immaterial employee advances for travel expenses in the ordinary course and (B) intercompany loans, advances, capital contributions and investments that will be settled or otherwise eliminated prior to Closing in accordance with Section 5.06;

(viii) other than with respect to the Parent Debt Facilities Documents, (A) enter into any Contract that, if existing on the date hereof, would have been required to be listed on Schedule 3.09 or (B) adversely amend or modify in any material respect or terminate (excluding any expiration in accordance with its terms), fail to exercise renewal rights, or waive or release any material rights, claims or benefits under, any Material Contract or other Contract that if existing on the date hereof would have been required to be listed in Schedule 3.09, other than any amendment or modification entered into in the ordinary course of business consistent with past practice in all material respects for Contracts (x) involving payments of less than $4,000,000 or (y) with a term of one year or less remaining following such amendment or modification or that is terminable for convenience upon no more than one year’s prior written notice to the applicable counterparty;

(ix) settle any Action involving the Group Companies or relating to the transactions contemplated by this Agreement, other than a settlement unrelated to this Agreement that (A) imposes no non-monetary obligations (other than customary confidentiality obligations), (B) includes no admission of wrongdoing by any Group Company and (C) involves an aggregate settlement amount of less than $1,000,000 payable by a Group Company and not covered by insurance;

(x) make or change any income or other material Tax election that is not made in the ordinary course of business consistent with past practice in all material respects in connection with filing a routine Tax Return, change or adopt any annual Tax accounting period, change any income or other material method of Tax accounting, file any amended Tax Return, enter into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of Law), settle any Tax claim or assessment, or surrender any right to claim for a Tax refund; provided, that Sellers shall not be restricted from taking any actions with respect to a Seller Consolidated Return or a Tax Return of NewCo;

(xi) amend, terminate or allow to lapse any Permits in a manner that materially and adversely impacts the business of the Group Companies;

(xii) make any material change in any method of financial accounting or financial accounting practice of the Group Companies, except for any such change required by reason of a change in GAAP or other applicable financial accounting standards;

(xiii) except as required pursuant to the terms of any Group Company Plan or Employee Plan, by applicable Law or in connection with the transfers of employment reflected on Schedule 5.01(a)(xiii) or contemplated by Section 7.02, (A) increase the compensation or benefits payable or paid, whether conditionally or otherwise, to any Group Company Employee or Seller Business Employee, or enter into any change in control, severance, equity-based compensation or other similar arrangements (other than (I) base compensation and target cash incentive increases in the ordinary course of business consistent with past practice in all material respects with respect to Group Company Employees or Seller Business Employees whose annual base salary does not exceed $275,000 following such increases or (II) in connection with renewals or replacements of Group Company Plans or Employee Plans in the ordinary course of business consistent with past practice in all material respects that provide health or welfare benefits), (B) establish, adopt, terminate, or amend any Group Company Plan, or any plan, contract, policy, program, fund or arrangement that would be a Group Company Plan, had it been in effect on the date hereof, including by transferring the sponsorship or counterparty of any Group Company Plan to a Group Company, other than (I) in connection with renewals or replacements in the ordinary course of business consistent with past practice in all material respects of Group Company Plans that provide health or welfare benefits, (II) with respect to Employee Plans in a manner that does not result in material Liability to any Group Company or (III) entry into at-will offer letters or employment agreements in connection with hirings permitted by clause (D) that do not provide for severance or change in control or similar payments or benefits, (C) transfer the sponsorship or counterparty of any Employee Plan or Group Company Plan, (D) hire, engage or terminate (other than for cause) the employment or engagement of any Group Company Employee or Seller Business Employee whose annual base salary exceeds (or did exceed) $275,000, or transfer any Group Company Employee or Seller Business Employee between a Group Company, on the one hand, and Parent and its other Subsidiaries, on the other hand, or (E) accelerate the vesting or payment of any compensation or benefit payable to any Group Company Employee or Seller Business Employee (other than any acceleration under any Employee Plan that applies to all employees of Sellers and their respective Subsidiaries (including the Group Companies) on a non-discriminatory basis, or any such acceleration that does not result in Liability to the Group Companies).

(xiv) adopt or amend any Collective Bargaining Agreement or recognize any Union as the bargaining representative for any Group Company Employees or Seller Business Employees, in each case, other than as provided under the terms of a Collective Bargaining Agreement in effect on the date hereof;

(xv) materially delay or materially postpone the payment of accounts payable or other Liabilities, materially accelerate the collection of accounts receivable, otherwise materially change or materially modify any material cash management practice or policy;

(xvi) make any capital expenditures (including with respect to the development of any new venue) in excess of $10,000,000 or more, individually or in the aggregate, that are not contemplated by the Company’s capital expenditure budget as in existence on the date hereof;

(xvii) merge or consolidate with any other Person, or effect any recapitalization, reclassification, restructuring, distribution, equity split, or adopt a plan or agreement of complete or partial liquidation or dissolution of any Group Company;

(xviii) adopt, approve, consent to or propose any change in the respective Organizational Documents of any of the Group Companies;

(xix) incur, assume, guarantee or otherwise become liable for any new Indebtedness for borrowed money in excess of $5,000,000, other than (A) Indebtedness that will be repaid, settled, canceled or terminated prior to the Closing (or to the extent the Group Companies’ obligations thereunder are released (x) prior to the Closing or (y) as of the Closing upon consummation of the transactions contemplated hereby), (B) intercompany Indebtedness between or among the Group Companies, (C) Indebtedness incurred in the ordinary course of business under lines of credit or similar arrangements in existence as of the date of this Agreement, (D) guarantees, performance bonds and other similar obligations incurred in the ordinary course of business in connection with new business ventures, including any venue-level financing or any guarantees thereof and (E) any amendments, restatements, refinancings, extensions, or replacements of existing Indebtedness (and amendments, restatements, refinancings, extensions, or replacements thereof), provided that any such amendment, restatement, refinancing, extension, or replacement of existing Indebtedness does not increase the principal or extend the maturity date thereunder or otherwise materially adversely affect the Group Companies, in each case, except as otherwise permitted under this clause (xix);

(xx) enter into any swap or hedging transaction or other derivative agreement, in each case, other than in the ordinary course of business;

(xxi) (A) acquire any real property or enter into any Contract to acquire any real property, in each case, having a fair market value in excess of $4,000,000; (B) terminate any Lease, unless such termination is expressly permitted under the terms of such Lease in connection with the exercise of remedies by the applicable Group Company, (C) amend, modify or waive any material term or exercise any material right or option under any Lease (including any renewal right) except in the ordinary course of business consistent with past practice in all material respects, (D) enter into any Lease except in the ordinary course of business consistent with past practice in all material respects, or (E) fail to renew any Lease; or

(xxii) agree or commit to do any of the foregoing.

For the avoidance of doubt, Sellers shall be permitted to (A) cause each Group Company to dividend, transfer, distribute or otherwise pay to Sellers or any of its Affiliates any or all of the Cash and Cash Equivalents of such Group Company prior to the Adjustment Time, (B) settle intercompany balances and accounts payable between any Group Company, on the one hand, and the Retained Companies, on the other hand, (C) take any and all actions in furtherance of this Agreement (including to effectuate the Reorganization), and (D) cause each Group Company to pay any Tax obligation as they become due or make any estimated Tax payments with respect thereto.

(b) Notwithstanding the foregoing, nothing in this Agreement is intended to give Buyer, directly or indirectly, the right to control or direct the business or operations of the Group Companies at any time prior to the Closing. Prior to Closing, Parent and its Subsidiaries shall exercise, consistent with the terms of this Agreement, complete control and supervision over its and its Subsidiaries’ (including the Group Companies’) respective businesses and operations.

Section 5.02 Pre-Closing Access. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to Parent or any of its Subsidiaries by third parties that may be in Parent’s or any of its Subsidiaries’ possession from time to time, from the date hereof until the Closing, Parent shall, and shall cause its Subsidiaries to use commercially reasonable efforts to, (a) give Buyer and its Representatives reasonable access to the properties, books, contracts, Tax Returns and records of the Group Companies to the extent reasonably requested for purposes of consummating the transactions contemplated hereby or for Buyer’s transition planning for the business of the Group Companies, (b) furnish to Buyer and its Representatives such financial and operating data and other information primarily related to the Group Companies as such Persons may reasonably request and (c) cause the appropriate executive officers and direct the Representatives of Parent and its Subsidiaries to cooperate with Buyer in its investigation of the Group Companies. Any investigation pursuant to this Section 5.02 shall be conducted (i) in accordance with applicable Laws (including the HSR Act), (ii) during normal business hours, (iii) in such manner as not to interfere unreasonably with the normal conduct of the Group Companies or any of the Retained Companies, (iv) subject to restrictions under the Leases, if any and (v) at Buyer’s sole cost and expense. Notwithstanding the foregoing, (A) Buyer shall not have access to (x) personnel records of the Group Company Employees relating to individual performance or evaluation records, medical histories or other information that in Parent’s opinion (in its sole discretion) is sensitive or the disclosure of which could subject Parent or any of its Subsidiaries to risk of Liability, (y) any real property owned or leased by Parent or its Subsidiaries for purposes of conducting any environmental sampling or testing, except as contemplated in Section 5.26, or (z) any information to the extent relating to any Seller Consolidated Return or Tax Return or Group Company Record and (B) Parent and its Subsidiaries may withhold (y) any information relating to the sale process for the Group Companies and information and analysis (including financial analysis) relating thereto and (z) any document or information, as and to the extent necessary to avoid violation or waiver, if the disclosure of such document or information could reasonably be expected to violate any Contract or any Law or would result in the waiver of any legal privilege or work-product privilege; provided that, to the extent practicable and in accordance with such Contract or Law, and in a manner that does not result in the waiver of any such privilege, Parent and its Subsidiaries shall make reasonable and appropriate substitute disclosure arrangements under circumstances in which the restrictions of this subclause (z) apply and, in the case where access or disclosure is prohibited by Contract, shall use commercially reasonable efforts to obtain any required third party consent to such access or disclosure. Parent shall have the right to have a Representative present at all times during any such inspections, interviews and examinations. Buyer shall hold in confidence all such information on the terms and subject to the conditions contained in the Confidentiality Agreement.

Section 5.03 Regulatory Filings

(a) Subject to the terms and conditions of this Agreement, Buyer and Sellers shall, and shall cause their respective Affiliates to, each use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under Law to consummate the transactions contemplated by this Agreement as promptly as practicable (and in any event, prior to the Outside Date), including (i) preparing and filing as promptly as practicable with any Governmental Authority all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining prior to the Outside Date, and maintaining, all approvals, consents, clearances, waiting period expirations or terminations, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement (collectively, the “Regulatory Approvals”).

(b) In furtherance and not in limitation of the foregoing, each of Buyer and Sellers shall, and shall cause their respective Affiliates to, (i) make or cause to be made all filings required of each of them or any of their respective Affiliates with respect to the transactions contemplated hereby under Regulatory Laws as promptly as practicable after the date hereof (and in any event, within five Business Days after the date hereof), (ii) use reasonable best efforts to comply at the earliest practicable date with any request under the HSR Act or any other Regulatory Law for additional information, documents or other materials received by each of them or any of their respective Affiliates from any Governmental Authority in respect of the transactions contemplated by this Agreement and (iii) cooperate with each other in connection with any such filing and in connection with resolving any investigation or other inquiry of any Governmental Authority under the HSR Act or any other Regulatory Law with respect to the transactions contemplated by this Agreement. Each Party shall use its reasonable best efforts to furnish to the other Party all information required for any application or other filing to be made pursuant to the HSR Act or any other Regulatory Law in connection with the transactions contemplated by this Agreement. Notwithstanding the foregoing, any Party may, as it deems advisable and necessary, reasonably designate any commercially or competitively sensitive material provided to the other Parties under this Section 5.03 as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside counsel of the recipient Party, and the recipient Party shall cause such outside counsel not to disclose such materials or information to any employees, officers, directors or other Representatives of the recipient Party, unless express written permission is obtained in advance from the source of the materials. Each Party shall promptly inform the other Party hereto of any material oral communication with, and provide copies of material written communications with, any Governmental Authority regarding the transactions contemplated by this Agreement. No Party shall independently participate in any meeting, videoconference or teleconference with any Governmental Authority in respect of the transactions contemplated by this Agreement without giving the other Party reasonable prior notice and, to the extent permitted by such Governmental Authority, the opportunity to attend or participate. The Parties will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party relating to any Regulatory Approval. Whether or not the Closing occurs, Buyer shall be responsible for payment of all filing fees to Governmental Authorities in connection with obtaining the Regulatory Approvals with respect to the transactions contemplated hereby.

(c) In furtherance and not in limitation of the actions and obligations described in Section 5.03(b), Buyer shall, and shall cause its Affiliates to, take any and all steps necessary to promptly (and in any event, prior to the Outside Date) resolve such objections, if any, as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement in connection with any Regulatory Approval and to obtain all Regulatory Approvals necessary to consummate the transactions contemplated hereby. In connection therewith, if any Action is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as in violation of any Law, each of Buyer and Sellers shall, and shall cause their respective Affiliates to, use their respective reasonable best efforts to promptly contest, resist, and, if necessary, appeal any such Action, and seek to have promptly vacated, lifted, reversed or overturned any Governmental Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, delays, limits or restricts the consummation of the transactions contemplated by this Agreement, including by pursuing all available avenues of administrative and judicial appeal. Buyer shall, and shall cause its Affiliates to, use reasonable best efforts to take such action as may be required to cause the expiration or termination of the waiting period under the HSR Act and to obtain any other necessary Regulatory Approvals with respect to the transactions contemplated by this Agreement as promptly as possible after the execution of this Agreement, and in any event prior to the Outside Date. Buyer shall not, and shall not permit its Affiliates to, without the prior written consent of Parent, “pull-and-refile,” pursuant to 16 C.F.R. 803.12, any filing made under the HSR Act or offer, negotiate or enter into any commitment or agreement, including any timing agreement, with any Governmental Authority to delay the consummation of, to extend the review or investigation period applicable to, or not to close before a certain date, the transactions contemplated hereby.

(d) Buyer further agrees that it shall, and shall cause its Affiliates to, to the extent necessary to obtain any waiver, permit, approval, clearance, waiting period expiration or termination or consent from any Governmental Authority required to satisfy the conditions set forth in Section 8.01(a) or Section 8.01(b), as applicable, or to avoid the commencement of any Action by any Governmental Authority seeking, or the entry of, a Governmental Order that would result in, or to have lifted, vacated, reversed or terminated, any Closing Legal Impediment, (i) promptly offer, propose, negotiate, commit to, agree to and effect (A) the sale, divestiture, transfer, license or other disposition (including by licensing any Intellectual Property Rights) of any assets or businesses of Buyer, the Sponsors and the Sponsors’ controlled Affiliates; (B) behavioral limitations on the assets or businesses of Buyer, the Sponsors and the Sponsors’ controlled Affiliates, or equity interests held by Buyer, the Sponsors and the Sponsors’ controlled Affiliates; and (C) any other remedy, condition or commitment of any kind relating to Buyer, the Sponsors and the Sponsors’ controlled Affiliates (each of the foregoing (A), (B) and (C), a “Remedy Action”) (provided, however, that Buyer and its Affiliates shall not be required by this Section

5.03(d) or otherwise in this Agreement to take any Remedy Action with respect to any assets or businesses other than those of Buyer, the Sponsors and the Sponsors’ controlled Affiliates and (ii) in the event that any permanent or preliminary Governmental Order is entered or becomes reasonably foreseeable to be entered in any Action that would make consummation of the transactions contemplated by this Agreement unlawful or that would prevent or delay consummation of the transactions contemplated by this Agreement, any and all steps (including the appeal thereof, the posting of a bond or the taking of the steps contemplated by clause (i) of this Section 5.03(d)) necessary to vacate, modify or suspend such Governmental Order. The entry by any Governmental Authority in any Action of a Governmental Order permitting the consummation of the transactions contemplated hereby but requiring any of the steps contemplated by clause (i) of this Section 5.03(d) shall not, individually or in the aggregate, be deemed a failure to satisfy any condition specified in Article VIII. Buyer shall not, and shall cause its Affiliates not to, without Parent’s prior written consent, offer, propose, negotiate, commit to, agree to or effect any Remedy Action with respect to the Group Companies, the Retained Companies or Parent or its Affiliates.

(e) Between the date of this Agreement and the Closing, Buyer shall not, and shall cause the Sponsors and the Sponsors’ controlled Affiliates not to, directly or indirectly, acquire, purchase, lease or license (or agree to acquire, purchase, lease or license), by merging with or into or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division or part thereof, or any securities or collection of assets, or take any other action or refrain from taking any action, if doing so could reasonably be expected to (i) result in any material delay in obtaining, or materially increase the risk of not obtaining, any consent, clearance, waiting period expiration or termination, approval, authorization or permit of any Governmental Authority in connection with the transactions contemplated by this Agreement or (ii) materially restrict, prevent, prohibit, impede or delay the consummation of the transactions contemplated by this Agreement.

Section 5.04 Shared Contracts.

(a) Notwithstanding anything to the contrary herein, Shared Contracts and any rights or obligations thereunder shall not be deemed to be assets of the Group Companies. The Parties shall use commercially reasonable efforts to cause the Shared Contracts set forth in Schedule 5.04 (“Mirrored Shared Contracts”) to be replaced with separate Contracts that provide that Sellers (with respect to the Retained Companies) and Buyer (with respect to the Group Companies) receive such rights and obligations under a replacement Contract as are substantially similar to those contract rights and obligations used by it (or, in the case of Buyer, used by Sellers with respect to the Group Companies) in the conduct of its business immediately prior to the Closing Date. The Parties agree to cooperate and provide each other with reasonable assistance in effecting such separation of such Mirrored Shared Contracts for a period of 12 months following the Closing Date.

(b) Buyer shall be solely responsible for any additional Buyer-related costs or fees arising from and under a replacement Contract, in connection with the separation of a Mirrored Shared Contract, or in connection with any arrangement described in this Section 5.04. Until any such Mirrored Shared Contract is separated, to the extent permissible under Law and the terms of such Mirrored Shared Contract, each of the Parties shall (i) assume and perform the Liabilities and obligations under such Mirrored Shared Contract relating to its respective business or that of its Affiliates (and shall promptly reimburse the other Party for any reasonable expenses relating thereto incurred by the other Party or its Affiliates), (ii) hold in trust for the benefit of the other Party, and shall promptly forward to the other Party, any monies or other benefits received pursuant to such Mirrored Shared Contract relating to the business of the other Party or its Affiliates and (iii) endeavor to institute alternative arrangements intended to put the Parties in substantially the same economic position as if such Mirrored Shared Contract were separated as of the Closing Date; provided, however, that if the Parties are not able to effect the separation of any Mirrored Shared Contract within 12 months after the Closing Date, then Sellers and their Affiliates may freely terminate such Mirrored Shared Contract and each Party will have no further obligations to the other Party with respect thereto (including with respect to the Mirrored Shared Contractual Liabilities set forth in Section 5.04(c) below).

(c) With respect to Liabilities pursuant to, under or relating to a given Mirrored Shared Contract (“Mirrored Shared Contractual Liabilities”), such Mirrored Shared Contractual Liabilities shall, unless otherwise allocated pursuant to this Agreement or other Transaction Document, be allocated between Sellers, on the one hand, and Buyer, on the other hand, as follows:

(i) first, to the extent a Mirrored Shared Contractual Liability is incurred exclusively in respect of a benefit received by the Retained Companies or the Group Companies, such Liability shall constitute a Liability of Sellers or Liability of Buyer, respectively; and

(ii) second, to the extent a Mirrored Shared Contractual Liability cannot be so allocated under clause (i) above, such Liability shall be allocated to Sellers, on the one hand, and to Buyer, on the other hand, as the case may be, based on the relative proportion of total benefits received ((A) to the extent the Liabilities relate to a specific period, over such period and (B) otherwise over the term of the Mirrored Shared Contract, measured up to the date of the allocation) by the Retained Companies, on the one hand, or the Group Companies, on the other hand, under the relevant Mirrored Shared Contract.

(d) If Sellers, on the one hand, or Buyer, on the other hand, receives any benefit or payment under any Mirrored Shared Contract which was intended for the other Party, the Parties will use their respective commercially reasonable efforts to deliver, transfer or otherwise afford such benefit or payment to the other Party.

Section 5.05 Post-Closing Transfers.

(a) In the event that at any time within 36 months after the Closing Date, the Retained Companies receive or otherwise possess any property or asset of the Group Companies (including Cash and Cash Equivalents) that should belong to Buyer or the Group Companies pursuant to this Agreement (including any asset that is primarily related to the business of the Group Companies), Parent shall promptly transfer, or cause to be transferred, such asset to Buyer or the Group Companies, for no additional consideration and net of the Retained Companies’ out-of-pocket costs to effectuate such transfer, and to the extent such asset is Cash and Cash Equivalents, Parent shall provide a general explanation or description of such transfer. Prior to any such transfer, Parent shall hold such asset in trust for the benefit of Buyer or any Group Company. In the event that at any time within 36 months after the Closing Date, the Retained Companies incur or otherwise have retained any Liability of the Group Companies that should belong to Buyer or the Group Companies pursuant to this Agreement (including any Liability that is not primarily related to the business of the Retained Companies), Parent shall promptly transfer, or cause to be transferred, such Liability to Buyer or the Group Companies, and Buyer or the Group Companies, as applicable, shall accept and assume such Liability and indemnify Parent for any Liabilities paid or incurred by the Retained Companies with respect to such Liability.

(b) In the event that at any time within 36 months after the Closing Date, Buyer or any of its Affiliates, including the Group Companies, receives or otherwise possesses any property or asset of the Retained Companies (including Cash and Cash Equivalents) that should belong to any of the Retained Companies pursuant to this Agreement (including any asset that is primarily related to the business of the Retained Companies), Buyer or the Group Companies shall promptly transfer, or cause to be transferred, such asset to the appropriate Retained Company, designated by Parent, for no consideration and net of Buyer’s or the applicable Group Company’s out-of-pocket costs to effectuate such transfer, and to the extent such asset is Cash and Cash Equivalents, Buyer shall provide a general explanation or description of such transfer. Prior to any such transfer, Buyer or the Group Companies, as applicable, shall hold such asset in trust for the benefit of Sellers. In the event that at any time within 36 months after the Closing Date, Buyer or any of its Affiliates, including the Group Companies, incur or otherwise have been transferred any Liability of the Retained Companies that should belong to Sellers pursuant to this Agreement (including any Liability that is not primarily related to the business of the Group Companies), Buyer shall promptly transfer, or cause to be transferred, such Liability to the appropriate Retained Company, designated by Parent, and such designated Retained Company shall accept and assume such Liability and indemnify Buyer for any amounts paid by Buyer or any of its Affiliates, including the Group Companies, with respect to such Liability.

Section 5.06 Intercompany Balances; Affiliate Transactions.

(a) Except as set forth in Schedule 5.06(a), all intercompany balances (excluding any trade payables incurred in the ordinary course of business set forth on Schedule 5.06(a)) between any of the Group Companies, on the one hand, and any of the Retained Companies, on the other hand, shall be eliminated by discharge or otherwise in their entirety effective at or prior to the Closing.

(b) Except for the Transaction Documents or the Contracts set forth in Schedule 5.06(b), on or prior to the Closing, Sellers shall take all actions necessary to cause any and all Contracts between any Retained Company, on the one hand, and any Group Company, on the other hand, to have been terminated without any Liability or continuing obligation of any Group Company.

Section 5.07 Group Company Guarantees.

(a) Buyer shall use its commercially reasonable efforts to obtain from the respective beneficiary, in form and substance reasonably satisfactory to Parent, on or before the Closing Date, valid and binding written unconditional releases of the Retained Companies, as applicable, from any Liability, whether arising before, on or after the Closing Date, under any Group Company Guarantees, which shall be effective as of the Closing, including by furnishing letters of credit, instituting escrow arrangements, posting surety or performance bonds or making other arrangements as the counterparty may reasonably request. Sellers shall reasonably cooperate and cause the Retained Companies to reasonably cooperate with Buyer in connection with the foregoing.

(b) If any Group Company Guarantee has not been fully and unconditionally released as of the Closing, (i) Buyer and Sellers shall cooperate and use their respective commercially reasonable efforts to terminate, or, if the Parties are unable to so terminate, cause Buyer or one of its Affiliates to be substituted in all respects for any Retained Company in respect of, all obligations under such Group Company Guarantees, (ii) Buyer shall indemnify and hold harmless the Retained Companies and their respective stockholders or Representatives for any Damages arising from or relating to such Group Company Guarantees, including any claim or demand for payment made on any Retained Company under, and any fees in connection with the issuance and maintenance of, any letters of credit or surety or performance bonds (in each case, if applicable, in proportion to the amount relating to the Group Companies relative to any amount not relating to the Group Companies), solely to the extent such Damages are incurred after the Closing and (iii) Buyer shall not permit any of the Group Companies to (A) renew or extend the term of, (B) increase its obligations under, (C) transfer to another third party or (D) amend in any manner, except as contemplated pursuant to clause (i) above or otherwise required by this Agreement, any loan, Contract or other obligation for which any Retained Company is, or would reasonably be expected to be, liable under such Group Company Guarantee. To the extent that the Retained Companies have performance obligations under any Group Company Guarantee, Buyer will use commercially reasonable efforts to (x) perform such obligations on behalf of the Retained Companies or (y) otherwise take such action as reasonably requested by Parent so as to put the Retained Companies in the same position as if Buyer, and not a Retained Company, had performed or were performing such obligations.

(c) Notwithstanding anything to the contrary herein, the Parties acknowledge and agree that at any time on or after the Closing Date, (i) each Retained Company may, in its sole discretion, take any action to terminate, obtain release of or otherwise limit its Liability under any and all outstanding Group Company Guarantees and (ii) none of the Retained Companies will have any obligation to renew any letters of credit or surety or performance bonds issued on behalf of any Group Company after the expiration of any such letters of credit or surety or performance bonds.

Section 5.08 Use of Retained Marks.

(a) Except as expressly provided in this Section 5.08 and except with respect to uses permitted or required under the Commercial Agreement or any other separate agreement between or among the relevant parties in effect following Closing, Buyer and its Affiliates have, and after the Closing, the Group Companies shall have, no rights, title or interests in the Retained Marks.

(b) For a period of six months following the Closing Date, Buyer and the Group Companies shall have the right to continue to use the marketing and promotional materials, invoices, business cards, schedules, displays, signs, stationery, technical guidelines, product manuals, packing materials and other supplies and similar materials, that were previously used in the business of the Group Companies in the 12 months prior to Closing or otherwise in the inventory or possession of the Group Companies as of the Closing and that incorporate the Retained Marks, solely in the manner such supplies and materials were used by the Group Companies prior to Closing and solely to the extent that Buyer and the Group Companies maintain the quality of the goods and services associated with the Retained Marks; provided, however, that as promptly as practicable after Closing, but in no event after the conclusion of such six-month period, Buyer shall, and shall cause the Group Companies to, cease and discontinue any use of the Retained Marks except with respect to uses permitted or required under the Commercial Agreement or any other separate agreement between or among the relevant parties in effect following Closing. All goodwill arising from such use of the Retained Marks by the Group Companies shall inure to the sole and exclusive benefit of Sellers or the applicable Retained Company.

(c) Notwithstanding anything to the contrary herein, Buyer may at all times after the Closing Date (i) retain and use, for Buyer’s and its Affiliates’ (including the Group Companies’) internal business purposes, records and other historical or archived documents containing or referencing the Retained Marks; (ii) use the Retained Marks to the extent required by or permitted as fair use or otherwise under applicable Law, including uses that would not cause confusion as to the origin or sponsorship of a good or service; and (iii) refer on their websites and in their advertising, marketing and promotional materials to the historical relationship between the Sellers and the business of the Group Companies.

Section 5.09 Use of Group Company Marks(a) .

(a) Except as expressly provided in this Section 5.09 and except with respect to uses permitted or required under the Commercial Agreement, the Toptracer License Agreement, or any other separate agreement between or among the relevant parties in effect following Closing, following the Closing, Sellers and their Affiliates shall have no rights, title or interests in any Trademarks included in the Group Company Intellectual Property Rights or any Trademarks confusingly similar thereto (collectively, the “Group Company Marks”). As promptly as practicable following the Closing Date (but in no event later than 30 days thereafter), Sellers shall, and, to the extent applicable, shall cause their Affiliates to, initiate a change of their respective legal and corporate names by filing all necessary documentation with the applicable Governmental Authorities, to exclude the Group Company Marks (or any portion thereof).

(b) For a period of six months following the Closing Date, Sellers and their Affiliates shall have the right to continue to use the marketing and promotional materials, invoices, business cards, schedules, displays, signs, stationery, technical guidelines, product manuals, packing materials and other supplies and similar materials, that were previously created and included in the inventory of Sellers and their Affiliates and that incorporate the Group Company Marks, solely in the manner such supplies and materials were used by Sellers and their Affiliates prior to Closing and solely to the extent that Sellers and their Affiliates maintain the quality of the goods and services associated with the Group Company Marks; provided, however, that as promptly as commercially reasonable following the Closing Date, but in no event after the conclusion of such six-month period, Sellers shall, and shall cause their Affiliates to, cease and discontinue any use of the Group Company Marks except with respect to uses permitted or required under the Commercial Agreement, the Toptracer License Agreement, or any other separate agreement between or among the relevant parties in effect following Closing. All goodwill arising from such use of the Group Company Marks by Sellers and their Affiliates shall inure to the sole and exclusive benefit of Buyer or the applicable Group Company.

(c) Notwithstanding anything to the contrary herein, Sellers and their Affiliates may at all times after the Closing Date (i) retain and use, for Sellers’ and their Affiliates’ (including the Retained Companies’) internal business purposes, records and other historical or archived documents containing or referencing the Group Company Marks; (ii) use the Group Company Marks to the extent required by or permitted as fair use or otherwise under applicable Law, including uses that would not cause confusion as to the origin or sponsorship of a good or service; and (iii) refer on their websites and in their advertising, marketing and promotional materials to the historical relationship between the Sellers and the business of the Group Companies.

Section 5.10 Reorganization. Prior to the Closing Date, Parent will, and will cause each of its Subsidiaries to, at Sellers’ cost and expense, take the necessary actions to effectuate the Reorganization. Parent will share the documentation required to effectuate the Reorganization at least 10 days prior to Closing, and Parent shall consider in good faith any comments Buyer may have to such documentation.

Section 5.11 Insurance. Notwithstanding the acquisition of the Purchased Equity by Buyer pursuant to this Agreement, Sellers hereby expressly exclude, and do not assign, transfer or convey to Buyer or any of its Affiliates (including, after the Closing, the Group Companies), any rights or benefits of or to any insurance policies of the Retained Companies or their respective Affiliates (excluding any insurance policies of and solely with respect to the Group Companies or their respective predecessors) which might relate to, cover or insure the Retained Companies or their respective Affiliates for loss of or Liability arising from the Group Companies or the use, ownership or operation of the assets of the Group Companies (collectively, the “Seller Insurance Policies”), regardless of whether such assignment, right or benefit arises by statute, agreement or operation of Law, including defense and indemnity benefits attributable to or arising from or under such policies. Notwithstanding the foregoing, from and after the Closing, Sellers and their Affiliates shall reasonably cooperate with Buyer, at Buyer’s written request, to allow Buyer or any Group Company to pursue insurance claims under (a) occurrence-based Seller Insurance Policies with regard to coverage for the Group Companies or the business of the Group Companies for occurrences that took place prior to the Closing and (b) Parent’s directors’ and officers’ liability and fiduciary liability policies with regard to pre-Closing conduct of the D&O Indemnified Parties (“Pre-Closing Claims”), subject to the terms and conditions of such Seller Insurance Policies. Parent shall use commercially reasonable efforts to pursue all Pre-Closing Claims; provided, that Buyer shall indemnify, hold harmless and reimburse Parent and its Affiliates for, from and against all reasonable out-of-pocket costs incurred in the pursuit of any Pre-Closing Claims following Buyer’s request. Buyer and Parent shall cooperate in connection with making any Pre-Closing Claims and each party shall provide the other with all reasonably requested information necessary to make such Pre-Closing Claim. Parent shall provide written notice to Buyer within five Business Days if it elects to erode, exhaust, settle, release, commute, buy back or otherwise resolve any dispute with respect to any Seller Insurance Policies for which Buyer has made a written request to pursue a Pre-Closing Claim. Following Buyer’s written request to pursue a Pre-Closing Claim,

Parent shall not release coverage or settle any dispute with the applicable Seller Insurance Policies without Buyer’s prior written consent, which shall not be unreasonably withheld; provided, however, that the foregoing shall not prevent Sellers from eroding the limits of the Seller Insurance Policies by obtaining indemnification of losses in connection with claims other than Pre-Closing Claims. For a period of no less than six years from the Closing Date, Parent shall maintain or cause to be maintained directors’ and officers’ liability and fiduciary liability coverage that is reasonable and customary for businesses similarly situated to Parent.

Section 5.12 Legal Proceedings; Production of Witnesses.

(a) Following the Closing Date, Parent shall have the exclusive right to conduct the defense (and determine the settlement) of any Action with respect to any Retained Company and, solely with respect to the period prior to the Closing, with respect to any Group Company, and Buyer (or any of its Affiliates, including any Group Company) shall have the exclusive right to conduct the defense (and determine the settlement) of any Action with respect to the Group Companies with respect to the period from and after the Closing.

(b) From and after the Closing, Sellers, on the one hand, and Buyer, on the other hand, shall use their commercially reasonable efforts to make available to each other, upon reasonable written request, their (and their Affiliates’) respective officers, directors, employees and agents for fact finding, consultation and interviews and as witnesses to the extent that any such individual may reasonably be required in connection with any Actions in which the requesting Party may from time to time be involved relating to the conduct of the Group Companies or the Retained Companies prior to or after the Closing. Access to such Persons shall be granted during normal business hours at a location and in a manner reasonably calculated to minimize disruption to such individuals, the Group Companies and the Retained Companies, as applicable; provided, that such access may not unreasonably interfere with the business of Buyer and its Affiliates. Sellers and Buyer agree to reimburse each other for reasonable out-of-pocket expenses, including attorneys’ fees, but excluding officers’ or employees’ salaries or other wages, incurred by any other Party in connection with providing individuals and witnesses pursuant to this Section 5.12(b).

(c) Notwithstanding the foregoing, the provisions in Article VI shall govern with respect to Tax-related matters to the extent any provision in Article VI is in conflict with Section 5.12(a) or Section 5.12(b). For the avoidance of doubt, notwithstanding anything to the contrary in this Agreement, no Party shall have an obligation to cooperate, make available personnel or disclose any documents or other information pursuant to Section 5.12(a), Section 5.12(b), Section 5.13(b) or Article VI, if Sellers or any of their Affiliates, on the one hand, and Buyer or any of its Affiliates, on the other hand, are adverse parties in any Action or potential Action and such assistance, testimony, documents or other information is reasonably pertinent thereto; provided that, nothing in this Section 5.12(c) shall limit in any respect any rights a Party may have with respect to discovery or the production of documents or other information in connection with any such Action.

Section 5.13 Retention of Books and Records and Post-Closing Access.

(a) The Retained Companies may retain a copy of any or all of the Group Company Records and any other materials that are otherwise in the possession or under the control of any Retained Company to the extent relating to the conduct of the business of the Group Companies on or before the Closing Date. Buyer agrees to maintain the document retention policies of the Group Companies that exist as of the Closing for a period of seven years. Sellers agree to hold at least one copy of all Group Company Records, in each case, that are in the possession or under the control of Sellers or their Subsidiaries to the extent relating to the conduct of the business of the Group Companies on or before the Closing Date, and not to destroy or dispose of such copy for a period of seven years from the Closing Date or such longer time as may be required by Law. All such information shall be kept confidential in accordance with the Restated Operating Agreement.

(b) From and after the Closing, Buyer shall, and shall cause its Subsidiaries (including the Group Companies) to, at Sellers’ expense, (i) give Sellers and their Representatives reasonable access to the Group Company Records of Buyer and its Affiliates, including the Group Companies, relating to the business or operations of the Group Companies on or before the Closing Date, (ii) furnish to Sellers and their Representatives such financial and operating data and other information relating to the business or the operations of the Group Companies on or before the Closing Date and (iii) use commercially reasonable efforts to cause the employees of Buyer and its Affiliates (including the Group Companies) to cooperate with Sellers and their Representatives, in each case, to the extent reasonably requested by Parent in connection with accounting, Tax, SEC reporting and other similar needs. From and after the Closing, the Retained Companies shall at Buyer’s expense (A) give Buyer and its Representatives reasonable access to the records of the Retained Companies to the extent relating to the Group Companies on or before the Closing Date, (B) furnish to Buyer and its Representatives such financial and operating data and other information to the extent relating to the Group Companies on or before the Closing Date and (C) use commercially reasonable efforts to cause the employees of the Retained Companies to cooperate with Buyer and its Representatives, in each case, to the extent reasonably requested by Buyer in connection with accounting, Tax, SEC reporting and other similar needs to the extent relating to the Group Companies on or before the Closing Date. Any such access shall be granted in a manner as not to interfere unreasonably with the conduct of the business of the Party granting such access. Notwithstanding the foregoing, Buyer may withhold such access (x) if Buyer or any of its Affiliates, on the one hand, and Sellers or any of their Affiliates, on the other hand, are adverse parties in an Action or potential Action and such information is reasonably pertinent thereto, (y) if doing so would result in a disclosure of any trade secrets or that the information should not be disclosed due to its competitively sensitive nature or (z) as and to the extent necessary to avoid violation or waiver, to any document or information the disclosure of which could reasonably be expected to violate any Contract or any Law or would result in the waiver of any legal privilege or work-product privilege; provided that, to the extent practicable and in accordance with such Contract or Law, and in a manner that does not result in the waiver of any such privilege, such Party shall make reasonable and appropriate substitute disclosure arrangements under circumstances in which these restrictions apply; provided, further, that nothing in this Section 5.13(b) shall limit in any respect any rights any Party may have with respect to discovery or the production of documents or other information in connection with any litigation.

(c) Notwithstanding the foregoing, the provisions of Article VI shall govern with respect to Tax-related matters to the extent any provision in Article VI is in conflict with Section 5.13(a) or Section 5.13(b).

Section 5.14 Confidentiality.

(a) Subject to Section 5.15, the Retained Companies shall not and shall instruct their Representatives not to, directly or indirectly, for a period of three years after the Closing Date, without the prior written consent of Buyer, disclose to any third party (other than each other and their respective Representatives) any confidential information with respect to the Group Companies; provided that, the foregoing restriction shall not (i) apply to any information (A) to the extent pertaining to the Retained Companies and not the Group Companies, (B) generally available to, or known by, the public (other than as a result of disclosure in violation of this Section 5.14(a)), (C) that was independently developed by any Retained Company (other than by the Group Companies prior to the Closing) without use of any confidential information with respect to the Group Companies or (D) that was made available to Sellers by a third party with the right to disclose such information, or (ii) prohibit any disclosure (A) required by Law or any listing agreement with any national securities exchange so long as, to the extent legally permissible and reasonably practicable under the circumstances, Sellers provide Buyer with reasonable prior notice of such disclosure, (B) necessary to be made in connection with the enforcement of any right or remedy relating to any of the Transaction Documents or the transactions contemplated thereby or (C) to any purchaser or prospective purchaser, any financing source or prospective financing source or any underwriter, arranger or bookrunner or prospective underwriter, arranger or bookrunner of any Indebtedness or equity interests or other securities or obligations of the Retained Companies or otherwise in connection with such Person’s financial, accounting, Tax or similar due diligence of any of the Retained Companies, including any disclosure required under the Parent Debt Facilities Documents (or any refinancing or replacement thereof), provided that such Persons are subject to confidentiality obligations no less restrictive than those set forth in this Agreement.

(b) Buyer shall not, and shall cause its Subsidiaries (including, after the Closing, the Group Companies) not to, and shall instruct its Representatives not to, directly or indirectly, for a period of three years after the Closing Date, without the prior written consent of Parent, disclose to any third party (other than each other and their respective Representatives) any confidential information with respect to the Retained Companies; provided that, the foregoing restriction shall not (i) apply to any information (A) generally available to, or known by, the public (other than as a result of disclosure in violation of this Section 5.14(b)), (B) that was independently developed by Buyer or any of its Subsidiaries (other than the Group Companies) without use of any confidential information with respect to the Retained Companies or (C) that was made available to Buyer by a third party with the right to disclose such information, or (ii) prohibit any disclosure (A) required by Law or any listing agreement with any national securities exchange so long as, to the extent legally permissible and reasonably practicable under the circumstances, Buyer provides Sellers with reasonable prior notice of such disclosure or (B) necessary to be made in connection with the enforcement of any right or remedy relating to any of the Transaction Documents or the transactions contemplated thereby.

Section 5.15 Public Announcements. Sellers and Buyer agree that no public release or announcement concerning the transactions contemplated hereby shall be issued or made by or on behalf of any Party without the prior written consent of the other Party, except that (a) Sellers and their Subsidiaries may answer questions from time to time to their respective employees, customers, suppliers and other business relations, and (b) each of Sellers and Buyer may make announcements as they may reasonably determine is necessary to comply with applicable Law or the requirements of any agreement to which they or any of their Subsidiaries is a party as of the date hereof, including any listing agreement with any national securities exchange. Notwithstanding the foregoing, Buyer and Sellers shall cooperate to prepare a joint press release to be issued on or promptly after the date of this Agreement and a joint press release to be issued on the Closing Date. Sellers and Buyer agree to keep the terms of this Agreement confidential, except to the extent and to the Persons to whom disclosure is required by applicable Law or for purposes of compliance with SEC, financial or Tax reporting obligations; provided that, the Parties may disclose this Agreement or its terms (i) to their respective employees, accountants, advisors and other Representatives as necessary in connection with the ordinary conduct of their respective businesses (so long as such Persons agree to, or are bound by contractual, professional or fiduciary obligations to, keep the terms of this Agreement confidential and so long as each Party shall be responsible to the other Parties hereto for breach of this Section 5.15 or such confidentiality obligations by the recipients of its disclosure) or (ii) to any purchaser or prospective purchaser, any financing source or prospective financing source or any underwriter, arranger or bookrunner or prospective underwriter, arranger or bookrunner of any Indebtedness or equity interests or other securities or obligations of such Party (and such purchasers’, financing sources’ and underwriters’ respective legal counsel) in connection with such Person’s due diligence of such Party, including any disclosure required under the Parent Debt Facilities Documents (or any refinancing or replacement thereof), provided that such Persons are subject to confidentiality obligations no less restrictive than those set forth in this Agreement. Notwithstanding anything to the contrary in this Agreement, Buyer may report and disclose the status of this Agreement, the terms hereof, and the transactions contemplated hereby in the ordinary course to its Affiliates and/or their respective members, limited partners, potential investors, employees, consultants, advisors or representatives, in each case in accordance with their ordinary course marketing, fund-raising and investor reporting activities, provided that such Persons are subject to customary confidentiality obligations no less restrictive than those set forth in this Agreement. Notwithstanding anything to the contrary contained herein, each Party may make statements without the other Party’s prior consent if such statements are substantially consistent with statements previously approved by the other Party or with disclosures previously made in accordance with this Section 5.15.

Section 5.16 Non-Solicitation and Non-Competition.

(a) For a period of three years following the Closing Date, Buyer shall not, and shall not permit any of its Affiliates (including, after the Closing, the Group Companies) to, directly or indirectly solicit or hire (or cause to be directly or indirectly solicited or hired) any employee of the Retained Companies as of immediately prior to the Closing (other than the Group Company Employees); provided that, the foregoing restriction shall not apply to (i) generalized searches by use of advertising or recruiting efforts (including the use of search firms) that are not specifically targeted at such employees or hiring any individual who responds to any such general solicitation, (ii) soliciting or hiring any such employee who is no longer employed by any of the Retained Companies and has not been so employed by the Retained Companies for at least 180 days or (iii) soliciting or hiring any such employee who contacts Buyer or its Affiliates on his or her own initiative regarding employment without any solicitation or encouragement from Buyer or its Affiliates.

(b) For a period of three years following the Closing Date, Sellers shall not, and shall not permit any of their Affiliates to, directly or indirectly solicit or hire (or cause to be directly or indirectly solicited or hired) any employee of the Group Companies as of immediately prior to the Closing; provided that, the foregoing restriction shall not apply to (i) generalized searches by use of advertising or recruiting efforts (including the use of search firms) that are not specifically targeted at such employees or hiring any individual who responds to any such general solicitation, (ii) soliciting or hiring any such employee who is no longer employed by any of the Group Companies and has not been so employed by the Group Companies for at least 180 days or (iii) soliciting or hiring any such employee who contacts Parent, Newco or their respective Affiliates on his or her own initiative regarding employment without any solicitation or encouragement from Parent, Newco or any of their respective Affiliates.

(c) Except as expressly provided in this Agreement or any other Transaction Document or with the prior written consent of Buyer (not to be unreasonably withheld, conditioned or delayed), Sellers shall not, and shall cause each of their Subsidiaries not to, for a period of three years from and after the Closing Date, directly or indirectly, as a direct or indirect equity holder, investor, member, partner or otherwise, own, manage, operate, design, develop or engage in any Competing Business; provided, that, this Section 5.16(c) shall not be deemed breached as a result of (i) an equity ownership interest in the Subject Businesses or (ii) acquiring (or owning) passive ownership of five percent or less of securities of any Person.

Section 5.17 Resignations. Sellers shall, and shall cause their Subsidiaries to, cause to be delivered to Buyer duly signed resignations, effective at the time of Closing, of all directors and officers, as applicable, of the Group Companies other than the individuals named in Schedule 5.17 (in the capacities so identified therein).

Section 5.18 Director and Officer Matters.

(a) Buyer shall, and shall cause its Subsidiaries (including the Group Companies) to, for a period of six years after the Closing, maintain in effect any and all exculpation, indemnification and advancement of expenses provisions of the Organizational Documents of the Group Companies, in each case in effect as of the Closing Date, for acts or omissions occurring on or prior to the Closing.

(b) Buyer agrees on its own behalf and on behalf of its Affiliates, and, after the Closing, the Group Companies, to, and does hereby, unconditionally and forever, acquit, remise, release discharge and indemnify and hold harmless to the maximum extent provided by Law, all current and former officers, directors, employees, attorneys-in-fact and other Representatives of the Group Companies (collectively, the “D&O Indemnified Parties”) to the fullest extent permitted by the Organizational Documents of the Group Companies with respect to all acts and omissions occurring as of or prior to the Closing arising out of or relating to their service as directors, officers or employees of the Group Companies if such D&O Indemnified Party is or was serving as a director, officer or employee of such other Person or fiduciaries thereof in a manner related to the business of the Group Companies, whether asserted or claimed at or after or occurring before the Closing (including in connection with the negotiation and execution of this Agreement and the consummation of the transactions contemplated by this Agreement).

(c) The covenants contained in this Section 5.18 are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties and their respective heirs and legal representatives and shall not be deemed exclusive of any other rights to which a D&O Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. Buyer shall pay all expenses, including reasonable attorneys’ fees, that may be incurred by any D&O Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.18, except to the extent that it is ultimately determined by a Governmental Authority with valid jurisdiction that such D&O Indemnified Party is not entitled to be indemnified pursuant to this Agreement.

(d) In the event Buyer or any Group Company or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of such Group Company shall assume all of the obligations set forth in this Section 5.18.

Section 5.19 Further Assurances; Support of Transaction.

(a) Sellers and Buyer agree that, from and after the Closing Date, each of them shall, and shall cause their respective Affiliates to, execute and deliver such further instruments of conveyance and transfer and take such other action as may reasonably be requested by such Party to carry out the purposes and intents hereof. Nothing in this Section 5.19 shall be deemed to expand or otherwise modify the obligations of any party with respect to any subject matter separately addressed in Section 5.03, which matters shall be exclusively governed by such Section.

(b) Without limiting any covenant contained in this Agreement, from the date hereof until the Closing Date, Sellers shall use commercially reasonable efforts to obtain all Consents of third parties required to be obtained in connection with the consummation of the transactions contemplated by this Agreement (collectively, the “Specified Third Party Consents”); provided, that no such Specified Third Party Consent shall be required to be obtained as a condition to Closing. To the extent the Closing occurs and one or more such Specified Third Party Consents have not been obtained, Buyer and Sellers shall continue to use their commercially reasonable efforts post-Closing for a period of six months to obtain any such Specified Third Party Consents not obtained prior to Closing in accordance with Section 5.19(c). Notwithstanding the foregoing, in no event shall any Retained Company be required to commence, defend or participate in any Action, or offer or grant any additional consideration or other accommodation (financial or otherwise) to any third party (each, an “Extraordinary Action”) in connection with obtaining any Consents in connection with the consummation of the transactions contemplated by this Agreement. This clause (b) shall not apply to the Requisite Consents, which shall be subject to clause (d) below.

(c) If following the Closing any Specified Third Party Consent under any Contract between any Group Company and any third party (a “Specified Third Party Contract”) remains outstanding or is discovered to exist, Buyer and Sellers shall, and shall cause their respective Affiliates to, cooperate and use commercially reasonable efforts to obtain such Specified Third Party Consent from the applicable third party for a period of 12 months following the Closing Date. Notwithstanding the foregoing, in no event shall any Retained Company be required to take any Extraordinary Action in connection with the foregoing. This clause (c) shall not apply to the Requisite Consents, which shall be subject to clause (d) below.

(d) From the date hereof until the Closing, Parent shall, and shall cause its Subsidiaries (including the Group Companies) to, use reasonable best efforts to obtain, as promptly as practicable and in any event prior to the Closing, all Requisite Consents, including by promptly preparing (or requesting the Persons from whom such Requisite Consents are sought to prepare) all reasonable and customary documentation necessary for such Requisite Consents and furnishing all customary information (subject to customary confidentiality obligations and exclusions) reasonably requested by any Person from whom a Requisite Consent is sought, and paying any reasonable and customary documentation expenses. Parent shall keep Buyer reasonably informed of the status of such efforts (including material communications) and shall not take or omit to take any action that would reasonably be expected to delay, impair or prevent the receipt of any Requisite Consent.

(e) From the date hereof until the Closing, Buyer shall use reasonable best efforts to complete, as promptly as practicable and in any event prior to the Closing, any background checks or other actions required for the waivers or consents set forth on Schedule 8.02(d) to be obtained prior to Closing, including by promptly furnishing all information to, and taking all actions reasonably requested by, any Person from whom such background check or other action is sought, and using reasonable best efforts to resolve any objections or conditions in connection with the completion thereof. Buyer shall keep Parent reasonably informed of the status of such efforts (including material communications) and shall not take or omit to take any action that would reasonably be expected to delay, impair or prevent the completion of such background check or other action.

(f) From the date hereof until the Closing Date, Sellers and Buyer shall use their respective reasonable best efforts to take such actions as may reasonably be necessary, pursuant to and in accordance with the terms and conditions of this Agreement (including the obligations and limitations set forth in Section 5.03), to satisfy the conditions of Article VIII and to consummate the transactions contemplated hereby as promptly as reasonably practicable, and to negotiate, finalize and cause the execution and delivery of executed counterparts to each of the Transaction Documents on or prior to the Closing Date (other than this Agreement and any other agreements or instruments executed as of the date hereof), including by promptly providing necessary information and working in good faith.

Section 5.20 Contact with Employees, Customers and Suppliers. Until the Closing Date, Buyer shall not, and shall cause its Representatives not to, contact or communicate with the employees (other than the executive officers of Parent and its Subsidiaries pursuant to Section 5.02 and the Continuing Employees pursuant to Section 7.01), customers, potential customers, suppliers or licensors of Parent or any of its Subsidiaries, or any other Persons having a business relationship with Parent or any of its Subsidiaries, concerning the transactions contemplated hereby without the prior written consent of Parent.

Section 5.21 Cooperation with Financing.

(a) Buyer agrees to take, or cause to be taken, all actions and do, or cause to be done, all things necessary or advisable, to arrange the Equity Financing and the Committed Bridge Financing as promptly as practicable following the date of this Agreement and to consummate the Equity Financing and the Committed Bridge Financing on the Closing Date. Such actions shall include, but not be limited to, the following: (i) maintaining in effect and not cancelling any commitments under the Equity Commitment Letter; (ii) negotiating and delivering the agreements, documents and certificates contemplated with respect to the Committed Bridge Financing that reflect the terms contained in the Equity Commitment Letter; (iii) satisfying on a timely basis (or seeking a waiver of) all Financing Conditions set forth in the Equity Commitment Letter that are within Buyer’s or any of its Affiliates’ control; (iv) causing the full amount of the Equity Financing to be consummated in the event that the Financing Conditions set forth in the Equity Commitment Letter have been satisfied or, upon funding would be satisfied; (v) making available to Topco the full amount of the Committed Bridge Financing, in the event that the Financing Conditions set forth in the Equity Commitment Letter have been satisfied or, upon funding would be satisfied; (vi) upon the request of the Sellers, the Buyer will confirm (A) with its financing sources their intent and ability to perform, and the availability of the Equity Financing and the Committed Bridge Financing, under the Equity Commitment Letter, subject only to satisfaction or waiver of the Financing Conditions, and (B) that neither it nor its financing sources are aware of any event or condition that could reasonably be expected to result in the failure of a Financing Condition; and (vii) enforcing its rights under or with respect to the Equity Financing and the Committed Bridge Financing, including by seeking to cause the other parties thereto to fulfill their obligations under the Equity Commitment Letter.

(b) Prior to the Closing, Buyer shall not, without the prior written consent of Parent, agree to, or permit, any amendment, restatement, replacement, supplement, or other modification of, or waiver or consent under, the Equity Commitment Letter or other documentation relating to the Equity Financing or Committed Bridge Financing that would (i) reasonably be expected to adversely affect Buyer’s ability to consummate the transactions contemplated to occur under this Agreement on the Closing Date; (ii) reduce the aggregate amount of the Equity Financing and the Committed Bridge Financing; (iii) impose new or additional conditions or expand upon (or amend or modify in any manner) the conditions precedent to the Equity Financing or Committed Bridge Financing as set forth in the Equity Commitment Letter; (iv) adversely affect the ability of Buyer to enforce its rights against the other parties to the Bridge Financing Commitment; or (v) reasonably be expected to prevent, delay, impede or impair the Closing.

(c) Buyer shall promptly deliver to Parent copies of any such amendment, restatement, amendment and restatement, replacement, supplement, modification, waiver or consent. Neither Buyer nor any of its Affiliates shall take any action that could reasonably be expected to materially delay or prevent the consummation of the Equity Financing or Committed Bridge Financing.

(d) Notwithstanding anything to the contrary, nothing in this Section 5.21 shall (i) require funding of any equity financing other than the Equity Financing, (ii) require funding by the Sponsors of any debt financing other than the Committed Bridge Financing, or (iii) require the payment of fees in connection with Equity Financing or Committed Bridge Financing in excess of the amounts contemplated by the Equity Commitment Letter.

Section 5.22 Bridge Loan. At least five Business Days prior to the Closing Date, Buyer will deliver to Parent a copy of any bridge loan documentation (including all definitive financing documentation and any and all other agreements, documents, instruments, certificates to be executed and delivered by (or to otherwise be binding on) Topco, Midco or any of the Group Companies, or any of their respective officers, employees, directors, managers (or similar governing body) at any time prior to the consummation of the Closing) to be entered into in connection with the bridge loan to be arranged by Buyer in connection with transactions contemplated hereby among Buyer or its Affiliates and Topco (the “Bridge Loan”), and Buyer shall consider in good faith any comments Parent may have to such documentation. Any such Bridge Loan shall be on customary terms and conditions for a bridge loan financing of this type. Notwithstanding the foregoing, Parent’s prior written consent shall be required to the extent that Buyer seeks to modify any terms of the Bridge Loan set forth on Schedule 5.22. Immediately prior to the consummation of the purchase and sale of the Purchased Equity, Buyer shall cause the Bridge Loan to be funded to Topco.

Section 5.23 Debt Financing Cooperation.

(a) Sellers agree to use commercially reasonable efforts to provide (and to cause the Group Companies and their respective personnel and advisors to use their respective commercially reasonable efforts to provide) to Buyer, at Buyer’s sole cost and expense, such reasonable cooperation as may be reasonably requested by Buyer in connection with the arrangement by Buyer of any debt financing (other than the Committed Bridge Financing) to be obtained by Buyer or its Affiliates (including a Group Company following the Closing) in connection with the transactions contemplated hereby (the “Debt Financing”; provided that, for the avoidance of doubt, in no event shall the Bridge Financing Commitment or the Committed Bridge Financing constitute Debt Financing), including:

(i) upon reasonable prior notice, making certain of the Group Companies’ officers with appropriate seniority and expertise available to participate in a reasonable number of meetings, presentations, due diligence sessions, drafting sessions and sessions with lenders and rating agencies at mutually agreeable times and locations and on reasonable advance notice;

(ii) reasonably assisting Buyer with its preparation of customary materials for rating agency presentations, bank information memoranda and similar documents required in connection with the Debt Financing (for the avoidance of doubt, the Sellers and the Group Companies shall not be required to provide (x) any pro forma financial information, or (y) any information related to Buyer or any of Buyer’s Subsidiaries or Affiliates);

(iii) assisting in Buyer’s preparation of customary definitive financing documents to be used in connection with obtaining the Debt Financing as may be reasonably requested by Buyer, by providing information for Buyer’s completion of any schedules thereto, solely to the extent such materials relate to information concerning the Group Companies;

(iv) reasonably facilitating the pledging of collateral and the provision of guarantees, provided, that (A) none of the related documents or certificates shall be executed and/or delivered except in connection with the consummation of the Closing and (B) the effectiveness thereof shall be conditioned upon, or become operative after, the consummation of the Closing, and in no event shall any related corporate approval, signing or perfection actions occur prior to completion of the Closing;

(v) providing Buyer with the Financial Statements and such other customary financial and other information relating to the Group Companies as may be reasonably requested by Buyer in connection with the Debt Financing; provided that, (A) such financial information shall only be required to be delivered to the extent such information may be obtained from the books and records of Parent (in each case of this clause (v) relating to any financial statements, which shall be deemed to have been delivered on the earliest date on which Parent posts such financial statements on Parent’s website on the internet and/or such financial statements are included in a Form 10-K or Form 10-Q, as applicable, posted on the SEC’s website on the internet (without any subsequent notice that such financial statements may not be relied upon for any reason)) and (B) the Company shall not be obligated to furnish any of the Excluded Information; and

(vi) furnishing to Buyer at least five Business Days prior to Closing, all documentation and other information with respect to the Group Companies as shall have been reasonably requested by Buyer in writing at least 10 Business Days prior to Closing, to the extent reasonably requested by the Debt Financing Sources and required by Governmental Authorities with respect to the Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act and 31 C.F.R. §1010.230.

(b) Notwithstanding anything herein to the contrary in Section 5.23(a), nothing will require Parent or any of its Subsidiaries (including the Group Companies) to provide (or be deemed to require Parent or any of its Subsidiaries (including the Group Companies) to prepare) any (i) pro forma financial statements, projections or other prospective or forward looking information, (ii) “segment” financial information or separate subsidiary financial statements (other than the Financial Statements), or (iii) financial statements or other financial data (including selected financial data) for any period earlier than the fiscal year ended December 31, 2023 (“Excluded Information”).

(c) Notwithstanding the foregoing or anything to the contrary in this Agreement, (i) such requested cooperation shall not (A) unreasonably disrupt or interfere with the business or ongoing operations of Parent or any of its Subsidiaries (including the Group Companies) or (B) be reasonably expected to cause competitive harm to Parent or its Subsidiaries (including the Group Companies), (ii) the Sellers and any of their Subsidiaries (including the Group Companies) shall not be required to (A) pay any commitment or other fee or incur any other liability or obligation, bear any cost or expense, make any other payment, or give any indemnities in connection with the Debt Financing or any information utilized in connection therewith (with respect to the Group Companies, prior to the time at which the Debt Financing occurs on the Closing Date (the “Financing Time”), (B) deliver or obtain any legal opinions or accountants’ comfort letters or reliance letters, (C) provide access to or disclose information where the Sellers determine in good faith (after consultation with counsel) that such access or disclosure would jeopardize any attorney client privilege of, or conflict with any confidentiality requirements applicable to, Parent or any of its Subsidiaries (including any Group Company), (D) waive or amend any terms of this Agreement or any other contract to which Parent or its Subsidiaries (including any Group Company) is party, or (E) take any action other than at Buyer’s request and with reasonable prior notice, (iii) neither the Sellers nor any of their Subsidiaries (including the Group Companies) nor any of their respective officers, directors, or employees shall be required to execute, deliver or enter into or perform any agreement, document or instrument, including any pledge or security documents, with respect to the Debt Financing (that in the case of the Group Companies is not contingent on the Financing Time or that would be effective prior to the Financing Time), (iv) neither the Sellers and any of their Subsidiaries (including the Group Companies) nor their respective officers, managers, directors or employees shall be required to execute any solvency certificate or authorization letter in connection with the Debt Financing, (v) the directors or managers (or similar governing body) of the Sellers or any of their Subsidiaries (including the Group Companies) shall not be required to pass resolutions or consents to approve or authorize (or approve or authorize the execution of) the Debt Financing or the agreements, documents and instruments pursuant to which the Debt Financing is obtained (unless, in the case of the Group Companies, Buyer shall have determined that such directors and managers are to remain as directors and managers of such Group Company on and after the Closing and such resolutions or consents are contingent upon the occurrence of, or only effective as of, the Closing) and (vi) the Sellers and any of their Subsidiaries (including the Group Companies) shall not be required to take any action to the extent that it would (A) subject any of Parent’s or its Subsidiaries’ (including any Group Company’s) respective directors, managers, officers or employees to any actual or potential personal liability, (B) reasonably be expected to conflict with or violate their formation or organizational documents or any applicable Law or Governmental Order, or result in the contravention of, or violation or breach of or default under, any material Contract to which it or its property is bound, (C) cause any condition to the Closing set forth in Article VIII to not be satisfied or (D) cause any breach of this Agreement or cause any representation or warranty in this Agreement to be breached or become inaccurate. Nothing contained in this Section 5.23 or otherwise shall require the Sellers or any of their Subsidiaries (including the Group Companies, prior to the Financing Time), to be an issuer or other obligor with respect to the Debt Financing.

(d) Upon request by the Sellers or the Group Companies, Buyer shall provide the Sellers and the Group Companies with drafts of any financing documents and any materials that are to be presented during any meetings conducted in connection with the Debt Financing. Buyer shall consult with and provide to Parent, upon request, copies of all agreements and other documents relating to the Debt Financing (including all definitive financing documentation and any and all other agreements, documents, instruments, certificates to be executed and delivered by (or to otherwise be binding on) any of the Group Companies, or any of their respective officers, employees, directors, managers (or similar governing body) at any time prior to the consummation of the Closing) and shall keep Parent reasonably informed on a current basis and in reasonable detail of material developments in respect of the Debt Financing.

(e) The Sellers consent to the use of the Group Companies’ logos in connection with the Debt Financing so long as (i) such logos are used solely in a manner that is customary for such purpose and not intended to or reasonably likely to harm or disparage Parent or any of its Subsidiaries (including the Group Companies) or their reputation or goodwill of Parent or any of its Subsidiaries (including the Group Companies) and (ii) provided that Buyer shall provide Parent with a reasonable opportunity to review any documents, communications or other materials in connection with which such logo is used, and consider in good faith the reasonable comments of Parent, prior to the distribution, disclosure or use thereof.

(f) Buyer shall promptly upon request by the Sellers, reimburse each Seller and its Subsidiaries, as applicable, for all reasonable and reasonably documented out-of-pocket costs and expenses incurred by the Sellers and their Subsidiaries (including the Group Companies) in connection with their cooperation with the Debt Financing pursuant to this Section 5.23; provided, that such reimbursement shall not include costs and expenses incurred in connection with the preparation of financial statements or data that would have otherwise been prepared by Sellers and/or their Subsidiaries notwithstanding the provisions of this Section 5.23.

(g) Buyer shall indemnify and hold harmless, Parent and its Subsidiaries (including the Group Companies), and their respective Representatives, from and against any and all liabilities or losses suffered or incurred by them in connection with the arrangement of the Debt Financing and any information in connection therewith, except to the extent resulting from the gross negligence or willful misconduct of Parent or any of its Subsidiaries, or their respective Representatives.

(h) Notwithstanding anything to the contrary in this Agreement, any breach of or non-compliance with this Section 5.23 by the Sellers, the Group Companies or their respective Affiliates shall not be taken into account in determining whether the conditions to the consummation of the transactions contemplated by this Agreement set forth in Article VIII have been satisfied unless the Debt Financing (if any) has not been obtained as a direct result of an action or omission taken or omitted to be taken by the Sellers in willful and material breach of their obligations under this Section 5.23.

(i) Buyer acknowledges and agrees that obtaining the Debt Financing is not a condition to its obligations under this Agreement. If the Debt Financing has not been obtained, Buyer shall continue to be obligated, until such time as this Agreement is terminated in accordance with its terms and subject to the waiver or fulfillment of the conditions set forth herein, to complete the transactions contemplated by this Agreement.

Section 5.24 Lien Releases. Parent shall deliver to Buyer, with respect to the Credit Facilities, customary release documentation (“Release Letters”), in each case, that provides that, upon consummation of the Closing and the transactions contemplated hereby, (a) the Group Companies shall be released from all Indebtedness under the Credit Facilities and (b) all Liens granted on the Shares or on the assets of the Group Companies under the Credit Facilities Documents securing such Indebtedness, shall be terminated and released upon the consummation of the Closing.

Section 5.25 Exclusive Dealing. From the date hereof until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, Parent agrees that it will not, and will cause its Affiliates and direct its and their Representatives not to, directly or indirectly, (a) initiate, solicit, knowingly encourage or facilitate inquiries or proposals with respect to any Acquisition Proposal, (b) engage or participate in any negotiations with any Person concerning any Acquisition Proposal or (c) provide any information or data to, or have or participate in any discussions with, any Person (other than Buyer and its Representatives and Affiliates) relating to any Acquisition Proposal, except to notify a Person that has made or, to the knowledge of the Sellers, is making any inquiries with respect to, or is considering making, an Acquisition Proposal, of the existence of the provisions of this Section 5.25; provided, that any disclosure or reporting of information by Parent required by applicable Law or for purposes of compliance with SEC, financial or Tax reporting obligations shall not be a breach of this Section 5.25. Parent will, and will cause its Affiliates and direct its and their Representatives to, immediately cease and cause to be terminated any activities (including terminating access to data rooms or other source of nonpublic information from Parent and its Affiliates), discussions or negotiations conducted before the date of this Agreement with any Person (other than Buyer and its Representatives and Affiliates) with respect to any Acquisition Proposal.

Section 5.26 Sale-Leaseback Cooperation.

(a) Sellers agree to use commercially reasonable efforts to provide (and to cause the Group Companies and their respective personnel and advisors to use their respective commercially reasonable efforts to provide) to Buyer, at Buyer’s sole cost and expense, such reasonable cooperation as may be reasonably requested by Buyer in connection with the arrangement by Buyer of one or more sale-leaseback transactions with respect to certain real property or improvements listed on Schedule 5.26 (the “Sale-Leaseback Properties”) to be entered into by Buyer or its Affiliates (including, as of the Closing, the Group Companies) in connection with (but immediately after) the Closing or otherwise any time following the Closing in connection with the transactions contemplated hereby (each, a “Sale-Leaseback Transaction” and collectively, the “Sale-Leaseback Transactions”), including:

(i) upon reasonable prior notice, making certain of the Group Companies’ officers or employees with appropriate seniority and expertise reasonably available to discuss any proposed Sale-Leaseback Transaction at mutually agreeable times and locations;

(ii) upon Buyer’s reasonable request, reasonably providing Buyer and its prospective sale-leaseback counterparties with customary financial, operational, real estate and property-level information reasonably requested with respect to the Group Companies and the Sale-Leaseback Properties, including, to the extent reasonably available, existing title policies and commitments, surveys, environmental, zoning and property-condition reports, permits, licenses, site plans, rent rolls, service contracts, tax bills, utility information and insurance information;

(iii) upon Buyer’s request, reasonably facilitating customary property diligence, including coordinating reasonable access to the Sale-Leaseback Properties for inspections, appraisals, environmental site assessments, surveys and other customary third-party investigations upon reasonable prior notice during regular business hours, in each case in a manner that does not unreasonably disrupt or interfere with the business or ongoing operations of Parent or any of its Subsidiaries (including the Group Companies), provided, that in no event shall any invasive physical testing (environmental, structural or otherwise), such as soil borings, water samplings or the like, be conducted at any Sale-Leaseback Property and no physical samples may be taken from any Sale-Leaseback Property without Sellers’ express written consent, which consent may be granted in Sellers’ sole discretion, and subject to any restrictions on such testing or sampling pursuant to the applicable Lease (if any), provided, further, that Sellers shall have the right to cause a representative of Sellers to be present at all inspections, reviews and examinations conducted hereunder, and provided, further, that the failure of Sellers to make a representative reasonably available shall not delay or hinder Buyer’s or its representatives’ access rights in accordance with the terms hereof;

(iv) upon Buyer’s request, reasonably cooperating in the procurement of updated title commitments, surveys and zoning reports at Buyer’s cost; and

(v) assisting in Buyer’s preparation of customary sale-leaseback documents (it being understood that no such document shall be required to be executed or become effective prior to the Closing), as may be reasonably requested by Buyer, including by providing information for the completion of any schedules thereto and reviewing representations and warranties, solely to the extent such materials relate to information concerning the Sale-Leaseback Properties.

(b) Notwithstanding anything herein to the contrary in Section 5.26(a), nothing will require Parent or any of its Subsidiaries (including the Group Companies) to provide (or be deemed to require Parent or any of its Subsidiaries (including the Group Companies) to prepare) any Excluded Information.

(c) Notwithstanding anything to the contrary in this Agreement, (i) such requested cooperation shall not (A) unreasonably disrupt or interfere with the business or ongoing operations of Parent or any of its Subsidiaries (including the Group Companies), (B) be reasonably expected to cause competitive harm to Parent or its Subsidiaries (including the Group Companies), or (C) impose any liability upon Sellers or any Group Company, (ii) the Sellers and their Subsidiaries (including the Group Companies) shall not be required to (A) pay or bear any costs, fees or expenses or incur any other liability or obligation or give any guarantees or indemnities in connection with any Sale-Leaseback Transactions or be required to take any action that would subject it to actual or potential liability, (B) deliver or obtain any legal opinions or accountants’ comfort letters or reliance letters, (C) provide access to or disclose information where the Sellers determine in good faith (after consultation with counsel) that such access or disclosure would jeopardize any attorney client privilege of, or conflict with any confidentiality requirements applicable to, Parent or any of its Subsidiaries (including any Group Company), provided that Sellers will provide access to or disclose any information to the extent such access or disclosure does not jeopardize any attorney client privilege and does not breach any confidentiality requirements, (D) waive or amend any terms of this Agreement or any other contract to which Parent or its Subsidiaries (including any Group Company) is party or (E) take any action other than at Buyer’s request and with reasonable prior notice, (iii) neither the Sellers nor any of its

Subsidiaries (including the Group Companies) nor any of their respective officers, directors, or employees shall be required to execute, deliver or enter into or perform any agreement, including any pledge or security documents, with respect to the Sale-Leaseback Transactions (that in the case of the Group Companies is not contingent on the Closing or that would be effective prior to the Closing), (iv) neither the Sellers and any of their Subsidiaries (including the Group Companies) nor their respective officers, managers, directors or employees shall be required to execute any solvency certificate or authorization letter in connection with the Sale-Leaseback Transactions, (v) the directors or managers (or similar governing body) of the Sellers or any of their Subsidiaries (including the Group Companies) shall not be required to pass resolutions or consents to approve or authorize (or approve or authorize the execution of) the Sale-Leaseback Transactions or the agreements, documents and instruments pursuant to which the Sale-Leaseback Transactions is obtained (unless, in the case of the Group Companies, Buyer shall have determined that such directors and managers are to remain as directors and managers of such Group Company on and after the Closing and such resolutions or consents are contingent upon the occurrence of, or only effective as of, the Closing), and (v) the Sellers and any of their Subsidiaries (including the Group Companies) shall not be required to take any action to the extent that it would (A) subject any of Parent’s or its Subsidiaries’ (including the Group Companies’) respective directors, managers, officers or employees to any actual or potential personal liability, (B) reasonably be expected to conflict with or violate their formation or organizational documents or any applicable Law or Governmental Order, or result in the contravention of, or violation or breach of or default under, any material Contract to which it or its property is bound, (C) cause any condition to the Closing set forth in Article VIII to not be satisfied or (D) cause any breach of this Agreement or cause any representation or warranty in this Agreement to be breached or become inaccurate. Nothing contained in this Section 5.26 or otherwise shall require the Sellers or any of their Subsidiaries (including the Group Companies, prior to the Closing), to be an issuer or other obligor with respect to any binding Sale-Leaseback Transactions.

(d) Upon request by the Sellers or the Group Companies, Buyer shall provide the Sellers and the Group Companies with drafts of any Sale-Leaseback Transactions documents and any materials that are to be presented during any meetings conducted in connection with the Sale-Leaseback Transactions and, at Sellers’ reasonable request from time to time, shall keep Sellers reasonably informed with reasonable detail of any Sale-Leaseback Transactions.

(e) Buyer shall at all times conduct its due diligence reviews, inspections and examinations (and shall cause its consultants’ and other third parties’ reviews, inspections and examinations performed for or at the request of Buyer to be conducted) in a manner so as to not cause liability, damage, lien, loss, cost or expense to Sellers, the Group Companies or the Sale-Leaseback Properties, and Buyer will indemnify, defend, and hold Sellers and the Group Companies harmless from and against any such liability, damage, lien, loss, cost or expense (except to the extent arising from the mere discovery of existing conditions that are not exacerbated by Buyer or its agents). Buyer shall in all events promptly repair any damage caused to any Sale-Leaseback Property on account of any due diligence activities contemplated by this Section. Prior to entry upon any Sale-Leaseback Property, Buyer shall provide Sellers with copies of certificates of insurance evidencing commercial general liability insurance policies (naming Sellers as additional insureds) that shall be maintained by Buyer, any sale-leaseback counterparty and by any consultants or other third parties engaged by Buyer or any sale-leaseback counterparty in connection with such investigations upon the Sale-Leaseback Properties, with limits, coverages and insurers under such policies reasonably satisfactory to Sellers.

(f) Buyer shall not contact any third-party tenant of any Sale-Leaseback Property (or its representatives) without Seller’s prior written consent (not to be unreasonably withheld) or contact any Governmental Authority having jurisdiction over any Sale-Leaseback Property without Sellers’ express written consent (which may be withheld in Sellers’ sole discretion) other than ordinary contact normally associated with routine due diligence examinations that does not involve any discussions with governmental officials (except to the extent necessary to request records).

(g) Buyer shall promptly upon request by the Sellers, reimburse each Seller and its Subsidiaries, as applicable, for all reasonable and reasonably documented out-of-pocket costs and expenses incurred by the Sellers and their Subsidiaries (including the Group Companies) in connection with their cooperation with any Sale-Leaseback Transactions pursuant to this Section 5.26; provided, that such reimbursement shall not include costs and expenses incurred in connection with the preparation of financial statements or data that would have otherwise been prepared by Sellers and/or their Subsidiaries, notwithstanding the provisions of this Section 5.26; provided, further, that any such reimbursement shall not exceed an amount equal to $100,000, individually or in the aggregate.

(h) Buyer shall indemnify and hold harmless, Parent and its Subsidiaries (including the Group Companies), and their respective Representatives, from and against any and all liabilities or losses suffered or incurred by them in connection with any Sale-Leaseback Transactions and any information in connection therewith, except to the extent resulting from the gross negligence or willful misconduct of Parent or any of its Subsidiaries, or their respective Representatives, and except for income Taxes with respect to any income or gain resulting from Sale-Leaseback Transactions realized by Parent or its Subsidiaries or realized by Topco that is allocated to NewCo pursuant to the Restated Operating Agreement.

(i) Notwithstanding anything to the contrary in this Agreement, any breach of or non-compliance with this Section 5.26 by the Sellers, the Group Companies or their respective Affiliates shall not be taken into account in determining whether the conditions to the consummation of the transactions contemplated by this Agreement set forth in Article VIII have been satisfied unless the Sale-Leaseback Transactions (if any) have not been obtained as a direct result of an action or omission taken or omitted to be taken by the Sellers in willful and material breach of their obligations under this Section 5.26.

(j) Buyer acknowledges and agrees that consummation of the Sale-Leaseback Transactions is not a condition to its obligations under this Agreement. If the Sale-Leaseback Transactions have not been consummated, Buyer shall continue to be obligated to complete the transactions contemplated by this Agreement subject to and in accordance with its terms.

Section 5.27 Sale-Leaseback Sweep. Subject to and in accordance with the terms and conditions of the Parent Debt Facilities, if the Company or any of its Subsidiaries completes a sale of real property, buildings, land or improvements between the date hereof and the Closing, Sellers shall cause all Sale Leaseback Transaction Proceeds Amounts received in respect thereof to be distributed to the Sellers by the later of (a) five days prior to Closing or (b) one Business Day following receipt of such proceeds (and in any event prior to Closing).

ARTICLE VI

TAX MATTERS

Section 6.01 Tax Returns. The Parties understand and agree that the Restated Operating Agreement shall govern the preparation and filing of the Tax Returns of the Group Companies after the Closing; provided, that the Parties shall cause any Tax Return of a Group Company for a Pre-Closing Tax Period (including a Straddle Tax Period) that could reasonably be expected to either affect the determination of the Purchase Price or any income Taxes reported on a Seller Consolidated Return or otherwise payable by NewCo (collectively, the “Specified Tax Returns”) to be prepared, unless otherwise required by applicable Law, in accordance with the accounting methodology and past practices (including reporting positions, elections and accounting methods) of the applicable Group Company with respect to such Tax Returns and to be submitted to Sellers (together with schedules, statements and, to the extent reasonably requested by Sellers, supporting documentation), in the case of income Tax Returns, at least 20 days prior to the due date (including any applicable extension) therefor and, in the case of other Tax Returns, as reasonably practicable prior to the due date (including any applicable extension) thereof. Sellers shall notify Buyer in writing if it objects to any items in any Specified Tax Return within a reasonable amount of time after receipt by Sellers of such draft Specified Tax Return, and, if such Specified Tax Return was provided to Sellers at least 20 days prior to such due date, no less than five days prior to such due date. Any such disputed item(s) shall be resolved in good faith and in a manner mutually agreeable to the Parties, and if not so resolved by the Parties, then may be submitted by any such Party to a jointly retained accountant (which may be the same as or different from the Accountant retained pursuant to Section 2.05, if any). Upon resolution of all disputed items, the Parties shall cause the relevant Specified Tax Return to be adjusted or revised to reflect such resolution and shall be binding upon the Parties without further adjustment. The costs, fees and expenses of such accountant shall be borne equally by Buyer (or its Subsidiaries), on the one hand, and Sellers (or its Affiliate(s)) on the other hand. For the avoidance of doubt, Buyer and the Group Companies shall not prepare any Seller Consolidated Return or Tax Return of NewCo.

Section 6.02 Allocation of Taxes.

(a) All sales, use, value added, registration stamp, recording, documentary, conveyancing, franchise, property, transfer, and similar Taxes arising from the transactions contemplated by the Transaction Documents (collectively, the “Transfer Taxes”) shall be borne and timely paid by the Company. In addition, the Company shall prepare and timely file, or cause to be prepared and timely filed, at its expense, all Tax Returns that are required to be filed with respect to such Transfer Taxes.

(b) In the case of any Straddle Tax Period, (i) real, personal and intangible property Taxes and any other similar Taxes levied on a per diem basis of any Person for a Pre-Closing Tax Period shall be equal to the amount of such Taxes for the entire Straddle Tax Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Tax Period that are in the Pre-Closing Tax Period and the denominator of which is the total number of days in the Straddle Tax Period and (ii) any other Taxes of any Person for any Pre-Closing Tax

Period (including Taxes based upon or measured by net income, wages or disbursements, profits, proceeds, receipts, gain or similar items), be deemed equal to the amount which would be payable computed based on an interim closing of the books basis as if the relevant Tax period ended as of the close of business on the Closing Date (and for such purpose, the taxable period of any “controlled foreign corporation” as defined in Section 957 of the Code or any partnership or other pass-through entity in which a Group Company holds a beneficial interest will be deemed to terminate at such time). All determinations necessary to give effect to the allocation set forth in the previous sentence shall be made in a manner consistent with the prior practice of Parent or its Subsidiaries, as applicable.

Section 6.03 Cooperation on Tax Matters. Buyer and Sellers shall cooperate fully, and Buyer shall cause each of its Subsidiaries, including the Group Companies, to cooperate fully, as and to the extent reasonably requested by the applicable other Party, in connection with the preparation, execution and filing of Tax Returns and any audit, examination, inquiry, assessment, claim for refund, lawsuit, action, claim, arbitration, mediation or other proceeding at law or in equity by or before a Taxing Authority with respect to Taxes relating to the Group Companies (each a “Tax Claim”). Such cooperation shall include access to records and information which are reasonably relevant to any such Tax Return or Tax Claim, making personnel available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder, executing Tax Returns and executing powers of attorney. Buyer shall cause its controlled Affiliates, including the Group Companies, (i) to retain all books and records with respect to Tax matters pertinent to the Group Companies relating to any taxable period beginning before the Closing Date until the expiration of the applicable statute of limitations of the respective taxable periods (including any extensions thereof), (ii) to abide by all record retention agreements entered into with any Taxing Authority and (iii) to give Sellers 90 days written notice prior to transferring, destroying or discarding any such books and records. If Sellers so request, Buyer shall, and Buyer shall cause its controlled Affiliates, including the Group Companies, to, allow Sellers to take possession of such books and records. Notwithstanding anything to the contrary in this Agreement, Sellers shall not be required to transfer to Buyer any Tax Returns or other Tax work papers of or including any of the Retained Companies to the extent not constituting Group Company Records, unless primarily related to the Group Companies. Notwithstanding anything to the contrary in this Agreement, Parent shall have the exclusive right to control in all respects, and neither Buyer nor any of its Affiliates (including, following the Closing, the Group Companies) shall be entitled to access, to cooperation in respect of or to participate in any Tax Claim with respect to any Seller Consolidated Return or to any other Tax Returns or work papers of a Seller or any of its Affiliates (except for any such Tax Return or Tax work paper that primarily relates to one or more Group Companies).

Section 6.04 Post-Closing Actions. Without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed, Buyer shall not take any Post-Closing Action that could reasonably be expected to adversely affect a Seller Consolidated Return or a Tax Return of a Retained Company. Any Taxes that result from any of the Post-Closing Actions shall be disregarded for purposes of determining Estimated Accrued Taxes and Closing Date Net Working Capital, unless Buyer has received the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 6.05 Tax Sharing Agreements. Any and all existing Tax sharing, Tax allocation or Tax indemnity agreements between any Group Company, on the one hand, and any Retained Company, on the other hand, shall be terminated as of the Closing Date to the extent they relate to the Group Companies.

Section 6.06 Intended Tax Treatment. The Parties acknowledge and agree that, for U.S. federal (and, as applicable, state, local and foreign) income Tax purposes, the sale of the Purchased Equity is intended to be treated in accordance with Revenue Ruling 99-5, situation 1, whereby NewCo is treated as having sold an undivided interest in each asset of Company (subject to its Liabilities) to Buyer in exchange for the Purchase Price (and any other items that are treated as consideration for U.S. federal (and applicable state, local and foreign) income Tax purposes), and immediately thereafter, Buyer and NewCo are deemed to have contributed their respective undivided interests in the assets of Company (subject to its Liabilities) to an entity treated as a partnership for U.S. federal (and applicable state, local and foreign) income Tax purposes in exchange for ownership interests in such partnership pursuant to a transaction governed by Section 721(a) of the Code. The Parties shall, and shall cause their Affiliates to, report consistently with the foregoing for all Tax purposes unless otherwise required by a final determination as defined in Section 1313 of the Code (or any similar provision of applicable state, local or foreign Law); provided, however, that no Party shall be unreasonably impeded in its ability and discretion to negotiate, compromise or settle any Tax examination, audit, claim or similar proceedings in connection with the foregoing.

Section 6.07 Allocation. Buyer shall prepare, using the methodologies set forth in Exhibit D (the “Allocation Schedule”), an allocation of the Purchase Price, as finally determined pursuant to Section 2.05(c), and any other items that are treated as consideration for U.S. federal income Tax purposes among the assets of the Company in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder (the “Allocation”) no later than 60 days after the final determination of the Purchase Price pursuant to Section 2.05(c). Newco shall notify Buyer in writing within 15 days of receipt of the Allocation of any comments to the Allocation. If Newco does not deliver any written notice of objection to the Allocation within such 15-day period, the Allocation shall be final, conclusive and binding on the Parties. If a written notice of objection is timely delivered to Buyer, the Parties will negotiate in good faith for a period of 20 days to resolve such dispute (the “Allocation Dispute Resolution Period”). If, during the Allocation Dispute Resolution Period, Buyer and Newco resolve their differences in writing as to any disputed amount, such resolution shall be deemed final and binding with respect to such amount for the purpose of determining that component of the Allocation. In the event that Buyer and Newco do not resolve all of the items disputed in the Allocation prior to the end of the Allocation Dispute Resolution Period, all such unresolved disputed items shall be determined by the Accountant in accordance with the procedures of Section 2.05(c), mutatis mutandis; provided, however, that the Accountant’s determination shall be consistent with the Allocation Schedule. Such determination shall be final and binding and the Allocation shall be updated to reflect such determination. Any subsequent adjustments to Purchase Price for U.S. federal income Tax purposes shall be allocated in a manner consistent with the Allocation as finally determined hereunder and in accordance with Section 1060 of the Code and the Allocation Schedule. The Parties shall, and shall cause their Affiliates to, report consistently with the Allocation, as finally determined, for all Tax purposes unless otherwise required by a final determination as defined in Section 1313 of the Code (or any similar provision of applicable state, local or foreign Law);

provided, however, that no Party shall be unreasonably impeded in its ability and discretion to negotiate, compromise or settle any Tax examination, audit, claim or similar proceedings in connection with the Allocation. For applicable Tax purposes, the Parties shall not treat Buyer as having made any payment to Newco in exchange for Buyer assuming any liabilities under this Agreement, including in respect of deferred revenue or prepaid amounts under the principles of James M. Pierce Corp. v. Commissioner, 326 F. 2d 67 (8th Cir. 1964), and the Allocation determined hereunder shall be prepared in a manner consistent with such treatment.

Section 6.08 Tax Refunds. Except to the extent included as a reduction to Estimated Accrued Taxes or as a current asset in the final determination of Closing Date Net Working Capital, Buyer shall promptly pay, or cause to be promptly paid to, Sellers any cash refund actually received that is described in Schedule 6.08. To the extent reasonably requested by Parent, Buyer will reasonably cooperate with Sellers in obtaining any such refund.

ARTICLE VII

EMPLOYEE MATTERS

Section 7.01 Employee Communications and Consultations. Prior to the Closing, Buyer shall provide Parent advance copies of, and a reasonable opportunity (but in no event less than five Business Days) to comment on and approve (which approval shall not be unreasonably withheld), all communications to any Group Company Employee to be distributed prior to the Closing regarding the transactions contemplated by this Agreement (whether relating to employee benefits, post-Closing terms of employment or otherwise). Prior to the Closing, Parent shall provide Buyer advance copies of, and a reasonable opportunity to comment on (and will consider Buyer’s comments in good faith but shall not be required to accept such comments), all communications to any Group Company Employee to be distributed prior to the Closing regarding post-Closing terms of employment.

Section 7.02 Transfers of Employment; Inactive Employees. Effective as of no later than immediately prior to the Closing, unless otherwise agreed in writing between Buyer and Sellers or otherwise provided in the Transition Services Agreement, Sellers shall transfer, or cause to be transferred, the employment of each Seller Business Employee who is not employed by one of the Group Companies as of immediately prior to the Closing (and who remains employed by Parent or one of its Affiliates as of immediately prior to the date of such transfer), including such Seller Business Employees who are on vacation as of the Closing, but not including such Seller Business Employees who are on any other approved leave of absence as of the Closing (each, an “Inactive Employee”), and not including such Seller Business Employees who are on an unapproved leave of absence as of the Closing, to one of the Group Companies (the “Employee Transfer”). Each Group Company Employee who, as of immediately prior to the Closing, is employed directly by any of the Group Companies (after taking into account the Employee Transfer) will continue in employment with the Group Companies as of and following the Closing in accordance with applicable Law. For Inactive Employees, a Group Company shall make an offer of employment to any Inactive Employee on terms and conditions of employment consistent with applicable Law and Section 7.03, Section 7.04 and Section 7.05 if such Inactive Employee is able to return to work within six (6) months following the Closing, or such later period of time as required by applicable Law.

Section 7.03 Continuation of Benefits. With respect to each Continuing Employee, for a period commencing on the Closing and ending on the 12-month anniversary of the Closing Date (or if earlier, the date of the employee’s termination of employment with the Group Companies) (such period, the “Benefits Continuation Period”), Buyer shall, and shall cause its controlled Affiliates to (and shall cause any other Person providing compensation and benefits on their behalf to) provide to such Continuing Employee: (a) a base salary or regular hourly wage rate, as applicable, that is not less than the base salary or regular hourly wage rate, as applicable, provided to such Continuing Employee immediately prior to the Closing; (b) target cash bonus opportunities that are at least as favorable, in the aggregate, as the target cash bonus opportunities provided to such Continuing Employee immediately prior to the Closing; and (c) health, welfare, and retirement benefits (except for equity and equity-based compensation, long-term incentive, deferred compensation, severance, change in control, transaction, retention, defined benefit, super-charged cash bonuses or retiree health or welfare benefits (collectively, “Excluded Benefits”)) that are at least as favorable, in the aggregate, as those provided to such Continuing Employee immediately prior to the Closing.

Section 7.04 Cash Incentive Payments. To the extent unpaid as of the Closing Date, Buyer shall, or shall cause its controlled Affiliates to, pay bonuses to the Continuing Employees under each Employee Plan and Group Company Plan that is a cash incentive plan (the “Cash Incentive Plans”) with respect to the performance period in effect on the Closing Date (or any performance period that ended on or prior to the Closing to the extent bonuses in respect of such performance period have not yet been paid), in each case, in accordance with the terms and conditions applicable to such Cash Incentive Plans and in the amounts determined in accordance with such Cash Incentive Plans; provided, however, that in no event (A) shall Buyer be obligated to pay any bonuses under the Cash Incentive Plans in excess of the amounts accrued under such Cash Incentive Plans at Closing with respect to the Continuing Employees and included in Indebtedness or Net Working Capital, (B) shall the amount of such bonuses paid be less than the amounts so accrued under such Cash Incentive Plans at Closing with respect to the Continuing Employees, and (C) except as provided under this Section 7.04 for the payment of bonuses for the portion of any performance period in effect on or completed prior to the Closing Date, shall Buyer pay any amount under any Employee Plan relating to any performance period (or portion thereof) commencing on or after Closing. Payment of such bonuses pursuant to the Cash Incentive Plans shall be paid by Buyer or an Affiliate of Buyer at the time or times that such payments would normally be paid by Sellers under the applicable Employee Plan or the applicable Group Company under the applicable Group Company Plan, but in all events in accordance with all terms and conditions applicable to such Cash Incentive Plan; provided, however, that, in the event a Continuing Employee’s employment is terminated by Buyer or one of its Affiliates following the Closing (other than for cause) and prior to the payment of the amounts contemplated under this Section 7.04 to such Continuing Employee, Buyer shall, or shall cause one of its Affiliates to, pay to such terminated Continuing Employee the amount otherwise payable under the Cash Incentive Plans in which such Continuing Employee participated as of the date of termination that Buyer would have been obligated to pay to such Continuing Employee under this Section 7.04 but for such Continuing Employee’s termination of employment prior to such payment (which payment may be subject to the Continuing Employee’s execution of a general release of claims and shall be paid within 60 days following the date of such termination). For the avoidance of doubt, the term “Cash Incentive Plans” includes any annual or other short-term periodic cash bonus or commission plans or programs and does not include any Excluded Benefits.

Section 7.05 Service Credit. With respect to each Continuing Employee, effective from and after the Closing, Buyer shall, and shall cause its controlled Affiliates to, (a) recognize, for purposes of vesting, eligibility to participate and determination of the level of benefits (including, for clarity, vacation or paid-time-off accrual and severance benefits) under all plans, programs and arrangements established or maintained by Buyer or its Affiliates for the benefit of such Continuing Employees (the “Buyer Plans”), service with Parent and its Subsidiaries prior to the Closing to the extent such service was recognized under the corresponding Employee Plan or Group Company Plan covering such Continuing Employee, except where it would result in a duplication of benefits and except for purposes of any Excluded Benefits (other than severance benefits), (b) use commercially reasonable efforts to waive any pre-existing condition exclusion, actively-at-work requirement or waiting period under all Buyer Plans, except to the extent such pre-existing condition exclusion, actively-at-work requirement or waiting period would have applied to such individual under the corresponding Employee Plan or Group Company Plan covering such Continuing Employee and (c) use commercially reasonable efforts to provide full credit for any co-payments, deductibles or similar payments made or incurred by a Continuing Employee under a corresponding Employee Plan or Group Company Plan covering such Continuing Employee prior to the Closing for the plan year in which the Closing occurs.

Section 7.06 Third-Party Rights. Other than as set forth in Section 10.11, the provisions contained in this Agreement with respect to any Group Company Employee are included for the sole benefit of the Parties and shall not create any right in any other Person, including any Group Company Employee or other current or former service providers of Parent or any of its Subsidiaries (or dependent or beneficiary of any of the foregoing). Nothing herein shall be deemed an amendment to, termination of, or creation or adoption of any plan providing compensation or benefits to any Group Company Employee or other current or former service providers of Parent or any of its Subsidiaries (or dependent or beneficiary of any of the foregoing) (including but not limited to any Group Company Plan, Buyer Plan or Employee Plan) or shall be deemed to prohibit or restrict Buyer or any of its Subsidiaries from (i) terminating, reassigning, promoting or demoting any Continuing Employee following the Closing or (ii) changing (or causing the change of) the title, powers, duties, responsibilities, functions, locations, salaries, other compensation or terms or conditions of employment or service of any such service providers at any time following the Closing. In addition, the provisions contained in this Agreement shall not, and shall not be deemed so as obligate Buyer or any of its Affiliates to adopt or maintain any particular plan or program or other compensatory or benefits arrangement at any time or prevent Buyer from modifying or terminating any such plan, program or other compensatory or benefits arrangement at any time.

ARTICLE VIII

CONDITIONS TO CLOSING

Section 8.01 Conditions to the Obligations of Buyer and Sellers. The obligations of Buyer and Sellers to consummate, or cause to be consummated, the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by the Parties:

(a) all waiting periods (and any extensions thereof) under the HSR Act relating to the transactions contemplated hereby, and any commitment to, or agreement with, any Governmental Authority to delay the consummation of, or not to consummate before a certain date, the transactions contemplated hereby, shall have expired or been terminated, and the Regulatory Approvals set forth in Schedule 8.01(a) shall have been obtained; and

(b) no Law or Governmental Order enacted, entered, promulgated, enforced or issued by any Governmental Authority of competent jurisdiction shall be in effect restraining, enjoining or prohibiting or making illegal the consummation of the transactions contemplated by this Agreement (each, a “Closing Legal Impediment”).

Section 8.02 Conditions to the Obligations of Buyer. The obligations of Buyer to consummate, or cause to be consummated, the transactions contemplated by this Agreement are also subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by Buyer:

(a) Sellers shall have performed in all material respects all of its material obligations hereunder required to be performed by it at or prior to the Closing, including the Reorganization;

(b) (i) Section 3.05(b)(ii) shall be true and correct in all respects at and as of the Closing and as if made at and as of the Closing, (ii) the Fundamental Representations (other than Section 3.05(b)(ii)) shall be true and correct in all but de minimis respects at and as of the Closing as if made at and as of the Closing (other than such representations and warranties that by their terms address matters only as of an earlier specified date, which shall be true and correct only as of such date) and (iii) the representations and warranties of Sellers contained in Article III of this Agreement (other than the Fundamental Representations), without giving effect to materiality or Material Adverse Effect qualifications (other than the portions of any of the representations and warranties contained in Article III requiring the listing of matters based on materiality or similar qualifications), shall be true and correct at and as of the Closing as if made at and as of the Closing (other than such representations and warranties that by their terms address matters only as of an earlier specified date, which shall be true and correct only as of such date), except where the failure of such representations and warranties described in this clause (iii) to be so true and correct would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect;

(c) no Material Adverse Effect shall have occurred since the date of this Agreement;

(d) the waivers or consents set forth on Schedule 8.02(d) shall have been obtained and remain in effect, in form and substance reasonably satisfactory to Buyer;

(e) Parent shall have delivered to Buyer a certificate signed by an officer of Parent, dated as of the Closing Date (the “Parent Closing Certificate”), certifying that the conditions specified in Section 8.02(a) and Section 8.02(b) have been fulfilled;

(f) Sellers shall have delivered to Buyer a duly executed counterpart to the Restated Operating Agreement, substantially in the form of Exhibit C, with such changes as may be mutually agreed by the Parties;

(g) Sellers shall have delivered to Buyer duly executed Release Letters at least two Business Days prior to the Closing Date, in form and substance reasonably satisfactory to Buyer; and

(h) Parent and the Group Companies shall have effectuated the Reorganization.

Section 8.03 Conditions to the Obligations of Sellers. The obligations of Sellers to consummate, or cause to be consummated, the transactions contemplated by this Agreement are also subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by Sellers:

(a) Buyer shall have performed in all material respects all of its material obligations hereunder required to be performed by it at or prior to the Closing;

(b) the representations and warranties of Buyer contained in Article IV of this Agreement, without giving effect to materiality or similar qualifications, shall be true and correct at and as of the Closing as if made at and as of the Closing (other than such representations and warranties that by their terms address matters only as of an earlier specified date, which shall be true and correct only as of such date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to, individually or in the aggregate, interfere with, prevent or materially delay the ability of Buyer from entering into and performing its obligations under the Transaction Documents to which it is a party or consummating the transactions contemplated thereby;

(c) Buyer shall have delivered to Parent a certificate signed by an officer of Buyer, dated as of the Closing Date, certifying that the conditions specified in Section 8.03(a) and Section 8.03(b) have been fulfilled;

(d) Buyer shall have delivered to Sellers a duly executed counterpart of the Restated Operating Agreement, substantially in the form of Exhibit C, with such changes as may be mutually agreed by the Parties; and

(e) the Requisite Consents shall have been obtained in form and substance reasonably satisfactory to Parent.

ARTICLE IX

TERMINATION

Section 9.01 Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing:

(a) by mutual written agreement of Parent and Buyer;

(b) by written notice from either Party to the other Party, if any Governmental Authority of competent jurisdiction has enacted, entered, promulgated, enforced or issued a final, non-appealable Governmental Order or other Law, or taken any other action, permanently restraining, enjoining or otherwise prohibiting or making illegal the transactions contemplated by this Agreement;

(c) by written notice from Buyer to Parent, if there is a material breach of any representation or warranty set forth in Article III hereof or any covenant or agreement to be complied with or performed by Sellers pursuant to the terms of this Agreement, in each case, that would cause the failure of a condition set forth in Section 8.01 or Section 8.02 to be satisfied at the Closing; provided that, in each case under this clause (c), Buyer may not terminate this Agreement unless (i) Buyer has given written notice of such material breach to Parent and if curable Sellers have not cured such material breach by the earlier of 20 days after receipt of such notice and the Outside Date or (ii) such breach is not capable of being cured; provided, further, that Buyer is not in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement;

(d) by written notice from Parent to Buyer, if there is a material breach of any representation or warranty set forth in Article IV hereof or any covenant or agreement to be complied with or performed by Buyer pursuant to the terms of this Agreement, in each case, that would cause the failure of a condition set forth in Section 8.03 to be satisfied at the Closing; provided that, in each case under this clause (d), Sellers may not terminate this Agreement unless (i) Parent has given written notice of such material breach to Buyer and Buyer has not cured such material breach by the earlier of 20 days after receipt of such notice and the Outside Date or (ii) such breach is not capable of being cured; provided, further, that Sellers are not in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement;

(e) by written notice from either Buyer to Parent or Parent to Buyer, if the Closing has not occurred on or before March 17, 2026 (the “Outside Date”); or

(f) by written notice from Parent to Buyer, if (i) all of the conditions set forth in Section 8.01 and Section 8.02 (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied or waived, (ii) Parent has irrevocably confirmed in writing that (A) all of the conditions set forth in Section 8.03 have been satisfied, or, to the extent permitted by applicable Law, waived by Sellers, other than conditions with respect to actions the Parties are required to take at the Closing itself as provided in this Agreement and (B) Sellers are prepared to consummate the Closing and (iii) Buyer fails to consummate the Closing within three Business Days following the date the Closing should have occurred pursuant to Section 2.04(a).

Section 9.02 Effect of Termination. Except as otherwise set forth in this Section 9.02, in the event of the termination of this Agreement pursuant to Section 9.01, this Agreement shall forthwith become void and have no effect, without any Liability on the part of any Party or its Affiliates, Representatives or stockholders, other than Liability of Sellers or Buyer, as the case may be, for any intentional and willful breach of this Agreement occurring prior to such termination, provided, however, that, a failure of Buyer to consummate the acquisition of the Purchased Equity in breach of this Agreement shall be deemed to be intentional and willful whether or not Buyer had sufficient funds available to consummate such transactions. The provisions of Section 5.15, this Section 9.02, Article X and the Confidentiality Agreement shall survive any termination of this Agreement.

ARTICLE X

MISCELLANEOUS

Section 10.01 No Survival. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing (and, except in the case of Fraud, there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms contemplate performance in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing, and (b) this Article X (but in the case of Section 10.16, solely as applied to covenants and agreements that by their terms apply or are to be performed in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing). If no term is specified, each covenant and agreement herein requiring performance after the Closing, will, in each case, survive for seven years following the Closing, and nothing in this Section 10.01 will be deemed to limit any rights or remedies of any Person for breach of any such surviving covenant or agreement. The Confidentiality Agreement shall (i) survive termination of this Agreement in accordance with its terms and (ii) shall automatically terminate as of the Closing. Nothing in this Section 10.01 or elsewhere in this Agreement, will limit any claim based on Fraud remedies.

Section 10.02 Indemnification.

(a) From and after the Closing, Parent shall indemnify, defend and hold harmless Buyer and its Affiliates (including the Group Companies after the Closing) and their respective officers, directors, members, managers, direct or indirect equityholders, employees, agents, representatives, successors and permitted assigns (collectively, the “Indemnified Parties” and each, an “Indemnified Party”) from and against any and all (i) amounts paid solely in respect of settlement, judgments, verdicts, fines and penalties in excess of $10,000,000 in the aggregate arising from or related to and incurred as a result of, directly or indirectly, the matters set forth on Schedule 10.02(a)(i) (provided, that for the avoidance of doubt, in calculating the $10,000,000, only amounts paid solely in respect of settlement, judgments, verdicts, fines and penalties shall be considered) and (ii) Damages arising from or related to and incurred as a result of, directly or indirectly, the matters set forth on Schedule 10.02(a)(ii) ((i) and (ii) collectively, the “Indemnified Matters” and each, an “Indemnified Matter”); provided, that any such amounts to be paid by any Indemnifying Party shall be net of any insurance proceeds actually received by the Indemnified Party with respect to such Indemnified Matter, and the Indemnified Party shall use its reasonable best efforts to recover under any insurance policies prior to seeking indemnification under this Section 10.02. For the avoidance of doubt, indemnification payments to be made in respect of applicable losses arising from any Indemnified Matter suffered by any Group Company shall be paid to the applicable Group Company.

(b) The Indemnified Party shall promptly notify Parent (in such capacity, an “Indemnifying Party”) in writing of any claim (“Claim”) for indemnification (a “Claim Notice”); provided, however, that any failure or delay by the Indemnified Party in delivering a Claim Notice to the Indemnifying Party shall not affect the Indemnified Party’s right to indemnification, except to the extent the Indemnifying Party has been prejudiced by such failure or delay. Such Claim Notice shall indicate the nature of the Claim, the basis therefor and the amount of Damages such Indemnified Party has incurred or anticipates it will incur, to the extent reasonably known by such Indemnified Party. If the Indemnifying Party disputes the amount of, or its liability with respect to, a Claim Notice, the Indemnifying Party may notify the Indemnified Party in writing within 30 days of receipt of a Claim Notice, and the Parties shall attempt in good faith for a period of up to 30 days to agree upon the rights of the respective Parties with respect to the Claim. With respect to (i) any Claim that is a result of a third party making a Claim against an Indemnified Party and (ii) all matters set forth on Schedule 10.02(a)(i), the Indemnifying Party shall have the right (but not the obligation) to, at its option and at the Company’s expense, assume the complete defense of such Claim or matter; provided, that (i) the Indemnified Party will have the right to participate in the defense of any such Claim or matter at its own cost and expense, and (ii) the Indemnifying Party will not agree to any settlement that would admit liability on the part of the Indemnified Party or involve relief other than payment of money, without the consent of the Indemnified Party, not to be unreasonably withheld, conditioned or delayed; provided, further, that if it is reasonably likely that the Parties may have conflicting interests or if it is otherwise not advisable under applicable legal and ethical requirements for the Indemnifying Party’s defense counsel to represent both Parties (as reasonably determined by the Indemnified Party), then the Indemnified Party shall have the right to employ separate counsel to represent and defend such Indemnified Party with respect to such Claim, and the Indemnifying Party will pay the reasonable and documented out-of-pocket fees and expenses of such separate counsel, in addition to any local counsel to the extent required to defend against such Claim. The Indemnifying Party will not, in defense of any such Claim, except with the consent of the Indemnified Party, which consent shall not be unreasonably withheld, conditioned or delayed, consent to the entry of any judgment or enter into any settlement which does not include, as an unconditional term thereof, the giving by the claimant or plaintiff to the Indemnified Party of a release from all liability in respect thereof. After notice to the Indemnified Party of the Indemnifying Party’s election to assume the defense of such Claim, the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof at the request of the Indemnifying Party unless the Indemnified Party shall have employed separate counsel in accordance with the immediately preceding sentence (it being understood, however, that the Indemnifying Party shall in no event be liable for the fees and expenses of more than one separate counsel representing the Indemnified Party, in addition to any local counsel required to defend against such Claim). As to those Claims with respect to which the Indemnifying Party does not elect to assume control of the defense, the Indemnified Party will afford the Indemnifying Party an opportunity to participate in such defense at the Indemnifying Party’s own cost and expense, and will not settle or otherwise dispose of any of the same without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed.

(c) No Circular Recovery. Sellers hereby agree that they will not make any claim for indemnification, contribution or advancement of expenses against Buyer or its Affiliates (including the Group Companies) by reason of the fact that Sellers or any of their Affiliates were controlled persons, directors, employees or Representatives of a Group Company or were serving as such for another Person at the request of a Group Company (whether such claim is for Damages of any kind or otherwise and whether such claim is pursuant to any Law, organizational document, Contract or otherwise), with respect to any claim brought by an Indemnified Party against Sellers under this Agreement or the facts and circumstances underlying any such claim brought by an Indemnified Party.

Section 10.03 Acknowledgement by Buyer; Release.

(a) Buyer acknowledges and agrees (on its own behalf and on behalf of its Affiliates and its and their respective Representatives) that: (i) it has conducted to its satisfaction its own independent investigation and verification of the financial condition, results of operations, assets, liabilities, properties and projected operations of the Group Companies and has been afforded satisfactory access to the books and records, facilities and personnel of the Group Companies for purposes of conducting such investigation and verification, (ii) the representations or warranties set forth in Article III of this Agreement or any certificate delivered pursuant to this Agreement (subject to the Disclosure Schedules), the representations and warranties set forth in any of the Transaction Documents and the representations and warranties set forth in the Parent Closing Certificate (the “Company Representations”) constitute the sole and exclusive representations and warranties of the Retained Companies and the Group Companies, as the case may be, in connection with the transactions contemplated by this Agreement, (iii) except for the Company Representations, none of the Retained Companies, the Group Companies, or any other Person makes, or has made, any other express or implied representation or warranty with respect to the Retained Companies, the Group Companies or the transactions contemplated by this Agreement and all other representations and warranties of any kind or nature expressed or implied (including (A) regarding the completeness or accuracy of, or any omission to state or to disclose, any information, including in the estimates, projections or forecasts or any other information, document or material provided to or made available to Buyer or its Affiliates or Representatives in certain “data rooms,” offering memorandum, confidential information memorandum, management presentations or otherwise, including meetings, calls (via videoconference or teleconference) or correspondence with management of the Group Companies or the Retained Companies or their respective Representatives, and (B) relating to the future or historical business, condition (financial or otherwise), results of operations, prospects, assets or liabilities of any Group Company, or the quality, quantity or condition of the Group Companies) are specifically disclaimed by the Retained Companies, the Group Companies and all other Persons (including the Representatives of the Group Companies and the Retained Companies and their respective Affiliates and their respective Representatives) and (iv) Buyer and its Affiliates are not relying on any representations and warranties in connection with the transactions contemplated herein except the Company Representations. In connection with Buyer’s investigation of the Group Companies, Buyer has received certain projections, including projected statements of operating revenues and income from operations of the Group Companies and certain business plan information. Buyer acknowledges and agrees that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Buyer is familiar with such uncertainties and that Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it, including the reasonableness of the assumptions underlying such estimates, projections and forecasts. Without limiting the foregoing provisions of this paragraph, Buyer hereby acknowledges and agrees that none of the Retained Companies or the Group Companies or any of their respective current or former Affiliates or any of their respective Representatives is making any representation or warranty with respect to such estimates, projections and other forecasts and plans, including the reasonableness of the assumptions underlying such estimates, projections and forecasts and that, except for the Company Representations, Buyer has not relied on any such estimates, projections or other forecasts or plans. Buyer further acknowledges and agrees that from and after the Closing (1) none of the Retained Companies, the Group Companies or any other Person shall have or be subject to any Liability to Buyer, the Group Companies or any other Person resulting from the distribution to Buyer, or Buyer’s use of, any such estimates, projections or forecasts or any other information, document or material provided to or made available to Buyer or its Affiliates or Representatives in certain “data rooms,” offering memorandum, confidential information memorandum, management presentations or otherwise and (2) Buyer and its Affiliates have not relied on any such information, document or material, except for the Company Representations. Effective upon Closing, Buyer waives, on its own behalf and on behalf of its respective Affiliates, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action it may have against each Retained Company, each Group Company and any of their respective current or former Affiliates or Representatives, in each case, to the extent arising prior to Closing relating to the operations of the Group Companies or their respective businesses or relating to the subject matter of this Agreement, the Disclosure Schedules or the other Transaction Documents, whether arising under or based upon any federal, state, local or foreign statute, Law, ordinance, rule or regulation or otherwise, excluding the Retained Claims. Buyer acknowledges and agrees that it will not assert, institute or maintain any Action of any kind whatsoever, including a counterclaim, cross-claim, or defense, regardless of the legal or equitable theory under which such Liability may be sought to be imposed, that makes any claim contrary to the agreements and covenants set forth in this Section 10.03. Each Retained Company and Non-Recourse Party shall have the right to enforce this Section 10.03 on behalf of any Person that would be benefitted or protected by this Section 10.03 if they were a party hereto. The foregoing agreements, acknowledgements, disclaimers and waivers are irrevocable.

(b) Effective as of the Closing, Buyer, for itself and each of its Affiliates (including the Group Companies) and its and their respective former, current and future Representatives, and any successors and assigns of any of the foregoing (each, a “Buyer Releasor”), hereby irrevocably, knowingly and voluntarily releases, discharges and forever waives and relinquishes all claims, demands, obligations, Liabilities, defenses, affirmative defenses, setoffs, counterclaims, Actions and causes of action of whatever kind or nature, whether known or unknown, which any Buyer Releasor has, may have, or might have or may assert now or in the future, against any Retained Company, their respective Affiliates or any of their respective former, current or future Representatives, and any successors or assigns of any of the foregoing (each, a “Buyer Releasee”) arising out of, based upon or resulting from any Contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, and which occurred, existed or was taken or permitted at or prior to the Closing to the extent relating to the Group Companies, the ownership of the Shares, Purchased Equity, Group Company Interests, the business or the operation, management, use or control of the businesses of the Group Companies or this Agreement, or the negotiation, execution or performance of this Agreement, or the transactions contemplated by this Agreement (including any representation or warranty made in, in connection with, or as an inducement to this Agreement) or the other agreements delivered or required to be delivered pursuant hereto; provided, however, that nothing contained in this Section 10.03(b) shall release, waive, discharge, relinquish or otherwise affect the rights or obligations of (i) any Person under this Agreement or any other Transaction Document, (ii) any Person solely in such Person’s capacity as an employee of the Group Companies or (iii) any Person with respect to claims based on Fraud (clauses (i) through (iii), the “Retained Claims”). Buyer shall, and shall cause the Group Companies to, refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced any Action of any kind against a Buyer Releasee based upon any matter released pursuant to this Section 10.03(b). Each Buyer Releasee to whom this Section 10.03(b) applies shall be a third party beneficiary of this

Section 10.03(b). The Buyer Releasors have been made aware of, and understand, the provisions of California Civil Code Section 1542 (“Section 1542”), which provides: “A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.” The Buyer Releasors expressly, knowingly and intentionally waive any and all rights, benefits and protections of Section 1542 and of any other state or federal statute or common law principle limiting the scope of a general release.

(c) Effective as of the Closing, each of Parent and Newco, on behalf of themselves and each of their respective Affiliates and its and their respective former, current and future Representatives, and any successors and assigns of any of the foregoing (each, a “Seller Releasor”), hereby irrevocably, knowingly and voluntarily releases, discharges and forever waives and relinquishes all claims, demands, obligations, Liabilities, defenses, affirmative defenses, setoffs, counterclaims, Actions and causes of action of whatever kind or nature, whether known or unknown, which any Seller Releasor has, may have, or might have or may assert now or in the future, against Buyer, the Group Companies and each of their respective Affiliates or any of their respective former, current or future Representatives, and any successors or assigns of any of the foregoing (each, a “Seller Releasee”) arising out of, based upon or resulting from any Contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, and which occurred, existed or was taken or permitted at or prior to the Closing; provided, however, that nothing contained in this Section 10.03(c) shall release, waive, discharge, relinquish or otherwise affect the rights or obligations of any Person with respect to Retained Claims. The Seller Releasors have been made aware of, and understand, the provisions of California Civil Code Section 1542 (“Section 1542”), which provides: “A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.” The Seller Releasors expressly, knowingly and intentionally waive any and all rights, benefits and protections of Section 1542 and of any other state or federal statute or common law principle limiting the scope of a general release.

Section 10.04 Notices. All notices and other communications between the Parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered by FedEx or other nationally recognized overnight delivery service; or (c) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day) if the sender within one Business Day sends a confirming copy of such notice by FedEx or other nationally recognized overnight delivery service, addressed as follows:

if to Buyer, to:

c/o Leonard Green & Partners, L.P.

11111 Santa Monica Boulevard, Suite 2000

Los Angeles, CA 90025

Attention: J. Kristofer Galashan; Evan Hershberg

Email: * *

With a copy (which shall not constitute notice) to:

Ropes & Gray LLP

3 Embarcadero Center

San Francisco, CA 94111

Attention: Jason S. Freedman; Minh-Chau N. Le

Email: * *

if to Sellers, to:

Topgolf Callaway Brands Corp.

2180 Rutherford Road

Carlsbad, CA 92008

Email: *

Attn: Heather D. McAllister, General Counsel

With a copy (which shall not constitute notice) to:

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, CA 92130

Email: * *

Attn: Craig M. Garner; Kevin C. Reyes

or to such other address or addresses as a Party may from time to time designate in writing.

Section 10.05 Waiver. No waiver by any Party of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach or affect in any way any rights arising by virtue of any prior or subsequent occurrence. No waiver by any Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the Party sought to be charged with such waiver. Notwithstanding anything to the contrary contained in this Agreement, Sections 10.05, 10.09(b), 10.09(c), 10.11, 10.13 and 10.19 and any related definitions (solely as used in such sections) may not be waived in a manner that is materially adverse to the Debt Financing Sources of which Sellers have been notified in writing without the prior written consent of such Debt Financing Sources.

Section 10.06 Expenses. Except as otherwise provided in this Agreement, each Party shall bear its own expenses incurred in connection with this Agreement and the transactions contemplated hereby, whether or not such transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants incurred in connection therewith (which for Sellers shall include such fees and expenses charged to Sellers and its Affiliates by Goldman Sachs & Co., Centerview Partners LLC, Deloitte Touche Tohmatsu Limited and Latham & Watkins LLP, and for Buyer shall include such fees and expenses charged to Buyer and its Affiliates by Ropes & Gray LLP, Moelis & Company, Deloitte and any other advisers engaged by Buyer or its Affiliates in connection with this Agreement, subject to the last sentence of this Section 10.06); provided, however, that the fees and expenses of the Accountant, if any, shall be paid in accordance with Section 2.05; provided, further, that (a) Buyer shall pay all filing fees payable in connection with any HSR Act filing or other filing pursuant to any Regulatory Law no matter which Party is obligated to pay such fees under applicable Law and (b) except for those Fees (as defined in the Transition Services Agreement) set forth in the Transition Services Agreement, Sellers shall bear all costs associated with the Pre-Closing Transfer or other carve-out matters required to consummate the transactions contemplated by this Agreement. Notwithstanding the foregoing or anything to the contrary contained herein, if the Closing occurs, any commitment or other fees or expenses of Buyer (including Sidley Austin LLP and lender’s counsel, White and Case LLP) incurred in connection with the Debt Financing and the Bridge Loan shall be borne by the Company, and the Company shall, at the Buyer’s direction, pay such expenses at or after the Closing; provided, that such fees and expenses in respect of the Bridge Loan shall not exceed $150,000 without the prior written consent of Sellers.

Section 10.07 Assignment. No Party shall assign this Agreement or any part hereof without the prior written consent of the other Party.

Section 10.08 Governing Law. This Agreement, and all issues and questions concerning the construction, validity, interpretation and enforceability of this Agreement and the exhibits and schedules hereto, and all claims and disputes arising hereunder or in connection herewith, whether purporting to sound in contract or tort, or at law or in equity, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, including its statutes of limitation, without giving effect to any choice of Law or conflict of Law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 10.09 Jurisdiction; Venue; Waiver of Jury Trial.

(a) The Parties hereby agree and consent to be subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, to the extent such court declines jurisdiction, first to any federal court, or second, to any state court, each located in Wilmington, Delaware, and hereby waive the right to assert the lack of personal or subject matter jurisdiction or improper venue in connection with any such suit, action or other proceeding. In furtherance of the foregoing, each of the parties hereto (i) waives the defense of inconvenient forum, (ii) agrees not to commence any suit, action or other proceeding arising out of this Agreement or any transactions contemplated hereby other than in any such court and (iii) agrees that a final judgment in any such suit, action or other proceeding shall be conclusive and may be enforced in other jurisdictions by suit or judgment or in any other manner provided by Law.

(b) EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT, THE DEBT FINANCING OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY (I) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY SUCH ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND EACH OTHER PARTY HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.09(b).

(c) Notwithstanding anything in this Agreement to the contrary, the parties hereto acknowledge and irrevocably agree (i) that any legal proceeding, whether in law or in equity, in contract, in tort or otherwise, involving the Debt Financing Sources arising out of, or relating to, this Agreement, or contract entered into with respect to the Debt Financing or the performance of services thereunder or related thereto will be subject to the exclusive jurisdiction of any state or federal court sitting in the State of New York in the borough of Manhattan and any appellate court thereof, and each party hereto submits for itself and its property with respect to any such proceeding to the exclusive jurisdiction of such court; (ii) not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such legal proceeding in any other court; (iii) that service of process upon such party in any such legal proceeding shall be effective if notice is given in accordance with the notice provisions of this Agreement; (iv) to waive and hereby waive, to the fullest extent permitted by law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Action in any such court; and (v) any such legal proceeding will be governed and construed in accordance with the Laws of the State of New York.

Section 10.10 Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 10.11 Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the entities expressly named as parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing (a) the Non-Recourse Parties are intended third-party beneficiaries of, and may enforce, Section 10.03 and Section 10.17, (b) the Buyer Releasees are intended third-party beneficiaries of, and may enforce, Section 10.03, (c) the D&O Indemnified Parties are intended third-party beneficiaries of, and may enforce, Section 5.18, (d) Prior Company Counsel, the D&O Indemnified Parties and the Designated Persons shall be intended third party beneficiaries of, and may enforce, Section 10.18 and (e) the Debt Financing Sources shall be intended third party beneficiaries of, and may enforce, Section 10.05, 10.09(b), 10.09(c), 10.11, 10.13, and 10.19.

Section 10.12 Entire Agreement. The Transaction Documents and the Confidentiality Agreement constitute the entire agreement between the Parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by any of the Parties or any of their respective Affiliates or Representatives relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings or agreements, oral or otherwise, relating to the transactions contemplated by the Transaction Documents exist between the Parties except, in each case, as expressly set forth in this Agreement, the other Transaction Documents, any certificates delivered pursuant to this Agreement or the other Transaction Documents, and the Confidentiality Agreement.

Section 10.13 Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner (but not necessarily by the same individuals) as this Agreement and which makes specific reference to this Agreement. Notwithstanding anything to the contrary contained in this Agreement, Sections 10.05, 10.09(b), 10.09(c), 10.11, 10.13 and 10.19 and any related definitions (solely used in such sections) may not be amended or modified in a manner that is materially adverse to the Debt Financing Sources of which Sellers have been notified in writing without the prior written consent of such Debt Financing Sources.

Section 10.14 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

Section 10.15 Disclosure Schedules. The Parties acknowledge and agree that (a) the inclusion of any item, information or other matter in the Disclosure Schedules that is not required by this Agreement to be so included is solely for the convenience of Buyer, (b) the disclosure by Sellers of any item, information or other matter in the Disclosure Schedules shall not be deemed to constitute an acknowledgement by Sellers that such item, information or other matter is required to be disclosed by the terms of this Agreement or that such item, information or other matter is material, (c) if any section of the Disclosure Schedules lists an item or information in such a way as to make its relevance to the disclosure required by or provided in another section of the Disclosure Schedules or the statements contained in any Section of Article III reasonably apparent on its face, such item or information shall be deemed to have been disclosed in or with respect to such other section, notwithstanding the omission of an appropriate cross-reference to such other section or the omission of a reference in the particular representation and warranty to such section of the Disclosure Schedules, (d) except as provided in clause (c) above, headings have been inserted in the Disclosure Schedules for convenience of reference only, (e) the Disclosure Schedules are qualified in their entirety by reference to specific provisions of this Agreement and (f) the Disclosure Schedules and the information and statements contained therein are not intended to broaden or constitute, and shall not be construed as broadening or constituting, representations, warranties or covenants of Sellers except as and to the extent provided in this Agreement.

Section 10.16 Enforcement. The Parties agree that irreparable damage would occur, and that the Parties would not have an adequate remedy at Law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches or anticipated breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement, without proof of actual damages or otherwise, in addition to any other remedy to which any Party is entitled at Law or in equity. Each Party agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy. Notwithstanding anything to the contrary in this Agreement, in no event shall any Party or any other Person claiming by, through or on behalf of any of them, be permitted or entitled to receive both a grant of specific enforcement to cause the Closing to occur and any monetary damages or other monetary remedies.

Section 10.17 Non-Recourse. Notwithstanding any provision of this Agreement or otherwise, the Parties agree on their own behalf and on behalf of their respective Subsidiaries and Affiliates that this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of or related to this Agreement or the transactions contemplated hereby may only be brought against, the Persons that are expressly named as Parties and that no Non-Recourse Party of a Party shall have any Liability (whether in contract, tort, equity or otherwise) relating to this Agreement or any of the transactions contemplated herein, in each case, except for (a) under the Confidentiality Agreement, (b) as otherwise agreed to in writing by such Non-Recourse Party and (c) the Sponsors under the Guaranty or Equity Commitment Letter. Each obligation of each Party under this Agreement is a several (and not joint) obligation and no Party shall be liable for any other Party’s breach hereof.

Section 10.18 Privileged Matters; Conflicts of Interest.

(a) Privileged Matters. The Parties agree that their respective rights and obligations to maintain, preserve, assert or waive any attorney-client and work product privileges belonging to the other Parties with respect to the Group Companies and the Retained Companies (collectively, “Privileges”) shall be governed by the provisions of this Section 10.18(a). With respect to matters relating to the Retained Companies, and with respect to all Group Company Records, documents, communications or other information (collectively, “Information”) of any of the Retained Companies to the extent prepared in connection with this Agreement or the transactions contemplated hereby, Sellers shall have sole authority to determine whether to assert or waive any Privileges, including the right to assert any Privilege against Buyer and its Subsidiaries. After the Closing, Buyer shall have sole authority to determine whether to assert or waive any Privileges with respect to matters relating to the Group Companies (except for the Information prepared in connection with this Agreement, the other Transaction Documents or the transactions contemplated hereby and thereby). However, Buyer may not assert any such Privileges of Buyer related to pre-Closing privileged advice or communications to the extent related to the drafting and negotiation of this Agreement or the transactions contemplated thereby. The rights and obligations created by this Section 10.18 shall apply to all Information as to which the Retained Companies or the Group Companies would be entitled to assert or has asserted a Privilege without regard to the effect, if any, of the transactions contemplated hereby (the “Privileged Information”). Upon receipt by the Retained Companies, or Buyer or its Subsidiaries (including, after the Closing, the Group Companies), as the case may be, of any subpoena, discovery or other request from any third party that actually or arguably calls for the production or disclosure of Privileged Information of the other or if the Retained Companies or Buyer or its Subsidiaries (including, after the Closing, the Group Companies), as the case may be, obtains knowledge that any current or former employee of the Retained Companies or the Group Companies has received any subpoena, discovery or other request from any third party that actually or arguably calls for the production or disclosure of Privileged Information of the other Party, such Party shall promptly notify the other of the existence of the request and shall provide the other a reasonable opportunity to review the Information and to assert any rights it may have under this Section 10.18 or otherwise to prevent the production or disclosure of Privileged Information. Sellers’ transfer of any Group Company Records or other Information to Buyer in accordance with this Agreement and Sellers’ agreement to permit Buyer to obtain Information existing prior to the Closing are made in reliance on the Parties’ respective agreements, as set forth in Section 5.14 and this Section 10.18. The access to Group Company Records and other Information being granted pursuant to Sections 5.02, 5.12, 5.13 and Article VI, the agreement to provide witnesses and individuals pursuant to Section 5.12 and the disclosure to Buyer and Sellers of Privileged Information relating to the Group Companies or the Retained Companies pursuant to this Agreement in connection with the transactions contemplated hereby shall not be asserted by Sellers or Buyer to constitute, or otherwise be deemed, a waiver of any Privilege that has been or may be asserted under this Section 10.18 or otherwise.

(b) Conflicts of Interest. Buyer hereby waives and agrees not to assert, and after the Closing, Buyer shall cause the Group Companies to waive and not assert, any conflict of interest arising out of or relating to the representation, after the Closing, of any of the Retained Companies or other Affiliates, or any of their respective officers, employees or directors (any such person, a “Designated Person”) in any matter involving this Agreement or any of the other Transaction Documents or transactions contemplated hereby or thereby, by Latham & Watkins LLP or any other legal counsel (“Prior Company Counsel”) currently or previously representing any Designated Person in connection with this Agreement or any of the other Transaction Documents or transactions contemplated hereby or thereby. Without limiting the foregoing, Buyer and Sellers agree that, following the Closing, Prior Company Counsel may serve as counsel to any Designated Person in connection with any matters related to this Agreement and the transactions contemplated hereby, including any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement notwithstanding any representation by Prior Company Counsel prior to the Closing, and Buyer (on behalf of itself and its Subsidiaries (including, after the Closing, the Group Companies)) hereby agrees that, in the event that a dispute arises after the Closing between Buyer or any of its Subsidiaries (including, after the Closing, the Group Companies), on the one hand, and any Designated Person, on the other hand, Prior Company Counsel may represent one or more Designated Persons in such dispute even though the interests of such Person(s) may be directly adverse to Buyer or its Subsidiaries (including, after the Closing, the Group Companies) and even though Prior Company Counsel may have represented such Group Company in a matter substantially related to such dispute.

Section 10.19 Financing Sources(a) . The Parties hereby acknowledge and irrevocably agree that none of the Debt Financing Sources will have any liability to the Sellers or any of their Affiliates (including, without limitation, Parent, the Group Companies and their respective Affiliates) relating to or arising out of this Agreement or any debt commitment letter or other definitive debt documents executed in connection with the Debt Financing, whether at law or equity, in contract, in tort or otherwise, and neither the Sellers nor any of their Affiliates will have any rights or claims against any of the Debt Financing Sources hereunder or thereunder; provided, that nothing in this Section 10.19 shall limit the rights of the Sellers and their Affiliates from and after the Closing and the effective time under the definitive debt documents executed in connection with the Debt Financing (but not, for the avoidance of doubt, under this Agreement) solely to the extent the Group Companies and/or their Affiliates are party thereto; provided, further, that none of the Sellers nor any of their Affiliates shall be entitled to specific performance under any debt commitment letter or similar agreement entered into by Buyer for any Debt Financing against the Debt Financing Sources providing such Debt Financing.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized directors or officers as of the day and year first above written.

TOPGOLF CALLAWAY BRANDS CORP.

By:	/s/ Brian P. Lynch
Name:	Brian P. Lynch
Title:	Executive Vice President, Chief Financial Officer and Chief Legal Officer

CALLAWAY TG HOLDCO INC.

By:	/s/ Patrick Burke
Name:	Patrick Burke
Title:	President

[SIGNATURE PAGE TO EQUITY PURCHASE AGREEMENT]

LGP TG AGGREGATOR LLC

By:	/s/ J. Kristofer Galashan
Name:	J. Kristofer Galashan
Title:	Senior Vice President

[SIGNATURE PAGE TO EQUITY PURCHASE AGREEMENT]

EXHIBIT C

FORM OF RESTATED OPERATING AGREEMENT

[See attached.]

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

[TOPCO,] LLC,

a Delaware Limited Liability Company

Dated as of [ • ]

THE UNITS OF [TOPCO,] LLC, A DELAWARE LIMITED LIABILITY COMPANY, HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER APPLICABLE SECURITIES LAWS AND HAVE NOT OTHERWISE BEEN REGISTERED WITH OR QUALIFIED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR ANY OTHER JURISDICTION. THE UNITS HAVE BEEN ISSUED IN RELIANCE UPON EXEMPTIONS FROM SUCH REGISTRATION OR QUALIFICATION REQUIREMENTS. THE UNITS MUST BE ACQUIRED FOR INVESTMENT ONLY AND CANNOT BE SOLD, PLEDGED, HYPOTHECATED, TRANSFERRED, ASSIGNED OR OTHERWISE DISPOSED OF AT ANY TIME EXCEPT IN COMPLIANCE WITH (A) THE RESTRICTIONS ON TRANSFERABILITY CONTAINED IN THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT, AND (B) APPLICABLE FEDERAL, STATE AND OTHER SECURITIES LAWS. THEREFORE, ANY PURCHASERS OF THE UNITS WILL BE REQUIRED TO BEAR THE RISK OF THEIR INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

i

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EXHIBITS

Exhibit A	–	Member Schedule
Exhibit B	–	Form of Consent of Spouse
Exhibit C	–	Tax Annex

SCHEDULES

Schedule 2.1	–	Prohibited Transferees
Schedule 9.4	–	Callaway Information Rights
Schedule 6.9(g)(iii)(B)	–	Sale Leaseback Properties

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AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

[TOPCO,] LLC

This AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (as amended, restated, modified or supplemented from time to time in accordance with the terms hereof, this “Agreement”) of [Topco,] LLC, a Delaware limited liability company (the “Company”) is made and entered into as of [ • ] (the “Effective Date”), by and among the Company and the Members listed on the signature pages hereto as Members and admitted from time to time as Members of the Company. The Company is organized under the Delaware Limited Liability Company Act, 6 Del. C. § 18-101, et seq. (as amended from time to time, the “Act”).

RECITALS

WHEREAS, prior to the filing of a certificate of conversion with the Delaware Secretary of State on [ • ], the Company was a Delaware corporation;

WHEREAS, on [ • ], Callaway TG Holdco Inc., a Delaware corporation (“Callaway”) filed a certificate of conversion with the Delaware Secretary of State, converting the Company from a corporation into a limited liability company, and Callaway entered into the original limited liability company agreement for the Company (the “Original LLCA”);

WHEREAS, pursuant to that certain Equity Purchase Agreement, dated as of November 17, 2025 (as may be amended, restated, modified or supplemented from time to time in accordance with its terms, the “Purchase Agreement”) by and among (i) Topgolf Callaway Brands Corp., a Delaware corporation (“Callaway Parent”), (ii) Callaway and (iii) LGP TG Aggregator, LLC, a Delaware limited partnership (“LGP”), LGP acquired Common Units of the Company as provided in the Purchase Agreement;

WHEREAS, in connection with the consummation of the transactions contemplated by the Purchase Agreement, the Members desire to enter into this Agreement to govern certain affairs of the Company and to set forth the other terms and conditions contained herein; and

WHEREAS, the Company and the Members desire to continue the Company as a limited liability company in accordance with the Act and to amend and restate the Original LLCA in its entirety as set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto hereby amend and restate the Original LLCA in its entirety and agree as follows:

ARTICLE I

ORGANIZATIONAL MATTERS

Section 1.1 Continuation. The Members hereby continue the Company under the Act for the purposes and upon the terms and conditions hereinafter set forth. The rights and liabilities of the Members of the Company shall be as provided in the Act, except as otherwise expressly provided herein. In the event of any inconsistency between any terms and conditions contained in this Agreement and any non-mandatory provisions of the Act, the terms and conditions contained in this Agreement shall govern. Upon the Effective Date, Callaway hereby continues as a Member of the Company, and LGP hereby is admitted to the Company as a Member.

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Section 1.2 Name. The name of the Company is “[Topco,] LLC”. The Company may also conduct business at the same time under one or more fictitious names, as determined by the Board. The name of the Company may be changed to any other name permitted by the Act as the Board may determine from time to time.

Section 1.3 Principal Place of Business; Other Places of Business. The principal place of business of the Company shall be located at a place within or outside the State of Delaware as the Board may from time to time designate. The Company may maintain offices and places of business at such other place or places within or outside the State of Delaware as the Board deems advisable.

Section 1.4 Business Purpose. Subject to Section 6.9(g), the Company may (a) carry on any lawful business, purpose or activity permitted to be carried on by limited liability companies under the Act, (b) exercise all rights and powers granted to the Company under this Agreement and any other agreements contemplated hereby, as the same may be amended from time to time, and (c) engage in any other lawful acts or activities incidental or ancillary thereto as the Board deems necessary or advisable for which limited liability companies may be organized under the Act.

Section 1.5 Certificate of Formation; Filings. Pursuant to the Act, on [ • ], the Company converted from a Delaware corporation into a Delaware limited liability company upon the filing of a certificate of conversion and a certificate of formation (the “Certificate of Formation”) with the Delaware Secretary of State. Subject to Section 6.9(g), the Board may cause to be executed and filed any amendments to the Certificate of Formation from time to time as the Board shall deem necessary or advisable. The Board may also cause to be made, on behalf of the Company, such additional filings and recordings as it shall deem necessary or advisable.

Section 1.6 Registered Office; Designated Agent for Service of Process. The Company shall continuously maintain a registered office and a designated and duly qualified registered agent for service of process on the Company in the State of Delaware. As of the Effective Date: (a) the address of the registered office of the Company in the State of Delaware is [ • ]; and (b) the Company’s registered agent for service of process at such address is [ • ]. Such office and agent may be changed from time to time by the Board.

Section 1.7 Term. The term of the Company shall continue until the Company is dissolved in accordance with this Agreement. Notwithstanding the dissolution of the Company, the existence of the Company shall continue until termination pursuant to this Agreement.

Section 1.8 No State-Law Partnership. The Members intend that the Company shall not be a partnership (including a limited partnership) or joint venture, and that no Member or Officer of the Company shall be a partner or joint venturer of any other Member or Officer of the Company, for any purposes; provided, however, that the Company shall continue to be classified as a partnership for U.S. federal and applicable state income tax purposes, and the Company and each Member will file all tax returns and will otherwise take all tax and financial reporting positions in a manner consistent with such treatment.

ARTICLE II

DEFINITIONS

Section 2.1 Definitions. Capitalized terms used and not otherwise defined in this Agreement shall have the meanings given to them in the Purchase Agreement. In addition, the following terms shall have the meanings ascribed to them below:

“Acceptance Notice” is defined in Section 3.4(b).

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“Acceptance Period” is defined in Section 3.4(b).

“Act” is defined in the Preamble.

“Additional Consideration” is defined in Section 4.2(c).

“Additional Member” means a Person who is admitted to the Company as a Member pursuant to the Act and Section 3.3 and who is shown as such on the Member Schedule.

“Affiliate” means, with respect to a specified Person, any Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the specified Person. “Control” (including as used in the terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of (a) more than 50% of the securities or other ownership interests in a specified Person or the voting power of a specified Person or (b) the power to direct or cause the direction of management or policies of a specified Person (whether through ownership of voting securities, by agreement or otherwise).

“Agreement” is defined in the Preamble.

“Approved Sale” is defined in Section 7.2(a).

“Assignee” means any Person: (a) to whom a Member (or Assignee thereof) Transfers all or any part of its Units in accordance with the terms of this Agreement, and (b) who has not been admitted to the Company as a Substitute Member pursuant to Section 7.7(a) of this Agreement.

“Assumed Rate” means the highest then currently effective marginal combined U.S. federal, state and local income tax rate (which, for the avoidance of doubt, shall include any applicable Section 1411 net investment income tax) to which an individual or corporation (which is greater) residing or doing business in Los Angeles, California is subject, taking into account the character of any income, gains, deductions, losses or credits and the deductibility of state and local income taxes for U.S. federal income tax purposes (if and to the extent deductible under applicable federal income tax law and taking into account any applicable limitations on the deductibility of such taxes and other items under the Code). For the avoidance of doubt, the Assumed Rate shall be the same for all Members.

“Available Cash” means, as of a specified date and subject to the requirements of the Credit Agreement, all Company cash and cash equivalents then on hand less (a) current payments required to be made in connection with any loan to any of the Group Companies in accordance with this Agreement, (b) payments required in connection with all other expenses and liabilities of the Group Companies, and (c) reserves required to comply with applicable law or any agreement or obligation to which any Group Company is a party or its assets are subject, all as reasonably determined by the Board in good faith.

“Award” is defined in Section 3.2(d).

“Award Agreement” means (a) with respect to any Downstairs Units (and/or corresponding Upstairs Units), the written award agreement pursuant to which Downstairs Units are issued by the Company to Management Holder and/or corresponding Upstairs Units are issued by Management Holder to the recipient of such Upstairs Units in accordance with the terms of this Agreement and the Management Holder LLC Agreement; and (b) with respect to all other Profits Interest Units, the written award agreement pursuant to which Profits Interest Units are issued by the Company to the recipient of such Profits Interest Units in accordance with this Agreement.

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“Base Rate” means, for any day, a rate of interest equal to the “prime rate” or “WSJ Prime Rate” as published from time to time in the Wall Street Journal.

“Bankruptcy Case” is defined in Section 6.13(e).

“Blocker Corporation” means any Member that (a) is, and has at all times during which it has directly or indirectly owned Units been, classified as an association taxable as a corporation for U.S. federal income tax purposes, (b) has, since its inception, owned no material assets other than (i) cash, (ii) Units, (iii) notes issued by the Company or any of its Subsidiaries, and/or (iv) equity in other Blocker Corporations or a pass-through entity that meets the requirements of this clause (b) and clause (c), and (c) has, since its inception, incurred no material liabilities other than liabilities arising as a result of ownership of assets described in clause (b). For purposes of this Agreement, Callaway and [ ]1 each shall be treated as a Blocker Corporation, assuming clauses (a), (b) and (c) remain satisfied; provided, that Callaway shall not be treated as failing to satisfy clauses (a), (b) or (c) by reason of the transactions contemplated by in the Purchase Agreement.

“Blocker Seller” is defined in Section 7.2(d).

“Board” is defined in Section 6.1.

“Board Chair” is defined in Section 6.2(c).

“Board Member” is defined in Section 6.1.

“Bona Fide Emergency” means a bona fide emergency necessitating the Company to raise capital to avert a default on any material financing arrangement as determined in good faith by the Board.

“Bound Party” is defined in Section 6.13(e).

“Business Day” means any day except Saturday, Sunday or any day on which banks are not open for business in the cities of New York, New York or Carlsbad, California.

“Callaway” is defined in the Recitals.

“Callaway Competitor” means (a) any current or prospective business that is engaged, directly or indirectly, in the design, manufacture, marketing, distribution or sale of golf clubs, golf balls, golf apparel, golf accessories and related equipment and/or (b) any Affiliate of a business or Person described in clause (a).

“Callaway Parent” is defined in the Recitals.

“Capital Account” is defined in Exhibit C.

“Capital Contribution” means the amount of cash (and cash equivalents) and the Fair Market Value of any other property contributed by a Member to the capital of the Company (net of any liabilities assumed by the Company in connection with the contribution or to which the contributed property is subject).

“Certificate of Formation” is defined in Section 1.5.

[1]	Note to Draft: To include LGP’s blocker.

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“Co-Sale Notice” is defined in Section 7.3(c)(i).

“Code” means the Internal Revenue Code of 1986, as amended.

“Committee Member” is defined in Section 6.6(b).

“Common Member” means any Member owning Common Units (in its capacity as such an owner) and identified on Exhibit A, as such may be amended from time to time by the Board in accordance with the terms hereof.

“Common Unit” means a Unit representing a fractional part of the ownership of the Company and having the rights, preferences and obligations specified with respect to Common Units in this Agreement.

“Company” is defined in the Preamble.

“Company Assets” means all direct and indirect interests in real and personal property owned by the Company from time to time, and shall include both tangible and intangible property (including cash).

“Confidential Information” is defined in Section 11.11.

“Corporation” means any of the following, as the context may require: (a) any corporation that is the successor to the Company (whether by merger, consolidation, conversion or otherwise) in an IPO Reorganization (including an Up-C Structure) and is the issuer in an Initial Public Offering; (b) any corporation the equity interests in which are received or receivable by Members in exchange for their Units in an IPO Reorganization and that is the issuer in an Initial Public Offering; or (c) any corporation that is a Subsidiary of the Company, the equity interests in which are distributed to the Members in connection with a liquidation of the Company in an IPO Reorganization, and that is the issuer in an Initial Public Offering.

[“Credit Agreement” means that certain Credit Agreement, dated as of [the Effective Date], by and among [ • ], as in effect as of [the Effective Date] (as amended, restated, amended and restated, supplemented, modified, refinanced or replaced from time to time).]

“Distribution Threshold” is defined in Section 3.2(d).

“Downstairs Unit” means each Profits Interest Unit issued by the Company to Management Holder in accordance with this Agreement and designated as such.

“Drag-Along Notice” is defined in Section 7.2(a).

“Effective Date” is defined in the Preamble.

“Eligible Member” is defined in Section 3.4(b).

“Encumbrance” means a security interest, lien, charge, claim, community or other marital property interest, pledge, alienation, mortgage, option, hypothecation, encumbrance or similar collateral assignment by any other means, whether for value or no value and whether voluntary or involuntary (including by operation of law or by judgment, levy, attachment, garnishment, bankruptcy or other legal or equitable proceedings) or any other restriction on use, voting (including any proxy), transfer (including any right of first refusal or similar right), receipt of income or exercise of any other attribute of ownership.

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“Equity Incentive Plan” means any equity incentive plan that is duly authorized and adopted by the Company, Management Holder or any of their respective Affiliates, as amended and/or restated from time to time, in each case, in accordance with this Agreement.

“Equity Securities” is defined in Section 3.4(a)(i).

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Excluded Securities” is defined in Section 3.4(a)(i).

“Fair Market Value” means, with respect to any non-cash asset (including any equity issued in an Approved Sale pursuant to Section 7.2(b)), the fair value for such asset as between a willing buyer and a willing seller acting in its own interest in an arm’s-length transaction occurring on the date of valuation; provided, that, if Callaway and LGP are unable to agree to the Fair Market Value of any equity issued in an Approved Sale pursuant to Section 7.2(b), then (a) LGP and Callaway shall attempt to resolve such disagreement through good faith dialogue for a period of five Business Days, (b) if LGP and Callaway have not resolved the disagreement following discussions in clause (a), then Callaway shall have the right to cause the Company to engage a nationally recognized financial services firm or appraiser (a “Qualified Appraiser”) reasonably acceptable to Callaway and LGP, and such Qualified Appraiser shall conduct an appraisal of such equity using standard valuation techniques without regard to any illiquidity or minority interest discount, as promptly as possible, but in any event within 45 days of the engagement of such Qualified Appraiser by the Company. Any appraisal conducted by a Qualified Appraiser pursuant to this Agreement shall be final, binding and conclusive (absent fraud). The costs of the Qualified Appraiser appointed by the Company shall be borne by Callaway, unless the Fair Market Value as finally determined by the Qualified Appraiser exceeds the most recent price proposed in writing by LGP during the good faith dialogue contemplated by clause (a) by more than five percent, in which case such costs shall be borne by the Company.

“Fiscal Year” means the fiscal year of the Company ending on December 31.

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Governmental Entity” means any federal, state, local or foreign government or any court, administrative or regulatory agency, department, instrumentality, body or commission or other governmental authority or agency, domestic or foreign.

“Group Companies” means the Company and its Subsidiaries.

“Indemnitee” is defined in Section 6.11(a).

“Initial Common Unit Purchase Price” means $[ • ] per Common Unit.

“Initial Common Units” means the Common Units held by a Member immediately following the consummation of the transactions contemplated by the Purchase Agreement.

“Initial Consideration” is defined in Section 4.2(c).

“Initial Public Offering” is defined in the definition of “Public Offering.”

“Initiating Member” is defined in Section 7.3(c)(i).

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“IPO Reorganization” means a transaction or series of related transactions in connection with the consummation of an Initial Public Offering pursuant to which Units will be or may be exchanged for or converted into common shares of a C corporation (including a direct or indirect holding corporation or Subsidiary of the Company) that has or has an interest in substantially the same assets as directly or indirectly held by the Company prior to such transaction, which may include an Up-C Structure.

“LGP” is defined in the Recitals.

“Liquidation Event” means a liquidation or dissolution of the Company.

“Liquidator” is defined in Section 10.5(a).

“Management Holder” means [ • ], LLC, a Delaware limited liability company.

“Management Holder LLC Agreement” means that certain Limited Liability Company Agreement of Management Holder, dated as of [ • ], as amended, restated, modified or supplemented from time to time in accordance with the terms thereof.

“Member Group” means a Member and its Affiliates and any employees, directors, stockholders, partners and members of such Member or any of its Affiliates, but excluding the Group Companies.

“Member Sale” is defined in Section 7.3(a).

“Member Schedule” is defined in Section 3.1(b).

“Members” means the Persons identified as Members on the Member Schedule, including any Substitute Members and any Additional Members, each in its capacity as a member of the Company, in each case for so long as such Person continues to own Units. Each Member is referred to individually as a “Member”. For purposes of the Act, the members of the Company shall constitute a single class or group of members.

“New Securities” is defined in Section 3.4(a)(iii).

“Non-Selling Members” is defined in Section 7.3(b)(i).

“Offer Notice” is defined in Section 3.4(b).

“Officer” is defined in Section 6.8.

“Original LLCA” is defined in the Recitals.

“Parent Entity” is defined in Section 7.1(h).

“Parent Indemnitors” is defined in Section 6.11(m).

“Participants” is defined in Section 6.13(a).

“Participating Member” is defined in Section 7.3(c)(i).

“Partnership Tax Audit Rules” means Sections 6221 through 6241 of the Code, as amended by the U.S. Bipartisan Budget Act of 2015, together with any guidance issued thereunder or successor provisions and any similar provisions of U.S. state or local tax laws.

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“Percentage Interest” means a Member’s ownership interest in the Company, stated as a percentage, determined by dividing the number of Units held by the Member by the total number of outstanding Units held by all Members.

“Permitted Equity Issuances” is defined in Section 6.9(g)(i)(E).

“Permitted Post-Closing Syndication” is defined in Section 7.1(a).

“Permitted Transferee” means, (a) with respect to an individual Member: (i) any entity in which the Member controls 100% of the voting power and economic interests of such entity or (ii) any trust where the beneficiaries of such trust consist solely of such Member and/or his or her spouse, children, stepchildren, grandchildren or stepgrandchildren, so long as such Member is the sole trustee thereof, or otherwise has sole authority to take action on behalf of the trust; (b) with respect to any Member that is not an individual, any Affiliate thereof so long as such Member remains an Affiliate thereof (provided, however, that no Group Company shall be considered an Affiliate for this purpose); and (c) with respect to LGP, any continuation vehicle; provided, that any Transfer to such continuation vehicle does not trigger payment of any carried interest of LGP or its Affiliates. Notwithstanding the foregoing, in no event shall any Prohibited Transferee or portfolio company of LGP or its Affiliates constitute a “Permitted Transferee”.

“Person” means, any individual, corporation, partnership, joint venture, limited liability company, trust, unincorporated organization, other entity or Governmental Entity.

“Preemptive Rights Pro Rata Portion” is defined in Section 3.4(b).

“Proceeding” is defined in Section 6.11(a).

“Profits Interest Member” means any Member owning Profits Interest Units (in its capacity as such an owner) and identified on Exhibit A, as such may be amended from time to time by the Board in accordance with the terms hereof.

“Profits Interest Unit” means a Unit representing a fractional part of the ownership of the Company and having the rights, preferences and obligations specified with respect to Profits Interest Units in this Agreement.

“Prohibited Transferee” means (a) the Persons set forth on Schedule 2.1 or (b) any Affiliate of a Person set forth on Schedule 2.1.

“Public Offering” means (a) an underwritten public offering and sale of the Units in the Company or common stock of a corporation for cash registered under the Securities Act filed with the Commission on Form S-1 (or a successor form adopted by the SEC) (an “Initial Public Offering”), (b) a direct listing transaction, (c) a SPAC Combination or (d) any other transaction or event following which any Equity Securities or any direct or indirect Subsidiary of the Company or Corporation are registered pursuant to Section 12 of the Exchange Act or subject to Section 15 of the Exchange Act (or any similar non-U.S. statute or regulation), or are listed for trading on any securities exchange; provided, that any issuance of common equity interests or rights to acquire common equity interests to existing equityholders or to employees of the Company or its Subsidiaries on Form S-8 (or a successor form adopted by the SEC) or otherwise will not be considered a Public Offering.

“Purchase Agreement” is defined in the Recitals.

“Purchaser” is defined in Section 3.4(b).

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“push out election” is defined in Section 5.3(b).

“ROFO Acceptance Notice” is defined in Section 7.3(b)(ii).

“ROFO Acceptance Period” is defined in Section 7.3(b)(ii).

“ROFO Notice Period” is defined in Section 7.3(b)(i).

“ROFO Offer Notice” is defined in Section 7.3(b)(i).

“ROFO Offer Purchase Price” is defined in Section 7.3(b)(i).

“ROFO Sale” is defined in Section 7.3(b)(i).

“ROFO Sale Notice” is defined in Section 7.3(b)(i).

“ROFO Units” is defined in Section 7.3(b)(i).

“Sale of the Company” means the occurrence of any of the following:

(a) other than in connection with an IPO Reorganization, any acquisition (in one or a series of related, bona fide, arm’s-length transactions) of all or substantially all of the Group Companies’ consolidated assets by a Person that is not a Member or an Affiliate thereof or of the Company (an “Unaffiliated Person”) or a group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act (a “group”)) of Unaffiliated Persons; or

(b) other than a SPAC Combination, any acquisition (in one or a series of related, bona fide, arm’s-length transactions) of direct or indirect beneficial ownership of more than 50% of the then outstanding Units or other voting securities of the Company (including any surviving entity by merger, consolidation, conversion or otherwise) by an Unaffiliated Person or a group of Unaffiliated Persons, including by merger, consolidation, business combination or other transaction with an Unaffiliated Person, pursuant to which the holders of direct or indirect beneficial ownership of more than 50% of the outstanding Units or other voting securities of the Company immediately prior to such transaction cease to hold direct or indirect beneficial ownership of more than 50% of such outstanding Units or other voting securities, or otherwise cease to control the Company (or, if applicable, such surviving entity), immediately following such transaction; provided, however, that a conversion from a limited liability company to a corporation will not, by itself, be deemed to be a Sale of the Company.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Selling Member” is defined in Section 7.3(a).

“SPAC Combination” means a merger, consolidation, or business combination with, or acquisition or purchase by, a special purpose acquisition corporation or similar entity (each, a “SPAC”) of the Company or any successor to or Subsidiary thereof or any other transaction pursuant to which ownership interests in the Company are exchanged or are exchangeable for securities of the SPAC or its parent company that are registered under the Exchange Act and that are listed for trading on a national securities exchange or substantially equivalent market.

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“Subsidiary” means, with respect to any specified Person: (a) any corporation, association or other business entity of which more than 50% of the total voting power of shares of capital stock (or other interests) entitled to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); or (b) any partnership (i) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (ii) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Substitute Member” means any Person (a) to whom a Member (or Assignee thereof) Transfers all or any part of its Units, and (b) which has been admitted to the Company as a Substitute Member pursuant to Section 7.7 of this Agreement.

“Syndication Party” is defined in Section 7.1(a)(iii).

“Tag-Along Notice” is defined in Section 7.3(c).

“Tag Sale” is defined in Section 7.3(c)(i).

“Tax Advance” is defined in Section 4.4.

“Tax Amount” means the excess, if any, of (a) the product of (i) an amount, if positive, equal to the net taxable income of the Company allocable to a Member (for this purpose, including any gross income allocations made with respect to such Member, but excluding any guaranteed payments) with respect to such Taxable Year through the end of the month preceding the applicable Tax Distribution (determined based upon a good faith estimate by the Board, and, for purposes of this definition, excluding any step up in tax basis created in connection with the closing of the transactions contemplated by the Purchase Agreement), determined as if income and loss of the Company were the only income and loss of such Member (or, as appropriate, of its direct or indirect partners or members) in such Taxable Year and (ii) the Assumed Rate with respect to such Taxable Year, over (b) the sum of (i) the amount of distributions previously made to such Member pursuant to Section 4.3 with respect to such Taxable Year, plus (ii) the amount of tax credits of the Company allocable to such Member with respect to such Taxable Year through the end of the month preceding the applicable Tax Distribution (based upon a good faith estimate by the Board) that would be available under applicable law (determined separately for each applicable jurisdiction) to offset taxes of such Member (or, as appropriate, of its direct or indirect partners or members).

“Tax Distributions” is defined in Section 4.3.

“Taxable Year” means the Company’s Fiscal Year or such other year (a) as is required by Code Section 706 or (b) determined by the Board, if no year is so required by Section 706 of the Code.

“Transfer” means a direct or indirect sale, transfer, assignment, gift, bequest or disposition by any other means, whether for value or no value and whether voluntary or involuntary (including by realization upon any Encumbrance or by operation of law or by judgment, levy, attachment, garnishment, bankruptcy or other legal or equitable proceedings), whether pursuant to a derivative transaction or through the transfer of any Equity Securities in any Person that directly or indirectly holds the relevant asset (including though one or more other Persons, and including any agreement or commitment to do any of the foregoing). The term “Transferred” shall have a correlative meaning.

“Transferring Member” is defined in Section 7.3(c)(i).

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“Treasury Regulations” means the income tax regulations, including temporary regulations and, to the extent taxpayers are permitted to rely on them, proposed regulations, promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

“Unit” means a unit representing a fractional part of the limited liability company interests in the Company having the privileges, preferences, duties, liabilities, obligations and rights set forth herein, including a Member’s right (a) to its share of income, gain, loss and deduction of the Company; (b) to its share of the assets of the Company; (c) to vote on, consent to or otherwise participate in any decision of the Members to the extent provided herein; and (d) to any and all other benefits to which such Member may be entitled as provided herein or the Act, and such limited liability company interest represented by such Units shall be determined in accordance with such privileges, preferences, duties, liabilities, obligations and rights, and shall include the Common Units and Profits Interest Units.

“Unvested Profits Interest Units” means, as of any date of determination, any outstanding Profits Interest Units that remain subject to one or more unsatisfied vesting conditions. For the avoidance of doubt, if as of the date of determination an Upstairs Unit is then unvested, the corresponding Downstairs Unit shall be an Unvested Profits Interest Unit.

“Up-C Structure” means an Initial Public Offering in which the business of the Company is continued to be conducted by the Company as a flow-through entity for U.S. federal income tax purposes, a corporation (which may be a newly formed C corporation) is admitted (if not already admitted) and designated as the “managing member” (or an analogous status) of the Company for purposes of the Act, and certain Members continue to own Units of the Company instead of exchanging such Units for equity in the corporation in connection with the Initial Public Offering. Solely for purposes of this definition, “Company” includes any Person which is the “continuation” of the Company for purposes of Section 708 of the Code, and “Units” shall refer to the analogous equity interests in such Person (if applicable).

“Upstairs Unit” has the meaning set forth in the Management Holder LLC Agreement.

“Vested Profits Interest Units” means, as of any date of determination, those outstanding Profits Interest Units that are not Unvested Profits Interest Units. For the avoidance of doubt, if as of the date of determination an Upstairs Unit is then vested, the corresponding Downstairs Unit shall be a Vested Profits Interest Unit.

“Withheld Member” is defined in Section 4.4.

ARTICLE III

UNITS; MEMBERS

Section 3.1 Units.

(a) The limited liability company interests of the Members shall be represented by issued and outstanding Units, which may be divided into one or more types, classes or series in accordance with the terms and conditions of this Agreement, and shall be initially divided into two classes: Common Units and Profits Interest Units. The Units shall have the privileges, preferences, duties, liabilities, obligations and rights set forth in this Agreement with respect to such Units.

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(b) The Company shall maintain a schedule of all Members, the number and classes of Units held by them, the date of any Transfer or issuance of any Units to them, and their respective notice addresses (the “Member Schedule”), and shall update the Member Schedule upon the issuance or Transfer of any Units to any new or existing Member in accordance with this Agreement. Any update to the Member Schedule by the Company pursuant to this Agreement shall not be deemed to be an amendment to this Agreement. A copy of the Member Schedule shall be kept on file at the Company.

Section 3.2 Profits Interest Units. The Company has the general authority to issue Profits Interest Units as set forth in this Section 3.2.

(a) The Company may issue Profits Interest Units to Management Holder and/or to one or more employees, directors, managers, officers, consultants or other service providers of the Company, Management Holder or their respective Affiliates (subject to any limitations that may be set forth in any applicable Equity Incentive Plan). In respect of each issuance to Management Holder of Profits Interest Units that are designated as Downstairs Units, Management Holder shall grant corresponding Upstairs Units to one or more employees, directors, managers, officers, consultants or other service providers of Management Holder, the Company or their respective Affiliates (subject to any limitations that may be set forth in any applicable Equity Incentive Plan).

(b) Unless otherwise determined by the Board, all Profits Interest Units are intended to constitute “profits interests” within the meaning of Revenue Procedure 93-27, 1993-2 C.B. 343, as clarified by Revenue Procedure 2001-43, 2001-2 C.B. 191, and the Company and the recipients of Profits Interest Units shall file all federal income tax returns consistent with such characterization.

(c) The Profits Interest Units that are intended to constitute “profits interests” for federal tax purposes are interests solely in profits and shall have Capital Accounts associated therewith on the date of issuance of zero dollars and shall not at any time receive any distribution that would cause the Capital Account associated therewith to have a negative value or otherwise cause such Profits Interest Units to fail to qualify for “profits interest” federal tax treatment.

(d) In connection with the issuance of any Profits Interest Units intended to constitute “profits interests” for federal income tax purposes (each such issuance, an “Award”), the Board shall establish a “distribution threshold” amount applicable to such Profits Interest Units (each, a “Distribution Threshold”), which Distribution Threshold shall be specified in the Award Agreement(s) for such Award and, if applicable, in the Award Agreement pursuant to which the corresponding Upstairs Units are granted (but for clarity, shall only apply a single time to distributions made in respect of any Downstairs Unit and its corresponding Upstairs Unit). The Distribution Threshold applicable to any Award of Profits Interest Units intended to constitute “profits interests” for federal income tax purposes shall be equal to or greater than the amount determined by the Board to be necessary to cause such Profits Interest Units to have a “zero liquidation value” at grant and thus be eligible to qualify for “profits interests” treatment within the meaning of Revenue Procedure 93-27, 1993-27 C.B. 343, as clarified by Revenue Procedure 2001-43, 2001-2 C.B. 191 (which amount, for clarity, may be zero to the extent that the Profits Interest Units have a zero liquidation value at the time of grant without application of any Distribution Threshold). The Distribution Threshold applicable to any Award of Profits Interest Units may be increased or otherwise equitably adjusted as determined by the Board to reflect Capital Contributions made after such Award and/or other changes in the capitalization of the Company that the Board determines warrant equitable adjustment to preserve the intended economics of such Profits Interest Units (and, in the case of any Downstairs Units, the intended economics of any corresponding Upstairs Units); provided, that no such adjustment shall be made to the extent such adjustment would cause such Profits Interest Units (and, in the case of any Downstairs Units, any corresponding Upstairs Units) to cease to qualify as “profits interests” for federal income tax purposes. Notwithstanding anything to the contrary contained herein, the Board may defer or reduce any distribution that would otherwise be made in respect of any Profits Interest Unit intended to constitute a “profits interest” pursuant to this Agreement, to the extent the Board determines such reduction is necessary or appropriate to ensure that such Profits Interest Unit (and, in the case of any Downstairs Unit, the corresponding Upstairs Unit) will be eligible for treatment as a “profits interest” as that term is defined in Revenue Procedure 93-27, 1993-2 C.B. 343, as clarified by Revenue Procedure 2001-43, 2001-2 C.B. 191.

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(e) Profits Interest Units may be subject to vesting, repurchase, redemption and/or forfeiture as determined by the Company and as set forth in this Agreement, the applicable Award Agreement and any applicable Equity Incentive Plan.

(f) If any Profits Interest Unit (excluding any Downstairs Unit which, for clarity, is addressed elsewhere in this Section 3.2(f)) is forfeited prior to its vesting pursuant to the applicable Equity Incentive Plan and/or Award Agreement, and, if any distribution attributable thereto is being held by the Company pursuant to Section 4.2(b), then such amount shall be available for distribution to the other Members pursuant to the provisions of Section 4.2. Any distributions made hereunder to Management Holder with respect to Downstairs Units shall be distributed by Management Holder to the holders of the corresponding Upstairs Units in accordance with the Management Holder LLC Agreement. If any Upstairs Unit is forfeited prior to its vesting pursuant to the Management Holder LLC Agreement (and the applicable Equity Incentive Plan and/or Award Agreement), then the Downstairs Unit corresponding thereto and held by Management Holder shall be immediately forfeited by Management Holder, and retired and canceled by the Company, and, if any distribution attributable thereto is being held by the Company pursuant to Section 4.2(b), then such amount shall be forfeited by the former holder of such Upstairs Unit and shall be available for distribution to the other Members pursuant to the provisions of Section 4.2. If any Upstairs Unit is repurchased or redeemed pursuant to the Management Holder LLC Agreement (and the applicable Equity Incentive Plan and/or Award Agreement), then the Downstairs Unit corresponding thereto and held by Management Holder shall concurrently be repurchased or redeemed on the same terms, and retired and canceled by the Company (or alternatively, the Company may in its sole discretion first deliver to the holder of the applicable Upstairs Unit the Downstairs Unit corresponding thereto in exchange for such Upstairs Unit, and immediately thereafter retire the Upstairs Unit and repurchase or redeem (or cause any Affiliate to repurchase or redeem) the Downstairs Unit from the former holder of such Upstairs Unit). For the avoidance of doubt, no distribution to the other Members shall be required with respect to amounts being held by the Company pursuant to Section 4.2(b) in the event of any forfeiture, redemption or repurchase of any Profits Interest Unit.

(g) Unless otherwise determined by the Board, each recipient of Profits Interest Units (including Management Holder) shall file with the Internal Revenue Service an election under Section 83(b) of the Code within 30 days following the issuance of any Profits Interest Units, and will deliver to the Company a copy of such election promptly after its filing.

(h) Each Member holding Profits Interest Units hereby authorizes the Board to elect to apply the safe harbor set forth in Proposed Treasury Regulations Section 1.83-3(l) (under which the fair market value of a partnership interest that is transferred in connection with the performance of services is treated as being equal to the liquidation value of that interest) if such Proposed Treasury Regulation or similar Proposed Treasury Regulation becomes a Treasury Regulation. If the Board determines that the Company should make such election, the Members hereby authorize the Board to amend this Agreement to provide that (i) the Company is authorized and directed to elect the safe harbor, (ii) the Company and each Member (including any Person to whom a Unit is transferred in connection with the performance of services) agree to comply with all requirements of the safe harbor with respect to all interests transferred in connection with the performance of services while such election remains in effect and (iii) the Company and each Member agree to take all actions necessary, including providing the Company with any required information, to permit the Company to comply with the requirements set forth or referred to in the applicable Treasury Regulations for such election to be effective. The Members hereby consent to the Board taking all actions, including amending this Agreement or limiting distributions to any holder of a Profits Interest Unit, to the extent necessary or appropriate to cause the Profits Interest Units to be treated as profits interests for all U.S. federal income tax purposes.

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(i) Neither the Company nor any Member makes any representation, covenant, or guarantee as to the tax treatment or consequences associated with any Profits Interest Units, including as to whether the characterization of the Profits Interest Units issued in consideration of services to or for the benefit of the Company and/or any Affiliate of the Company as a “profits interest” in the Company within the meaning of Revenue Procedure 93-27, 1993-2 C.B. 343, as clarified by Revenue Procedure 2001-43, 2001-2 C.B. 191, will be respected by the Internal Revenue Service or any other taxing authority. The Members shall be solely responsible for determining the tax consequences to them associated with any issuance to, and ownership of, the Profits Interest Units under this Agreement.

Section 3.3 Additional Units; Additional Members; Termination of Membership.

(a) Subject to Section 3.4 and Section 6.9(g), the Board is hereby authorized to cause the Company to issue additional Units for any Company purpose, at any time or from time to time, to the Members or to other Persons, and to admit such Persons as Additional Members, for such consideration and on such terms and conditions as shall be established by the Board. The terms of such admission may provide for the creation of different classes or series of Units having different rights, powers and duties.

(b) As a condition to being admitted as a Member of the Company, any Person shall agree to be bound by the terms of this Agreement by executing and delivering a counterpart signature page or joinder to this Agreement in a form approved by the Board, and shall make the representations and warranties set forth in Section 11.2 as of the date of such Person’s admission to the Company. An issuance of Units by the Company to a Person shall not be recognized on the books and records of the Company, and such Person shall not be recognized as having been issued such Units, if such issuance was not duly approved and conducted in compliance with this Agreement. Any such issuance of Units or purported issuance of Units that is not duly approved or conducted in compliance with this Agreement shall be null and void, ab initio.

(c) A Member shall not cease to be a Member solely as a result of the bankruptcy of such Member or any other events specified in Section 18-304 of the Act. A Member shall be deemed to have resigned, withdrawn, or terminated his, her or its membership only upon (i) such Member ceasing to hold any Units of the Company or (ii) the liquidation, dissolution or wind-up or death of such Member. Except as set forth above, no Member shall be entitled to resign or withdraw as a Member or terminate his, her or its membership with the Company. No resignation, withdrawal or termination of membership by a Member shall, in and of itself, cause the Company to be dissolved or its affairs to be wound up, and upon the occurrence of any such event, the Company shall be continued without dissolution.

Section 3.4 Preemptive Rights.

(a) For purposes of this Agreement, the following terms shall have the following meanings:

(i) “Equity Securities” means (A) Units or other equity interests (e.g., capital stock) of any of the Group Companies and (B) options, warrants or other convertible securities (including convertible debt securities) exercisable for or convertible into Units of any of the Group Companies.

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(ii) “Excluded Securities” means (A) Equity Securities issued to current or former employees or other service providers pursuant to any Equity Incentive Plan or otherwise as approved by the Board and pursuant to Section 6.9(g), including Awards of Profits Interest Units and Equity Securities issuable upon the exercise, settlement or vesting of any award issued under any such Equity Incentive Plan; (B) Equity Securities issued in connection with any reclassification or subdivision of, or as a dividend or other distribution on, Equity Securities of the Company; (C) Equity Securities issued to a lender in connection with debt (other than convertible debt) financings approved by the Board and subject to Section 6.9(g); provided, that the sources of such debt financings are not affiliated with any Member; (D) Equity Securities issued pursuant to any Public Offering approved by the Board and pursuant to Section 6.9(g); and (E) Equity Securities issued to one or more third parties that is not a Member, a Group Company or an Affiliate thereof as consideration in connection with any acquisition, merger, joint venture or other similar strategic transaction with such third parties, by a Group Company, in each case on terms and conditions approved by the Board and pursuant to Section 6.9(g).

(iii) “New Securities” means all Equity Securities other than Excluded Securities.

(b) In the event a Group Company proposes to issue any New Securities, the Company shall give written notice (the “Offer Notice”) to each Member that owns at least 1% of the issued and outstanding Common Units of the Company (each, an “Eligible Member”), stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Securities. By written notification (an “Acceptance Notice”) to the Company within 20 days after the Offer Notice is given (the “Acceptance Period”), each Eligible Member may elect to purchase for cash, at the price and on the other terms specified in the Offer Notice, up to that portion of such New Securities which equals the proportion that the Units then held by such Eligible Member bears to the Units then held by all Eligible Members (such portion, the “Preemptive Rights Pro Rata Portion”). The failure of an Eligible Member to submit an Acceptance Notice by the end of the Acceptance Period shall be deemed a waiver by such Eligible Member of the rights set forth in this Section 3.4 with respect to the applicable issuance of New Securities. If any of the New Securities referred to in the Offer Notice are not purchased by the Eligible Members as provided in this Section 3.4(b) (or if the rights set forth in this Section 3.4 are waived with respect to an issuance of New Securities by the Eligible Members), the Company may, during the 120 day period following the expiration of the Acceptance Period (or the date of such waiver), offer and sell the remaining New Securities to any Person or Persons (collectively, the “Purchaser”) at a price not less than, and upon terms not more favorable in the aggregate to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Securities within such period, or if such agreement is not consummated within 45 days of the execution thereof (as such 45 day period may be extended by the Company for up to 45 additional days to obtain any required approvals of any Governmental Entity or, as necessary, for the Purchaser (as defined below) to obtain debt financing for the purchase of the New Securities), the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Eligible Members in accordance with this Section 3.4. [The provisions of this Section 3.4 shall not apply to the issuance of Common Units on the Effective Date.]

(c) Notwithstanding anything herein to the contrary, the Company may issue New Securities to a Purchaser without first complying with this Section 3.4 if the Board determines to do so in its discretion; provided, that, within 30 days after such issuance, the Company offers to each Eligible Member the opportunity to purchase, at the Company’s election, either (i) from the Company, such Eligible Member’s Preemptive Rights Pro Rata Portion of (x) the aggregate number of New Securities issued prior to compliance with this Section 3.4, plus (y) the number of New Securities thereafter issued pursuant to this Section 3.4(c), or (ii) from the Purchaser (or the Company in connection with a corresponding redemption or repurchase by the Company from the Purchaser), such Eligible Member’s Preemptive Rights Pro Rata Portion of the aggregate number of New Securities issued prior to compliance with this Section 3.4, in either case of foregoing clause (i) or clause (ii), in accordance with this Section 3.4 (but in any case, adding to the purchase price to be paid by such Eligible Members any yield that accrues on such New Securities

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through the date of such purchase by such Eligible Member). In such case, the Company shall adjust the economic terms of the issuance, or of the New Securities issued, pursuant to this Section 3.4(c) in order to preserve for the Purchaser therein or thereof the rights to any distributions made by the Company occurring between the time of the issuance as contemplated by the other provisions of this Section 3.4 and the time of the actual issuance in accordance with this Section 3.4(c). Each Eligible Member may accept the offer to purchase New Securities pursuant to this Section 3.4(c) by delivering to the Company written notice thereof, subject to the same time frames and terms set forth in this Section 3.4.

Section 3.5 Capital Contributions.

(a) Nothing herein will require any Member to make additional Capital Contributions to the Company, without the prior written consent of such Member, and no Member shall be permitted to make any additional Capital Contributions, without the prior written consent of the Board, subject to Section 6.9(g). All Capital Contributions shall be made in cash.

(b) In the event that a Member Transfers any Units in accordance with the terms of this Agreement, the transferee of such Unit shall succeed to such Member’s unreturned Capital Contributions to the extent it relates to such transferred such Unit.

(c) No Member shall be entitled to withdraw all or any portion of such Member’s Capital Contributions or to receive any distribution from the Company in respect thereof, except in accordance with the terms of this Agreement (and any such withdrawal or distribution, if and to the extent permitted under this Agreement, shall be made solely from the Company Assets).

Section 3.6 Capital Accounts. A separate capital account shall be established and maintained at all times throughout the full term of the Company for each Member in accordance with Code Section 704(b) and the tax annex attached hereto as Exhibit C.

Section 3.7 Uncertificated Units. Each Member acknowledges that the Units are not represented by certificates (unless the Board determines to issue certificates).

Section 3.8 Member Loans. Subject to Section 6.9(g), to the extent the Board determines necessary or advisable for the business of the Company, one or more Members may, but shall not be obligated to, make loans or otherwise lend funds to, act as surety or endorser for, assume one or more specific obligations of, provide collateral for, or enter into other credit, guarantee, financing or refinancing arrangements with or for the benefit of, the Company, in each case, on terms that are on no worse, individually or in the aggregate, than arms’ length terms. No loans or other extensions of credit made by any Member to or for the benefit of the Company or its Affiliates shall have any effect on such Member’s Units, such loans or other extensions of credit representing a debt of the Company payable or collectible solely from the assets of the Company in accordance with the terms and conditions upon which such loans were made. Notwithstanding the foregoing or anything herein to the contrary, in no event will any Member be required to make loans or otherwise lend funds to, act as surety or endorser for, assume one or more specific obligations of, provide collateral or credit support for, or enter into other credit, guarantee, financing or refinancing arrangements with or for the benefit of, the Company, or otherwise grant or suffer any Encumbrance on its assets (including such Member’s Units) in respect of any of the foregoing, in each case, without the prior written consent of such Member.

Section 3.9 Liability of Members. Notwithstanding anything to the contrary contained herein and except as otherwise required by any non-waivable provision of the Act or other applicable law: (a) no Member in its capacity as such shall be personally liable in any manner whatsoever for any debt, liability or other obligation of the Company, whether such debt, liability or other obligation arises in contract, tort

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or otherwise, solely by reason of being a Member of the Company; and (b) no Member in its capacity as such shall in any event have any liability whatsoever in excess of the following (without duplication), solely by reason of being a Member of the Company: (i) its share of any assets and undistributed profits of the Company, and (ii) the amount of any wrongful distribution to such Member, if, and only to the extent, the return of such wrongful distribution is required by this Agreement or by a non-waivable provision of the Act. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business and affairs under this Agreement or the Act shall not, in itself, be grounds for imposing personal liability on any Member for debts, obligations and liabilities of the Company. All Persons dealing with the Company will have recourse solely to the assets of the Company for the payment of the debts, liabilities and obligations of the Company. Nothing in this Section 3.9 shall be deemed to limit a Member’s liability to the Company in respect of any breach by such Member of any express provision of this Agreement.

ARTICLE IV

DISTRIBUTIONS

Section 4.1 Distributions Generally. Except as otherwise provided in this Article IV or in Article X, the Board shall determine in its sole discretion whether to cause the Company to make distributions to the Members.

Section 4.2 Distributions.

(a) Subject to the other provisions of this Article IV, Section 6.9(g) and Section 10.5, and except in connection with a Liquidation Event, the Board may in its sole discretion from time to time authorize distributions in cash out of Available Cash to the Members on a pro rata basis based on the Members’ Percentage Interest.

(b) Notwithstanding anything to the contrary contained herein, (i) unless otherwise set forth in the applicable Equity Incentive Plan (if any) or applicable Award Agreement, no Member will share in any distribution under Section 4.2 with respect to Profits Interest Units until aggregate distributions have been made to all Members pursuant to this Agreement following such Award of Profits Interest Units in an amount equal to the applicable Distribution Threshold of such Profits Interest Units (as may be adjusted to reflect Capital Contributions (if any) made and any other changes in the Company’s capitalization on or after the date of such Award); and (ii) no Member shall receive any distributions pursuant to Section 4.2 with respect to any Profits Interest Units that are Unvested Profits Interest Units as of the date of distribution, but the distributions that would otherwise have been made pursuant to Section 4.2 in respect of any such Unvested Profits Interest Unit (had such Unvested Profits Interest Unit then been a Vested Profits Interest Unit) shall instead be held in a separate reserve by the Company for distribution to the holder of such Unvested Profits Interest Unit should the Unvested Profits Interest Unit become vested; and (iii) upon the vesting of any Profits Interest Unit that was an Unvested Profits Interest Unit, the holder of such Profits Interest Unit shall be entitled to receive any distributions held in reserve for such Profits Interest Unit pursuant to the foregoing clause (ii) as soon as reasonably practicable following vesting. In the event that an Unvested Profits Interest Unit (or corresponding Upstairs Unit) is forfeited, repurchased or redeemed prior to vesting, then any such amounts held back in reserve for such Unvested Profits Interest Unit pursuant to the foregoing clause (ii) shall be forfeited by the Member (and any holder of the corresponding Upstairs Unit) for whose benefit such amounts were held back and the Member that held such Unvested Profits Interest Unit shall not be entitled to any other distributions or other amounts in respect of such forfeited, repurchased or redeemed Unvested Profits Interest Unit.

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(c) In the event of any Sale of the Company (including an Approved Sale), the net proceeds from such transaction (after reduction for any reasonable and documented fees and expenses incurred by the Company) shall be allocated among the Members participating in such transaction on a pro rata basis (based on the number of Units included in such transaction), subject to Section 4.2(b). If any portion of the consideration payable in such Sale of the Company is placed into escrow, held back and/or is payable to the participating Members subject to contingencies (such portion of the consideration, the “Additional Consideration”), (i) the portion of the consideration from the Sale of the Company that is not Additional Consideration (such portion, the “Initial Consideration”) shall be allocated among the Members in accordance with the first sentence of this Section 4.2(c) as if the Initial Consideration were the only consideration payable in connection with such Sale of the Company and (ii) any Additional Consideration which becomes payable to the participating Members upon satisfaction of such contingencies shall be allocated among the Members in accordance with the first sentence of this Section 4.2(c) after taking into account the previous payment of the Initial Consideration as part of the same transaction.

Section 4.3 Tax Distributions. Notwithstanding any other provision in this Agreement to the contrary, except to the extent the Board in good faith determines the Company has (or would, following such distribution, have) insufficient Available Cash, the Board shall cause the Company to make cash distributions to the Members at least quarterly and no later than April 10, June 10, September 10, and December 10 of each year (the “Tax Distributions”) in an amount so that each such Member has received at least an amount equal to such Member’s Tax Amount; provided, that all Tax Distributions shall be made to all Members pro rata based on such Member’s Percentage Interest (as adjusted in good faith by the Board to take into account any adjustments to the Members’ Percentage Interests during the relevant period). The Board may adjust subsequent Tax Distributions up or down to reflect any variation between prior estimates used to calculate Tax Distributions and the Tax Distributions that would have been computed under this Section 4.3 based on subsequent information. All Tax Distributions shall be treated as an advance against, and shall reduce dollar-for-dollar, subsequent distributions that otherwise would be made pursuant to this Article IV and Section 10.5(b). If the Company lacks sufficient cash that is available at such time for distribution to make the full amount of any Tax Distribution (as determined in good faith by the Board in accordance with the first sentence of this Section 4.3), then the Company shall not be required to borrow any money for purposes of making such a Tax Distribution, and the Company shall use commercially reasonable efforts to distribute the amount of cash available on a pro rata basis (according to the amounts that would have been distributed to each Member pursuant to this Section 4.3 if Available Cash existed in a sufficient amount to make such Tax Distribution in full) and shall use commercially reasonable efforts to make an additional Tax Distribution, on a pro rata basis (according to the amounts that would have been distributed to each Member pursuant to this Section 4.3 if Available Cash existed in a sufficient amount to make such Tax Distribution in full) out of the first cash available for distribution (as determined in good faith by the Board) in subsequent taxable years to make up for such shortfall. For the avoidance of doubt, no Member shall be entitled to any payment under this Section 4.3 in connection with (A) a change of control transaction, liquidity event, sale of the Company, Liquidation Event or similar transaction, or (B) income recognized by any Member with respect to the issuance or vesting of such Member’s Units or any guaranteed payment in respect of services provided by such Member.

Section 4.4 Withholding and Indemnification.

(a) If any of the Group Companies are required by applicable law to make any payment to any Governmental Entity or to any other Person (or otherwise makes a payment) that is specifically attributable to a Member or a Member’s status as such, including income taxes imposed on a Group Company as a result of an assessment, adjustment or similar claim by any taxing authority, federal withholding taxes (including pursuant to Section 1446(f)(4) of the Code), and taxes arising under the Partnership Tax Audit Rules (a “Tax Advance”), then such Member (the “Withheld Member”) shall indemnify and contribute to the Company in full for the entire amount paid by such Group Company (including interest, penalties and related expenses); provided, that no such indemnification will be considered a Capital Contribution for purposes of this Agreement. Notwithstanding anything to the contrary

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contained herein, the Board may offset distributions (including Tax Distributions) to which the Withheld Member is otherwise entitled under this Agreement against such Withheld Member’s obligation to indemnify the Company under this Section 4.4 or with respect to any other amounts owed by the Withheld Member to any Group Company. Except to the extent actually reimbursed in cash by such Person pursuant to this Section 4.4, (i) any income taxes paid by a Group Company, (ii) any other taxes paid or withheld by a Group Company and (iii) any withholding or similar taxes imposed on amounts payable to a Group Company (in each case, in respect of the Withheld Member’s tax obligations) shall in each case be treated for purposes of this Agreement as an amount actually distributed to the Withheld Member at the time paid or withheld. For purposes of this Section 4.4, an amount shall be considered paid or withheld if, and at the time, timely remitted to a Governmental Entity without regard to whether the remittance occurs at the same time as the distribution or allocation to which it relates; provided, that an amount actually withheld from a specific distribution with respect to a specific allocation shall be treated as if it were distributed at the time such distribution or allocation occurs. A Withheld Member’s obligation to indemnify and make contributions to the Company under this Section 4.4 shall survive the transfer, forfeiture or other disposition of such Withheld Member’s Units and the termination, dissolution, liquidation and winding up of the Company, and for purposes of this Section 4.4 the Company shall be treated as continuing in existence. The Board may cause the Company to pursue and enforce all rights and remedies it may have against each Member under this Section 4.4, including instituting a lawsuit to collect such indemnification and contribution, with interest calculated at a rate equal to the Base Rate plus six percentage (6%) points per annum (but not in excess of the highest rate per annum permitted by applicable law), compounded on the last day of each fiscal quarter. For the avoidance of doubt, any taxes, penalties, and interest payable under the Partnership Tax Audit Rules by the Company or any fiscally transparent entity in which the Company owns an unblocked interest shall be treated as specifically attributable to the Members of the Company, and the Board shall use commercially reasonable efforts to allocate the burden of (or any diminution in distributable proceeds resulting from) any such taxes, penalties or interest to those Members to whom such amounts are specifically attributable (whether as a result of their status, actions, inactions or otherwise), as reasonably determined by the Board.

(b) Notwithstanding any provision in this Agreement to the contrary and without limiting this Section 4.4(b), the Company is authorized to take any and all actions that it determines to be necessary or appropriate to ensure that the Company satisfies its withholding and tax payment obligations under Section 1441, 1442, 1445, 1446, 1471, 1472, or any other provision of the Code (or other applicable law).

(c) In the event that the Company determines in good faith, based on the advice of its tax advisors, that the grant or vesting of any Units may be, or may be treated by any Governmental Entity as, an event in respect of which a tax is required to be withheld, the Company may withhold from such grant or vesting a portion of the Units having a Fair Market Value equal to the amount of such withholding tax or require that the relevant Member pay any part or all of such withholding tax to the Company in cash.

Section 4.5 Distributions in Kind. No right is given to any Member to demand or receive property other than cash as provided in this Agreement. Subject to Section 6.9(g), the Board may cause the Company to make distributions of Company Assets in kind. Any in-kind distributions shall be valued at their Fair Market Value as of the date of distribution and shall be made in such a fashion as to ensure that each Member receives its proportionate share of such in-kind distributions (as determined in accordance with this Article IV).

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Section 4.6 Return of Distributions of Capital.

(a) Except as expressly set forth in this Agreement, no Member will be obligated by this Agreement to return any distribution to the Company or pay the amount of any distribution for the account of the Company or to any creditor of the Company, except that:

(i) If a court of competent jurisdiction holds that a Member is obligated to return or repay any part of any distribution notwithstanding this Agreement, then such obligation will bind such Member alone and not any other Member or any Manager.

(ii) If a Member is required to return or repay all or any portion of any distribution under circumstances that are not unique to such Member but that would have been applicable to all Members if such Members had been named in the lawsuit against the Member in question (such as where a distribution was made to all Members and rendered the Company insolvent, but only one Member was sued for the return of such distribution), then the Member that was required to return or repay the distribution (or any portion thereof) will be entitled to reimbursement from the other Members that were not required to return the distributions made to them based on each such Member’s relative share of the distribution in question.

(b) For the avoidance of doubt, the provisions of this Section 4.6 are solely for the benefit of the Members and will not be construed as benefiting any third party.

(c) The amount of any distribution returned to the Company by a Member or paid by a Member for the account of the Company or to a creditor of the Company will be added to the account or accounts from which it was subtracted when it was distributed to such Member.

Section 4.7 Limitations on Distributions. Notwithstanding any provision to the contrary contained in this Agreement, neither the Company nor the Board, on behalf of the Company, shall be required to make a distribution to any Person in violation of the Act or other applicable law or the restrictions contained in any agreement evidencing the terms of any indebtedness of the Group Companies.

ARTICLE V

TAX MATTERS

Section 5.1 Tax Annex. All tax matters not governed pursuant to the body of this Agreement shall be governed by the tax annex attached hereto as Exhibit C, which is hereby made part of this Agreement for all purposes.

Section 5.2 Tax Returns.

(a) The Company shall prepare all required U.S. federal, state, local and foreign tax returns, which may be required by a jurisdiction in which the Group Companies operate or conduct business for each year or period for which such returns are required to be filed and shall cause such returns to be timely filed.

(b) The Company shall provide LGP and Callaway with quarterly U.S. federal, state and local tax estimates (including allocations of such estimated amounts to the Members) and any other information concerning the Group Companies as is required to enable the Members (or any beneficial owner of the Members) to pay estimated taxes and to comply with any financial reporting obligations of the Members (or any beneficial owner of the Members) with respect to taxes to be delivered to each Member (i) for the first quarter of each Taxable Year, by February 28, (ii) for the second quarter of each Taxable Year, by May 15, (iii) for the third quarter of each Taxable Year, by August 15, and (iv) for the fourth quarter of each Taxable Year, by November 15.

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(c) The Company shall cause to be sent to Callaway and LGP, reasonably promptly after the end of each Taxable Year but in all events by February 28 (or in the case where the taxable year of the Company is comprised of a period less than 12 months, reasonably promptly after the end of such Taxable Year), the tax information concerning the Company that is necessary to prepare such Member’s income tax extension payments for that Taxable Year.

(d) The Company shall cause to be sent to LGP and Callaway, reasonably promptly after the end of each Taxable Year but in all events by June 15th (or in the case where the taxable year of the Company is comprised of a period less than 12 months, reasonably promptly after the end of such Taxable Year), a final Schedule K-1 (and, if applicable, Schedule K-3) and all other tax information concerning the Company that is necessary to prepare such Member’s income tax returns for that Taxable Year. Should a final Schedule K-1 not have been provided by the Company by February 15th after the end of a Taxable Year, the Company shall provide an estimated Schedule K-1 (and, if applicable, Schedule K-3) by such date to each Person who was a Member at any time during the Taxable Year. Upon request of LGP or Callaway, the Company shall reasonably promptly provide to such requesting party any additional information with respect to taxes that is reasonably necessary or appropriate to prepare its financial reports.

(e) The Company shall (A) provide Callaway with at least 30 days prior to the due date of federal, state and local income tax returns (including extensions) to review such draft tax returns, reports, information and supporting working papers, (B) reasonably respond to any inquiries about such drafts from Callaway or its advisors, and (C) consider in good faith any reasonable comments of Callaway. In addition, not more than ten (10) days after the date on which the Company files its federal income tax return or any state or local or non-U.S. income tax return, a copy of such returns shall be furnished to Callaway. The Company’s obligations under this Section 5.2(e) shall expire if Callaway or its Affiliates hold less than 25% of Callaway’s Initial Common Units.

Section 5.3 Tax Matters Member.

(a) LGP or its designee shall be the “partnership representative” of the Company for purposes of Code Section 6223 (as in effect on the date hereof) and corresponding provisions of any state or local tax law and shall be the “tax matters partner” of the Company for any applicable tax regime (in such capacities, collectively, the “Tax Matters Member”). The Tax Matters Member is hereby authorized to (i) designate any other Person selected by the Board as the “partnership representative,” (ii) designate any individual selection by the Board as the “designated individual” and (iii) take, or cause the Company to take, such other actions as may be necessary or advisable pursuant to Treasury Regulations or other guidance to ratify the designations, pursuant to this Section 5.3(a), of the Tax Matters Member (or any other Person selected by the Board) as the “partnership representative” and the selected individual as the “designated individual.” In such capacities, the Tax Matters Member shall act in compliance with the provisions of this Agreement. The Tax Matters Member shall have all of the rights, duties, powers and obligations provided to it in such capacities, including the management of audits, controversies and litigations of the Company conducted by the United States Internal Revenue Service or any other taxing authority pursuant to the audit procedures under the Code and the Treasury Regulations promulgated thereunder or other applicable law; provided, that the Tax Matters Member shall promptly notify the Members of any such audit, controversy or litigation and shall provide the Members with any information reasonably requested by the Members with respect to such audit, controversy or litigation. The Tax Matters Member shall also keep Callaway reasonably informed as to the status of any such audit, controversy or litigation (including, without limitation, promptly providing copies of any correspondence with tax authorities and providing a reasonable opportunity to comment on drafts of any such correspondence) and

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shall provide Callaway with notice reasonably in advance of any material meetings or conferences with respect to any such audit or tax proceeding (including any material meetings with counsel or advisors with respect to such audits or proceedings), and Callaway will have the right to participate in any such meetings or conferences at Callaway’s expense. Until Callaway or its Affiliates hold less than 25% of Callaway’s Initial Common Units, the Tax Matters Member shall not settle or compromise any such audit, controversy or litigation that would have an adverse and disproportionate effect on Callaway without Callaway’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). The Company shall indemnify and reimburse the Tax Matters Member and designated individual for all reasonable out-of-pocket expenses, including legal and accounting fees, claims, liabilities, losses and damages, incurred in its capacity as such in connection with any administrative or judicial proceeding with respect to any tax return or tax liability of a Group Company. The provisions for exculpation and indemnification of the various Persons set forth in Section 6.11, shall be fully applicable to the Person acting as Tax Matters Member and the individual acting as the designated individual. Nothing herein will be construed to restrict the Tax Matters Member from engaging an accounting firm or legal counsel to assist it in discharging its duties hereunder. Each Member agrees that any action taken by the Tax Matters Member (or its Representatives) in its capacity as such and in compliance with this Agreement and the Purchase Agreement in connection with audits of the Company shall be binding upon such Members, and each such Member further agrees that such Member shall not treat any Company item inconsistently on such Member’s income tax return with the treatment of the item on the Company’s return and that such Member shall not independently act with respect to tax audits or tax litigation affecting the Company, unless previously authorized to do so in writing by the Board.

(b) Tax Elections. Except as otherwise provided in this Agreement, the Tax Matters Member shall have the authority, in its reasonable discretion, to make any and all elections for U.S. federal, state, and local tax purposes, including any election, if permitted by applicable law, to extend the statute of limitations for assessment of tax deficiencies against or with respect to Members with respect to adjustments to the Company’s U.S. federal, state, or local tax returns, and including any election provided in Section 6226 of the Code (and any applicable regulations or other guidance thereunder, and any corresponding state or local elections) in connection with any audit or other applicable proceeding that could result in any material tax liability (a “push out election”). If, with respect to any such audit or other applicable proceeding, a push out election is not made, then any “imputed underpayment” imposed on the Company under Section 6225 of the Code (or any similar state or local tax liability imposed on the Company) shall constitute a Tax Advance on behalf of the applicable Members (as determined in good faith by the Board) in accordance with Section 4.4 hereof and treated accordingly. Each Member will, upon request by the Tax Matters Member, supply the information necessary to give proper effect to any such election. Upon the request of Callaway, at any time that Callaway or its Affiliates hold at least 25% of Callaway’s Initial Common Units, the Tax Matters Member shall cause each Group Company that is classified as a partnership for applicable income tax purposes to have in effect an election under Section 754 of the Code (or any similar provisions of applicable state, local or foreign tax Law).

ARTICLE VI

GOVERNANCE

Section 6.1 Board of Managers.

(a) The business and affairs of the Company shall be managed by or under the direction of its board of managers (the “Board”). Each member of the Board (“Board Member”) shall be a “manager” of the Company for all purposes of the Act. Except as otherwise expressly provided in this Agreement, (i) all decisions, determinations, actions, approvals or consents relating to the management and control of the conduct of the business of the Company and its affairs shall be made by the Board and (ii) the Board shall have the sole power and authority to bind the Company, except and to the extent that such

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power is expressly delegated in writing to any other Person by the Board (including through the delegation of authority to a committee of the Board and the appointment of Officers in accordance with this Agreement). Without limiting the foregoing general powers, but except as otherwise expressly provided in this Agreement, the Board is hereby authorized and empowered, on behalf and in the name of the Company, or through agents as the Board may deem appropriate, without triggering any voting, consent, appraisal or other rights of any Member or other Person under this Agreement or otherwise arising under applicable law, to do or authorize all things deemed necessary or desirable by it to conduct the business and affairs of the Company, to exercise or direct the exercise of all of the powers of the Company under the Act and this Agreement and to effectuate the purposes of the Company. Notwithstanding any contrary provision of this Agreement, the Board shall have no authority to knowingly perform any act that would subject any Member (in its capacity as a Member of the Company) to liability for the debts, liabilities or obligations of the Company.

(b) No Board Member in his or her capacity as such shall have the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company or to make any expenditures or incur any obligations on behalf of the Company or authorize any of the foregoing, other than specific acts that are expressly and duly authorized by the Board (or a duly authorized committee thereof).

(c) Unless otherwise approved by the Board, a Group Company shall be designated as the “manager” or general partner of each Subsidiary of the Company.

Section 6.2 Composition of the Board; Observer.

(a) Subject to Section 6.2(e), the Board shall consist of six Board Members, and each Board Member shall remain in office until his or her death, resignation or removal. All Board Members must be individuals.

(b) (i) LGP shall be entitled to designate three Board Members (the “LGP Managers”), (ii) Callaway shall be entitled to designate two Board Members (the “Callaway Managers”); provided, that, (A) from and after the date Callaway holds fewer than 45% of its Initial Common Units but more than 20% of its Initial Common Units, Callaway shall only be entitled to designate one Board Member and (B) from and after the date Callaway ceases to hold at least 20% of its Initial Common Units, Callaway’s right to designate any Board Members hereunder shall terminate, and (iii) the Company’s then-current Chief Executive Officer shall be a Board Member (the “CEO Manager”).

(c) The Board may appoint from among the Board Members a Chair of the Board (the “Board Chair”). If the Board appoints a Board Chair, the Board Chair shall perform such duties and possess such powers as are assigned by the Board. Unless otherwise provided by the Board, the Board Chair shall preside at all meetings of the Board and shall have such other authorities as expressly provided in this Agreement. For the avoidance of doubt, the Board Chair shall not be deemed an Officer.

(d) From and after the date Callaway no longer has the right to designate any Board Members, so long as Callaway holds at least 10% of its Initial Common Units, Callaway shall be entitled to designate one individual as an observer on the Board (the “Board Observer”) to attend each meeting of the Board and committee thereof. The Board Observer shall not have any voting rights. The Board Observer shall be provided with copies of all notices, reports, minutes, consents and other documents and materials at the time and in the manner as are provided to each Board Member or Committee Member. The Board Observer will be reimbursed by the Company for his or her reasonable out-of-pocket costs, fees and expenses incurred in attending meetings of the Board. Notwithstanding the foregoing, (i) the Board Observer may be excluded from any committee of the Board on which no LGP Manager serves and is

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comprised solely of independent managers established specifically to consider, evaluate or approve matters where participation by the Board Observer or a Callaway Manager reasonably creates a conflict of interest under applicable law (an “Independent Committee”) and (ii) the Board Observer may be excluded from any portion of a meeting or withheld any materials to the extent the Board determines in good faith that such exclusion or withholding is reasonably necessary to preserve attorney-client privilege or to address conflicts of interest.

(e) If a Member ceases to have the right to appoint a Board Member to the Board, (i) any applicable Board Member(s) designated by such Member shall automatically cease serving on the Board and (ii) the number of Board Members shall decrease by the number of seats formerly designated by such Member.

Section 6.3 Designation of Board Members. The following is a list of names of the individuals designated to be Board Members as of the Effective Date:

Name	Role

J. Kristofer Galashan	LGP Manager

Joshua Farran	LGP Manager

Andrew Lee	LGP Manager

Oliver G. “Chip” Brewer	Callaway Manager

Brian Lynch	Callaway Manager

[•]	CEO Manager

Section 6.4 Resignation; Removal; Replacement.

(a) Any Board Member may resign by giving written notice to that effect to the Board. Any such resignation shall take effect at the time of the receipt of that notice or any later effective time specified in that notice and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective.

(b) Any Board Member may be removed from, or replaced on, the Board at any time, with or without cause, by, and only by, the Member(s) entitled to appoint such Board Member under Section 6.2. To effect such removal or replacement, the entitled Member(s) shall send written notice thereof to the Board. Such removal or replacement shall be effective upon receipt of such written notice, unless it is specified to be effective at some other time or upon the occurrence of some other event.

(c) The Board will have and may exercise all of its powers notwithstanding the existence of one or more vacancies on the Board, subject to the number of Board Members required for a quorum or for any vote or other actions.

(d) Notwithstanding anything to the contrary herein, from and after the date that Callaway no longer has the right to appoint any Board Members, any provisions set forth herein requiring approval by a Callaway Manager (or that the presence of Callaway Manager is required for a quorum) shall terminate.

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Section 6.5 Meetings of the Board.

(a) Place of Meetings; Waiver of Notice. Meetings of the Board may be held at such place or places as will be determined by the Board or, in the case of a special meeting of the Board, by the Board Member(s) calling the special meeting.

(b) Regular Meetings. Regular meetings of the Board will be held quarterly on dates determined by the Board or in such other intervals as may be fixed by the Board. Meetings shall be held in a location or by telephone or videoconference as determined by the Board. The agenda for each regular meeting of the Board will be prepared by the Board Chair.

(c) Special Meetings. Special meetings of the Board may be called by any Board Member. The agenda for each special meeting of the Board will be prepared by the Person or Persons calling the special meeting. Special meetings shall be held in a location or by telephone or videoconference as determined by the Board.

(d) Participation by Telephone or Videoconference. The Board shall ensure that any Board Member may participate in any regular or special meetings of the Board telephonically or by videoconference. Participation in a meeting pursuant to the preceding sentence shall constitute presence in person at such meeting for all purposes of this Agreement.

(e) Board Notice and Attendance. Notice of any meeting of the Board shall be given to all Board Members at least two Business Days in advance of such meeting (provided that notice shall be given five Business Days in advance of any such meeting held in person) (unless otherwise unanimously agreed by the Board Members), and may be given by e-mail, certified mail (return receipt requested) or by personal delivery, at the e-mail address or address provided to the Board by the applicable Board Member. A notice of a meeting of the Board must specify the purpose of the meeting. A Board Member may waive notice of the date, time, place and purpose or purposes of a meeting of the Board. A waiver of notice is effective whether given before, at or after a meeting, and whether given in writing, orally or by attendance. Attendance by a Board Member at a meeting is a waiver of notice of that meeting, unless the Board Member objects at the beginning of the meeting to the transaction of business because the meeting is not properly called or convened.

Section 6.6 Board Approval Matters.

(a) Quorum and Voting. The presence in person of a majority of the total number of Board Members then in office will constitute a quorum for the transaction of business of the Board; provided, that, (i) subject to Section 6.6(c), no quorum shall exist for any meeting of the Board or for any committee thereof unless at least one LGP Manager and one Callaway Manager is present in person; and (ii) that the requirement for the presence of one LGP Manager and one Callaway Manager for a quorum under clause (i) shall not apply to any Independent Committee. Each Board Member shall be entitled to one vote on any action taken by the Board. The act of a majority of the Board Members present in person at any such meeting of the Board at which a quorum is present will be the act of the Board. Notwithstanding anything to the contrary set forth herein, (I) the LGP Managers shall be entitled to cast a number of votes on all matters presented to the Board equal to a majority of the aggregate votes capable of being cast by all Board Members that are then serving as members on the Board and (II) any LGP Manager present at a meeting shall have the right to cast the votes of any other LGP Manager who is absent or unavailable at any such meeting (with such votes allocated equally to such present LGP Managers, including in fractions, if necessary).

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(b) Committees of the Board; Subsidiary Governing Bodies.

(i) The Board may establish one or more committees. Any such committee, to the extent provided in the establishing resolutions therefor or charter thereof, will have, and may exercise, any or all of the authority of the Board. Each such committee shall be composed of two or more Board Members; provided, that, (A) subject to Section 6.6(c) no quorum shall exist for any meeting of a committee of the Board unless at least one LGP Manager and one Callaway Manager is present in person; and (B) that the requirement for the presence of one LGP Manager and one Callaway Manager for a quorum under clause (i) shall not apply to any Independent Committee. At every meeting of any such committee, the presence in person of a majority of all the Board Members then serving on such committee (a “Committee Member”) will constitute a quorum; provided, that, subject to Section 6.6(c) and other than Independent Committees, no quorum shall exist unless at least one Callaway Manager is present in person. The act of a majority of the Committee Members present in person at any such meeting of the committee at which a quorum is present will be the act of such committee. Each Committee Member shall be entitled to one vote on any action taken by such committee; provided, that, notwithstanding anything to the contrary set forth herein, (I) the LGP Managers shall be entitled to cast a number of votes on all matters presented to any committee equal to a majority of the aggregate votes capable of being cast by all Board Members that are then serving as members on such committee and (II) any LGP Manager present at a committee meeting shall have the right to cast the votes of any other LGP Manager who is absent or unavailable at any such meeting (with such votes allocated equally to such present LGP Managers, including in fractions, if necessary). The Board may dissolve any committee at any time.

(ii) To the extent that an LGP Manager has a seat on any board of directors, board of managers or equivalent governing body of any Group Company other than the Company, Callaway will be entitled to designate one or more members to such governing body in the same proportions as Callaway may designate members to the Board.

(c) Non-Attending Board Members. If a notice of meeting of the Board or a particular committee (as applicable) has been duly delivered to all Board Members or Committee Members (as applicable) in accordance with Section 6.5(e) and no Callaway Manager attends two consecutive meetings of the Board or committee (as applicable), then, notwithstanding anything to the contrary contained herein, the requirement, if any, that the presence of at least one Callaway Manager at the third consecutive meeting of the Board or committee (as applicable) to establish a quorum of the Board or committee shall be eliminated for the matters included in such notice and that are discussed and voted upon at such third consecutive meeting; provided, that the Board (including the LGP Managers and the Callaway Managers) use reasonable efforts to find a date and time that works for the Callaway Managers for such third consecutive meeting.

(d) Actions Without Meetings. Any action required or permitted to be taken at a meeting of the Board may be taken without a meeting of the Board by written consent if both of the following apply: (i) each Board Member has been given a copy of such written consent not less than two Business Days prior to taking such actions and (ii) such written consent is signed by a majority of the authorized number of Board Members.

(e) Remuneration and Reimbursement. No Board Member or Committee Member shall be entitled to receive fees or other compensation from the Company for its services as a Board Member, unless otherwise determined by the Board. Each Board Member shall be entitled to reimbursement from the Company for all reasonable out-of-pocket costs and expenses incurred by such Board Member in connection with travel to meetings of the Board or a committee thereof upon submission to the Company of appropriate receipts or other evidence of payment.

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Section 6.7 Annual Budget. No later than 45 days prior to the Board’s formal review and approval of the annual budget (the “Annual Budget”), which the Board shall endeavor be no later than December 15 of the relevant year, the Chief Executive Officer of the Company shall provide each Board Member a draft of the upcoming year’s Annual Budget, and each Board Member will be afforded the opportunity to ask questions of the management team and provide input and feedback regarding the draft of the upcoming year’s Annual Budget. If a Board Member provides input and feedback regarding such draft Annual Budget, the entire Board and management team and the other Members shall consider such input and feedback in good faith in preparing, reviewing and obtaining approval of the final Annual Budget for the upcoming year.

Section 6.8 Officers. The Board may appoint, from time to time, one or more individuals as officers of the Company to manage the day-to-day business affairs of the Company (each, an “Officer”) and may assign titles to such Officers as the Board may deem necessary or advisable. An individual may be appointed to more than one office. Each Officer shall have such powers, authority and responsibilities as are delegated in writing by the Board from time to time, it being understood that, unless the Board determines otherwise, if the title assigned to an Officer is one commonly used for officers of a corporation organized under the laws of the State of Delaware, then the assignment of such title shall constitute the delegation to such officer of the authority and duties that are customarily associated with such officer pursuant to the laws of the State of Delaware. Each Officer shall serve at the pleasure of the Board, and any appointment or delegation pursuant to this Section 6.8 may be revoked by the Board at any time. Any Officer may resign at any time by giving written notice to the Board, and such resignation shall take effect at the date of the receipt of that notice or any later time specified in that notice. To the extent delegated by the Board, the Officers shall have the authority to act on behalf of, bind and execute and deliver documents in the name and on behalf of the Company. The Board may designate such other Persons to act as agents of the Company’s business as the Board shall determine, and the actions of such other Persons taken in such capacity and in accordance with this Agreement shall bind the Company. Subject to the express provisions of this Agreement (including Section 6.12 and Section 6.13), each Officer shall owe to the Company and the Members the same fiduciary duties that would be owed to a Delaware corporation and its stockholders if such Officer were an officer of such corporation.

Section 6.9 Members.

(a) Limited Member Role. Except as otherwise expressly provided in this Agreement or as the Board may delegate in writing, the Members (in their capacity as such) shall not participate in the management of the Company, and shall have no right, power or authority to act for or on behalf of, or otherwise bind, the Company. Except as expressly provided in this Agreement, the Members (in their capacity as such) shall have no right to vote on or consent to any other matter, act, decision or document involving the Company or its business. No Member, shall take any action in the name of or on behalf of the Company, including assuming any obligation or responsibility on behalf of the Company, unless such action, and the taking thereof by such Member, shall have been expressly authorized by the Board in writing or shall be expressly and specifically authorized by this Agreement.

(b) Member Meetings. If, and to the extent that, the Board determines to obtain the approval of the Members for any matter, act, decision or document, meetings of the Members may be called only by the Board and, when called, shall be held at the principal office of the Company or at such other place(s) as are designated by the Board including via conference call or remote video conference. Each Common Member shall have one vote per Unit on each matter brought before such meeting by the Board. Subject to Section 6.9(g), all Common Members shall vote together as a single class. The Profits Interest Units shall be nonvoting, and the Members holding Profits Interest Units shall not be entitled to vote on any matter submitted to a vote of the Members in respect of such Profits Interest Units, either individually or as a class, except as otherwise required by the Act. With respect to any voting rights that may not be waived under the Act, each Profits Interest Unit will entitle the holder thereof to one vote. The Board may, but shall not be required to, memorialize Member actions in the form of minutes, which minutes shall be conclusive evidence of such action and shall be incorporated into the books and records of the Company.

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(c) Member Telephonic Participation. The Board shall ensure that any Member may participate in any meetings of the Members telephonically or through other similar communications equipment. Participation in a meeting pursuant to the preceding sentence shall constitute presence in person at such meeting for all purposes of this Agreement.

(d) Member Notice and Attendance. Notice of any meeting of the Members shall be given at least 30 days in advance of such meeting and shall be given in accordance with Section 11.6. A Member may waive notice of the date, time, place and purpose or purposes of a meeting of the Members. A waiver of notice is effective whether given before, at or after a meeting, and whether given in writing, orally or by attendance. Attendance by a Member at a meeting is a waiver of notice of that meeting, unless the Member objects at the beginning of the meeting to the transaction of business because the meeting is not properly called or convened, or objects before a vote on an item of business because the item may not properly be considered at that meeting and does not participate in the consideration of the item at that meeting.

(e) Member Quorum. A quorum shall be required to conduct any business at any meeting of the Members, and shall be deemed present at any such meeting so long as Members holding a majority of the Common Units then outstanding in the aggregate are present in person or by audio or by video conferencing; provided, that subject to the last sentence of this Section 6.9(e), Callaway must be in attendance for a quorum to be established. The vote of Members holding a majority of the Units present (in person or by audio or by video conferencing) at such meeting shall constitute the act of the Members at such meeting; provided, that the actions set forth in Section 6.9(g) shall require the affirmative vote of Callaway in accordance with the terms therein. Notwithstanding the foregoing, if a notice of meeting of the Members has been duly delivered to Callaway in accordance with Section 6.9(d) and Callaway fails to attend two consecutive meetings of the Members, then, notwithstanding anything to the contrary herein, the requirement, if any, that the presence of Callaway at the third consecutive meeting of the Members to establish a quorum of the meeting of the Members shall be eliminated for the matters included in such notice and that are discussed and voted upon at such third consecutive meeting; provided, that the Members (including LGP and Callaway) shall use reasonable efforts to find a date and time that works for Callaway for such third consecutive meeting.

(f) Member Actions Without Meetings. Any action permitted to be taken at a meeting of the Members may be taken without a meeting by written consent of Members holding a majority of the Common Units then outstanding, which consent shall set forth the actions to be so taken; provided, that the actions set forth in Section 6.9(g) shall require Callaway’s consent in accordance with the terms therein. Any such written consent shall have the same effect as an act taken at a properly called and constituted meeting of the Members. Notice of any action to be taken without a meeting by written consent shall be given to all Members holding Common Units in accordance with Section 11.6 at least five Business Days in advance of such consent becoming effective.

(g) Minority Consent Rights.

(i) Fundamental Matters. So long as Callaway or its Affiliates hold any Equity Securities of the Company, without the prior consent of Callaway (determined in its sole discretion), the Company shall not, and shall cause each other Group Company not to take any of the following actions:

(A) any entry into, amendment of, termination of, or waiver under any contract or transaction with a Group Company, on the one hand, and LGP or its Affiliates, on the other

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hand, including any agreement or amendment to an agreement providing for the payment of any monitoring or similar fee to LGP or its Affiliates (the “Monitoring Fee Consent Right”), other than (1) pursuant to any Transaction Documents (as defined in the Purchase Agreement), (2) ordinary course commercial transactions with LGP portfolio companies on an arm’s-length basis (i.e., on terms no less favorable to such Group Company than those from Unaffiliated Persons for substantially similar goods or services), (3) LGP’s management services agreement, (4) customary expense reimbursement (limited to reasonable, out-of-pocket expenses actually incurred, without markup, overhead allocation or profit element), (5) other transactions explicitly contemplated or permitted by this Agreement, (6) transactions in which Callaway is entitled to participate on a pro rata basis with LGP or its Affiliates, as applicable, on the same terms, conditions, price, fees, expenses and information rights or (7) entry into and repayment of the Bridge Loan and the performance of obligations thereunder (as defined in the Purchase Agreement).

(B) any payment or declaration of non-pro rata dividends or distributions on, or any repurchase or redemption or other acquisition of, any Equity Securities of any Group Company, other than repurchases or redemptions (1) from employees, directors or other service providers in accordance with an incentive plan adopted by the Company and approved by the Board, (2) in connection with an IPO Reorganization pursuant to Section 8.1 and (3) in connection with an Approved Sale pursuant to Section 7.2.

(C) any (1) commencement of any voluntary case under any applicable bankruptcy, insolvency or similar law now or hereafter in effect; (2) consent to the entry of any order for relief in an involuntary case under any such law; (3) consent to the appointment or taking possession by a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of any substantial part of its property or assets of the Group Companies; (4) general assignment for the benefit of creditors; (5) wind down, dissolution or liquidation of any Group Company; provided, that the foregoing shall not apply for immaterial or inactive subsidiaries of the Company;

(D) any (1) change in the Company’s classification as a partnership for U.S. federal income tax purposes (other than in connection with an Initial Public Offering), (2) change in the classification of any of any Group Company for U.S. federal income tax purposes, or (3) transaction (other than in connection with an Initial Public Offering) that would result in the business of any Group Company being held in an entity classified as a corporation for U.S. federal income tax purposes.

(E) prior to the second anniversary of the Effective Date, any grant or issuance of Equity Securities of any Group Company (including Units, options to acquire equity securities, and securities convertible into Equity Securities), other than, in the case of Equity Securities of the Company only, (i) those pursuant to any Equity Incentive Plan or Award Agreement with respect to the Company’s employees, service providers and consultants (including the issuance of Profits Interest Units) as approved by the Board in accordance with this Agreement (provided that the number of Profits Interest Units or other incentive equity securities that the Group Companies may grant pursuant to this clause (i) shall in no event exceed 10% of the equity ownership of the Company on a fully diluted basis) and (ii) those pursuant to Section 3.4(c) in connection with a Bona Fide Emergency, subject to Callaway’s preemptive rights provided in Section 3.4 (grants and issuances permitted under immediately foregoing clauses (i) and (ii), “Permitted Equity Issuances”).

(F) prior to the second anniversary of the Effective Date, any creation, authorization or issuance of any class or series of Equity Securities of any Group Company (including by re-authorization, reclassification, alteration or amendment of any existing securities of any Group Company or otherwise), including any security or debt convertible into or exercisable for any Equity Security of any Group Company, other than the Equity Securities of the Company in a Permitted Equity Issuance.

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(G) (x) any amendment, modification or waiver (whether by merger, consolidation, operation of law or otherwise) of any provision set forth in the Certificate of Formation or this Agreement, other than (1) amendments necessary to implement a Permitted Equity Issuance or Permitted Post-Closing Syndication and (2) following the second anniversary of the Effective Date, any amendment, modification or waiver (whether by merger, consolidation, operation of law or otherwise) of any provision set forth in the Certificate of Formation or this Agreement; provided, however, that, in the case of either clause (1) or (2), (I) any such amendment, modification or waiver is not material and adverse to Callaway as compared to LGP, (II) Callaway receives reasonable advance written notice regarding the circumstances of any proposed amendment or waiver to be entered into without its consent, and the other Members consider in good faith any reasonable comments by Callaway, and (III) no rights specifically granted to Callaway by name are amended, modified or waived without the prior written consent of Callaway; and (y) any amendment, modification or waiver (whether by merger, consolidation, operation of law or otherwise) of any organizational or governing documents of the Group Companies (other than the Company), except in the case that (1) such amendment or waiver that is not material and adverse to Callaway as compared to LGP and (2) Callaway receives reasonable advance written notice regarding the circumstances of any proposed amendment or waiver to be entered into without its consent, and the other Members consider in good faith any reasonable comments by Callaway.

(H) any agreement or commitment to do any of the foregoing.

(ii) Major Matters. Until Callaway or its Affiliates hold less than 25% of Callaway’s Initial Common Units, without the prior consent of Callaway (determined in its sole discretion), the Company shall not, and shall cause each other Group Company not to take any of the following actions:

(A) any grant or entry into a license, sublicense, lease or other right to use material intellectual property of a Group Company to a Callaway Competitor; and

(B) any (1) adoption or change in a tax reporting position, tax election, income allocation or method of tax accounting, in each case, that would have a disproportionate adverse impact on Callaway (determined without regard to any tax attributes of Callaway (or its Affiliates)) or (2) filing of an amended tax return or entry into a tax planning transaction that would have a disproportionate adverse impact on Callaway (determined without regard to any tax attributes of Callaway (or its Affiliates)).

(iii) Non-Fundamental Matters. Until Callaway or its Affiliates hold less than 45% of Callaway’s Initial Common Units, without the prior consent of Callaway (determined in its sole discretion), the Company shall not, and shall cause each other Group Company not to take any of the following actions:

(A) any merger, consolidation, share exchange, restructuring, recapitalization, reorganization, acquisition, Sale of the Company, investment or other business combination of any Group Company with, in or into any other Person, other than (1) pursuant to Section 7.2 or (2) for an amount less than or equal to $50,000,000 in any single transaction or series of related transactions.

(B) any Transfer (including by way of spin-out), divestiture, lease, license, assignment, pledge, encumbrance or other disposition by any Group Company of any tangible or intangible assets, in each case, for consideration (including the assumption of liabilities, whether direct or indirect) in excess of $50,000,000 in any single transaction or series of related transactions, other than (1) pursuant to Section 7.2, (2) pursuant to a sale leaseback transaction occurring in the ordinary course of business consistent with the Company’s past practices, and (3) pursuant to sale leaseback transaction involving the properties set forth on Schedule 6.9(g)(iii)(B).

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(C) any incurrence of, or granting of a Lien to secure, any Indebtedness if (x) after giving effect to such incurrence and the use of proceeds therefrom (and in each case under this subclause (x), taking into account borrowings under any revolving facility only to the extent drawn on the effective date thereof) but without giving effect to the cash proceeds of such Indebtedness then being incurred), the ratio of Consolidated Net Debt of the Group Companies to Consolidated Adjusted EBITDA of the Group Companies (the “Total Net Leverage Ratio”) exceeds 3.00:1.00, or (y) after giving effect to such incurrence and the use of proceeds therefrom (and in each case under this subclause (y), calculated as if any Indebtedness in the form of a revolving facility were fully drawn on the effective date thereof (and from and after such date of incurrence, for purposes of this subclause (y), the amount of such commitment (or portion thereof) that is effective and unused shall be deemed to be fully drawn) but without giving effect to the cash proceeds of such Indebtedness then being incurred), the Total Net Leverage Ratio exceeds 3.50:1.00, in each case calculated as of the date of such incurrence; provided, however, that notwithstanding the foregoing, in the event that any Group Company enters into a revolving credit facility in compliance with this Section 6.9(g)(iii)(C) (including compliance with such ratio), subsequent drawdowns under such revolving facility need not comply with such ratio; provided, further that, for the avoidance of doubt, in no event shall Callaway be required to grant any lien or pledge on any of its Equity Securities in the Group Companies to secure any such Indebtedness or to provide any guaranty or other credit support of any kind for any such Indebtedness without Callaway’s express prior written consent (in its sole discretion). As used in this Section 6.9(g)(iii)(C), (x) each of the terms “Indebtedness”, “Consolidated Net Debt”, and “Consolidated Adjusted EBITDA”, in each case, including the component definitions thereof, shall have the definitions set forth in the Credit Agreement as in effect on the Effective Date (or as may be amended, restated, amended and restated, supplemented or otherwise modified from time to time in a manner that is not (individually or taken as a whole) adverse to the interests of Callaway Parent (as determined by Callaway Parent in its sole discretion), and (y) notwithstanding the foregoing or anything to the contrary in the Credit Agreement or otherwise, “Consolidated Adjusted EBITDA” shall at all times be calculated to be burdened by any interest expense (including imputed interest) paid or payable in cash in respect of (i) any deemed landlord financing liabilities, (ii) any finance lease liabilities associated with a venue or ground lease and/or (iii) any obligation with respect to a lease related to the land and improvements for any venue or location that, in accordance with GAAP, is required to be treated as a capital lease.

(D) any increase or decrease in the number of authorized Board Members on the Board, or any modification in the number of Board Members each member is entitled to designate to the Board, except pursuant to an amendment of this Agreement in accordance with Section 11.1 (and subject, for the avoidance of doubt, to Section 6.9(g)(i)(G)).

(E) any approval or amendment to the Annual Budget; provided, that this clause (E) shall only apply if (1) EBITDA (to be defined consistent with the management presentation for the most recently completed Fiscal Year) has fallen more than 10% as compared to the preceding Fiscal Year or (2) if the Annual Budget contemplates that a Group Company will issue New Securities and Callaway would be required to fund $20,000,000 or more as part of such issuance in order to maintain its then-current Percentage Interest; provided, that, for the avoidance of doubt, any definition of EBITDA shall be burdened by any interest expense (including imputed interest) paid or payable in cash in respect of (i) any deemed landlord financing liabilities, (ii) any finance lease liabilities associated with a venue or ground lease and/or (iii) any obligation with respect to a lease related to the land and improvements for any venue or location that, in accordance with GAAP, is required to be treated as a capital lease.

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(F) any hiring or termination of (other than for cause) the chief executive officer of the Company or hiring any replacement thereof.

(G) any appointment or removal of Company’s independent auditors.

(H) any material change in any accounting or legal compliance policy of any Group Company unless required in the good faith opinion of the Board by changes in law, regulation, or accounting principles.

(I) any entry into any new line of business that is not at such time conducted by the Group Companies (other than natural extensions of the Company’s existing line of business (golf entertainment venues with an integrated bar and restaurant)) that would be material to the Group Companies, taken as a whole.

(J) any material loan or advance to any Person, other than advances of business expenses in the ordinary course of business consistent with past practice and the Group Companies’ policies.

(K) any entry into or formation of any joint venture, strategic alliance, partnership or similar collaboration, or any commitment to contribute assets, services or intellectual property thereto, in each case other than (1) the entry into franchise arrangements in the ordinary course of business consistent with past practices of the Group Companies or (2) if the aggregate value of such joint venture, strategic alliance, partnership or commitment thereto would be valued, or requires payments, in an amount less than or equal to $50,000,000.

(L) except in the ordinary course of business consistent with past practice and except with respect to any investigation by a regulatory or Governmental Entity, any initiation, settlement, or compromise of any material litigation, arbitration, investigation, audit, or other proceeding (1) involving amounts in excess of $10,000,000 (whether or not covered by insurance), (2) of a criminal nature or (3) involving a material request for equitable or injunctive relief against any Group Company.

(M) any agreement or commitment to do any of the foregoing.

(h) Minority Consultation Rights. Until Callaway or its Affiliates hold less than 45% of Callaway’s Initial Common Units, the Company shall not, and shall cause each other Group Company not to, take any of the actions set forth below in this Section 6.9(h) (x) without consulting with Callaway in advance of such action and (y) unless the Board (or equivalent governing body) considers in good faith any objections or comments made by Callaway with respect to such proposed action:

(i) any approval or modification of the Annual Budget, except if approval or modification is required by Section 6.9(g)(iii)(E);

(ii) with respect to any chief executive officer, chief operating officer, chief financial officer, chief compliance officer or general counsel (or other similarly situated C-suite level executives) of the Group Companies (the “C-Suite Executives”), any material change to the remuneration (including equity awards) of any C-Suite Executive or any adoption of any material changes in compensation policies as in effect from time to time affecting such C-Suite Executives; and

(iii) without limiting the consent of Callaway required by Section 6.9(g)(iii)(F), any hiring or termination of, or material alteration of the responsibilities of, the C-Suite Executives.

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Section 6.10 Reliance by Third Parties. Any Person dealing with the Company, the Board or any Officer may rely upon a certificate signed by the Board or any Officer as to:

(a) the identity of the Board Members, any Member or any Officer;

(b) the existence or non-existence of any fact or facts which constitute a condition precedent to acts by the Board or Officers or in any other manner germane to the affairs of the Company;

(c) the Persons who are authorized to execute and deliver any instrument or document for or on behalf of the Company;

(d) the authorization of any action by or on behalf of the Company by the Board or any Officer or agent acting on behalf of the Company; or

(e) any act or failure to act by the Company or as to any other matter whatsoever involving the Company, the Board, any Member or any Officer (in each case in relation to this Agreement or the business of the Company).

Section 6.11 Indemnification; Exculpation.

(a) To the fullest extent permitted by law, as the same exists or may hereafter be amended, the Company shall indemnify and hold harmless each Person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including an action by or in the right of the Company to procure a judgment in its favor (each, a “Proceeding”) by reason of the fact that such Person is or was a (i) Board Member, (ii) a Committee Member, (iii) a Member or an Affiliate thereof (other than a Group Company), (iv) an officer, director, employee, agent, Affiliate, member, partner or equityholder of a Person named in clause (i), clause (ii) or clause (iii) (other than a Group Company) or (v) if and to the extent determined by the Board, any Officer of the Company (the Persons referenced in clauses (i) through (v), each, an “Indemnitee”); provided, however, that, the Company shall not indemnify or advance expenses to an Indemnitee for any act or omission of the Indemnitee constituting fraud, bad faith, or gross negligence or, in the case of an Officer, breach of fiduciary duty, in each case as determined by a final judgment, order or decree of an arbitrator or a court of competent jurisdiction (which is not appealable or with respect to which the time for appeal therefrom has expired and no appeal has been perfected). In connection with the foregoing, the termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Indemnitee’s conduct constituted fraud, bad faith, gross negligence, or breach of fiduciary duty (as applicable).

(b) No Indemnitee shall be liable to the Company or any Member, or any other Person bound by this Agreement, for monetary damages, except as a result of any action or omission of the Indemnitee constituting fraud, bad faith or gross negligence or, in the case of an Officer, breach of fiduciary duty, in each case as determined by a final judgment, order or decree of an arbitrator or a court of competent jurisdiction (which is not appealable or with respect to which the time for appeal therefrom has expired and no appeal has been perfected).

(c) Notwithstanding anything to the contrary contained herein, the indemnification and exculpation provisions of this Section 6.11 shall not extend to, with respect to a claim made by a Group Company directly against an Officer, employee or consultant, any liabilities arising from the acts or omissions of any Person who is also an Officer, employee of or consultant to the Company or any Subsidiary of the Company in violation of any employment or other agreement or written policy to which such Person is a party or by which such Person is otherwise bound with respect to such employment or consulting arrangement.

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(d) Subject to Section 6.11(a), Section 6.11(b) and Section 6.11(c), the Company shall to the fullest extent not prohibited by applicable law pay the expenses (including reasonable attorneys’ fees) incurred by an Indemnitee in defending or otherwise participating in any Proceeding in advance of its final disposition; provided, however, that an advancement of expenses incurred by an Indemnitee shall be made only upon the Company’s receipt of an undertaking, by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such Indemnitee is not entitled to be indemnified under this Section 6.11 or otherwise. The rights provided to Indemnitees pursuant to this Section 6.11 shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the Indemnitee’s heirs, executors and administrators.

(e) The rights provided to an Indemnitee pursuant to this Section 6.11 shall not be exclusive of any other right which such Indemnitee may have or hereafter acquire under applicable law, this Agreement, an agreement or otherwise.

(f) Any repeal or amendment of this Section 6.11 by the Members or by changes in law, or the adoption of any other provision of this Agreement inconsistent with this Section 6.11, will, to the extent permitted by applicable law, be prospective only (except to the extent such amendment or change in applicable law permits the Company to provide broader indemnification rights to Indemnitees on a retroactive basis than permitted prior thereto), and will not in any way diminish or adversely affect any right or protection existing hereunder in respect of any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

(g) The Company shall purchase and maintain insurance, on behalf of any of the Indemnitees and such other Persons as the Board shall determine, against any liability that may be asserted against or expenses that may be incurred by such Person in connection with the Company’s activities, regardless of whether the Company would have the power to indemnify such Person against such liability under the provisions of this Agreement.

(h) Any liabilities which an Indemnitee incurs as a result of acting on behalf of the Company or the Board (whether as a fiduciary or otherwise) in connection with the operation, administration or maintenance of an employee benefit plan or any related trust or funding mechanism (whether such liabilities are in the form of excise taxes assessed by the United States Internal Revenue Service, penalties assessed by the U.S. Department of Labor, restitutions to such a plan or trust or other funding mechanism or to a participant or beneficiary of such plan, trust or other funding mechanism, or otherwise) shall be treated as liabilities or judgments or fines under this Section 6.11.

(i) Subject to the other provisions of this Section 6.11, an Indemnitee shall not be denied indemnification in whole or in part under this Section 6.11 because the Indemnitee or its Affiliates had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement (including Section 6.12).

(j) If any Indemnitee believes that it has a claim for indemnification under this Section 6.11, such Indemnitee shall so notify the Company, promptly in writing describing such claim, the amount thereof, if known, and the method of computation of such claim, all with reasonable particularity and containing a reference to the provisions of this Agreement in respect of which such claim shall have arisen; provided, that failure to timely provide the Company such notice shall not affect the right of the Indemnitee to indemnification hereunder, unless (and then solely to the extent) that the Company is prejudiced as a result of such failure.

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(k) This Section 6.11 shall not limit the right of the Company, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other than Indemnitees. In the event that individual indemnification agreements are provided by any Group Company to any individual Board Members, similar agreements shall be provided to the other Board Members.

(l) Any indemnification pursuant to this Section 6.11 will be made only out of the assets of the Company and will in no event cause any Member to incur any personal liability nor shall it result in any liability of any Member to any third party.

(m) The Company hereby acknowledges that any Indemnitee may have certain rights to indemnification, advancement of expenses, or insurance provided by a Member or its Affiliates (other than a Group Company) (collectively, the “Parent Indemnitors”). The Company hereby agrees (i) that it is the indemnitor of first resort (i.e., its obligations to Indemnitee are primary and any obligation of the Parent Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by Indemnitee are secondary), (ii) that it shall be required to advance expenses and to provide indemnification hereunder without regard to any rights Indemnitee may have against the Parent Indemnitors, and (iii) that it irrevocably waives, relinquishes, and releases the Parent Indemnitors from any and all claims against the Parent Indemnitors for contribution, subrogation, or any other recovery of any kind in respect thereof. The Company further agrees that no advancement or payment by the Parent Indemnitors on behalf of Indemnitee with respect to any claim for which Indemnitee has sought indemnification from the Company shall affect the foregoing and the Parent Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of Indemnitee against the Company.

Section 6.12 Other Activities. Notwithstanding any duty otherwise existing at law or in equity, and in furtherance (and not in limitation) of the elimination of fiduciary duties set forth in Section 6.13, but subject to the immediately following sentence, the Company, each Member, and each other person bound by this Agreement, acknowledges and affirms that (a) each of LGP and Callaway and their respective Member Groups may engage or invest in, and devote its time to, any other business venture or activity of any nature and description, whether or not such activities are considered competitive with the Group Companies, and neither the Company nor any Member shall have any right by virtue of this Agreement or the relationship created hereby in or to such other venture or activity of such Member Group (or to the income or proceeds derived therefrom), and the pursuit of such other venture or activity shall not be deemed wrongful or improper, (b) in connection with the foregoing, none of LGP, Callaway or their respective Member Groups shall be required to provide any notice to, or receive any approval from, or effect any sharing with, any of the other Members or the Company, (c) the legal doctrines of “corporate opportunity,” “business opportunity” and similar doctrines shall not be applied to any such competitive venture or activity of LGP, Callaway or their respective Member Groups, (d) none of LGP, Callaway or their respective Member Groups shall have any obligation to the Company or any other Member with respect to any opportunity, (e) without limiting the foregoing, none of LGP, Callaway or their respective Member Groups shall (to the fullest extent permitted by law) have any duty to refrain from investing in any Person which is engaged in the same or similar business as the Company or any of its Affiliates, and (f) none of LGP, Callaway or their respective Member Groups shall (to the fullest extent permitted by law) be deemed to have breached any duty to the Company, any Member or any other Person bound by this Agreement by reason of engaging in any such activity.

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Section 6.13 No Duty.

(a) This Agreement is not intended to, and does not, create or impose any fiduciary duty on the Board Members, the Members or any of their respective Affiliates, or if and to the extent determined by the Board, any Officer of the Company (collectively, the “Participants”). Further, the Company, each Member and each other Person bound by this Agreement hereby waives any and all fiduciary duties that would otherwise be owed to the Company or to such Person by any Participant (including those fiduciary duties that, absent such waiver, may be implied by law) but for the provisions of this Agreement (including this Section 6.13), and in doing so, the Company, each Member and each other Person bound by this Agreement recognizes, acknowledges and agrees that the duties and obligations of the Participants to the Company, each Member and each other Person bound by this Agreement are only as expressly set forth in this Agreement, except as provided in Section 6.13(c) and the last sentence of Section 6.8. To the maximum extent permitted by law, and notwithstanding any duty otherwise existing at law or in equity, but except as provided in Section 6.13(c) and the last sentence of Section 6.8, no Participant shall owe any duty (including any fiduciary duty) to the Company, to any Member or to any other Person bound by this Agreement; provided, that the foregoing shall not, and nothing in this Section 6.13 or otherwise in this Agreement shall, eliminate the implied contractual covenant of good faith and fair dealing. To the extent permitted by applicable law, the parties hereto acknowledge and agree that any Participant acting in good faith with respect to the terms of this Agreement shall (i) be deemed to be acting in compliance with such implied contractual covenant, and (ii) not be liable to the Company, to any Member or to any other Person that is a party to or is otherwise bound by (or is a beneficiary of) this Agreement for its reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict or eliminate the duties and liabilities of a Participant otherwise existing at law or in equity in respect of the Company or this Agreement, are agreed by all parties hereto to replace fully and completely such other duties and liabilities.

(b) Whenever in this Agreement a Member or a Board Member (including the full Board) is permitted or required to take any action or to make a decision or determination in its “sole discretion” or “discretion,” with “complete discretion” or under a grant of similar authority or latitude, such Member or Board Member, as applicable, will be entitled to consider such interests and factors as such Member or Board Member desire (including the interests of such Member or Board Member or such Member’s or Board Member’s Affiliates). Whenever in this Agreement a Member or a Board Member (including the full Board) is permitted or required to take any action or to make a decision or determination in its “good faith” or under another express standard, such Member or any Board Member will act under such express standard and, to the extent permitted by applicable law, will not be subject to any other or different standards imposed by this Agreement or any other agreement contemplated herein, and, notwithstanding anything contained herein to the contrary, so long as such Member or Board Member, as applicable, acts in good faith, the resolution, action or terms so made, taken or provided by such Member or Board Member (or Board) will not constitute a breach of this Agreement or any other agreement contemplated herein or impose liability upon such Member or Board Member or any of such Member’s or Board Member’s Affiliates, employees, agents or representatives.

(c) Notwithstanding the foregoing, nothing in this Section 6.13 shall eliminate, waive or otherwise modify any obligations or duties owed by any Officer or employee of the Group Companies under this Agreement, pursuant to the terms of such Officer’s or employee’s employment with the Group Companies or otherwise under applicable law as a result of such Officer’s or employee’s employment with the Group Companies.

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(d) A Participant may consult with legal counsel and accountants (and other similar experts) and any act or omission suffered or taken by a Participant on its own behalf or, to the extent consistent with its authority granted in this Agreement, on behalf of the Company, in good faith in reliance upon and in accordance with the advice of such counsel or accountants (or other similar experts) will be full justification for any such act or omission, and such Participant will be fully protected (and shall not be liable to the Company, any Member, or any other Person that is a party to or is otherwise bound by (or is a beneficiary of) this Agreement) in so acting or omitting to act, so long as such counsel or accountants (or other similar experts) were selected with reasonable care. The preceding sentence will in no way limit any Person’s right to rely on information to the extent provided in Section 18-406 of the Act.

(e) Without limiting the generality of the foregoing clause (a), and notwithstanding anything in this Agreement to the contrary, except as provided in Section 6.13(c) and the last sentence of Section 6.8, this Agreement is not intended to, and does not, create or impose any express or implied duty (including any fiduciary duty and, for purposes of clarity, any prohibition on usurping opportunities of the Company) otherwise existing at law or in equity on any Participant or the Company. To the fullest extent permitted by applicable law, and notwithstanding any duty otherwise existing at law or in equity, except as provided in Section 6.13(c) and the last sentence of Section 6.8, each of the Company and the Participants and any other Person that is a party to or is or becomes otherwise subject to or bound by this Agreement (including (i) the Company in its capacity as a debtor or debtor in possession in a Bankruptcy case commenced under title 11 of the United States Code (a “Bankruptcy Case”), (ii) any successor to the Company in a Bankruptcy Case or otherwise, including a trustee, a litigation trust or estate representative, including a representative under 11 U.S.C. § 1123(a)(5), and (iii) any creditor or equity holder or committee of creditors or equity holders seeking or obtaining standing to assert claims of the estate in a Bankruptcy Case) (each of the foregoing, a “Bound Party”) hereby expressly waives all fiduciary duties and, for purposes of clarity, any prohibition on usurping opportunities of the Company, that absent such waiver, may be implied at law or in equity or otherwise owed to a Bound Party, and in doing so, recognizes, acknowledges and agrees that the duties and obligations of the Participants are only as expressly set forth in this Agreement.

ARTICLE VII

INTERESTS AND TRANSFERS OF INTERESTS

Section 7.1 Restriction on Transfers and Encumbrances.

(a) No Member or Assignee may Transfer, or create an Encumbrance with respect to, all or any portion of its Units (or beneficial interest therein) without the prior unanimous written consent of the Board, except that such consent shall not be required for any Transfer of all or any portion of a Member’s or Assignee’s Units (or beneficial interest therein):

(i) to any Permitted Transferee of the Member; provided, however, that, in the event a Permitted Transferee holding Units hereunder ceases to constitute a Permitted Transferee of a transferring Member, then such Permitted Transferee shall, prior to ceasing to be a Permitted Transferee, Transfer such applicable Units back to such transferring Member (or a Permitted Transferee thereof);

(ii) in accordance with Section 7.2, Section 7.3 (as a Participating Member or, in the case of LGP and Callaway, as a Selling Member, Non-Selling Member, Initiating Member or Participating Member), Section 7.4 or Article VIII; and

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(iii) until the six-month anniversary of the Effective Date, LGP may Transfer an aggregate of (x) [ • ]2 of its Common Units to Unaffiliated Persons who are: (A) chief executive officers of portfolio companies of LGP and its Affiliates, (B) limited partners of LGP and its Affiliates and (C) lenders (or affiliates of lenders) to the Group Companies; and (y) [ • ]3 of its Common Units to [Erik Anderson/WestRiver Group] (each of the Persons described in clauses (x) and (y), a “Syndication Party”); provided, that (1) the Syndication Parties described in clauses (x)(A) and (x)(B) shall be required to hold any Equity Securities of the Group Companies through an aggregator entity managed and controlled by LGP, (2) the Syndication Party described in clause (x)(C) shall not have any governance, consent or liquidity rights other than minority protective and other rights customary for a transaction of this type as described on Schedule 7.1(a)(iii), including (I) consent rights over material, adverse and disproportionate amendments to this Agreement, (II) the right to participate in a contemplated Member Sale pursuant to Section 7.3(c) and (III) a consent right over non-pro rata distributions of Available Cash, but excluding any right to appoint a Board Member, (3) the Syndication Party described in clause (y) shall not have any governance, consent or liquidity rights other than minority protective and other rights customary for a transaction of that type, including the rights described in clauses (2)(I) through (2)(III) and a right to appoint a Board Member and (4) LGP in no event shall be permitted to Transfer more than [ • ]4 Common Units in the aggregate pursuant to this Section 7.1(a)(iii); provided, further, that any Transfer to a Syndication Party occurs at the Initial Common Unit Purchase Price (without any discount, offset or other economic accommodation). Any Transfer by LGP to a Syndication Party in accordance with this Section 7.1(a)(iii) is hereinafter referred to as a “Permitted Post-Closing Syndication.” Notwithstanding anything to the contrary set forth herein, following the six-month anniversary of the Effective Date, this Section 7.1(a)(iii) shall be terminated and shall have no force or effect.

(b) Notwithstanding anything to the contrary contained herein, prior to the second anniversary of the Effective Date, Callaway shall not be permitted to Transfer any of its Units except pursuant to Section 7.1(a)(i), Section 7.2, Section 7.3(c) (as a Participating Member) or with unanimous written consent of the Board.

(c) Notwithstanding anything to the contrary contained herein, Profits Interest Units may not be Transferred, other than to Permitted Transferees and in accordance with any applicable Equity Incentive Plan and/or Award Agreement.

(d) Any purported Transfer or Encumbrances that does not comply with this Article VII will be null and void ab initio for any and all purposes and shall not confer on any transferee or purported transferee any rights whatsoever, and neither the Company nor any Member hereto shall recognize any such purported Transfer or Encumbrance.

(e) If a Member Transfers any of its Units pursuant to this Article VII, the transferee of any such permitted Transfer shall receive such Units subject to all terms and conditions applicable to such Units prior to such Transfer (including, for the avoidance of doubt, restrictions on Transfer). To the fullest extent permitted by law, any purported Transfer or Encumbrance which is not in accordance with, or subsequently violates, this Agreement shall be null and void.

(f) Notwithstanding anything to the contrary contained herein, as a condition precedent to the making of any Transfer of Units, the Board may require (i) reasonable supporting documentation demonstrating that such Transfer complies with this Agreement (and any applicable Award Agreement) and applicable law (including the Securities Act and all applicable state securities laws), (ii) execution by the transferee of such Transfer of a joinder agreement to this Agreement in form and substance reasonably satisfactory to the Board, and (iii) the payment of a sum sufficient to cover the amount of any taxes or other governmental charges incident thereto.

[2]	Note to Draft: To be capped at an aggregate of $100m.
[3]	Note to Draft: To be capped at an aggregate of $100m.
[4]	Note to Draft: To be capped at an aggregate of $150m.

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(g) Notwithstanding any other provision of this Agreement, except as otherwise determined by the Board, no Transfer may be effected (i) by a Member if such Transfer would cause the Company to be treated as an association or “publicly traded partnership” taxable as a corporation for U.S. federal or other applicable income tax purposes or to be unable to rely on the safe harbor contained in Treasury Regulations 1.7704-1(h), (ii) by a Member that is not a “United States person” within the meaning of Section 7701(a)(30) of the Code, unless such Member and the transferee have delivered to the Company, in respect of the relevant Transfer, written evidence that all required withholding under Section 1446(f) of the Code will have been done and duly remitted to the applicable taxing authority or duly executed certifications (prepared in accordance with the applicable Treasury Regulations or other authorities) of an exemption from such withholding, (iii) to a transferee that is not an “accredited investor” (as such term is defined in Regulation D under the Securities Act), or (iv) to a Prohibited Transferee, unless such Transfer is an Approved Sale that results in Callaway no longer holding any Common Units of the Company.

(h) For the avoidance of doubt and notwithstanding anything to the contrary contained herein, nothing in this Agreement shall prohibit or prevent (i) (A) any pledge of, mortgage of or grant of a security interest in or lien on, or other encumbrance in the nature of a pledge of, mortgage of or grant of a security interest in or lien on) (1) any equity interests (e.g., capital stock) or other ownership interests of any direct or indirect parent entity, equity holder or investor of any Member (other than a direct or indirect parent entity of any Member that is a special purpose vehicle (an “SPV Entity”)) (each, a “Parent Entity”), or (2) any tangible or intangible assets of any Parent Entity (excluding any equity interest in the Company or any SPV Entity) (including, in each case, in favor of any creditor or to otherwise secure any indebtedness or other obligations of such Member and/or any Parent Entity thereof) to secure the obligations of a Parent Entity to any Person providing any bona fide loan, letter of credit or other extension of credit to or for the account of such Parent Entity, or (B) any foreclosure, deed-in-lieu of foreclosure or other exercise of remedies with respect to any of the foregoing (and any such pledge mortgage, security interest, lien, other encumbrance in the nature of a pledge, mortgage, security interest or lien, or foreclosure, deed-in-lieu of foreclosure or other exercise of remedies, in each case, in accordance with the foregoing subclauses (A) and (B), shall not constitute a Sale of the Company); provided, that no such pledge of, mortgage of or grant of a security interest in shall in any way affect any of Callaway’s obligations or liabilities under this Agreement; and (ii) any direct or indirect sale, transfer, assignment, gift, bequest or disposition by other means of the equity securities or assets of Callaway Parent (excluding any equity interest in the Company or any SPV Entity) or any reorganization, recapitalization or similar transaction involving Callaway Parent.

Section 7.2 Drag-Along Rights.

(a) In the event that (i) the Board (subject to any approval rights under Section 6.9(g)) and (ii) a Member that holds (together with its Affiliates) more than 40% of the outstanding Common Units, each approve a Sale of the Company (an “Approved Sale”), then, so long as both clauses (i) and (ii) are satisfied, subject to the other applicable provisions in this Article VII, if elected by the Board, the Company shall deliver a written notice to all Members, specifying in reasonable detail the identity of the prospective purchaser(s), the number of Units to be Transferred (if the Approved Sale is structured as a Transfer of Units), the proposed amount and form of consideration for such Units and the other material terms and conditions of the Approved Sale (a “Drag-Along Notice”). Upon receipt of a Drag-Along Notice, each Member agrees to vote in favor of, support, consent to and raise no objections against such Approved Sale. No Member shall have (and each Member hereby waives) any dissenters’ rights, appraisal rights or similar rights under applicable law or otherwise. If the Approved Sale is structured as a Transfer of Units, each Member shall, if requested by the Board, sell the applicable proportion of each class and series of Units that is proposed by the Board to be included in the Approved Sale on the terms and conditions approved by

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the Board; provided, that the price and other terms and conditions of the Approved Sale comply with the provisions of this Section 7.2. Each Member shall take all reasonably necessary actions in connection with the consummation of the Approved Sale as reasonably requested by the Board, including executing such documents as are approved by the Board; provided, that the other requirements of this Section 7.2 are satisfied.

(b) The Members shall be obligated to sell their pro rata number of Units and rights to acquire Units, if any, in an Approved Sale pursuant to this Section 7.2 so long as: (i) the price and form of consideration to be paid for the Units included in the Approved Sale is the same for all Members, subject to any applicable Distribution Thresholds, any tax or other amounts required to be withheld or deducted under applicable law and the provisions of Section 4.2, except that (A) this clause (i) shall not entitle any Member to receive any form of consideration that is required to be registered under the Securities Act unless such Member is an accredited investor or another applicable exemption applies; and (B) upon the request of the purchaser(s) in the Approved Sale for a roll over, LGP shall be permitted to elect (but shall not be required) to roll its Units into equity securities of such purchaser(s) or an Affiliate thereof (and such election shall not need to be provided to all other Members); provided, that (1) if LGP or its Permitted Transferees roll over any portion of their Units in connection with an Approved Sale, LGP will use good faith efforts to require that the prospective purchaser(s) offer Callaway the opportunity to roll over a pro rata amount of Callaway’s Units and (2) if, despite such efforts, the prospective purchaser(s) does not allow Callaway to participate (or Callaway elects not to participate) in such rollover, the cash consideration that Callaway receives in the Approved Sale per Unit shall be no less than the Fair Market Value of the equity LGP receives in such rollover per Unit; (ii) the representations and warranties to be made by the Members in connection with such Approved Sale shall be limited to customary fundamental representations and warranties related to authority, ownership and the ability to convey title to such Units; (iii) no purchaser is an Affiliate of any Member; (iv) none of the Members shall be required to execute any agreements with noncompete and/or other post-closing restrictive covenants; (v) unless such Approved Sale results in Callaway no longer holding any Common Units of the Company, no purchaser is a Prohibited Transferee; and (vi) subject to the foregoing, the terms and conditions of the Approved Sale applicable to the Members are the same for all Members holding the same class of Units (disregarding any tax impact particular to any Member). The pro rata number of Units required to be sold by the Members pursuant to this Section 7.2 shall include Vested Profits Interest Units and, if determined by the Board in its sole discretion, Unvested Profits Interest Units which (x) to the extent sold in the Approved Sale, shall become Vested Profits Interest Units upon the consummation of the Approved Sale and (y) to the extent not sold in the Approved Sale, may be cancelled or assumed, continued, converted or replaced with substantially similar awards by the purchaser(s) in the Approved Sale (or a successor entity or its parent or subsidiary) (unless otherwise set forth in the applicable Award Agreement). The proceeds of any Approved Sale under this Section 7.2 shall be allocated among the transferring Members based upon the classes of Units included in such Transfer by each of the transferring Members as if the proceeds of such Transfer were paid to such transferring Members pursuant to Section 4.2(c).

(c) The Company shall bear the costs of any sale of Units pursuant to an Approved Sale to the extent such costs are incurred by the Company and are not otherwise paid by the purchaser(s). Costs incurred by the Members on their own behalf shall not be considered costs of the Approved Sale. Any expense reimbursement, topping fee, break-up fee or other amounts payable to an acquiring party pursuant to a definitive agreement shall be the obligation of the Company. Each Member selling Units pursuant to an Approved Sale shall be obligated to severally, but not jointly, on a pro rata basis (based on the proceeds to be received in the Approved Sale) participate in any indemnification or other obligations that are part of the terms and conditions of the Approved Sale; provided, that such obligations of each Member shall be capped at the proceeds received by such Member (absent fraud).

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(d) If a Member is a Blocker Corporation or is owned directly or indirectly in whole or in part by a Blocker Corporation, at such Member’s election, the Company shall use commercially reasonable efforts to permit the owners of such Blocker Corporation (each, a “Blocker Seller”) to sell the shares of the Blocker Corporation in lieu of selling the Units held (directly or indirectly) by such Blocker Corporation in any Approved Sale in exchange for consideration equal to the value of the Units held (directly or indirectly) by such Blocker Corporation (as appropriately adjusted for any partial sale); provided, that (i) the consideration allocable to each Blocker Seller may be appropriately adjusted to account for any assets (other than its direct or indirect interest in Units) or liabilities (other than tax liabilities attributable to the ownership of Units) of the Blocker Corporation in a manner determined in good faith by the Board; (ii) each Blocker Seller shall make customary representations (including that the Blocker Corporation has not had any material assets other than its direct or indirect interest in Units and any cash attributable thereto) and provide customary covenants with respect to the Blocker Corporation; (iii) if the purchaser in any Approved Sale is legally or contractually precluded from acquiring the shares of the Blocker Corporation, or is unwilling to do so at any price, the consideration shall be allocated among the Units such that each Blocker Seller receives the same per-Unit consideration (after reduction for any taxes paid or payable by the Blocker Corporation in connection with the Approved Sale) as the other Members holding the same series or class(es) of Units.

Section 7.3 Right of First Offer and Tag-Along Rights.

(a) Subject to Section 7.1(b) and except for Transfers pursuant to Section 7.2 and Section 8.1, each time Callaway, LGP or their respective Permitted Transferees desire to Transfer, directly or indirectly, Units (excluding, for clarity, Profits Interest Units) to a third-party purchaser (other than a Permitted Transferee of such Member) (such Transfer, a “Member Sale” and such Member, a “Selling Member”), the provisions of this Section 7.3 shall be applicable.

(b) Right of First Offer.

(i) A Selling Member shall first deliver to Callaway or LGP, as applicable (the “Non-Selling Member”) written notice of its intention to initiate a Member Sale pursuant to this Section 7.3(b) (a “ROFO Sale Notice”), including the number of Units such Selling Member proposes to sell (the “ROFO Units”). Within 30 days following the delivery of a ROFO Sale Notice, or such longer period as the parties mutually agree in writing (the “ROFO Notice Period”), the Non-Selling Member may deliver to the Selling Member a notice (a “ROFO Offer Notice”), which ROFO Offer Notice shall be irrevocable once delivered, stating the Non-Selling Member’s offer to purchase all (but not less than all) of the ROFO Units (a “ROFO Sale”). Such ROFO Offer Notice shall set forth the price at which the Non-Selling Member offers to acquire such ROFO Units pursuant to such ROFO Sale (the “ROFO Offer Purchase Price”) and any other material terms and conditions of the proposed offer, and shall include evidence, reasonably satisfactory to the Selling Member, that the Non-Selling Member has financial capacity or access to readily available funds to pay the full amount of the consideration payable in respect thereof.

(ii) Following receipt of a ROFO Offer Notice, the Selling Member shall then have 30 days, or such longer period as the parties mutually agree in writing (the “ROFO Acceptance Period”) to accept the Non-Selling Member’s offer as set forth in the ROFO Offer Notice by delivering a written notice (a “ROFO Acceptance Notice”) to the Non-Selling Member stating that the Selling Member is accepting the Non-Selling Member’s offer on the terms set forth in the ROFO Offer Notice. Any ROFO Acceptance Notice so delivered shall constitute a binding and irrevocable obligation for the Members to consummate the ROFO Sale at the price set forth in the ROFO Offer Notice, which amount shall be payable by the Non-Selling Member, in full, upon the closing of such ROFO Sale. Pursuant to such ROFO Sale, all of the ROFO Units shall be sold on an “as-is, where-is” basis, without any representations and warranties of any kind (other than organizational representations and warranties as to authority, enforceability, and no

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conflicts or consents, and representation and warranties confirming that the Selling Member or its Affiliate owns 100% of such ROFO Units, has not assigned any portion thereof to any Person, and that such Units will be conveyed free of liens (other than those restrictions on transfer imposed by applicable securities laws, and those liens created pursuant to this Agreement)).

(iii) If the Non-Selling Member declines to deliver a ROFO Offer Notice or if a ROFO Sale is not consummated in accordance with this Section 7.3(b), the Selling Member shall thereafter be free to, or to cause the Company to, effect a transaction that constitutes a Member Sale of the ROFO Units in compliance with the terms of this Agreement to any third party without any further need to present such opportunity to the Non-Selling Member for a period of 180 days following expiration of the ROFO Acceptance Period (which may be extended an additional 180 days as necessary to obtain required governmental approvals); provided that, if a ROFO Offer Notice in respect of such proposed Member Sale has been duly delivered, the aggregate consideration expected to be received by the Selling Member and its Affiliates in respect of such Member Sale shall not be valued at less than the ROFO Offer Purchase Price set forth in such ROFO Offer Notice. If such Member Sale is not consummated within such 180-day period, then such transaction shall again become subject to this Section 7.3. For the avoidance of doubt, (A) during such 180-day period, if the Selling Member wishes to effect a Member Sale of the ROFO Units for which the aggregate consideration shall be less than the ROFO Offer Purchase Price, the Selling Member may elect to issue a new ROFO Sale Notice, which will commence the process described in this Section 7.3 and (B) the provisions of Section 7.3(d) shall apply with respect to any Member Sale in accordance with this Section 7.3(b)(iii).

(iv) If the Non-Selling Member delivers a ROFO Offer Notice, and the Selling Member delivers a ROFO Acceptance Notice, each of the Selling Member and the Non-Selling Member shall use its respective commercially reasonable efforts to consummate such ROFO Sale, including negotiating and entering into customary agreements, delivering certificates, instruments and consents (in each case, the terms and conditions of which shall be consistent with those contemplated in Section 7.3(b)(ii)), and obtaining any applicable approvals of Governmental Entities or third parties, as may be deemed necessary or appropriate.

(v) If the Non-Selling Member delivers a ROFO Offer Notice, and the Selling Member delivers a ROFO Acceptance Notice, but the closing of the ROFO Sale fails to occur within 45 days of delivery of the ROFO Acceptance Notice (which shall be extended to up to 90 days from the date of the ROFO Acceptance Notice as necessary to obtain required governmental approvals or for the Non-Selling Member to obtain financing) for any reason other than willful misconduct by the Selling Member, the Selling Member shall be entitled to cause the consummation of a Member Sale to a third party on such terms (including price) as if no ROFO Offer Notice had been delivered.

(c) Tag-Along.

(i) Other than a Transfer pursuant to Section 7.1(a)(i), Section 7.1(a)(iii) or Section 7.2, in the event of any valid Transfer by a Member permitted by Section 7.1, such Member (the “Initiating Member”, and together with any Selling Member, a “Transferring Member”) shall deliver written notice (a “Co-Sale Notice”) of its intention to initiate such Transfer (a “Tag Sale”) to Members holding Common Units, with such Co-Sale Notice including the number of Units such Initiating Member proposes to sell in such Tag Sale. Within 30 days after the delivery of a Co-Sale Notice (or such longer period as the parties mutually agree in writing), any Member holding Common Units may elect to participate in the contemplated Tag Sale by delivering irrevocable written notice to the Initiating Member (the “Tag-Along Notice”). If a Member has elected to participate in such contemplated Tag Sale (a “Participating Member”), then the Initiating Member and each Participating Member shall be entitled to Transfer a number of Units (excluding, for clarity, Profits Interest Units) in the contemplated Tag Sale as

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determined below. The number of Units each Participating Member shall be entitled to Transfer in the contemplated Tag Sale shall equal the aggregate number of Units to be sold in the Tag Sale multiplied by a fraction, the numerator of which is the number of Common Units held directly by such Participating Member and the denominator of which is the aggregate number of Common Units held directly by the Initiating Member and all Participating Members.

(ii) The Initiating Member shall decide whether or not to pursue, consummate, postpone or abandon any Tag Sale and the terms and conditions thereof. Neither the Initiating Member nor any of its Affiliates shall have any liability to the Company or any other Member under this Section 7.3 arising from, relating to or in connection with the pursuit, consummation, postponement or abandonment of any such Tag Sale except to the extent the Initiating Member shall have failed to comply with the provisions of this Section 7.3. To the maximum extent permitted by applicable law, in connection with any Tag Sale, the Initiating Member, each Participating Member and any Non-Selling Member hereby waive all claims in respect of any liability described in the immediately preceding sentence (including any claims for breach of fiduciary duty against an Initiating Member, Participating Member or Non-Selling Member arising out of or related to any Tag Sale and claims relating to the fairness of such Tag Sale). The Initiating Member shall use its commercially reasonable efforts to obtain the agreement of the prospective transferee(s) to the participation of the Participating Members in any contemplated Tag Sale, and the Initiating Member shall not Transfer any Units to the prospective transferee(s) unless (A) the prospective transferee(s) agrees to allow the participation of the Participating Members, or (B) the Initiating Member agrees to purchase the Units that any Participating Member would have been entitled to Transfer pursuant to this Section 7.3 on the same terms as such Common Units shall be sold to the prospective transferee(s). In the event that a Participating Member delivers a Tag-Along Notice, the aggregate consideration payable upon consummation of such Tag Sale to the Initiating Member and the Participating Members in respect of their respective Units shall be apportioned and distributed pro rata among such Members based on the number of Common Units included in such Tag Sale by such Participating Member(s) and Initiating Member(s). If, within 30 days after the delivery of the Co-Sale Notice, the Participating Member does not deliver to the Initiating Member written notice of such Participating Member’s election to participate in the contemplated Transfer, then the Initiating Member shall be entitled to Transfer to the prospective transferee(s) the number of Units specified in the Co-Sale Notice on the terms and conditions specified therein (if any).

(iii) No Member shall be required to make representations other than customary fundamental representations and warranties related to authority, ownership and the ability to convey title to its Units. Except for customary confidentiality and non-solicit/no-hire agreements, none of the Members shall be required to execute any agreements with noncompete and/or other post-closing restrictive covenants in a Transfer pursuant to this Section 7.3. All such representations shall be made or provided by each Member severally, but not jointly. To the extent indemnification is required of the Members in connection with a tag-along transaction effected pursuant to this Section 7.3, the Members participating in such transaction shall be obligated to severally, but not jointly, on a pro rata basis (based on the number of Units sold) participate in any indemnification or other obligations that are part of the terms and conditions of such transaction; provided, that the obligations of each Member shall be capped at the proceeds received by such Member (absent fraud).

(iv) The closing of a Transfer pursuant to this Section 7.3(c) shall occur simultaneously and in no event later than 90 days from the date of the Co-Sale Notice (which may be extended to up to 180 days from the date of the Co-Sale Notice as necessary to obtain required governmental approvals); if such closing does not occur within such period, the Selling Member may not Transfer the proposed Units without first complying again in full with the provisions of Section 7.3.

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(d) A Transferring Member shall have the right in connection with any Transfer pursuant to this Section 7.3 involving the sale of more than 10% of the outstanding Common Units (or in connection with the investigation or consideration of any potential such Transfer) to require the Board and the Company to reasonably cooperate with the Transferring Member in such prospective Transfer by taking commercially reasonable and customary actions reasonably requested by such Transferring Member, during normal business hours upon reasonable prior notice, and in a manner so as to not unreasonably interfere with the normal business operations of the Company or its Affiliates (including the Group Companies), including making the Group Companies’ relevant properties, books and records, and other assets reasonably available for inspection by such potential buyer(s), establishing a physical or electronic data room including materials customarily made available to potential buyer(s) in connection with such processes and making its employees reasonably available for presentations, interviews and other diligence activities, in each case subject to reasonable and customary confidentiality provisions and procedures (including, in the case of any potential strategic buyer, commercially reasonable antitrust “clean team” procedures) as determined by the Board and provided that the Company will be entitled to withhold information from the Transferring Member or such potential buyer(s) if the disclosure of such information would (A) cause the attorney-client privilege thereof to be waived or (B) violate any Group Company’s existing confidentiality or non-disclosure agreements. The Board and the Company shall provide good faith assistance to the Transferring Member with respect to the actions described in this Section 7.3(d) as reasonably requested. All out-of-pocket costs, fees and expenses incurred by the Company under this Section 7.3(d) shall be borne by the Company. For the avoidance of doubt, nothing in this Section 7.3(d) shall require the Company to engage an investment banker or pay any investment banking fees or expenses.

(e) If a Member is a Blocker Corporation or is owned directly or indirectly in whole or in part by a Blocker Corporation, at such Member’s election, the Transferring Member shall use commercially reasonable efforts to permit the Blocker Seller to sell the shares of the Blocker Corporation in lieu of selling the Units held (directly or indirectly) by such Blocker Corporation in any Transfer pursuant to this Section 7.3 in exchange for consideration equal to the value of the Units held (directly or indirectly) by such Blocker Corporation (as appropriately adjusted for any partial sale). In addition, if a Blocker Seller desires to sell the shares of a Blocker Corporation, the provisions of this Section 7.3 shall apply to the sale of such shares mutatis mutandis. In connection with any such Transfer, (i) the consideration allocable to each Blocker Seller shall be appropriately adjusted to account for any assets (other than its direct or indirect interest in Units) or liabilities (other than tax liabilities attributable to the ownership of Units) of the Blocker Corporation in a manner determined in good faith by the Board; (ii) each Blocker Seller shall make customary representations (including that the Blocker Corporation has not had any material assets other than its direct or indirect interest in Units and any cash attributable thereto) and provide customary covenants with respect to the Blocker Corporation; (iii) if the purchaser in any Transfer contemplated by this Section 7.3 is legally or contractually precluded from acquiring the shares of the Blocker Corporation, or is unwilling to do so at any price, the consideration shall be allocated among the Units such that each Blocker Seller receives the same per-Unit consideration (after reduction for any taxes paid or payable by the Blocker Corporation in connection with the Approved Sale) as the other Members holding the same series or class(es) of Units.

Section 7.4 Right to Initiate Sale Event.

(a) Following the second anniversary of the Effective Date, subject to Section 7.3(b) (but, for the avoidance of doubt, not subject to Section 7.3(c)) Callaway shall have the right, subject to Section 7.4(e), to pursue and consummate a Member Sale or require the Company to initiate a sale process for all or any portion of Callaway’s Common Units (each, a “Sale Event”), by delivering written notice thereof to the Company (a “Sale Event Initiation Notice”).

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(b) Promptly following receipt of a Sale Event Initiation Notice, Callaway shall select an independent nationally recognized investment bank (the “Independent Financial Advisor”) reasonably acceptable to LGP to assist the Company in soliciting offers for a Sale Event, and the Company shall, as promptly as reasonably practicable thereafter, engage such Independent Financial Advisor. Once the Independent Financial Advisor is selected as provided herein, the Company, acting through the Board, shall engage and instruct the Independent Financial Advisor to promptly take all necessary actions and steps to solicit offers for a Sale Event. The Company shall exercise commercially reasonable efforts to assist such Independent Financial Advisor in connection with such engagement, including the preparation of an offering memorandum and other descriptive materials and financial information regarding the Group Companies to be provided to interested parties and making management of the Group Companies available to meet with and make presentations to interested parties, in all cases during normal business hours and in a manner so as to not unreasonably interfere with the normal business operations of the Company or its Affiliates (including the Group Companies); provided, that any interested party that is a potential strategic third-party may be subject to commercially reasonable antitrust “clean team” procedures in connection with such third-party purchaser’s review of materials, as reasonably determined by the Board; provided, further, that the Company will be entitled to withhold information from any interested parties if the disclosure of such information would (i) cause the attorney-client privilege thereof to be waived or (ii) violate any Group Company’s existing confidentiality or non-disclosure agreements. All out-of-pocket costs, fees and expenses incurred in connection with a Sale Event shall be borne by Callaway; provided, that if any other Members participate in the Sale Event, such costs, fees and expenses incurred in connection with such Sale Event shall be borne proportionately between Callaway and such other participating Members on a pro rata basis (based on consideration to be received by such Members) in the Sale Event.

(c) The Company shall provide the Independent Financial Advisor with reasonable access during normal business hours upon reasonable prior notice, and in a manner so as to not unreasonably interfere with the normal business operations of the Company or its Affiliates (including the Group Companies), to (i) the book and records, including financial and accounting records, of the Group Companies and the Board and the Company shall afford such Independent Financial Advisor a meaningful opportunity to discuss such information regarding the business and operations of the Group Companies as such Independent Financial Advisor reasonably requires and (ii) such cash flow, earnings and other projections as the Independent Financial Advisor may reasonably request in connection with a Sale Event.

(d) For the avoidance of doubt, as long as a Transfer of Callaway’s Common Units occurs pursuant to a Sale Event, no approval of the Board shall be required for the consummation of such Transfer; provided, that Callaway and the Independent Financial Advisor shall keep the Board reasonably informed on a current basis and in reasonable detail of any Sale Event.

(e) Following the consummation of a Transfer pursuant to a Sale Event or the termination or abandonment of any Sale Event, Callaway may not commence a new Sale Event for a period of 12 months following the consummation of such Transfer or the termination or abandonment of the prior Sale Event (collectively, the “Cool-Off Period”). Notwithstanding the foregoing, if during the Cool-Off Period there is a material change in market conditions affecting transactions of the type contemplated by a Sale Event, upon request by Callaway, the Board may consent to Callaway commencing a new Sale Event during the Cool-Off Period (such consent to be considered in good faith and shall not be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary herein, Callaway shall have the ability to exercise its rights pursuant to this Section 7.4 to initiate a Sale Event no more than two times in total.

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Section 7.5 Rights of Assignees. Until such time, if any, as a transferee of any Transfer permitted pursuant to this Article VII is admitted to the Company as a Substitute Member pursuant to Section 7.7: (a) such transferee shall be an Assignee only, and only shall receive from the Company, to the extent Transferred, the distributions to which the Member which Transferred its Units would be entitled, (b) such Assignee shall not have any right or interest greater than that of the Units from which its interest is derived, (c) such Assignee shall be subject to all of the obligations of, and restrictions applicable to, the Units (or portion thereof) from which its interest is derived (including any applicable Equity Incentive Plan and/or Award Agreement), and (d) such Assignee shall not be entitled or enabled to exercise any other rights or powers of a Member (including any rights, if any, to participate in the management of the Company or any right to information concerning the business and affairs of the Company). In the event any Assignee desires to make a further assignment of any Units, such Assignee shall be subject to all of the provisions of this Agreement to the same extent and in the same manner as any Member desiring to make such an assignment.

Section 7.6 Admissions, Withdrawals and Removals. No Person shall be admitted to the Company as a Member except in accordance with Section 3.3 or Section 7.7. No Member shall be entitled to retire or withdraw from being a Member of the Company, nor shall any Member be removed from the Company, except in accordance with Section 7.1. Notwithstanding the foregoing, if a Member holding only Profits Interest Units has had all of its Units forfeited, repurchased or redeemed pursuant to this Agreement, any applicable Equity Incentive Plan or the applicable Award Agreement(s) on the terms set forth herein and therein, such Member shall be deemed to have withdrawn from the Company effective as of such date. No admission, withdrawal, removal or redemption of a Member shall, in and of itself, cause the dissolution of the Company. Any purported admission, withdrawal, removal or redemption which is not in accordance with this Agreement shall be null and void.

Section 7.7 Admission of Assignees as Substitute Members.

(a) An Assignee shall become a Substitute Member only if and when each of the following conditions is satisfied:

(i) the Assignee sends written notice to the Board requesting the admission of the Assignee as a Substitute Member and setting forth the name and address of the Assignee, the Units transferred, and the effective date of the Transfer;

(ii) the Board receives from the Assignee written instruments (including copies of any instruments of Transfer, such Assignee’s consent to be bound by this Agreement as a Substitute Member and confirmation that such Assignee is able to and does make each of the representations set forth in Section 11.2) that are in a form reasonably satisfactory to the Board; and

(iii) the Board consents in writing to such admission; provided, however, that the Board shall be required to admit as a Substitute Member any Assignee who acquires Units pursuant to and in accordance with Section 7.1.

(b) Upon the admission of any Substitute Member, the Member Schedule shall be updated by the Board to reflect the name, address and initial Units of such Substitute Member and to eliminate or adjust, if necessary, the name, address and then-current Units of the predecessor of such Substitute Member.

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(c) Notwithstanding anything to the contrary contained herein, (i) upon the consummation of a Transfer of Common Units to an Assignee in compliance with this Agreement, such Assignee shall acquire such Units subject to the same restrictions on Transfer applicable to the transferor; and (ii) in the event that Callaway or its Permitted Transferee Transfers all of the Common Units then held by it to an Assignee, such Assignee shall succeed to (and shall be entitled to exercise) all of Callaway’s rights hereunder, subject to satisfaction of any applicable ownership thresholds contained herein; provided, that (A) Callaway’s rights under Section 7.4 and Callaway’s right to exercise the Monitoring Fee Consent Right, shall not be transferrable to such an Assignee and (B) with respect to such transferee, the reference to the “second anniversary of the Effective Date” shall automatically be deemed modified to refer to the second anniversary of the date on which such Assignee acquires all of the Common Units then held by Callaway or its Permitted Transferees.

Section 7.8 Liability of Withdrawing Members(a) . Withdrawal of any Member shall not relieve such Member of any liability incurred by or attributable to such predecessor Member prior to such Member’s withdrawal.

ARTICLE VIII

INITIAL PUBLIC OFFERING

Section 8.1 IPO Reorganization.

(a) If the Board (subject to any approval rights under Section 6.9(g)) approves an Initial Public Offering, the Company and all Members shall be required to take reasonably necessary actions to effect an IPO Reorganization as determined by the Board. The Company shall be responsible for all reasonable expenses of effecting an IPO Reorganization and any related transactions (including any concurrent Initial Public Offering). In furtherance of the foregoing, each Member shall be required to (i) execute any and all documents and instruments reasonably requested to be executed to effect the intent and purposes of this Section 8.1, including any documents implementing an exchange of Units for equity interests of another entity included in the IPO Reorganization; (ii) make customary representations and warranties in connection therewith and (iii) execute reasonably requested letters of transmittal and powers of attorney and stock powers in connection therewith.

(b) In connection with any IPO Reorganization, to the extent determined by the Board, (i) all outstanding Units will be converted into or exchanged for shares of common stock of the Corporation (or, if an Up-C Structure is used, Units of the Company shall be exchanged for or converted into common units of the Company which shall be exchangeable for common stock of the Corporation), (ii) the number of shares of common stock in the Corporation (or common units of the Company) issued to the Members shall be allocated among the Members based upon the number of the Units held by such Members and (iii) the Board may implement a “high vote/low vote” structure under which the Corporation may have two or more classes of common stock with differing (including no) votes per share.

(c) In the event that the IPO Reorganization takes the form of an Up-C Structure, to the extent determined by the Board, the Members and Blocker Corporation owners shall be entitled to enter into a tax receivable agreement with the Corporation, which shall provide that the Members and Blocker Corporation owners shall be compensated in a customary manner with respect to the tax attributes realized by the Corporation that relate to the applicable Members or Blocker Corporations, including unamortized Section 743(b) basis adjustments attributable to the Units held by a Blocker Corporation prior to the Initial Public Offering, net operating loss carryforwards of a Blocker Corporation, and Section 743(b) basis adjustments realized by the Corporation upon an acquisition of Units by the Corporation from a Member in connection with or following the Initial Public Offering.

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(d) The Company shall use commercially reasonable efforts to have any conversion or exchange of Units in an IPO Reorganization be in a manner intended to qualify as a reorganization under Section 368 of the Code and/or a transaction governed by Section 351 of the Code. In connection with any IPO Reorganization, each Blocker Corporation shall be entitled to merge with the Corporation or an affiliate thereof or engage in similar transactions pursuant to which each Blocker Seller exchanges their respective interests of the applicable Blocker Corporation for shares of the Corporation in a manner intended to qualify as a reorganization under Section 368 of the Code and/or a transaction governed by Section 351 of the Code; provided, that such Blocker Corporation must be a direct holder of all Units in which it has a direct or indirect interest prior to such merger or similar transaction; provided, further, that Callaway Parent shall be entitled to distribute its Callaway stock to its stockholders prior to engaging in any such transaction with the Corporation and the company shall reasonably cooperate with Callaway Parent in connection with any such distribution. Each Member and Blocker Corporation shall be permitted to implement any internal restructuring of any affiliated Blocker Corporations and special purpose vehicles so that any Blocker Corporation becomes a direct owner of Units to facilitate the transactions described in this Section 8.1.

(e) Subject to Section 6.9(g), no Member, in his, her or its capacity as such, will have the right or power to veto, vote for or against, amend, modify or delay an Initial Public Offering undertaken in accordance with the terms of this Agreement.

(f) Notwithstanding anything to the contrary herein, in the event that a Public Offering includes a secondary sale of Equity Securities by LGP or its Affiliates, Callaway shall have the right to participate in such secondary sale on a pro rata basis based on the relative number of Common Units held by LGP and Callaway immediately prior to such Public Offering.

Section 8.2 Registration Rights. In connection with an Initial Public Offering, the Company shall cause the Corporation to enter into an agreement with the Members (as of immediately prior to such conversion or other transaction) to provide such Members with customary registration rights and coordination obligations with regard to their capital stock in the Corporation, in a form reasonably acceptable to Callaway, and which in any event shall provide Callaway with unlimited demand registration rights (provided, that the Company shall not be obligated to maintain more than one shelf registration statement or to undertake more than two underwritten offerings in any 12-month period), unlimited piggyback and S-3 registration rights and pro rata rights (based on Unit ownership) to participate in any Initial Public Offering (subject to customary pro rata cutbacks).

Section 8.3 Lock-Up. Each Member hereby agrees (a) not to effect any sale, distribution or exchange of any equity securities of the Company or any Corporation or any securities convertible into or exchangeable or exercisable for equity securities of the Company or any Corporation, during the period beginning seven days prior to the “pricing” of such offering and ending (i) 180 days after the “pricing” of such offering (in the case of the Initial Public Offering) or (ii) 90 days after the “pricing” of such offering (in the case of any registered public offering of equity securities of the Company or any Corporation other than the Initial Public Offering), unless the underwriters managing such Initial Public Offering or such other registered public offering otherwise agree to a shorter period (which shorter period shall be equally applicable to all Members); and (b) to execute and deliver any reasonable lock-up agreement which is consistent with the provisions of this Section 8.3 and which may be required by the underwriters managing such Initial Public Offering or such other registered public offering. Notwithstanding anything to the contrary contained herein, Callaway shall be released from any applicable restrictions to the same proportional extent that any other Member is released from such restrictions in connection with the Initial Public Offering. Notwithstanding anything to the contrary contained herein (including the final sentence of this Section 8.3), if the Company, any Corporation, or the underwriters managing the Initial Public Offering or any other registered public offering of equity securities of the Company or any Corporation grant to any Member (or any holder or former holder of Units) any waiver, consent or release that permits any Transfer

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or other disposition of Equity Securities of the Company or any Corporation (or any securities convertible into, exercisable for or exchangeable for any such equity securities) prior to the expiration of the applicable period described in clause (a) above, then Callaway (and, if applicable, any Affiliate of Callaway that is a holder or former holder of Units) shall be released from the restrictions set forth in this Section 8.3 to the same extent, on the same terms and conditions, and at the same time as the Member (or holder or former holder of Units) receiving such waiver, consent or release, without any further action by Callaway. For the avoidance of doubt, any quantitative, temporal, volumetric, percentage-based, formulaic or other limitations, caps, cutbacks or staggered release mechanics applicable to any such waiver, consent or release shall apply to Callaway on a no less favorable basis, and the foregoing shall apply with respect to the Initial Public Offering and any other registered public offering of equity securities of the Company or any Corporation.

ARTICLE IX

BOOKS AND RECORDS; INFORMATION RIGHTS

Section 9.1 Records and Reports. The Board shall cause to be kept, at the principal place of business of the Company or at such other location as the Board shall deem appropriate, ledgers, other books of account, and records of all receipts and disbursements, other financial activities, and the internal affairs of the Company.

Section 9.2 Information Rights.

(a) Each Member (except, in the case of clauses (i) through (v) and clause (vii), Management Holder and any holder of Units that is a current or former employee) shall be entitled to receive from the Company:

(i) within 90 days after the end of each Fiscal Year, the audited financial statements of the Company, including an audited consolidated balance sheet of the Company as of the end of such Fiscal Year, and the related consolidated statements of income or operations and cash flows for the Company for such Fiscal Year, all prepared in accordance with GAAP;

(ii) within 60 days after the end of each of the first three quarters of each Fiscal Year, the unaudited quarterly financial statements of the Company, including an unaudited consolidated balance sheet of the Company as of the end of such quarter, and the related consolidated statements of income or operations and cash flows for the Company for such quarter, all prepared in accordance with GAAP;

(iii) within 30 days after the end of each month of each Fiscal Year, the unaudited monthly financial statements of the Company, including an unaudited consolidated balance sheet of the Company as of the end of such month, and the related consolidated statements of income or operations and cash flows for the Company for such month, all prepared in accordance with GAAP;

(iv) the Annual Budget for each Fiscal Year promptly following completion of the preparation thereof; provided, that such Annual Budget shall be delivered no later than 30 days after the commencement of a new Fiscal Year;

(v) upon such Member’s reasonable request, a detailed capitalization table for the Company;

(vi) tax reporting information applicable for such Member; and

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(vii) a copy of all reports and notices provided to lenders of any Group Company promptly following delivery of such report or notice to such lender.

(b) Notwithstanding the foregoing, a Member’s right to receive the information set forth in Section 9.2(a)(iii), Section 9.2(a)(iv) and Section 9.2(a)(vii) shall cease at such time as such Member no longer beneficially owns or controls, directly or indirectly, at least 10% of its Initial Common Units.

(c) So long as a Member (other than Management Holder and any holder of Units that is a current or former employee) holds at least 5% of the issued and outstanding Units, the Company, shall allow such Member and its officers, employees, agents, accountants, counsel and other representatives reasonable access during normal business hours to inspect the Group Companies’ books and records, to make extracts and copies therefrom at such Member’s own expense and to have reasonable access to all of the Group Companies’ facilities, property and assets, and to discuss with any director, officer, manager, accountant or counsel of the Group Companies the operational and financial condition of the Group Companies; provided, that (i) any such access shall be conducted in a manner not to interfere with the businesses or operations of the Group Companies, and (ii) the Company shall not be required to disclose any information to any Member under this Section 9.2(c) if doing so would reasonably be expected to (A) violate any agreement or federal, state, provincial, municipal, local or foreign law, rule or regulation to which a Group Company is subject, or (B) result in the waiver of any legal privilege or work product protection of a Group Company.

Section 9.3 Waiver of Statutory Information Rights. Without limiting the provisions of Section 9.2, no Member shall have any rights under Section 18-305(a) of the Act.

Section 9.4 Callaway Reporting. Notwithstanding anything to the contrary contained herein, so long as Callaway or its Affiliates are required to include information regarding the Group Companies in Callaway’s or its Affiliates’ annual or quarterly financial reports or any other disclosure obligations required under applicable securities laws, the Company shall provide all relevant information required by Callaway or its Affiliates on a timely basis to ensure Callaway or its Affiliates have sufficient time to meet their schedule for preparation, filing and public dissemination of such financial reports or disclosures; provided, that (a) such information shall be shared among the Company and Callaway or its Affiliates substantially consistent with the information practices occurring prior to the Effective Date as described on Schedule 9.4, (b) relevant information shall be shared from time to time no later than five Business Days after Callaway requests such information and (c) Callaway agrees to bear the incremental out-of-pocket third party costs incurred (if any) to make any relevant information compliant with Callaway’s or its Affiliate’s reporting obligations.

ARTICLE X

LIQUIDATION AND DISSOLUTION

Section 10.1 Limitations. The Company may be liquidated and dissolved only pursuant to the provisions of this Article X, and the parties hereto do hereby irrevocably waive any and all other rights they may have to cause a liquidation or dissolution of the Company or a sale or partition of any or all of the Company Assets.

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Section 10.2 Exclusive Causes.

(a) Notwithstanding the Act, the following (and only the following) events shall cause the Company to be dissolved:

(i) by written election of the Board, subject to Section 6.9(g); or

(ii) at any time that there are no Members, unless the business of the Company is continued in accordance with the Act.

(b) To the fullest extent permitted by law, any liquidation or dissolution of the Company other than as provided in this Section 10.2 shall be a dissolution in contravention of this Agreement.

Section 10.3 Effect of Dissolution. The dissolution of the Company shall be effective on the day on which the event occurs giving rise to the dissolution, but the Company shall not terminate until it has been wound up and its assets have been distributed as provided in Section 10.5 and its Certificate of Formation has been cancelled by the filing of a certificate of cancellation with the office of the Secretary of State of the State of Delaware. Notwithstanding the dissolution of the Company, prior to the termination of the Company, the business of the Company and the affairs of the Members, as such, shall continue to be governed by this Agreement.

Section 10.4 No Capital Contribution Upon Dissolution. Each Member shall look solely to the assets of the Company for all distributions with respect to the Company, and shall have no recourse therefor (upon dissolution or otherwise) against any other Member.

Section 10.5 Liquidation.

(a) Subject to Section 6.9(g), upon dissolution of the Company, the Company shall thereafter engage in no further business other than that which is necessary to wind up the business, and the Board (or such other Person as the Board may determine) shall act as the “Liquidator” of the Company. A reasonable time shall be allowed for the winding up of the affairs of the Company in order to minimize any losses attendant upon such a winding up.

(b) Subject to Section 6.9(g), upon the occurrence of a dissolution of the Company, in the event the Board or Liquidator, as applicable, reasonably believes that it is prudent to do so, cash or other assets held in reserve may be placed in a liquidating trust or other escrow immediately prior to the termination of the Company in order to ensure that any and all obligations of the Company are satisfied. Subject to Section 6.9(g), upon a Liquidation Event, the Board or Liquidator, as applicable, shall apply and distribute the cash proceeds thereof and/or any other Company Assets as follows:

(i) first, to the creditors of the Company (including to Members who are creditors to the extent permitted by law) in satisfaction of liabilities of the Company, and to the setting up of any reserves for contingencies which the Liquidator may consider necessary or appropriate; and

(ii) second, to the Members, in accordance with Section 4.2.

(c) Notwithstanding Section 10.5(b), in the event that the Liquidator determines that an immediate sale of all or any portion of the Company Assets would cause undue loss to the Members, the Liquidator, in order to avoid such loss and to the extent not then prohibited by the Act, may either (i) defer liquidation of and withhold from distribution for a reasonable time any Company Assets except those necessary to satisfy, including the provision of reasonable reserves for, the Company’s debts and obligations, or (ii) distribute the Company Assets to the Members in kind in a manner otherwise in accordance with the distribution procedure of Section 10.5(b).

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ARTICLE XI

MISCELLANEOUS

Section 11.1 Amendments.

(a) Subject to Section 6.9(g), any provision of this Agreement may be amended, modified or waived with the approval of the Board.

(b) Any amendment, modification or waiver of this Agreement in accordance with this Section 11.1 shall be binding upon the Company and each Member.

(c) Upon the amendment, modification or waiver of this Agreement pursuant to this Section 11.1, the Company shall promptly (and in any event, within 10 Business Days), provide a written notice to LGP and Callaway at such Member’s address on the Member Schedule, setting forth the full details (or a copy) of such amendment, modification or waiver.

Section 11.2 Representations and Warranties. Each Member (solely on behalf of itself and not with respect to any other party) hereby represents, warrants, covenants and acknowledges as follows:

(a) Authorization, etc. (i) It is duly formed and validly existing in good standing under the laws of the jurisdiction in which it is organized, with the full power and authority to carry on its business, to execute and deliver this Agreement; and (ii) its execution and delivery of this Agreement and the powers of attorney contained herein have been authorized by all necessary corporate or other action on its behalf, and this Agreement and the powers of attorney are its legally valid and binding obligations, enforceable against it in accordance with their respective terms.

(b) Compliance with Laws and Other Instruments. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby, and the performance of the party’s obligations hereunder shall not conflict with, or result in any violation of or default under, any provision of any charter, bylaws, trust agreement, partnership agreement, limited liability company agreement or other governing instrument applicable to the party, or, to the best of the party’s knowledge, any material agreement or other instrument to which it is a party or by which it is bound, or any permit, franchise, judgment, decree, statute, order, rule or regulation applicable to such party.

(c) Investment Representations.

(i) such Member is receiving the Units issued to such Member solely for such Member’s own account and with no intention of distributing or reselling such Units or any part thereof, or interest therein, in any transaction that would be in violation of the Securities Act, or any other federal or state securities laws;

(ii) such Member is either (i) an “accredited investor” (as such term is defined in Regulation D under the Securities Act), or (ii) an employee of or consultant to the Group Companies and received its Units in accordance with Rule 701 promulgated under the Securities Act;

(iii) such Member understands the full nature and risk of an investment in the Units and further acknowledges that it has had access to the books and records of the Company, is generally familiar with the business conducted by the Company has had an opportunity to ask questions concerning the Group Companies;

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(iv) such Member understands and agrees that (x) the Units are being acquired by such Member in a transaction not involving any public offering within the meaning of the Securities Act, in reliance on an exemption therefrom, (y) the Units have not been, and will not be, approved or disapproved by the SEC or by any other federal or state agency, and that no such agency has passed on the accuracy or adequacy of disclosures made to such Member by the Company or any of its Affiliates and (z) no federal or state governmental agency has passed on or made any recommendation or endorsement of the Units or an investment in the Company; and

(v) such Member understands and acknowledges that (x) the Units have not been and will not be registered under the Securities Act, or the securities laws of any state, (y) unless the Units are so registered, they may not be offered, sold, transferred or otherwise disposed of except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any applicable securities laws of any state or foreign jurisdiction and (z) there will not be any public trading market for Units, and as a result, such Member may be unable to sell or dispose of his, her or its interest in the Company.

Section 11.3 Accounting. The books of the Company shall be kept on such method of accounting for financial reporting purposes as may be determined by the Board.

Section 11.4 Entire Agreement. This Agreement, together with any Exhibits hereto and any joinder documents entered into after the Effective Date, constitutes the entire agreement among the parties with respect to its subject matter and supersedes all prior and contemporaneous agreements, understandings and negotiations, both written and oral, among the parties with respect to such subject matter.

Section 11.5 Further Assurances. Each of the parties hereto does hereby covenant and agree on behalf of itself, its successors, and its assigns, without further consideration, to prepare, execute, acknowledge, file, record, publish, and deliver such other instruments, documents and statements, and to take such other action as may be required by law or reasonably necessary to effectively carry out the purposes of this Agreement. Each Member hereby undertakes to take any action necessary or convenient to implement any matter approved in accordance with this Agreement.

Section 11.6 Notices. Any notice, consent, payment, demand, or communication required or permitted to be given by any provision of this Agreement shall be in writing and shall be (a) delivered personally to the Person or to an officer of the Person to whom the same is directed, or (b) sent by e-mail, or registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to a Member, to such Member as provided in the Member Schedule; and

If to the Company:	[ • ]
c/o [ • ]
[Address]
Attn: [ • ]
Email: [ • ]

with a copy (which shall
not constitute notice) to:	[ • ]
c/o [ • ]
[Address]
Attn: [ • ]
Email: [ • ]

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or to such other address or e-mail address as such Person may from time to time specify by notice to the Company; and if to a Member, to such Member at the address or e-mail address set forth on the Member Schedule. Any such notice shall be deemed to be delivered, given and received for all purposes as of: (i) the date so delivered, if delivered personally, (ii) upon receipt, if sent by e-mail, or (iii) on the date of receipt or refusal indicated on the return receipt, if sent by registered or certified mail, return receipt requested, postage and charges prepaid and properly addressed.

Section 11.7 Governing Law. This Agreement, including its existence, validity, construction and operating effects, and the rights of each of the parties hereto, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to otherwise governing choice of law or conflict of laws principles.

Section 11.8 Venue and Submission to Jurisdiction. Any and all suits, legal actions or proceedings arising out of this Agreement (including against any director or officer of the Company) shall be brought solely in the Court of Chancery of the State of Delaware and each Member hereby submits to and accepts the exclusive jurisdiction of such court for the purpose of such suits, legal actions or proceedings. In any such suit, legal action or proceeding, each Member waives personal service of any summons, complaint or other process and agrees that service thereof may be made by certified or registered mail directed to it at its address set forth in Section 11.6. To the fullest extent permitted by law, each party hereto hereby irrevocably waives any objection which it may now or hereafter have to the laying of venue or any such suit, legal action or proceeding in any such court and hereby further waives any claim that any suit, legal action or proceeding brought in any such court has been brought in an inconvenient forum. Each of the parties agrees that the exclusive choice of forum set forth in this Section 11.8 does not prohibit the enforcement of any judgment obtained in that forum or any other appropriate forum. Nothing set forth in this Section 11.8 affects the right to serve process in any other matter permitted by law.

Section 11.9 Binding Effect. Except as otherwise expressly provided herein, this Agreement shall be binding upon and will inure to the benefit of the Members, their respective heirs, executors, administrators, successors and all other Persons hereafter holding, having or receiving Units, whether as Assignees, Substitute Members, Members or otherwise. Except as otherwise expressly provided herein, no Member or other party hereto may assign any of its rights or obligations under this Agreement.

Section 11.10 Severability. In the event that any provision of this Agreement as applied to any party or to any circumstance, shall be adjudged by a court to be void, unenforceable or inoperative as a matter of law, then the same shall in no way affect any other provision in this Agreement, the application of such provision in any other circumstance or with respect to any other party, or the validity or enforceability of this Agreement as a whole.

Section 11.11 Confidentiality.

(a) The Company may provide and furnish to the Members certain confidential and proprietary information concerning the business and affairs of the Group Companies that is not already generally available to the public, including information in connection with the organization and capitalization of the Company, financial statements and other financial information, information regarding the operations and trade secrets of the Group Companies and their businesses, and the terms of this Agreement (and the provisions hereof) (collectively, the “Confidential Information”). In addition, the Company agrees to provide Confidential Information to certain of the Members in accordance with Article IX. Notwithstanding anything to the contrary contained herein, “Confidential Information” shall not include

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(i) information generally available to or known by the public (other than as a result of disclosure in violation hereof), (ii) was within the possession of the Member or its Affiliates prior to disclosure to it from a source other than the Group Companies, (iii) is received by the Member or its Affiliates from a source other than the Group Companies; provided that, in the case of clauses (ii) and (iii) above, the Member and its Affiliates do not have knowledge that such source is bound by a confidentiality agreement with, or other obligation of confidentiality to, the Group Companies with respect to such information or otherwise prohibited from transmitting the information to the Member or its Affiliates by law, contractual obligation, fiduciary duty or otherwise, or (iv) is independently developed by the Member or its Affiliates without use of or reference to Confidential Information.

(b) Each Member will treat and hold the Confidential Information as confidential and deliver promptly to the Company, at the request and option of the Board at such time as the relevant Person ceases to be a Member, all tangible embodiments (and all copies) of the Confidential Information which are in its possession or under its control; provided, however, that (i) each Member may disclose Confidential Information (A) to such Member’s (1) Affiliates, (2) Permitted Transferees or (3) attorneys, accountants, consultants and other professional advisors having a need to know such information in the performance of their services to such Member, in each case so long as such Persons agree to keep such information confidential on terms substantially identical to the terms contained in this Section 11.11, (B) to authorized directors, officers, managers, partners, members, representatives, agents and employees of a Group Company and as otherwise may be proper in the course of performing such Member’s duties or obligations to the Group Companies, or enforcing such Member’s rights under this Agreement and the agreements expressly contemplated hereby, (C) if such disclosure is requested by any Governmental Entity having jurisdiction over such Member, (D) if such disclosure, based on the advice of outside counsel of such Member, is otherwise required by applicable law or listing requirements or to comply with disclosure obligations required under applicable securities laws and (E) to any prospective purchaser of such Member’s Units to the extent reasonably necessary in connection with a Transfer of such Units permitted under this Agreement; provided, that such prospective purchaser (1) shall have been advised of this Agreement and (2) shall have expressly agreed to be bound by a confidentiality agreement of which the Company is a third-party beneficiary and which contains provisions that are no less stringent in all material respects than the terms of this Section 11.11, and (ii) each Member may disclose Confidential Information (A) as part of such Member’s normal reporting, rating or review procedure (including tax reporting and/or normal credit rating and pricing processes), (B) in connection with such Member’s or its Affiliates’ normal fund raising, marketing, informational or reporting activities, or to such Member’s (or any of its Affiliates’) Affiliates, auditors, accountants, attorneys or other agents or (C) to any lender, prospective lender or other financing source providing financing, directly or indirectly, to Callaway Parent or any Subsidiary of Callaway Parent or to any investor, prospective investor or other financing source providing equity, directly or indirectly, to Callaway Parent or any Subsidiary of Callaway Parent; provided, that such Persons who receive Confidential Information shall have been advised of the confidential nature of such information and have been instructed to keep such information confidential in accordance with the terms hereof.

(c) If any Member or such other Person is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, such Person will notify the Company promptly of the request or requirement so that the Company may seek an appropriate protective order or waive compliance with the provisions of this Section 11.11. If, in the absence of a protective order or the receipt of a waiver hereunder, any such Person is, on the advice of counsel, compelled to disclose any Confidential Information, such Person may disclose only the portion of the Confidential Information required to be disclosed; provided, however, that such disclosing Person will use its commercially reasonable efforts to obtain, at the request of the Company, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as the Company will designate. Nothing in this Section 11.11 shall prohibit any Person from reporting possible violations of federal law or regulation to any governmental agency or entity (including but not limited to the Department of Justice, the Securities and Exchange Commission, the Congress, and any Inspector General), or making other disclosures that are protected under the whistleblower provisions of federal law or regulation.

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Section 11.12 Non-Solicitation; Non-Hire. So long as Callaway holds at least 10% of its Initial Common Units, Callaway shall not, and shall cause its Affiliates not to, in each case, directly or indirectly: (a) solicit, encourage or induce any employee of the Group Companies to leave the employment of, or cease providing services to the Group Companies; or (b) employ or otherwise engage any employee of the Group Companies; provided, that this Section 11.12 shall not prevent Callaway or its Affiliates from (i) engaging in general solicitations for employees (including through the use of recruiting agencies) and employing any respondent thereto, so long as such solicitations are not directly targeted towards employees of the Group Companies, (ii) soliciting or hiring any person whose employment with a Group Company has terminated for a period of at least six months prior to such employment discussions with Callaway or its Affiliates, or (iii) soliciting or hiring any person who contacts Callaway or its Affiliates on his or her own initiative without any prior solicitation, provided that Callaway or its applicable Affiliate can reasonably demonstrate such person initiated such employment discussions.

Section 11.13 Certain Rules of Construction. To the fullest extent permitted by law, the parties hereto intend that any ambiguities shall be resolved without reference to which party may have drafted this Agreement. All Article or Section titles or other captions in this Agreement are for convenience only, and they shall not be deemed part of this Agreement and in no way define, limit, extend or describe the scope or intent of any provisions hereof. Unless the context otherwise requires: (a) a term has the meaning assigned to it; (b) an accounting term not otherwise defined has the meaning assigned to it in accordance with then-applicable generally accepted accounting principles; (c) “or” is not exclusive; (d) words in the singular include the plural, and words in the plural include the singular; (e) provisions apply to successive events and transactions; (f) “herein,” “hereof” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision; (g) “include” or “including” shall be deemed to be followed by “without limitation” or “but not limited to” whether or not they are followed by such phrases or words of like import; (h) all references to “clauses,” “Sections” or “Articles” refer to clauses, Sections or Articles of this Agreement; and (i) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms.

Section 11.14 No Third Party Beneficiaries. None of the provisions of this Agreement shall be for the benefit of, or be enforceable by, any creditor of the Company or any creditor of any Member. This Agreement is not intended to confer any rights or remedies hereunder upon, and shall not be enforceable by, any Person other than the parties hereto, except the provisions of Section 6.11 shall be enforceable by the Indemnitees and the provisions of Section 6.11(m) shall be enforceable by the Parent Indemnitors.

Section 11.15 Counterparts. This Agreement may be executed in any number of multiple counterparts, each of which shall be deemed to be an original copy and all of which shall constitute one agreement, binding on all parties hereto. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

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Section 11.16 Waiver.

(a) No delay, failure or omission on the part of any party hereto in exercising any right, power, remedy or privilege under this Agreement or under any other documents furnished in connection with or pursuant to this Agreement or otherwise available to any party under applicable law shall impair any such right, power, remedy or privilege, or affect the right of such party thereafter to exercise the same, or be construed as a waiver of any default or any acquiescence therein. No single or partial exercise of any such right, power, remedy or privilege shall preclude the further exercise of such right, power, remedy or privilege, or the exercise of any other right, power, remedy or privilege. Any extension of time or other indulgence granted to any party hereunder will not otherwise alter or affect any power, remedy or right of any other parties, or the obligations of the party to whom such extension or indulgence is granted.

(b) The failure at any time of any party to require performance by any other parties of any responsibility or obligation provided for in this Agreement shall in no way affect the full right to require such performance at any time thereafter, nor shall the waiver by any party of a breach of any provision of this Agreement by the other parties constitute a waiver of any succeeding breach of the same or any other obligation itself.

(c) No waiver shall be valid against any party hereto unless made in writing and signed by the party against whom enforcement of such waiver is sought and then only to the extent expressly specified therein.

Section 11.17 Consents. Except as otherwise expressly provided herein, any consent or approval to any act or matter required under this Agreement must be in writing and shall apply only with respect to the particular act or matter to which such consent or approval is given, and shall not relieve any Member from the obligation to obtain the consent or approval, as applicable, wherever required under this Agreement to any other act or matter.

Section 11.18 Company Name. If, at any time, the Company name shall include the name of, or any trade name used by, a Member or any of its Affiliates, neither the Company nor any other Member shall acquire any right, title or interest in or to such name or trade name.

Section 11.19 Counsel. EACH MEMBER ACKNOWLEDGES THAT LATHAM & WATKINS LLP HAS REPRESENTED SOLELY CALLAWAY AND ITS AFFILIATES IN CONNECTION WITH THIS AGREEMENT AND THAT LATHAM & WATKINS LLP DOES NOT REPRESENT THE COMPANY OR ANY OTHER MEMBER IN ITS CAPACITY AS SUCH IN THE ABSENCE OF A CLEAR AND EXPLICIT WRITTEN AGREEMENT TO SUCH EFFECT BETWEEN THE COMPANY OR SUCH MEMBER AND LATHAM & WATKINS LLP (AND THEN ONLY TO THE EXTENT SPECIALLY SET FORTH IN SUCH AGREEMENT). EACH MEMBER AGREES (FOR ITSELF AND THE COMPANY) THAT IN ABSENCE OF ANY SUCH AGREEMENT LATHAM & WATKINS LLP SHALL OWE NO DUTIES TO THE COMPANY OR ANY MEMBER. EACH MEMBER FURTHER ACKNOWLEDGES THAT, WHETHER OR NOT LATHAM & WATKINS LLP HAS IN THE PAST REPRESENTED OR IS CURRENTLY REPRESENTING SUCH MEMBER WITH RESPECT TO OTHER MATTERS, LATHAM & WATKINS LLP HAS NOT REPRESENTED THE INTERESTS OF THE COMPANY OR ANY MEMBER (OTHER THAN CALLAWAY AND ITS AFFILIATES), AS SUCH, IN THE PREPARATION OR NEGOTIATION OF THIS AGREEMENT. EACH MEMBER HEREBY EMPOWERS THE BOARD TO WAIVE, ON BEHALF OF THE COMPANY, ANY CONFLICT TO WHICH LATHAM & WATKINS LLP MAY REQUEST CONSENT (INCLUDING THE WAIVER OF ANY CONFLICT NECESSARY OR DESIRABLE TO PERMIT LATHAM & WATKINS LLP TO REPRESENT CALLAWAY AND ITS AFFILIATES IN CONNECTION WITH THIS AGREEMENT ON AN ONGOING BASIS).

Section 11.20 Headings. The headings of all Articles and Sections contained in this Agreement are for convenience of reference only and do not form a part of this Agreement and shall not in any way affect the interpretation hereof.

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Section 11.21 Survival. Notwithstanding anything to the contrary contained herein, the provisions of Article II (Definitions), Section 3.9 (Liability of Members), Section 4.4 (Withholding and Indemnification), Section 6.11 (Indemnification by Company), Section 6.12 (Other Activities), and Article XI (Miscellaneous) (and any other provision herein necessary for the effectiveness of the foregoing sections) shall survive any (a) amendment or termination of this Agreement, (b) any Transfer by a Member and (c) the dissolution or termination of the Company.

Section 11.22 Waiver of Jury Trial. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES, TO THE EXTENT PERMITTED BY APPLICABLE LAW, TRIAL BY JURY IN ANY LITIGATION IN ANY COURT WITH RESPECT TO, IN CONNECTION WITH, OR ARISING OUT OF THIS AGREEMENT OR THE VALIDITY, PROTECTION, INTERPRETATION, COLLECTION OR ENFORCEMENT THEREOF.

Section 11.23 Remedies. Each of the parties hereto acknowledges that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, that the rights of each party to the performance of the obligations of the other parties contemplated hereby are unique and monetary damages, even if available, would be an inadequate remedy therefor. In addition to and not in derogation of any other remedy available at law (or in equity) for such breach, the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement, including the right of a party hereto to cause the other parties hereto to consummate the transactions contemplated by this Agreement. It is agreed that the parties hereto are entitled to enforce specifically the performance of terms and provisions of this Agreement in any court as referred to in Section 11.8, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties hereto further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

Section 11.24 Consent of Spouse. Each Member that is a married individual shall cause his or her spouse to execute and deliver to the Company a consent substantially in the form of Exhibit B attached hereto simultaneously with the execution and delivery of this Agreement by such Member. Within 10 days after any natural person becomes a Member after the date hereof or a Member marries, such Member shall have his or her spouse execute a consent substantially in the form of Exhibit B attached hereto.

* * * * * *

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IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the Effective Date.

[TOPCO,] LLC

By:
Name:
Title:

LGP TG AGGREGATOR, LLC

By:
Name:
Title:

CALLAWAY TG HOLDCO INC.

By:
Name:
Title: